9/22

04045062

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ChinaCast Communications

*CURRENT ADDRESS Holdings Limited

Canon's Court

22 Victoria Street

Hamilton HM12

**FORMER NAME Bermuda

**NEW ADDRESS

PROCESSED

SEP 27 2004

THOMSON FINANCIAL

FILE NO. 82- 34811 FISCAL YEAR 12/31/02

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 9/22/04

双威通讯
ChinaCast

(Incorporated in Bermuda on 20 November 2003)

PROSPECTUS DATED 30 APRIL 2004
(registered by the Monetary Authority of Singapore on 30 April 2004)

This document is important. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, or other professional adviser.

We have made an application to the Singapore Exchange Securities Trading Limited ("SGX-ST") for permission to deal in and for quotation of the ordinary shares of US$0.08 each (the "Shares") in the capital of ChinaCast Communication Holdings Limited (the "Company") already issued, the new Shares which are the subject of this Invitation (the "New Shares") and the Shares which may be issued upon the exercise of the options to be granted under the ChinaCast Pre-IPO Employee Share Option Scheme and/or the ChinaCast Post-IPO Employee Share Option Scheme (the "Option Shares"). Such permission will be granted when we have been admitted to the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST"). **The dealing in and quotation of the Shares will be in Singapore dollars.**

Acceptance of applications will be conditional upon permission being granted to deal in, and for quotation of, all of the issued Shares, the New Shares and the Option Shares. If the completion of the Invitation does not occur because the SGX-ST's permission is not granted or for any other reasons, monies paid in respect of any application accepted will be returned to you at your own risk, without interest or any share of revenue or other benefit arising therefrom and you will not have any claims whatsoever against us or the Manager.

The SGX-ST assumes no responsibility for the correctness of any of the statements or opinions made or reports contained in this Prospectus. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Invitation, our Company, our subsidiaries, our Shares, the New Shares or the Option Shares.

A copy of this Prospectus has been lodged with and registered by the Monetary Authority of Singapore (the "Authority"). The Authority assumes no responsibility for the contents of the Prospectus. Registration of the Prospectus by the Authority does not imply that the Securities and Futures Act (Chapter 289), or any other legal or regulatory requirements, have been complied with. The Authority has not, in any way, considered the merits of the shares or units of shares, as the case may be, being offered or in respect of which an invitation is made, for investment.

The Bermuda Monetary Authority has given its consent to the issue of the New Shares pursuant to the Invitation on the terms referred to in this Prospectus. A copy of this Prospectus has been filed or will, as soon as reasonably practicable, be filed with the Registrar of Companies in Bermuda. In accepting the Prospectus for filing and in granting such consent, the Registrar of Companies in Bermuda and the Bermuda Monetary Authority accept no responsibility for the financial soundness of our Group or any proposal or for the correctness of any of the statements made or opinions expressed herein or any of the other documents referred to in this Prospectus.

You should note our Group structure and business arrangements with the CCL Group. Our Company does not own the CCL Group and provides our end customers in the PRC with the solutions via our business arrangements with the CCL Group. We have not sought any confirmations from the PRC authorities on whether our Group structure and business arrangements with the CCL Group are in compliance with applicable PRC laws and regulations including but not limited to, regulations in relation to value-added telecommunication business in the PRC. Please refer to "Risk Factors" on pages 28 and 29 and "Group Structure" on pages 61 to 66 of this Prospectus.

Investing in our Shares involves risks which are described in the section entitled "RISK FACTORS" of this Prospectus. No Shares will be allotted or allocated on the basis of this Prospectus later than six months after the date of registration of this Prospectus. In the event that the Placement Agent does not receive subscriptions and payments for 95% of the Placement Shares by 6.00 pm on 6 May 2004, the Underwriter may terminate the Management and Underwriting Agreement and the Placement Agent shall be entitled to terminate the Placement Agreement. In that event, our Company reserves the right, in our absolute discretion, to cancel the Invitation, upon which all applications monies will be returned to you at your own risk, without interest or any share of revenue or other benefit arising therefrom and you will not have any claims whatsoever against us or the Manager. Please also refer to page 112.

Invitation in respect of 110,500,000 New Shares comprising:-

(i) 4,000,000 Offer Shares at S$0.49 each by way of public offer; and

(ii) 106,500,000 Placement Shares by way of placement, comprising:-

(a) 97,000,000 Placement Shares at S$0.49 for each Placement Share;

(b) 4,000,000 Internet Placement Shares at S$0.49 for each Internet Placement Share reserved for applications made through the IPO website www.ePublicOffer.com ; and

[illegible] 5,500,000 Reserved Shares at S$0.49 for each Reserved Share reserved for [illegible] employees, business associates and those who have contributed to the success of our Group [illegible] on application.



Manager
Underwriter and Placement Agent
Sub-Underwriter
Sub-Placement Agent
双威通讯
ChinaCast


SATELLITE
UP TO 256 Mbps
CNOC
VSAT
DDN 34 Mbps

双威通讯 ChinaCast

"A satellite broadband based solutions provider"

- Through its wholly owned subsidiary, ChinaCast Technology (Shanghai) Limited, ChinaCast provides solutions to its end customers in the PRC via ChinaCast Lixiang, including a range of services such as interactive distance learning solutions, multimedia educational content and broadband satellite network services (collectively the "ChinaCast Business").
- The ChinaCast Business provides satellite-based broadband internet solutions to educational institutions, government agencies, enterprises and multinational companies throughout the People's Republic of China.
- ChinaCast's core business activities are divided into two segments: (i) Education/Training Products and Services and (ii) Enterprise Networking Products and Services

FINANCIAL HIGHLIGHTS

Revenue (RMB million)


80
70
60
50
40
30
20
10
0
27.8
77.4
58.0
58.3
FY2000 FY2001 FY2002 FP2002* FP2003*

Profit Before Tax (RMB million)


30
20
10
0
-10
-20
-30
-40
-50
-60
-52.1
-38.6
16.9
11.7
28.0
FY2000 FY2001 FY2002 FP2002* FP2003*

*Financial Period - January - September

The ChinaCast Business offers the following services: -

Education/Training Products and Services

- Offered to universities, K-12 (primary, middle and high schools) and corporate training customers
- Provide distance learning courses via a nationwide satellite broadband network to 15 major universities and over 300 remote classrooms serving over 70,000 students
- Provide solutions to teacher.com which provides education and multimedia content to 20,000 teachers
- Offer corporate training solutions for IT certification courses, including Cisco CCNA, Microsoft MCSD and Oracle OCP, and management training courses such as the Certified Financial Analyst ("CFA")

Enterprise Networking Products and Services

- Networking solutions are offered to corporations, government agencies, and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC
  - Targeted companies include: banks, insurance companies, petrol companies, retail stores, lottery companies and car dealerships
  - Typical applications include: credit card verification, inventory tracking, corporate training, business TV, customer relationship management (CRM), enterprise resource planning (ERP) and file distribution

TABLE OF CONTENTS

APPENDIX H

AUDITED FINANCIAL STATEMENTS OF CHINACAST TECHNOLOGY (BVI) LIMITED FOR THE PAST THREE FINANCIAL YEARS ENDED 31 DECEMBER 2002

APPENDIX I

AUDITED FINANCIAL STATEMENTS OF CHINACAST COMMUNICATION NETWORK COMPANY LTD. FOR THE NINE MONTH FINANCIAL PERIOD ENDED 30 SEPTEMBER 2003

APPENDIX J

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER TO THE AUDIT COMMITTEE OF CHINACAST COMMUNICATION HOLDINGS LIMITED

APPENDIX K

TERMS AND CONDITIONS AND PROCEDURES FOR APPLICATION

CORPORATE INFORMATION

BOARD OF DIRECTORS	:	Yin Jianping (Executive Chairman) Chan Tze Ngon, Ron (Chief Executive Officer) Li Wei (Chief Operating Officer) Daniel Tseung Kar Keung (Non-Executive Director) Foo Meng Tong (Independent Director) Chow Kok Kee (Independent Director)
BERMUDA RESIDENT REPRESENTATIVE	:	Judith Collis*
COMPANY SECRETARIES	:	Chow Siu Lam Cliff (member of the American Institute of Certified Public Accountants) Rovonne Roberts*
BERMUDA ASSISTANT RESIDENT REPRESENTATIVE AND ASSISTANT SECRETARY	:	Appleby Corporate Services (Bermuda) Ltd.* Canon's Court 22 Victoria Street Hamilton HM12 Bermuda
REGISTERED OFFICE	:	Canon's Court 22 Victoria Street Hamilton HM12 Bermuda
REGISTRAR FOR THE INVITATION AND SINGAPORE SHARE TRANSFER AGENT	:	Lim Associates (Pte) Ltd 10 Collyer Quay #19-08 Ocean Building Singapore 049315
BERMUDA REGISTRAR AND SHARE TRANSFER AGENT	:	Reid Management Limited Argyle House 41A Cedar Avenue Hamilton HM12 Bermuda
MANAGER	:	SBI E2-Capital Pte Ltd 5 Shenton Way #09-07 UIC Building Singapore 068808
UNDERWRITER AND PLACEMENT AGENT	:	SBI E2-Capital Securities Pte Ltd 5 Shenton Way #09-08 UIC Building Singapore 068808
SOLICITORS TO THE INVITATION AND LEGAL ADVISERS TO THE COMPANY ON SINGAPORE LAW	:	Wong Partnership 80 Raffles Place #58-01 UOB Plaza 1 Singapore 048624

* Judith Collis, Rovonne Roberts and Appleby Corporate Services (Bermuda) Ltd. will resign as Bermuda Resident Representative, Resident Secretary and Assistant Resident Representative respectively upon the listing of the Shares on the SGX-ST, whereupon Appleby Corporate Services (Bermuda) Ltd. will be appointed as the Bermuda Resident Representative.

AUDITORS OF CHINACAST COMMUNICATION NETWORK COMPANY LTD AND CHINACAST TECHNOLOGY (BVI) LIMITED	:	Deloitte Touche Tohmatsu Certified Public Accountants Ltd. 30/F Bund Center 222 Yan An Road East Shanghai 200002, PRC
REPORTING AUDITORS	:	Deloitte & Touche, Singapore Certified Public Accountants 6 Shenton Way #32-00 DBS Building Tower Two Singapore 068809
LEGAL ADVISERS TO THE COMPANY ON PRC LAW	:	Jingtian & Gongcheng Floor 15 The Union Plaza 20 Chaoyangmenwai Dajie Beijing 100020 PRC
LEGAL ADVISERS TO THE COMPANY ON HONG KONG LAW	:	Chiu, Szeto & Cheng 17th Floor, Unit 6A C.M.A. Building 64 Connaught Road Central Hong Kong
LEGAL ADVISERS TO THE COMPANY ON BERMUDA LAW	:	Appleby Spurling Hunter 5111 The Centre 99 Queen's Road Centre Central Hong Kong
LEGAL ADVISERS TO THE MANAGER AND UNDERWRITER AND PLACEMENT AGENT ON PRC LAW	:	GFE Law Office 18th Floor Guangdong Holdings Tower No. 555 Dongfeng East Road Guangzhou Guangdong Province PRC
INDEPENDENT FINANCIAL ADVISER	:	PricewaterhouseCoopers Corporate Finance Pte Ltd 8 Cross Street #17-00 PWC Building Singapore 048424
RECEIVING BANKER	:	The Bank of East Asia, Limited 137 Market Street Bank of East Asia Building Singapore 048943

DEFINITIONS

In this Prospectus and the accompanying Application Forms and, in relation to Electronic Applications, the instructions appearing of the screens of the ATMs or the IB websites of the relevant Participating Banks, the following definitions apply where the context so admits:–

Companies

"BCN"	:	Beijing Col Network Technology Co., Ltd (北京讯业金网网络技术有限公司)
"CCL"	:	ChinaCast Co., Ltd (上海双威通讯网络有限公司)
"CCL Group"	:	CCL and CCLX
"CCN"	:	ChinaCast Communication Network Company Ltd
"CCLX"	:	ChinaCast Li Xiang Co., Ltd (上海双威理想通讯网络有限公司)
"CCT "	:	ChinaCast Technology (BVI) Limited
"CCT HK"	:	ChinaCast Technology (HK) Limited
"CCT Shanghai"	:	ChinaCast Technology (Shanghai) Limited (双巍信息技术(上海)有限公司)
"Company" or "ChinaCast"	:	ChinaCast Communication Holdings Limited, an exempted company incorporated in Bermuda with limited liability. The terms "we", "our", "our Company" or "us" have correlative meanings
"Group" or "Proforma Group"	:	Our Company and its subsidiaries following the completion of the Restructuring Exercise, treated for the purpose of this Prospectus, as if it had been in existence since 1 January 2000 on the basis described in the Compilation Report
"HNS"	:	Hughes Network Systems, Inc.
"SZT"	:	Shenzhen Zhongxun Teng Investment Development Co., Ltd (深圳市中讯腾投资发展有限公司)
"TTI"	:	Tibet Tiantai Investment Management Co., Ltd (西藏天泰投资管理有限公司)
"TVH"	:	Technology Venture Holdings Limited
"TVI"	:	Technology Venture Investments Limited

General

"Application Forms"	:	The printed application forms to be used for the purpose of the Invitation and which form part of this Prospectus
"Application List"	:	The list of applications for subscription of the New Shares
"associates"	:	(a) in relation to a corporation, means:– (i) a director or controlling shareholder;

(ii) a subsidiary or associated company; or

(iii) a subsidiary or associated company of the controlling shareholder, of the corporation;

(b) in relation to any director, chief executive officer, substantial shareholder or controlling shareholder of a corporation who is an individual, means:–

(i) his immediate family;

(ii) a trustee, acting in his capacity as such trustees, of any trust of which the individual or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(iii) any corporation in which he and his immediate family together (directly or indirectly) have an interest of not less than 30% of the aggregate of the nominal amount of all the voting shares;

(c) in relation to a substantial shareholder, or controlling shareholder, which is a corporation, means, notwithstanding paragraph (a), any corporation which is its related corporation or associated company.

"associated company" : In relation to a corporation, means:–

(a) any corporation in which the corporation or its subsidiary has, or the corporation and its subsidiary together have, a direct interest of not less than 20% but not more than 50% of the aggregate of the nominal amount of all the voting shares; or

(b) any corporation, other than a subsidiary of the corporation or a corporation which is an associated company by virtue of paragraph (a), the policies of which the corporation or its subsidiary, or the corporation together with its subsidiary, is able to control or influence materially.

"ATM" : Automated teller machines of a Participating Bank

"ATM Application" : Application for the New Shares made through an ATM

"Audit Committee" : The audit committee of our Company

"Authority" : The Monetary Authority of Singapore

"Bermuda Act" or "Companies Act" : The Companies Act 1981 of Bermuda (as amended)

"Board" : Board of Directors of our Company

"Bye-Laws" : Bye-Laws of our Company

"CCL Restructuring Exercise" : The restructuring exercise undertaken by the CCL Group as described on page 62 of this Prospectus

"CCL Shareholders" : The shareholders of CCL, being BCN, SZT and TTI

"CCL Technical Services Agreement" : Technical services agreement dated 15 November 2000 between CCT Shanghai, CCL Shareholders and CCL

"CCT Common Shareholders"	:	Technology Venture Investments Limited, Super Dynamic Consultancy Limited, Sergio Ventures Limited, Kenbell Management Limited, Bostwicken Consultancy Limited, Isthoch Assets Limited and Capitol Hill Technology Partners Limited
"CDP"	:	The Central Depository (Pte) Limited
"CEO"	:	Chief executive officer of our Company
"Compilation Report"	:	The Compilation Report of the Reporting Auditors on the Proforma Financial Information
"controlling shareholder"	:	In relation to a corporation, means:– (a) a person who has an interest in the voting shares of a corporation and who exercises control over the corporation; or (b) a person who has an interest of 15% or more of the aggregate of the nominal amount of all the voting shares in a corporation, unless he does not exercise control over the corporation.
"CPF"	:	The Central Provident Fund
"Daniel Tseung"	:	Daniel Tseung Kar Keung
"Directors"	:	The directors of our Company as at the Latest Practicable Date
"Electronic Applications"	:	Applications for the Offer Shares made through an ATM Application, IB Application or the IPO website subject to and on the terms and conditions of this Prospectus
"EPS"	:	Earnings per Share
"Executive Directors"	:	The executive Directors of our Company as at the Latest Practicable Date
"Executive Officers"	:	The executive officers of our Company as at the Latest Practicable Date, who are also key executives as defined under the Securities and Futures Act (Offers of Investments) (Shares and Debentures) Regulations 2002
"FP"	:	Nine-month financial period ended or, as the case may be ending 30 September
"FY"	:	Financial year ended or, as the case may be, ending 31 December
"IB"	:	Internet Banking
"IB Application"	:	Application for the New Shares made through the IB websites of the relevant Participating Banks, subject to and on the terms and conditions of this Prospectus
"Independent Directors"	:	The independent Directors of our Company as at the Latest Practicable Date

"Internet Electronic Application"	:	Applications for the New Shares made through an IB Application or an Internet Placement Application
"Internet Placement Application"	:	An application by a Qualifying User for the Internet Placement Shares through the IPO website, subject to and on the terms and conditions of this Prospectus
"Internet Placement Shares"	:	The 4,000,000 Placement Shares available for application through the IPO website, subject to and on the terms and conditions of this Prospectus
"Internal Technical Services Agreement"	:	The technical services agreement dated 15 November 2000 between CCT Shanghai and CCT (and as amended by the supplemental deed dated 11 August 2003 between CCT Shanghai and CCT)
"Invitation"	:	The invitation by our Company to the public to subscribe for the New Shares upon the terms of and subject to the conditions set out in this Prospectus
"IPO website"	:	The internet website of www.ePublicOffer.com of the IPO Website Operator
"IPO Website Operator"	:	SBI E2-Capital Securities Pte Ltd
"Issue Price"	:	In the case of the offer, the Offer Price and in the case of the Placement, the Placement Price
"Latest Practicable Date"	:	18 March 2004, being the latest practicable date prior to the printing of this Prospectus
"Listing Manual"	:	Listing Manual of the SGX-ST
"Manager"	:	SBI E2-Capital Pte Ltd
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"New Shares"	:	The 110,500,000 new Shares for which our Company invites applications to subscribe for pursuant to the Invitation, subject to and on the terms and conditions of this Prospectus
"Non-executive Directors"	:	Non-executive Directors of our Company (including Independent Directors) as at the Latest Practicable Date
"Novation Deed"	:	Novation deed 11 August 2003 between CCT Shanghai, CCL, CCL Shareholders, CCLX and Mr Li Wei as amended by a supplemental novation deed dated 29 March 2004
"NTA"	:	Net Tangible Assets
"Offer"	:	The offer by our Company of the Offer Shares to the public in Singapore for subscription at the Issue Price, subject to and on the terms and conditions of this Prospectus
"Offer Price"	:	S$0.49 for each Offer Share
"Offer Shares"	:	4,000,000 of the New Shares which are the subject of the Offer

"Option Shares"	:	The new Shares which may be issued upon the exercise of options granted under the Pre-IPO Scheme and/or the Post-IPO Scheme
"Participating Banks"	:	DBS Bank Ltd (including POSBank), Oversea-Chinese Banking Corporation Limited ("OCBC") Group and United Overseas Bank Limited and its subsidiary, Far Eastern Bank Limited (the "UOB Group")
"PAT"	:	Profit after tax
"PBT"	:	Profit before tax
"PER"	:	Price earnings ratio
"Placement"	:	The placement by the Placement Agent on behalf of our Company of the Placement Shares at the Issue Price, subject to and on the terms and conditions of this Prospectus
"Placement Price"	:	S$0.49 for each Placement Share
"Placement Shares"	:	106,500,000 of the New Shares which are the subject of the Placement
"Post-IPO Scheme"	:	ChinaCast Post-IPO Employee Share Option Scheme details of which are set out in Appendix G of this Prospectus
"PRC" or "China"	:	People's Republic of China, excluding Macau and Hong Kong for the purposes of this Prospectus and for geographical reference only
"PRC legal advisers"	:	Jingtian & Gongcheng and GFE Law Office
"Pre-IPO Scheme"	:	ChinaCast Pre-IPO Employee Share Option Scheme details of which are set out in Appendix F of this Prospectus
"Qualifying Internet Applicant" or "Qualifying Users"	:	Any member of the public (being an individual) in Singapore who registered for and holds a valid membership account with the IPO website, subject to the terms and conditions for the membership and use of the IPO website
"Reserved Shares"	:	5,500,000 Placement Shares reserved for our business associates and those contributed to the success of our Group
"Restructuring Exercise"	:	The corporate restructuring exercise undertaken in connection with the Invitation as described on pages 61 and 62 of this Prospectus
"Revenue and Cost Allocation Agreement"	:	The agreement dated 29 March 2004 entered into between CCT Shanghai, CCLX, CCL and Li Wei
"Securities Account"	:	The securities account maintained by a Depositor with CDP
"Series A Investors"	:	Hughes Network Systems, Inc., Intel Pacific, Inc. and Cyber Smart Trading Limited

"Series B Investors"	:	The Series A Investors, China New Economy Logistic Holdings Company Limited, Technology Venture Investments Limited, GC&C Holdings Limited and Capitol Hill Technology Partners Limited
"SGX-ST" or "Singapore Exchange"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	Registered holders of Shares, except where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares, mean the Depositors whose Securities Accounts are credited with Shares
"Shares"	:	Ordinary shares of US$0.08 each in the capital of our Company
"Share Consolidation"	:	The consolidation of shares as described on page 54 of this Prospectus
"Singapore Companies Act"	:	The Companies Act, Chapter 50 of Singapore
"Singapore Securities and Futures Act"	:	The Securities and Futures (Chapter 289) of Singapore
"SOE"	:	Satellite operating entities, comprising CCL and CCLX
"Sub-Placement Agent	:	SBI USA, a division of First Securities USA, Inc.
"Sub-Underwriter	:	The Bank of East Asia, Limited
"Technical Services Agreement"	:	Technical services agreement dated 11 August 2003 between CCT Shanghai, CCL, Li Wei and CCLX and as amended by a supplemental agreement dated 29 March 2004 between the same parties which supplemental agreement shall take effect on 11 August 2003
"Track Record Period"	:	FY2000, FY2001, FY2003 and FP2003
"Underwriter and Placement Agent"	:	SBI E2-Capital Securities Pte Ltd
"WTO"	:	World Trade Organisation
"HK$" and "HK cents"	:	Hong Kong dollars and cents respectively
"RMB"	:	The PRC Renminbi
"$" or "S$" and "cents"	:	Singapore dollars and cents respectively
"US" or "United States"	:	United States of America
"US$" and "US cents"	:	United States dollars and cents respectively
"%" or "per cent."	:	Per centum

The terms "Depositor", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Singapore Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Prospectus and the Application Forms to any statute or enactment is a reference to that statute or enactment for the time being amended or re-enacted. Any word defined under the Companies Act, the Securities and Futures Act or any statutory modification thereof and used in this Prospectus and the Application Forms shall have the meaning assigned to it under the Companies Act, the Securities and Futures Act or such statutory modification, as the case may be.

Any reference in this Prospectus and the Application Forms to Shares being allotted to an applicant includes allotment to CDP for the account of that applicant.

Any reference to a time of day in this Prospectus is a reference to Singapore time.

Certain names with Chinese characters have been translated into English names. Such translations are provided solely for the convenience of Singapore-based investors, may not have been registered with the relevant PRC authorities and should not be construed as representations that the English names actually represent the Chinese characters.

GLOSSARY OF TECHNICAL TERMS

The glossary contains an explanation of certain terms used in this Prospectus in connection with our Group. The terms and their assigned meanings may not correspond to standard industry or common meanings, as the case may be, or usage of these terms.

"Broadband"	: High speed (>256 kbps), always on internet access service
"Cisco CCNA"	: Cisco Certified Network Associate degree
"CNOC"	: ChinaCast Network Operations Center
"CPE"	: Customer premise equipment
"DDN"	: Digital Data Network Service from China Telecom
"EMBA"	: Executive Masters of Business Administration degree
"GPRS"	: General Packet Radio Service
"GPS"	: Global Positioning System
"ICP"	: Internet Content Provider
"IP Network"	: Internet Protocol Network
"ISP"	: Internet Service Provider
"Microsoft MCSD"	: Microsoft Certified Solution Developer degree
"Oracle OCP"	: Oracle Certified Professional degree
"POP"	: Point of Presence internet access point
"PTT"	: Post, Telephone and Telegraph
"SME"	: Small-Medium Enterprise
"SOHO"	: Small Office-Home Office
"Transponder"	: A radio or radar transmitter-receiver activated for transmission by reception of a predetermined signal
"VSAT"	: Very Small Aperture Terminal satellite equipment

SPECIAL NOTE TO INVESTORS REGARDING OUR BUSINESS AND GROUP STRUCTURE

This note has been prepared to assist you in understanding our business and our Group but you should read this note in the context of the entire Prospectus.

You should note that our discussion in the Prospectus on our business and past financial performance and position includes relevant information relating to the CCL Group as well, such as but not limited to information on the revenue generated and costs incurred by CCL. We believe that such information is relevant as we were reliant on CCL to perform its obligations for the Track Record Period. Following the CCL Restructuring Exercise, we remain reliant on CCLX to perform its obligations. For further details on the risk of our reliance on CCLX, please refer to "We rely on CCLX to perform its obligations" on page 28 of this Prospectus.

Please also refer to "Our Contractual Arrangements with the CCL Group" on pages 63 to 66 of this Prospectus for further details on our contractual arrangements with the CCL Group.

You should note that the CCL Group is not part of our Group. We do not control or own directly or indirectly the CCL Group. Our Group structure is set out under "Group Structure" on page 62 of this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this Prospectus, statements made in press releases and oral statements that may be made by us or our officers, Directors or employees acting on our behalf, that are not statements of historical fact, constitute 'forward-looking statements'. You can identify some of these statements by forward-looking terms such as 'expect', 'believe', 'plan', 'intend', 'estimate', 'anticipate', 'may', 'will', 'would', and 'could' or similar words. However, you should note that these words are not the exclusive means of identifying forward-looking statements. All statements regarding our expected financial position, business strategy, plans and prospects are forward-looking statements. These forward-looking statements, including statements as to our revenue and profitability, cost measures, planned strategy and any other matters discussed in this Prospectus regarding matters that are not historical facts are only predictions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Given the risks and uncertainties that may cause our actual future results, performance or achievements to be materially different from that expected, expressed or implied by the forward-looking statements in this Prospectus, we advise you not to place undue reliance on those statements. Neither our Company, the Manager, the Underwriter and Placement Agent nor any other person represents or warrants to you that our actual future results, performance or achievements will be as discussed in those statements.

Our actual future results may differ materially from those anticipated in these forward looking statements as a result of the risks faced by us. We, the Manager, the Underwriter and Placement Agent disclaim any responsibility to update any of those forward-looking statements or publicly announce any revisions to those forward-looking statements to reflect further developments, events or circumstances. We are, however, subject to the provisions of the Singapore Securities and Futures Act and the Listing Manual of the SGX-ST regarding corporate disclosure. In particular, pursuant to Section 241 of the Singapore Securities and Futures Act, if after the Prospectus is registered but before the close of the Offer, the Company becomes aware of (a) a false or misleading statement or matter in the Prospectus; (b) an omission from the Prospectus of any information that should have been included in it under Section 243 of the Singapore Securities and Futures Act; or (c) a new circumstance that has arisen since the Prospectus was lodged with the Authority and would have been required by Section 243 of the Singapore Securities and Futures Act to be included in the Prospectus, if it had arisen before the Prospectus was lodged and that is materially adverse from the point of view of an investor, we may lodge a supplementary or replacement prospectus with the Authority.

PURCHASE BY THE COMPANY OF OUR OWN SHARES

Under the laws of Bermuda, a company may, if authorised by its memorandum of association or bye-laws, purchase its own shares. Our Company has such power to purchase our own Shares according to Clause 7h of our memorandum of association. Such power of our Company to purchase our own Shares shall, subject to the Bermuda Act and (if applicable) the rules and regulations of the SGX-ST and other competent regulatory authorities and our memorandum of association, be exercisable by the Directors upon such terms and subject to such conditions as they think fit, in accordance with Bye-Law 7(B).

Under the laws of Bermuda, such purchases may be effected out of the capital paid-up on the purchased shares or out of the funds of our Company otherwise available for dividend or distribution or out of proceeds of a fresh issue of Shares made for that purpose. Any premium payable on such a purchase over the par value of the Shares to be purchased must be provided for out of the funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account before the Shares are purchased. Any amount due to a shareholder on a purchase of our Shares may (i) be paid in cash; (ii) be satisfied by the transfer of any part of the undertaking or property of our Company having the same value; or (iii) be satisfied partly under (i) and partly under (ii). Further, such purchase may not be made if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that our Company is, or after the purchase would be, unable to pay our liabilities as they become due. The shares so purchased will be treated as cancelled and our Company's issued, but not its authorised, capital will be diminished accordingly.

For further details, please see "*Purchase by the company of its own shares and warrants*" in paragraph (iv) of "*Appendix D — Summary of Bermuda Company Law*" on page D-2 of this Prospectus.

Our Company presently has no intention of purchasing its own shares after the listing. However, if we decide to do so later, we will seek our board's approval in accordance with the laws of Bermuda, the Bye-Laws of our Company and the rules of the SGX-ST. Our Company will make prompt public announcement of any such Share purchase and has given an undertaking to the SGX-ST to comply with all requirements that the SGX-ST may impose in the event of any such share purchase.

ATTENDANCE AT GENERAL MEETINGS

Under the Bermuda Act, only those persons who agree to become shareholders of a Bermuda company and whose names are entered on the register of members of such company may be shareholders, with rights to attend and vote at general meetings. Accordingly, depositors registered and holding shares through CDP would not be recognised as Shareholders of our Company, and would not have the right to attend and to vote at general meetings of our Company. In the event that depositors wish to attend and vote at general meetings of our Company, they would have to do so through CDP appointing them as a proxy, pursuant to the Bye-Laws and the Bermuda Act. The proxy form appointing depositors as the proxies of CDP would be enclosed with the Shareholders' circular which would contain a notice convening the relevant general meeting. The proxy form would need to be completed by CDP as Shareholder and deposited within the specified time frame, to enable such depositor to attend and vote as a proxy at the relevant general meeting of our Company.

TAKE-OVERS

There are presently no requirements under any Bermuda laws or regulations on take-over offers for our Shares which would be applicable to us. In addition, Sections 138, 139 and 140 of the Singapore Securities and Futures Act, Section 215 of the Singapore Companies Act, and the Singapore Code on Take-overs and Mergers (collectively the "Singapore Take-over and Merger Laws and Regulations") do not apply to companies incorporated outside Singapore. As our Company is incorporated in Bermuda, the Singapore Take-over and Merger Laws and Regulations do not apply to take-over offers for the Company.

Bye-Law 193 (as described below) will, due to its binding effect on our registered Shareholders (our "Members"), require our Members who make take-over offers in respect of our Shares to comply with the Singapore Take-over and Merger Laws and Regulations. However, it is uncertain whether this can be implemented in practice. This is because Bye-Law 193 only binds our Members, and a person (including a corporation) who is not our Member will not be bound to comply with the Singapore Take-over and Merger Laws and Regulations. This may affect you because in the event that a person (not being one of our Members), whether alone or together with parties acting in concert with him, acquires or gains control of 30% or more of our Shares you may not be offered an opportunity to sell your Shares to such an acquiror at the price he had paid for those Shares. In addition, even if a take-over offer is made for our Shares, such a take-over may not be made in accordance with the procedure stipulated in the Singapore Take-over and Merger Laws and Regulations.

Bye-Law 193 provides that for so long as our Shares are listed on the Designated Stock Exchange (as defined in the Bye-Laws), the Singapore Take-over and Merger Laws and Regulations, including any amendments, modifications, revisions, variations or re-enactments thereof, shall apply, *mutatis mutandis*, to all take-over offers for our Company.

Our substantial shareholders, Super Dynamic Consultancy Limited, TVI, HNS, Intel Pacific, Inc and Cyber Smart Trading Limited have undertaken to the SGX-ST that, as long as they continue to be substantial Shareholders of our Company, they will endeavour to persuade potential offerors in connection with a take-over offer for our Company to comply with the requirements of the Singapore Take-over and Merger Laws and Regulations in the event of any take-over offers for our Company.

SELLING RESTRICTIONS

This Prospectus does not constitute an offer, solicitation or invitation to subscribe for and/or purchase our Shares in any jurisdiction in which such offer, solicitation or invitation is unlawful or is not authorised or to any person to whom it is unlawful to make such offer, solicitation or invitation. The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and subject to certain exceptions, may not be offered or sold within the United States. The Shares are being offered outside the United States in reliance on Regulation S under the Securities Act. No action has been or will be taken under the requirements of the legislation or the regulations of, or the legal or regulatory requirements of, the US or any other jurisdiction, except for the lodgement and registration of this Prospectus in Singapore and Bermuda in order to permit a public offering of the New Shares and the public distribution of this Prospectus in Singapore. The distribution of this Prospectus and the offering of the New Shares in certain jurisdictions may be restricted by the relevant laws of such jurisdictions. Persons who may come into possession of this Prospectus are required by us, the Manager, the Underwriter and Placement Agent to inform themselves about, and to observe and comply with, any such restrictions at their own expense and without liability to us, the Manager, the Underwriter and Placement Agent. Persons to whom a copy of this Prospectus has been issued shall not circulate to any other person, product or otherwise distribute this Prospectus or any information herein for any purpose whatsoever nor permit or cause the same to occur.

Selling Restrictions in Hong Kong

This Prospectus has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong other than (i) to professional investors within the meaning of the Securities and Futures Ordinance (the "Ordinance") (Chapter 571) of the Laws of Hong Kong; or (ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable exemptions set out in the Ordinance; or unless this document is issued in a manner which does not constitute an offer of the Placement Shares to the public in Hong Kong or an issue, circulation or distribution in Hong Kong of a prospectus for the purpose of the Companies Ordinance (Chapter 32) of the Laws of Hong Kong.

Selling Restrictions in the United Kingdom

Each of the Manager, Underwriter and Placement Agent has represented, warranted and agreed that:

(i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"), received by it in connection with the issue or sale of any Shares or in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares or in, from otherwise involving the United Kingdom.

Selling Restrictions in Switzerland

Each of the Manager, Underwriter and Placement Agent agrees that it has only offered or sold and will only offer or sell the shares in Switzerland in compliance with all applicable securities laws and regulations in force in Switzerland, and will, to the extent necessary, obtain any consent, approval or permission required, if any, by it for the offer or sale by it of the shares under the laws and regulations in force in Switzerland.

DETAILS OF THE INVITATION

LISTING ON THE SGX-ST

Application has been made to the SGX-ST for permission to deal in and for quotation of, all our Shares already issued, the New Shares and the Option Shares. Such permission will be granted when our Company has been admitted to the Official List of the SGX-ST. Acceptance of applications for the New Shares will be conditional upon, inter alia, permission being granted to deal in, and for quotation of, all of our existing issued Shares, the New Shares and the Option Shares. Monies paid in respect of any application accepted will be returned to you, without interest or any share of revenue or other benefit arising therefrom and at your own risk, if the said permission is not granted, and you will not have any claims whatsoever against us or the Manager.

The SGX-ST assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Prospectus. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Invitation, our Company, our subsidiaries, our Shares, New Shares or Option Shares.

A copy of this Prospectus has been lodged with and registered by the Authority. The Authority assumes no responsibility for the contents of the Prospectus. Registration of the Prospectus by the Authority does not imply that the Securities and Futures Act, or any other legal or regulatory requirements, have been complied with. The Authority has not, in any way, considered the merits of the New Shares being offered or in respect of which an invitation is made, for investment.

The Bermuda Monetary Authority has given its consent to the issue of the New Shares pursuant to the Invitation on the terms referred to in this Prospectus. A copy of this Prospectus will be filed with the Registrar of Companies in Bermuda. In accepting the Prospectus for filing and in granting such consent, the Registrar of Companies in Bermuda and the Bermuda Monetary Authority accept no responsibility for the financial soundness of our Group or any proposal or for the correctness of any of the statements made or opinions expressed herein or any of the other documents referred to in this Prospectus.

This Prospectus has been seen and approved by our Directors and they individually and collectively accept full responsibility for the accuracy of the information given in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Prospectus are fair and accurate in all material respects as at the date of this Prospectus and that there are no material facts the omission of which would make any statements in this Prospectus misleading.

No person has been or is authorised to give any information or to make any representation not contained in this Prospectus in connection with the Invitation and, if given or made, such information or representation must not be relied upon as having been authorised by us, or the Manager, the Underwriter and the Placement Agent. Neither the delivery of this Prospectus and the Application Forms nor the Invitation shall, under any circumstances, constitute a continuing representation or create any suggestion or implication that there has been no change in our affairs or in the statements of fact or information contained in this Prospectus since the date of this Prospectus.

Where such changes occur, we may make an announcement of the same to the SGX-ST and the public, and if required, lodge a supplementary document or replacement document pursuant to Section 241 of the Singapore Securities and Futures Act and take immediate steps to comply with the requirements of Section 241 of the Singapore Securities and Futures Act. In the event that the Authority issues a stop order pursuant to Section 242 of the Singapore Securities and Futures Act, the Invitation will be deemed cancelled. We will take immediate steps to effect refund of application monies to the applicants to comply with Section 242 of the Singapore Securities and Futures Act. All applicants should take note of any such announcement and, upon release of such an announcement, shall be deemed to have notice of such changes. If our Company is required by applicable Singapore laws to cancel issued New Shares and repay application monies to applicants (including instances where a stop order under the Singapore Securities and Futures Act is issued), subject to compliance with the Bermuda Act, our Company will purchase New Shares at the Issue Price. Information relating to the purchase of Shares by our Company is set out in "Purchase By Our Company of Our Own Shares" on page 17 of this Prospectus. Save as expressly stated in this Prospectus, nothing herein is, or may be relied upon as, a promise or representation as to our future performance or policies.

This Prospectus has been prepared solely for the purpose of the Invitation and may not be relied upon by any persons other than the applicants in connection with their application for the New Shares for any other purpose. **This Prospectus does not constitute an offer, solicitation or invitation to subscribe for the New Shares in any jurisdiction in which such offer, solicitation or invitation is unlawful or is not authorised or to any person to whom it is unlawful to make such offer, solicitation or invitation.**

Copies of this Prospectus and the Application Forms may be obtained on request, subject to availability, from:–

SBI E2-Capital Securities Pte Ltd
5 Shenton Way
#09-08 UIC Building
Singapore 068808

and from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. A copy of this Prospectus is also available on the SGX-ST website http://www.sgx.com.

The Application List will open at 10.00 a.m. on 12 May 2004 and will remain open until noon on the same day or for such further period or periods as our Directors may, in consultation with the Manager, in their absolute discretion decide, subject to any limitation under all applicable laws. In the event a supplementary prospectus or replacement prospectus is lodged, the Application List will remain open for at least 14 days after the lodgement of the supplementary or replacement prospectus.

INDICATIVE TIMETABLE FOR LISTING

In accordance with the SGX-ST News Release of May 28, 1993 on the trading of initial public offering shares on a "when issued" basis, an indicative timetable is set out below for your reference:–

Indicative date/time	Event
12.00 noon on 12 May 2004	Close of Application List
13 May 2004	Balloting of applications, if necessary (in the event of over-subscription for the Offer Shares)
9.00 a.m. on 14 May 2004	Commence trading on a "when issued" basis
25 May 2004	Last day of trading on a "when issued" basis
9.00 a.m. on 26 May 2004	Commence trading on a "ready" basis
1 June 2004	Settlement date for all trades done on a "when issued" basis and for trades done on a "ready" basis on 26 May

The above timetable is only indicative as it assumes that the date of closing of the Application List is 12 May 2004, the date of admission of our Company to the Official List of the SGX-ST is 14 May 2004, the SGX-ST's shareholding spread requirement will be complied with and the New Shares will be issued and fully paid-up prior to 14 May 2004. The actual date on which our Shares will commence trading on a "when issued" basis will be announced when it is confirmed by the SGX-ST.

The above timetable and procedure may be subject to such modifications as the SGX-ST may in its discretion decide, including the decision to permit trading on a "when issued" basis and the commencement date of such trading. All persons trading in the Shares on a "when issued" basis do so at their own risk. **In particular, persons trading in the Shares before their Securities Accounts with CDP are credited with the relevant number of Shares do so at the risk of selling Shares which neither they nor their nominees, as the case may be, have been allotted or are otherwise beneficially entitled to. Such persons are also exposed to the risk of having to cover their net sell positions earlier if "when issued" trading ends sooner than the indicative date mentioned above. Persons who have a net sell position traded on a "when issued" basis should close their position on or before the first day of "ready" basis trading.**

In the event of any changes in the closure of the Application List or the time period during which the Invitation is open, we will publicly announce the same:–

(i) through a MASNET announcement to be posted on the Internet at the SGX-ST website http://www.sgx.com; and

(ii) in a local English newspaper, namely, The Straits Times.

Investors should consult the SGX-ST announcement of the "ready" listing date on the Internet (at the SGX-ST website http://www.sgx.com) INTV or newspapers, or check with their brokers on the date on which trading on a "ready" basis will commence.

We will provide details of the results of the Invitation through the channels in (i) and (ii) above.

PROSPECTUS SUMMARY

This summary highlights certain information found in greater detail elsewhere in this Prospectus. In addition to this summary, we urge you to read the entire Prospectus carefully, especially the discussion of the risks of investing in our shares under "RISK FACTORS", before deciding to buy our Shares. References in this Prospectus to "ChinaCast", "Group", "we", "our" and "us" refer to ChinaCast Communication Holdings Limited and its subsidiaries.

OVERVIEW OF OUR GROUP

We are a provider of solutions primarily based on broadband satellite service. Our solutions are tailored to meet the different needs of our customers in specific market segments, such as the education, government and enterprise markets. We provide technical services to CCLX which is licensed to provide value added satellite broadband services in the PRC. In providing such technical services, we provide our solutions to CCLX's customers, whom we also consider to be our end customers. We also engage CCLX to provide the required satellite broadband service where a customer in the PRC engages us directly to provide solutions. References to "customers" in the "History and Business" section are references to our customers and end customers, unless the context admits otherwise.

Prior to the CCL Restructuring Exercise, we provided technical services to CCL under the terms of the CCL Technical Services Agreement and we also engaged CCL to provide the required satellite broadband services to our direct customers.

Under the Technical Services Agreement and through the engagement of CCLX, we provide the following products and services to our customers (including end customers) in the PRC:–

1. Education/Training Products and Services
   (a) University Distance Learning Solutions
   (b) K-12 Distance Learning and Educational Content Solutions
   (c) Corporate Training Solutions
2. Enterprise Networking Products and Services
   (a) Managed Intranet/Extranet Network Solutions
   (b) Content Streaming and Distribution Solutions
   (c) Turnkey Network Design, System Integration Solutions

Further details are set out under "*Our Business*" on pages 69 to 76 of this Prospectus.

OUR COMPETITIVE STRENGTHS

- **We have alliances with strategic investors**

  We have business alliances with HNS and TVH, both of whom are our shareholders. These alliances have equipped our Group with extensive and multi-disciplinary industry experience which enables us to manage our organisation efficiently and to react timely to the changes in the demand for services.

- **First mover advantage**

  We believe we are one of the first providers of solutions based on satellite broadband service. We are also one of the first solutions providers using satellite broadband service to enter the lucrative distance learning educational market and have leading market position in this segment.

- **Market focus and robust business model**

We believe we have a robust business model which is service oriented. We firmly believe that excellent customer service and support, market knowledge and IT/telecommunications expertise are essential to winning and retaining customers. Our business model is market focused and profit driven.

- **We have an experienced and proven management team**

  Our Executive Directors and Executive Officers have proven track records, each averaging over 15 years in the IT/Telecom industry in Asia. A summary of their individual specific experience is set out under "*Directors*" on pages 85 and 86, and, "*Management*" on pages 89 and 90 of this Prospectus.

- **Together with CCLX, we are an integrated turnkey solutions provider**

  Together with CCLX, we are an integrated turnkey provider of training solutions, education content and broadband satellite network services. This enables us to provide an entire array of services to our customers which we believe gives us an edge over our competitors.

For more details, please refer to "*Our Competitive Strengths*" on pages 81 and 82 of this Prospectus.

OUR FUTURE PLANS

Our future plans for the growth and expansion of our business are described below:–

- **Acquire new customers**

  We continually seek to improve the efficiency of our customer acquisition programs through creative marketing activities, additional distribution channels and improved promotions.

  We plan to target universities that are licensed to offer certified distance learning courses which are not currently using our service. The extensive relationships we have developed with various government departments and our leading edge satellite platform provide us an advantage in marketing to those universities.

- **Increase marketing to our existing customers**

  We plan to pursue an enhanced, multi-channel direct marketing effort designed to leverage our existing database of customers. With sufficient marketing funds available for these customer directed efforts, our objective will be to sell additional content and broadband services.

- **Continue to expand our addressable market**

  Additional funding will allow us to continue to develop new solutions such as our Direcway satellite broadband system for expansion into the enterprise networking market. We plan to perform extensive market analysis of vertical segments such as banking/financial, retail, manufacturing, multinationals, etc in order to position our enterprise solution product pricing, placement and promotion strategy.

- **Collaboration with strategic allies to provide education/training solutions**

  With additional funding, we plan to extend our collaboration with our existing strategic allies and develop relationships with new strategic allies to enhance our content and service offerings.

For more details, please refer to "*Our Future Plans*" on page 83 of this Prospectus.

WHERE YOU CAN FIND US

We currently have operations in the PRC and Hong Kong. Our registered office is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and our business address is at 15th Floor, Ruoy Chai International Building, 8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, People's Republic of China. Our telephone number is (86 10) 6566 7788 and our facsimile number is (86 10) 8528 8366. Our Internet address is www.chinacastcomm.com. **Information contained on our website does not constitute part of this Prospectus.**

Size	:	The 110,500,000 New Shares comprising 4,000,000 Offer Shares and 106,500,000 Placement Shares. The New Shares will, upon issue and allotment, rank *pari passu* in all respects with the existing issued Shares.
Offer Price	:	S$0.49 for each Offer Share.
Placement Price	:	S$0.49 *for each* Placement Share.
The Offer	:	The Offer comprises an invitation by our Company to the public in Singapore to subscribe for or acquire the 4,000,000 Offer Shares at the Offer Price, subject to and on the terms and conditions of this Prospectus.
The Placement	:	The Placement comprises a placement of 106,500,000 Placement Shares (including 5,500,000 Reserves Shares and 4,000,000 Internet Placement Shares) at the Placement Price.
Reserved Shares	:	5,500,000 Placement Shares at the Placement Price for each Placement Share will be reserved for our Independent Directors, employees, business associates and those who have contributed to the success of our Group.
Purpose of the Invitation	:	The purpose of the Invitation is to secure admission of our Company to the Official List of the SGX-ST. Our Directors believe that the listing of our Company and the quotation of our Shares on the SGX-ST will enhance the public image of our Group locally and overseas and enable us to tap the capital markets for the expansion of our operations. The Invitation will also provide members of the public, our management, employees and business associates as well as those who have contributed to our success with an opportunity to participate in the equity of our Company.
Listing Status	:	Our Shares will be quoted on the SGX-ST in Singapore dollars, subject to admission of our Company to the Official List of the SGX-ST and permission for dealing in and for quotation of our Shares being granted by the SGX-ST.
Risk Factors	:	Investing in our ordinary shares involves risks which are described in the "*Risk Factors*" section beginning on page 28 of this Prospectus.

FINANCIAL STATISTICS

Issue Price for each New Share	S$0.49
Net Tangible Assets	
The NTA per Share based on the consolidated proforma balance sheet of the Group as at 30 September 2003 and after adjusting for the Restructuring Exercise and the Share Consolidation (the "Adjusted NTA"):–	
(a) before adjusting for the estimated net proceeds of the Invitation and based on the pre-flotation share capital of 331,316,501 Shares	13.89 cents
(b) after adjusting for the estimated net proceeds of the Invitation and based on the post-flotation enlarged share capital of 441,816,501 Shares	21.84 cents
Premium of Issue Price over the Adjusted NTA per Share:–	
(a) before adjusting for the estimated net proceeds of the Invitation and based on the pre-flotation share capital of 331,316,501 Shares	252.78%
(b) after adjusting for the estimated net proceeds of the Invitation and based on the post-flotation enlarged share capital of 441,816,501 Shares	124.36%
Earnings	
Historical net EPS of the Group for FY2002 based on the pre-flotation share capital of 331,316,501 Shares	0.716 cents
Historical net EPS of the Group for FY2002 based on the pre-flotation share capital of 331,316,501 Shares, assuming that the Service Agreements (as set out on pages 92 to 93 of this Prospectus) had been in place in FY2002	0.460 cents
Historical Price Earnings Ratio	
Historical net PER based on the historical net EPS of the Group for FY2002	68.44 times
Historical net PER based on the historical net EPS of the Group for FY2002 assuming that the Service Agreements (as set out on pages 92 to 93 of this Prospectus) had been in place in FY2002	106.52 times
Net Operating Cash Flow	
Historical net operating cash flow per Share of the Group for FY2002 based on the pre-flotation share capital of 331,316,501 Shares	0.844 cents
Price to Cash Flow Ratio	
Historical price to net operating cash flow based on the historical net operating cash flow per Share (using the pre-Invitation share capital of 331,316,501 Shares) for FY2002	58.06 times

Notes:–

(1) Had the service agreements set out on pages 92 and 93 of this Prospectus been effected in FY2002, the estimated total remuneration for our Directors would have been S$849,374, and profit after tax in respect of FY2002 would have been S$1.52 million, instead of S$2.37 million.

(2) Net operating cash flow for FY2002 is defined as profit after income tax, adding back provisions for depreciation of property, plant and equipment.

To our best knowledge and belief, all the risk factors that are material to investors in making an informed judgement on our Group are set out below. Prospective investors should carefully evaluate each of the following considerations and all of the other information set forth in this Prospectus before deciding to invest in our Shares. If any of the considerations and uncertainties develops into actual events, our business, financial conditions or results of operations and prospects could be materially and adversely affected. In such a case, the trading price of our Shares could decline due to any of these considerations, and you may lose all or part of your investments.

RISKS RELATING TO OUR GROUP

We rely on CCLX to perform its obligations

We are a provider of solutions primarily based on broadband satellite service. Pursuant to the Technical Services Agreement, we provide technical services to CCLX which is licensed to provide value added satellite broadband services in the PRC. In providing such technical services, we provide our solutions to CCLX's customers, whom we also consider to be our end customers. We also engage CCLX to provide the required satellite broadband service where a customer in the PRC engages us directly to provide solutions. Prior to the CCL Restructuring Exercise, we had entered into a similar technical services agreement with CCL and engaged CCL to provide the satellite broadband service.

For the Track Record Period, we have two sources of income. First, we derived income from the service fees paid by CCL and second, from customers who engaged us directly. When customers engaged us directly, we subcontracted the performance of the service to CCL. As such, we have been reliant on CCL to carry out its obligations under the CCL Technical Services Agreement and pursuant to ad hoc engagements. We expect all or most of our income to continue to be derived directly and indirectly from the due performance of CCLX.

The CCL Group is not part of our Group. We do not control or own directly or indirectly the CCL Group. Our Group structure is set out under "Group Structure" on pages 61 to 66 of this Prospectus. Although the Technical Services Agreement and the pledge agreements executed by the shareholders of CCL and CCLX in our favour contains certain contractual safeguards to protect our interest, these safeguards may not be enforceable or effective. We have no legal control over the CCL Group.

As such, we are dependent on the due performance of CCLX of its obligations and if CCLX fails to perform its obligations or terminates the Technical Services Agreements, our revenue and business will be adversely affected.

Please refer to "*Our Contractual Arrangements with the CCL Group*" on pages 63 to 66 of this Prospectus, which sets out details on our Technical Services Agreement, the Revenue and Cost Allocation Agreement and the abovementioned contractual safeguards.

If the PRC regulatory authorities view our corporate activities as being in non-compliance with applicable PRC laws and regulations, including but not limited to restrictions on foreign investments, changes in applicable laws and regulations or impositions on additional requirements and conditions that we are unable to comply with, our business in the PRC will be adversely affected.

The PRC government restricts foreign investment in businesses engaged in the provision of telecommunications services, Internet access, and the distribution of news and information, but permits foreign investment in businesses engaged in the provision of technical services in these areas. CCL and CCLX are each licensed to provide value-added satellite broadband services in the PRC (please refer to "Government Regulations In Relation To The Value-added Telecommunication Business" on pages E-7 and E-8 of this Prospectus for further details). We have not sought any confirmations from the PRC authorities on whether our Group structure and business arrangement with the CCL Group are in compliance with applicable PRC laws and regulations including but not limited to, regulations in relation to value-added telecommunication business in the PRC. However, in the opinion of the PRC legal advisers, the provision of our services under the Technical Services Agreement and the CCL Technical Services Agreement comply with applicable PRC laws and regulations, and our structure and arrangement are in compliance with PRC laws and regulations.

Further details of the PRC legal advisers' opinion are set out under "Legal Advice on Group Structure" on page 66 of this Prospectus.

However, if (i) the PRC authorities view our corporate activities as being in non-compliance with applicable PRC laws and regulations (including but not limited to restrictions on foreign investments in the above mentioned areas of business); (ii) the PRC regulatory authorities change their applicable laws and regulations or impose additional requirements and conditions that we are unable to comply with; or (iii) we are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC authorities would have broad discretion in dealing with such a violation, including, without limitation the following:–

- levying fines;
- revoking CCLX's and/or our business licence(s);
- requiring us to restructure our ownership structure or operations; and
- requiring CCLX and/or us to discontinue any portion or all of our telecommunications, Internet-related and content distribution business.

Any of these actions will adversely affect our business.

Please also refer to page 30 in the section "Risks Relating to the PRC" for further details on the risk of introduction of new laws and changes to existing laws."

We are dependent on our key management personnel

Our continued success is largely dependent on the continued services of our key management personnel as well as on our ability to identify, recruit, hire, train and retain qualified employees for technical, marketing and managerial positions. The loss of the services of certain of our existing key personnel, namely, Mr Yin Jianping, Mr Chan Tze Ngon, Ron and Mr Li Wei, if without adequate replacement, or the inability to attract and retain qualified personnel, could have an adverse effect on us. Moreover, the competition for suitably qualified personnel within the telecommunications and Internet-related market is intense. As a result, we may find it more difficult to attract and retain such personnel.

If CCLX and we fail to keep pace with rapid technological changes, especially in the satellite industry, our competitive position will suffer

Our markets and the enabling technologies (including satellite technology) used in our education/training and enterprise data networking solutions are characterised by rapid technological changes. As our solutions are primarily based on satellite broadband infrastructure, we rely on CCLX's satellite broadband infrastructure. As such, we also rely on CCLX to keep pace with the technological changes. Our existing shareholders have thus far provided us the funding to expand and to provide the CCL Group with the financial support to acquire the required technology.

CCLX and/or we may need further external funding to upgrade the existing technology and there is no assurance that CCLX and/or we will be able to obtain the necessary funds to keep pace with the rapid technological changes. Failure to respond successfully to these technological developments, or to respond in a timely or cost-effective manner, will adversely affect our business and operating results.

We may not compete successfully with large or heavily funded state owned enterprises in our industry, which could result in reduced revenue

The competition in the provision of education/training solutions and enterprise data networking solutions is becoming more intense in the PRC. Large or heavily funded state owned enterprises, such as China Telecom, China Netcom, China Unicom, China Railcom, China Sat, China Orient, Guangdong Satellite Telecom and China Educational TV in the Enterprise Networking business, may offer services that are comparable or superior to ours at competitive prices. As there are no independent market surveys conducted in relation to our business segments (being the Education and Training business and the Enterprise Networking business segments), we are unable to ascertain our market share vis-à-vis our competitors. We believe that the market for the Education and Training business is fragmented, while we have just began to penetrate the Enterprise Networking business segment with the introduction of our Enterprise Networking solutions in March 2004. Failure to compete successfully with these state owned enterprises will adversely affect our business and operating results.

Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tamperings with systems.

The continual accessibility of our web sites and the performance and reliability of CCLX's satellite network infrastructure are critical to our reputation and our ability to attract and retain users, customers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to users and customers. Factors that could significantly disrupt our operations include:–

- system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events;
- software errors;
- computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and
- security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.

CCLX and we have limited backup systems and redundancy. Future disruptions or any of the foregoing factors could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Furthermore, as we are reliant on CCLX to provide the satellite network infrastructure, in the event that CCLX suffers such disruptions or failure, we may have to provide them with substantial financial support. Neither CCLX nor we carry any business interruption insurance to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be adversely affected if any of the above disruptions should occur.

We are subject to foreign exchange risk

We bill all our customers in RMB, but 66.7%, 19.9% and 65.3% of our revenue in FY2001, FY2002 and FP2003 respectively was collected in HK$. 16.4%, 12.7%, 18.5% and 14.5% of our purchases/expenses are incurred in US$ in FY2000, FY2001, FY2002 and FP2003 respectively and 37.1%, 36.0%, 15.6% and 15.0% of our purchase/expenses are incurred in HK$ in FY2000, FY2001, FY2002 and FP2003 respectively. The rest of our purchases/expenses are incurred in RMB. As such, we are subject to any significant fluctuations in the foreign exchange rates between US$ and RMB and between HK$ and RMB.

Our Group currently does not have a formal hedging policy with respect to our foreign exchange exposure. In the future, we may hedge our material foreign exchange transactions after considering the foreign currency amount, exposure period and transaction costs.

Please refer to page 47 of this Prospectus under the Section on "*Foreign Exchange Exposure*" for detailed information.

RISKS RELATING TO THE PRC

Economic conditions of the PRC are subject to uncertainties that may arise from changes in government policies and social conditions

Since 1978, the PRC government has promulgated various reforms of its economic systems. Such reforms have resulted in economic growth for the PRC in the last two decades. However, many of the reforms are unprecedented or experimental, and are expected to be refined and modified from time to time. Other political, economic and social factors may also lead to further readjustment of the reform measures. This refinement and readjustment process may consequently have a material impact on our operations in the PRC or a material adverse impact on our financial performance. Our results and financial conditions may be adversely affected by changes in the PRC's political, economic and social conditions and by changes in policies of the PRC government or changes in laws, regulations or the interpretation or implementation thereof.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business

Our business and operations in the PRC are governed by the legal system of the PRC. The PRC legal system is a codified system with written laws, regulations, circulars, administrative directives and internal guidelines. The PRC government is still in the process of developing its legal system, so as to meet the needs of investors and to encourage foreign investment. As the PRC economy is undergoing development generally at a faster pace than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at an experimental stage and are therefore subject to policy changes. Further, precedents on the interpretation, implementation and enforcement of the PRC laws and regulations are limited, and court decisions in the PRC do not have any binding effect on lower courts. Accordingly, the outcome of dispute resolution may not be as consistent or predictable as in the other more developed jurisdictions and it may be difficult to obtain swift and equitable enforcement of the laws in the PRC, or to obtain enforcement of a judgment by a court or another jurisdiction.

PRC foreign exchange control may limit our ability to utilise our revenue effectively and affect our ability to receive dividends and other payments from CCT Shanghai

Our PRC subsidiary, CCT Shanghai, is subject to the PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange ("SAFE") regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises ("FIEs") are required to apply to SAFE for "Foreign Exchange Registration Certificates for FIEs". CCT Shanghai is an FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the "basic account" and "capital account". Currently conversion within the scope of the "basic account" (e.g. remittance of foreign currencies for payment of dividends, etc.) can be effected without requiring the approval of SAFE. However, conversion of currency in the "capital account" (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE. Please refer to page 49 of this Prospectus under the Section on "*Exchange Control*" for further details.

The ability of CCT Shanghai to pay dividends or make other distributions to us may be restricted by PRC foreign exchange control restrictions. We cannot assure you that the relevant regulations will not be amended to our disadvantage and that the ability of CCT Shanghai to distribute dividends to us will not be adversely affected.

Expected increase in competition following the PRC's entry into the World Trade Organisation ("WTO") may have an adverse effect on our business and financial performance

The PRC has gained entry into the WTO. Our Directors believe that trade tariffs and import controls of foreign goods and services into the PRC will be lowered or removed over time pursuant to the PRC's entry into the WTO. With the lowering of import tariffs and barriers, there will be more competition arising from the entry of new foreign competitors, and this may force us to lower prices of our products and services. In the event that we are forced to lower our prices, our profit margins will be reduced, and our operations and profitability will be adversely affected.

RISKS RELATING TO OUR SHARES

Our Shares have never been publicly traded and our Share price might be volatile

Prior to the Invitation, there has been no public market for the New Shares. Hence, there can be no assurance to investors that an active trading market for our Shares will develop or if it develops, will be sustained. The Issue Price was determined by us in consultation with the Manager, based on the market conditions and estimated market demand for our Shares determined through a book-building process and may not be reflective of prices that will prevail in the trading market. The volatility of our share price is vulnerable to factors beyond our control and may not be indicative of our financial performance.

We will be affected by the future sale of the Shares which could adversely affect the Share price

Any future sale or availability of Shares can have an adverse effect on our Share price. The sale of a significant amount of Shares in the public market after the Invitation, or the perception that such sales may occur, could adversely affect the market price of Shares. These factors also affect our ability to sell additional equity securities. Except as otherwise described on pages 59 to 60 of this Prospectus under the Section on "*Moratorium*", there are no restrictions imposed on our substantial Shareholders to dispose of their shareholdings.

New investors will incur immediate dilution and may experience further dilution

The Issue Price of our Shares is substantially higher than the NTA per Share based on the post-Invitation issued share capital. If we were liquidated for NTA immediately following the Invitation, each shareholder subscribing to the Invitation would receive less than the price they paid for their Shares. Details of the immediate dilution of our Shares incurred by new investors are described on page 53 of this Prospectus under the Section on "*Dilution*". In addition, we intend to grant our Executive Directors (who are not Controlling Shareholders) and employees options to acquire our Shares under the Pre-IPO Scheme and Post-IPO Scheme adopted by us. To the extent that such options are ultimately exercised and new Shares issued pursuant to such exercise are issued at below the Issue Price, there will be further dilution to investors participating in the Invitation. Further details of the Pre-IPO Scheme and Post-IPO Scheme are described on pages 94 to 100 of this Prospectus under the sections on "*ChinaCast Pre-IPO Employee Share Option Scheme*" and "*ChinaCast Post-IPO Employee Share Option Scheme*" respectively.

In the event of a take-over, the protection afforded under the Singapore Take-Over and Merger Laws and Regulations is limited

There are presently no requirements under any Bermuda laws or regulations of general application requiring persons who acquire significant shareholdings in our Company to make take-over offers for our Shares. As our Company is incorporated in Bermuda, the provisions of Sections 138, 139 and 140 of the Singapore Securities and Futures Act, Section 215 of the Singapore Companies Act and the Singapore Code on Take-overs and Mergers (collectively the "Singapore Take-over and Merger Laws and Regulations") will not apply to offers for our Shares.

Although Bye-law 193 of our Bye-laws incorporates the Singapore Take-over and Merger Laws and Regulations by reference and will, due to its binding effect on our registered shareholders, require any of our registered shareholders who make take-over offers for our Shares to comply with the Singapore Take-over and Merger Laws and Regulations, it is uncertain whether this will be effective in securing compliance with the Singapore Take-over and Merger Laws and Regulations. Bye-law 193 only binds our registered shareholders and a person (including a corporation) who is not our registered shareholder will not be bound to comply with the Singapore Take-over and Merger Laws and Regulations by virtue of the Bye-laws. This may affect you because in the event that a person (not being one of our registered shareholders), whether alone or together with parties acting in concert with him acquires or gains control of 30% or more of our Shares, you may not be offered an opportunity to sell your Shares to such person at the price he had paid for those Shares. In addition, even if any take-over offer is made for our Shares, the take-over offer may not be made in accordance with the procedure stipulated in the Singapore Take-over and Merger Laws and Regulations. Please refer to the section "Take-Overs" on page 18 of this Prospectus for more details.

USE OF PROCEEDS

The net proceeds from the issue of the New Shares (after deducting estimated issue expenses) are estimated to be approximately S$50.5 million, which we intend to use in the following manner:–

- approximately S$20.0 million (approximately 40% of the net proceeds), to fund new product development and solutions which include (i) a satellite based video-conferencing platform mainly for the education and enterprise market, (ii) an ERP system applicable to nationwide petrol/gas stations in China and (iii) content and intellectual property for our education market;
- approximately S$10.0 million (approximately 20% of the net proceeds), to fund the sales and marketing efforts to acquire new customers and to increase marketing to our existing customers for our Enterprise Networking business;
- approximately S$10.0 million (approximately 20% of the net proceeds), to fund the acquisition of businesses, products and technologies that are complementary to our own where the opportunities arise; and
- the balance for our working capital requirements for inventory and other general corporate purposes.

The allocation of the net proceeds from this offering set forth above represents our best estimate based upon our currently proposed plans and assumptions relating to our operations and certain assumptions regarding the success of our marketing programs and general economic conditions.

Pending the deployment of the net proceeds from the issue of New Shares as aforesaid, the funds will be placed in short-term deposits with banks and financial institutions or invested in money market instruments as our Directors deem fit in their absolute discretion.

In the opinion of the Directors, no minimum amount must be raised by the Invitation.

EXCHANGE RATES

The exchange rate between the PRC Renminbi and the Singapore dollar as at the Latest Practicable Date is RMB 4.899 to S$1.00.

The table below sets forth the high and low exchange rates between (a) the PRC Renminbi and the Singapore dollar; and (b) the Singapore dollar and the US dollar for each month in the past six months. The table indicates (a) how many RMB can be bought with one Singapore dollar; and (b) how many Singapore dollars can be bought with one US dollar.

	RMB/S$ Rate		**S$/US$ Rate**	
	High	**Low**	**High**	**Low**
September 2003	4.786	4.702	1.7582	1.7294
October 2003	4.808	4.740	1.7457	1.7213
November 2003	4.834	4.742	1.7455	1.7124
December 2003	4.852	4.801	1.7243	1.7059
January 2004	4.894	4.844	1.7085	1.6913
February 2004	4.954	4.859	1.7034	1.6708

Source: Bloomberg

The following table sets forth, for each of the financial periods indicated, the average exchange rates between (a) the PRC Renminbi and the Singapore dollar; and (b) the Singapore dollar and the US dollar, calculated by using the average of the exchange rates on the last day of each month during each financial period. Where applicable, the exchange rates in this table are used for our Company's financial accounts disclosed elsewhere in this Prospectus.

	RMB/S$ Rate		**S$/US$ Rate**	
	Average	**Closing**	**Average**	**Closing**
FY2000	4.788	4.793	1.7285	1.7337
FY2001	4.616	4.485	1.7960	1.8450
FY2002	4.634	4.771	1.7865	1.7348
9 months ended 30 September 2002	4.607	4.652	1.7966	1.7776
9 months ended 30 September 2003	4.729	4.783	1.7503	1.7307

Source: The Business Times

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following information is prepared for illustration purposes only and should be read in conjunction with the full text of the Prospectus, including the Compilation Report set out on pages A-1 to A-38 of this Prospectus. For an appropriate presentation of our Group's results of operations and financial position, the proforma results of our Group for FY2000, FY2001 and FY2002 and for FP2002 and FP2003 have been prepared on the basis that our Group had been in existence throughout these periods. Our financial statements have been prepared and presented in accordance with the International Financial Reporting Standard.

RESULTS OF OPERATIONS OF OUR PROFORMA GROUP

	FY2000	FY2001	FY2002	FP2002	FP2003
	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
Revenue	—	27,806	77,381	58,035	58,250
Cost of sales	—	(13,578)	(34,369)	(25,774)	(27,512)
Gross profit	—	14,228	43,012	32,261	30,738
Service Fee	(8,265)	(3,442)	(727)	(2,187)	12,548
Other income	676	263	500	434	241
Selling expenses	(5,461)	(10,059)	(6,245)	(3,960)	(2,060)
Administrative expenses	(30,431)	(37,368)	(18,447)	(13,932)	(12,701)
Share of results of an associate	(5,401)	—	—	—	—
Allowance for loans and impairment loss of an associate	(1,935)	—	—	—	—
Profit (Loss) from operations	(50,817)	(36,378)	18,093	12,616	28,766
Finance costs	(1,301)	(2,235)	(1,178)	(883)	(815)
Profit (Loss) before income tax	(52,118)	(38,613)	16,915	11,733	27,951
Income tax (Expense)/Credit	2,323	(1,580)	(5,916)	(3,791)	(9,526)
Net profit (loss) for the year	(49,795)	(40,193)	10,999	7,942	18,425
Earnings (loss) per Share (RMB cents)[1]	(15.04)	(12.14)	3.32	2.40	5.56

Note:–

(1) For comparative purposes, earnings per Share has been calculated based on the profit after taxation and the pre-Invitation issued share capital of 331,316,501 Shares.

FINANCIAL POSITION OF OUR PROFORMA GROUP

	FY2002 RMB '000	FP2003 RMB '000
ASSETS		
Current assets:		
Cash and bank balances	27,439	106,262
Trade receivables	35,842	30,043
Other receivables and prepayments	1,833	3,863
Amount due from a related party — non-trade	—	6,816
Total current assets	65,114	146,984
Non-current assets:		
Amount due from a related party — non-trade	63,111	116,416
Property, plant and equipment	5,636	6,469
Deferred tax assets	6,922	6,389
Total non-current assets	75,669	129,274
Total assets	140,783	276,258
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of bank loans	—	60
Trade payables	6,710	1,730
Other payables	1,365	1,256
Income tax payable	11,377	20,391
Amount due to related parties — non-trade	13,537	14,629
Current portion of finance lease	—	156
Total current liabilities	32,989	38,222
Non-current liabilities:		
Bank loans	—	140
Finance lease	—	533
Amount due to related parties — non-trade	28,624	17,397
Total non-current liabilities	28,624	18,070
Shareholders' equity	79,170	219,966
Total liabilities and shareholders' equity	140,783	276,258
NTA per Share[1] (RMB cents)	23.89	66.39

Note:–

(1) For comparative purposes, NTA per Share has been calculated based on the pre-Invitation issued share capital of 331,316,501 Shares.

REVIEW OF PAST OPERATING PERFORMANCE AND FINANCIAL POSITION

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated proforma financial statements and the related notes elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this Prospectus, particularly in "Risk Factors".

OVERVIEW

Under the Technical Service Agreement and through CCL and/or CCLX (collectively "Satellite Operating Entities" or "SOE"), we provide satellite-based broadband solutions to our end customers in the PRC. Our products and services can be categorised into two main segments and six sub-segments as follows:–

(a) Education/Training Products and Services
  - (i) University Distance Learning Solutions
  - (ii) K-12 Distance Learning and Educational Content Solutions
  - (iii) IT/Management Training Courses and Solutions

(b) Enterprise Networking Products and Services
  - (i) Managed Intranet/Extranet Network Solutions
  - (ii) Content Streaming and Distribution Solutions
  - (iii) Turnkey Network Design, System Integration Solutions

In FY2000, we also derived part of our income from the Turbo 163 service offered by CCL. The Turbo 163 was a broadband service offered by CCL to the SME and retail customers in the PRC. Under the TSA, our Group serviced the Turbo 163 customers on behalf of CCL. This service was discontinued in early 2001.

As our Enterprise Networking Products and Services will only commenced operations in the first quarter of 2004 and did not contribute to our financial performances in FY2000 to FY2002 nor to the nine months ended 30 September 2003, we are only presenting the financial performance of our Education/Training Products and Services.

Our Sources of Income

Presently, we derive our income directly from our customers through the provision of services through the SOE. Besides this, we also derive service income from the provision of technical services to the SOE.

Our Revenue

We derive revenue from our customers who signed contracts directly with our Group. These contracts are primarily for the provision of K-12 Distance Learning and Education Content Solutions. Our fees comprise fixed monthly fees for the subscription to our broadband content distribution network which distributes content periodically to the end users.

Service Fees

For those customers whom we provide our services but signed the contracts with the SOE, we charged service fees for assisting the SOE in the implementation of their satellite related businesses in the PRC. These include the provision of certain technical services, operations support and ancillary equipment in connection with the SOE's satellite transmission business. For this business segment, we provide our services to our end customers involved in the provision of University Distance

Learning Solutions, K-12 Distance Learning and Educational Content Solutions and IT/Management Training Courses and Solutions. In return, we earn a service fee that equals the difference between the SOE's total revenues net of the operating expenses. For the last three financial years ended 31 December 2002, we bore the net losses generated from the SOE's operation. The net losses incurred amounted to RMB 8.27 million, RMB 3.44 million and RMB 727,000 for FY2000, FY2001 and FY2002 respectively. For FP2003, the SOE managed to turn around its operations. Consequently, we recorded a net gain of approximately RMB 12.55 million. The service fees received from the SOE for the Track Record Period can be reconciled as follows:–

RMB ('000)	**FY2000**	**FY2001**	**FY2002**	**FP2002**	**FP2003**
SOE					
Revenue	2,333	35,375	13,359	5,993	28,864
Cost of services	(2,208)	(23,612)	(7,427)	(5,134)	(12,767)
	125	11,763	5,932	859	16,097
Expenses, net	(5,777)	(11,723)	(3,176)	(434)	(1,384)
	(5,652)	40	2,756	425	14,713
Proforma adjustments[1]	(2,613)	(3,482)	(3,483)	(2,612)	(2,165)
Service fees due to our Group[2]	(8,265)	(3,442)	(727)	(2,187)	12,548

Notes:–

(1) The proforma adjustments are due to depreciation of certain assets (satellite and related equipment) which were transferred from CCL to CCLX in July 2003.

(2) For the purpose of accounting presentation and convention, service fees are reflected as a separate line item below the gross profit line in our profit and loss statement.

Seasonality

Our business is not seasonal in nature. We derived our revenue from K-12 Distance Learning and Educational Content Solutions which are recognised on a monthly basis. With regards to the service fees received from the SOE, we recognise such income according to the terms and condition of the TSA. The underlying revenue stream of the service fee received by the SOE are mainly recognised on a monthly basis as in the case of the University Distance Learning Solution business segment. For the K-12 Distance Learning and Educational Content Solution business segment, we recognise revenue upfront for sales of CPEs whereas content delivery fees are recognised on a monthly basis. For the IT/Management Training Courses and Solution business segment, revenue recognition is dependent on the terms and conditions of the contracts signed with individual customers. This can vary from upfront revenue recognition, monthly revenue recognition to recognition of revenue on a per use basis.

Costs

Cost of Sales

Our cost of sales comprises mainly transponder fees, satellite platform usage fees, fees paid to our service partners, content fees and cost of leased lines. Transponder fee refers to the fee paid for the leasing of satellite transponder bandwidth. These are paid to the SOE which signed the transponder contract directly with the satellite operator. Transponder fees accounted for approximately 53.6% and 31.0% of our cost of sales for FY2001 and FY2002 respectively. Transponder fees decreased as a percentage of cost of sales in the last two financial year ended 31 December 2002 and is expected to reduce further in the near future as the SOE managed to renegotiate for better terms for the contract with the satellite operator. These are essentially fees paid to the SOE for the provision of communication services and usage of satellite equipment. Satellite platform usage fees represent fees paid to the SOE for our usage of the satellite network. Satellite platform usage fees accounted for approximately 20.5% and 22.5% of our cost of sales for FY2001 and FY2002 respectively. Fees paid to our service partners are for the rendering of various services which mainly include maintenance of the satellite terminals and collection of subscription fees. Our service partners are essentially the resellers/distributors of our products and services. Apart from selling our products and services, they are also responsible for the installation, repair and maintenance of the satellite equipment at the premises of our end customers. We paid commission to our service partners in return for their services. Commissions paid to service partners accounted for approximately 20.5% and 22.5% of our cost of sales for FY2001 and FY2002 respectively. Content fees consist of the cost of the educational content that we purchase from various sources for content aggregation purposes. The aggregated content is sent to our customers mainly in the K-12 distance learning and educational content solutions business segment. Content fees accounted for approximately 20.4% of our cost of sales for FY2002. As we only began to pay for the content in FY2002, we did not incur any content fee in FY2001. The cost of leased lines is incurred for the usage of the dedicated internet trunk line. The cost of leased lines accounted for approximately 5.4% and 3.6% of our cost of sales for FY2001 and FY2002 respectively. Costs of sales accounted for approximately 48.8% and 44.4% of our revenue for FY2001 and FY2002 respectively. We did not derive any direct sales prior to FY2001.

Other income

Other income comprises mainly interest on bank deposits and foreign currency exchange adjustment gains. Interest on bank deposits accounted for approximately 40.23%, 89.49% and 86.9% of other income for FY2000, FY2001 and FY2002 respectively.

Selling Expenses

Selling expenses mainly consist of sales, marketing and remunerations of customer service personnel, printing expenses, travel and transport expenses incurred by our sales and marketing personnel, installation fees for our satellite broadband equipment, entertainment expenses and advertising fees. Sales, marketing and remunerations of customer service personnel collectively accounted for approximately 51.2%, 18.2% and 48.7% of our selling expenses for FY2000, FY2001 and FY2002 respectively. Printing expenses are incurred mainly for the printing of marketing materials. Printing expenses accounted for approximately 2.1% and 14.0% of our selling expenses for FY2001 and FY2002 respectively. No printing expenses were incurred in FY2000. Travel and transport expenses incurred by our sales and marketing personnel accounted for approximately 8.5%, 7.4% and 10.0% of our selling expenses for FY2000, FY2001 and FY2002 respectively. Installation fees for our satellite broadband equipment are paid to third-party contractors. Third-party contractors were hired to install satellite communication equipment at the premises of the SOE. Under the terms and conditions of the TSA, we are responsible for the supply and installation of certain satellite equipment to and for the SOE. Installation fees accounted for approximately 1.0% and 7.1% of our selling expenses for FY2001 and FY2002 respectively. Entertainment expenses incurred accounted for approximately 0.1%, 3.1% and 5.9% of our selling expenses for FY2000, FY2001 and FY2002 respectively. Advertising fees accounted for approximately 33.7%, 54.3% and 0.4% of our selling expenses for FY2000, FY2001 and FY2002 respectively. Advertising fees are mainly for advertisement in television commercials, on the Internet and in magazines.

Administrative expenses

Administrative expenses mainly consist of office personnel payroll, depreciation charges of office equipment, allowance for doubtful debts, general travel and transportation expenses and legal and consultancy fees. Office personnel payroll accounted for 34.6%, 40.7% and 44.8% of our administrative expenses for FY2000, FY2001 and FY2002 respectively. Depreciation charges of office equipment accounted for approximately 3.7%, 7.7% and 10.6% of our administrative expenses for FY2000, FY2001 and FY2002 respectively. Allowance for doubtful debts accounted for approximately 3.5%, 10.4% and 7.9% of our administrative expenses for FY2000, FY2001 and FY2002 respectively. General travel and transportation expenses accounted for approximately 5.3%, 4.2% and 6.9% of our administrative expenses for FY2000, FY2001 and FY2002 respectively. Legal and consultancy fees accounted for approximately 1.9%, 5.5% and 6.3% of our administrative expenses for FY2000, FY2001 and FY2002 respectively. In addition, in FY2000, we incurred a one-time expense relating to the usage of the satellite transponder bandwidth for the testing of the satellite platform, amounting to approximately 17.8% of our administrative expenses for that period. This expense is incurred as part of the technical assistance provided by our Group to CCL prior to the commission of its satellite transmission platform. Other minor components of administrative expenses include fees paid in relation to office and property related expenditures, utilities usage fees, freight charges, printing cost and other miscellaneous expenses.

Finance costs comprise interest expenses on amounts due to related parties and financial institutions for the purchase of two company cars under hire purchase arrangements. Amount due to related parties comprises advances from a substantial shareholder, a director and a former director for working capital purposes. Apart from the hire purchases mentioned above, we do not have any outstanding loans from financial institutions. Financial expenses amounted to RMB 1.30 million, RMB 2.24 million and RMB 1.18 million for FY2000, FY2001 and FY2002 respectively. Interest expenses accrued and payable to interested parties amounted to RMB 1.30 million, RMB 2.24 million, and RMB 1.18 million for FY2000, FY2001 and FY2002 respectively.

Income tax

Income tax comprises PRC withholding tax and PRC income tax. PRC withholding tax arises from our revenue generated (calculated at 10% of our revenue). The PRC income tax is calculated at the applicable rate on the profit of CCT Shanghai and the deemed profit of CCT HK's representative office in Beijing, the PRC.

CCT Shanghai is incorporated in the PRC and is governed by the Income Tax Law of the PRC concerning foreign investment enterprises ("FIE") and various local income tax laws (collectively the "Income Tax Laws"). Under the Income Tax Laws, a FIE is generally subject to an income tax at an effective tax rate of 33% on income as reported in its statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions or cities for which more favourable effective rates apply.

Income tax accounted for RMB 1.58 million, RMB 5.92 million for FY2001 and FY2002 respectively. For FY2000, we enjoyed a tax benefit amounted to RMB 2.32 million in respect of some pre-operating expenses and loss incurred by our Group prior to the commencement of our business. For FY2001 and FY2002, we continued to incur losses from our operations in FY2001 and FY2002 and we are not liable for any significant income tax for the said financial periods. Consequently, withholding tax accounted for approximately 100% of our income tax expenses for both FY2001 and FY2002. Withholding tax is incurred for the services provided by our Group to our direct customers in the K-12 Distance Learning and Educational Content Solutions business segment.

OPERATING RESULTS BY BUSINESS SEGMENTS

For the last three financial years ended 31 December 2002, we derived our income mainly from the provision of services to our customers from the K-12 Distance Learning and Education Content Solutions business segment as well as from the service fees we received for the provision of technical service to the SOE and to service the customers of the SOE. Consequently, our sources of income can be segmented into two categories, namely, revenue booked from the provision of services to customers who signed contracts directly with our Group and the service fees received in relation to the services performed under the TSA. The services provided to our end customers in both income segments are executed via the SOE which are holders of the licences required to offer such satellite-based, internet, telecommunication and related services in the PRC. A breakdown of our sources of income is as given below:–

RMB ('000)	FY2000	FY2001	FY2002	FP2002	FP2003
Revenue derived from the provision of K-12 Distance Learning and Educational Content Solutions	—	27,806	77,381	58,035	58,250
Service Fees received from SOE	(8,265)	(3,442)	(727)	(2,187)	12,548

Under the terms and conditions of the TSA, we earn a service fee that equals the difference between the SOE's total monthly revenues net of its operating expenses. The amount of service fees due to our Group in the last three financial years ended 31 December 2002 are disclosed above. A breakdown of the revenue of the SOE by business segments for FY2000 to FY2002, FP2002 and FP2003 is set out below:–

RMB ('000)	FY2000	FY2001	FY2002	FP2002	FP2003
Education/Training Products and Services					
University Distance Learning Solutions	961	574	7,486	4,059	23,108
K-12 Distance Learning and Educational Content Solutions	1,310	33,383	3,381	1,901	1,839
IT/Management Training Courses and Solutions	62	1,418	2,492	33	3,917
Total	2,333	35,375	13,359	5,993	28,864

For the Track Record Period, we derive all our income from the PRC.

REVIEW OF PAST PERFORMANCE

FY2000 versus FY2001

Revenue

In FY2001, we recorded revenue of approximately RMB 27.81 million. This was attributed to our K-12 Distance Learning and Education Content Solutions that commenced operations in the second quarter of 2001. Through our service partners (distributors) we managed to secure 5,325 K-12 customers which are essentially primary and pre-university schools. We provided education content on a periodical basis to these customers in return for a fixed fee payable on a monthly basis. Our Group also derived some income by way of service fees from the K-12 and Education Content Solutions business. Please refer to the paragraph on "Service fee" below.

Cost of Sales

The cost of sales in FY2001 amounted to approximately RMB 13.58 million. The cost components included transponder fee, commission payable to service partners (distributors), satellite platform usage fee and fee for the use of a dedicated line. Transponder fee accounted for approximately 53.6% of total cost of sales and is the largest cost component. Commission payable to distributors and satellite platform usage fee accounted for 20.5% and 20.5% of total cost of sales respectively.

Service Fee

Total losses we incurred under the TSA reduced by 58.4% from RMB 8.27 million in FY2000 to RMB 3.44 million in FY2001. The reduction in losses is due mainly to the increase in revenue derived by the SOE. In FY2001, the SOE recorded revenue of RMB 35.38 million, an increase of approximately RMB 33.05 million or 1,418.5% compared to RMB 2.33 million in FY2000. This increase was attributed mainly to an increase in the revenue of approximately RMB 32.07 million from K-12 and Educational Content Solutions and an increase in the revenue of approximately RMB 1.36 million from our IT/Management Training Courses and Solutions. This was offset by a decrease in the revenue of approximately RMB 387,000 from the University Distance Learning Solutions. The increase in revenue from the K-12 and Educational Content Solutions was mainly attributed to an increase in the number of CPEs sold and the provision of integrated platforms to education companies, as we intensified our marketing efforts throughout the PRC by increasing the number of distributors. CPEs are sold through the SOE (for both our direct customers and customers of SOE) who hold the relevant licence required to conduct the sale of telecommunication equipment in the PRC. The increase in revenue from our IT/Management Training Courses and Solutions was mainly attributed to the provision of an integrated platform to an education company. The decrease in revenue for the University Distance Learning Solutions was attributed to the decrease in equipment sales. With the increase in revenue, the SOE enjoyed better economy of scale which resulted in the decline in losses suffered from its business operations. Consequently, losses incurred reduced significantly in

FY2001. Total direct cost of services increased from RMB 2.2 million to RMB 23.6 million mainly due to an increase in cost of materials, which increased significantly from RMB 2.2 million to RMB 12.4 million, due to an increase in hardware sales, and the incurring of more transponder fee amounting to RMB 9.6 million and terrestrial bandwidth fee amounting to RMB 1.0 million in FY2001. Net indirect costs comprising of other income of CCL net of its selling expenses, administrative expenses and finance costs also increased from RMB 5.8 million in FY2000 to RMB 11.8 million in FY2001 when the SOE started its official launch of the service in FY2001.

Other Income

Other income decreased by 61.1% from RMB 676,000 in FY2000 to RMB 263,000 in FY2001. The declined is due mainly to the foreign currency exchange gain of RMB 404,000 in FY2000. In contrast, foreign currency exchange gained reduced to RMB 27,000 in FY2001.

Selling Expenses

Selling expenses increased by approximately RMB 4.60 million or 84.0%, from RMB 5.46 million in FY2000 to RMB 10.06 million in FY2001. This increase in selling expenses was mainly due to an increase in advertising fees, travel and transportation expenses and entertainment expenses. Advertisement fees (including, but not limited to, advertisements on television, internet portals and magazines) increased by approximately RMB 3.62 million or 196.5% from RMB 1.84 million in FY2000 to RMB 5.46 million in FY2001. Travel/transportation expenses increased by approximately 60.9%, from RMB 463,000 in FY2000 to RMB 745,000 in FY2001. This increase was due to an increase in travelling by our sales and marketing personnel as we expanded our business. Entertainment expenses increased also due to an expansion of our business. Entertainment expenses increased from RMB 6,000 in FY2000 to RMB 314,000 in FY2001. These were offset by a decrease in sales, marketing and customer service personnel payroll of approximately RMB 0.97 million, from RMB 2.80 million in FY2000 to RMB 1.83 million in FY2001 as we revised our staff strength in conjunction with a change in business strategy to focus on specific business segments, namely, the Education/Training Products and Services.

Administrative Expenses

Administrative expenses increased by approximately RMB 6.94 million or 22.8%, from RMB 30.43 million in FY2000 to RMB 37.37 million in FY2001. This increase in administrative expenses is mainly due to increases in payroll of administration personnel, IT consulting and related expenses, legal and consultancy fees and depreciation which were offset by a decrease in transponder testing fee, travel and transportation expenses and telephone and fax expenses. Payroll increased by approximately 44.3% or RMB 4.67 million, from RMB 10.53 million in FY2000 to RMB 15.20 million in FY2001 as we hired more administration staff in the first quarter of FY2001. IT consulting and related expenses increased by approximately RMB 2.99 million or 189.2%, from RMB 1.58 million in FY2000 to RMB 4.57 million in FY2001 as we hired third-party engineers to enhance the operational reliability of the CNOC. Legal and consultancy fees increased by approximately RMB 1.46 million or 251.7%, from RMB 583,000 in FY2000 to RMB 2.04 million in FY2001 in preparation for the official launch of our business services. Depreciation increased by approximately RMB 1.75 million or 153.5%, from RMB 1.14 million in FY2000 to RMB 2.89 million in FY2001 as we purchased more equipment to cater to the increase in our business operations. No transponder fee was incurred in FY2001. The expense of approximately RMB 5.41 million in FY2000 was a one-off expense for the usage of the satellite transponder bandwidth for testing of the satellite platform prior to its actual operations. Telephone and fax expenses decreased by approximately RMB 616,000 or 60.9%, from RMB 1.01 million in FY2000 to RMB 394,000 in FY2001 due to the termination of the lease-line used by two of our associated companies, Igcool.com Inc. and Igcool.com (HK) Limited (collectively the ("Igcool Group"), which are in the business of providing online comic books and related content. The Igcool Group ceased operations in FY 2000.

Finance costs

Finance costs increased from approximately RMB 1.30 million in FY2000 to RMB 2.24 million in FY2001, an increase of RMB 940,000 or 72.3%. This was mainly due to an increase in interest expenses on loans granted to us from our shareholders and directors. The loans were progressively granted to our Group in FY2000. Consequently, we only began to book a full year of interest expenses in FY2001.

Profit/(Loss) before income tax

Loss before income tax decreased by approximately RMB 13.51 million or 25.9%, from RMB 52.12 million in FY2000 to RMB 38.61 million in FY2001. This decrease in loss was due to the growth of our business and the decrease in the loss transferred from the SOE. Besides this, in FY2000, our Group also suffered a loss of RMB 7.34 million as a result of the share of losses incurred by the Igcool Group which ceased operations in FY2000.

FY2001 versus FY2002

Revenue

Revenue increased significantly by 178.2%, from RMB 27.81 million in FY2001 to RMB 77.38 million in FY2002. This growth in revenue can be attributed to the increase in number of new subscribers for our services in the K-12 Distance Learning and Education Content Solutions segment from approximately 5,000 in FY2001 to 7,000 in FY2002. The increase in our sales is attributable to the fact that we have established ourselves as a major and reliable broadband service provider in the K-12 Distance Learning and Education Content Solutions business segment. Besides this, with the rapidly changing and increasingly sophisticated education industry, many schools have also begun to use satellite-based technology to keep themselves abreast of the latest changes in the education system and syllabus which also led to an increase in the demand for our services.

Cost of Sales

Cost of sales increased by approximately RMB 20.79 million or 153.1%, from RMB 13.58 million in FY2001 to RMB 34.37 million in FY2002. The increase in cost of sales was less proportionate than the increase in revenue mainly due to less than proportionate increases in transponder fees and the costs of the dedicated leased line, offset by the incurrence of approximately RMB 7.01 million in content fees. Transponder fees increased at a less than proportionate rate as we managed to renegotiate for the return of extra bandwidth to our satellite bandwidth supplier. The decrease in transponder fees was partially offset by new content fees. In FY2001, our education content suppliers provided us with complimentary content (for trial and testing) in our first year of operations. On the other hand, in FY2002, we were required to purchase such content.

Service Fee

Losses incurred by the SOE under the TSA continued to decrease in FY2002. Losses decreased by approximately RMB 2.71 million or 78.9%, from RMB 3.44 million in FY2001 to RMB 727,000 in FY2002. In FY2002, the SOE recorded an increase in its sales to the University Distance and Learning Solutions and IT/Management Training Courses and Solutions business segments. Businesses in these two segments began to take-off as we established ourselves as a prominent valued-added service provider in the industry. In addition, there is also a change in the business strategy in the former business segment from fixed fee chargeable for the instalment of equipment and usage of bandwidth to that of sharing of revenue generated from tuition fee collected from student enrolments. The new revenue sharing arrangement was a successful business model which resulted in our Group providing our services to many new universities which signed up in FY2002. For the IT/Management Training Courses and Solutions business segment, the increase in the demand for our services was due mainly to the joint venture between CCL and Qidi, a major IT training company in the PRC. The joint venture took place in November 2001 and the business venture began to take-off in FY2002. All training courses conducted by the joint venture utilised our services to broadcast to more than 50 training locations throughout the PRC. Apart from the increase in demand for our services, the decline in losses was also due to the decrease in cost of operations. Our Group and the SOE began a cost rationalisation exercise in late FY2001 to improve efficiency and to reduce the cost of operations which also contributed to the reduction in losses which full impact were only realised in FY2002. Total direct cost of services decreased from RMB 23.6 million to RMB 7.4 million mainly as a result of the decrease in cost of materials, which was in line with the decrease in hardware sales. The hardware sales decreased although the revenue increased as we changed our business emphasis to service revenue, whereby customers are not required to purchase hardware from us in order to implement our solutions. We also derived proportionally more revenue from the equipment deployed. Net indirect costs comprising of other income of CCL net of its selling expenses, administrative expenses and finance costs decreased from RMB 11.8 million in FY2001 to RMB 3.2 million because of our effort in streamlining the operation and the increase in costs borne by the CCT Group.

Other Income

Other income increased by 90.1% from RMB 263,000 in FY2001 to RMB 500,000 in FY2002 due mainly to the increase in interest income earned from bank deposits. Interest income increased by RMB 200,000 to RMB 435,000 in FY2002.

Selling expenses

Selling expenses decreased by approximately RMB 3.82 million or 38.0%, from RMB 10.06 million in FY2001 to RMB 6.24 million in FY2002. This decrease was mainly attributable to a decrease in advertising fees from RMB5.46 million in FY2001 to RMB 25,000 in FY2002. Advertising fees decreased by approximately RMB 5.44 million or 99.5%, from RMB 5.46 million in FY2001 to RMB 25,000 in FY2002 as we switched marketing strategies from advertisements to direct marketing. The decline in advertising fees is partially offset by an increase in payroll and printing fees. Payroll expenses increased by approximately RMB 1.21 million or 66.1%, from RMB 1.83 million in FY2001 to RMB 3.04 million in FY2002 due to an increase in senior management staff. Printing fees increased by approximately RMB 664,000 or 316.2%, from RMB 210,000 in FY2001 to RMB 874,000 in FY2002. This increase in printing fees was due to an increase in the printing of marketing materials for direct marketing purposes.

Administrative Expenses

Administrative expenses decreased 50.6% from RMB 37.36 million in FY2001 to RMB 18.45 million in FY2002. This decrease was mainly attributed to a decrease in payroll, IT Service and IT Consultancy fees, legal and consultancy fees, provision for non-trade doubtful debts and charges for depreciation of office equipment and other expenses. Payroll decreased by approximately RMB 6.93 million or 45.6%, from RMB 15.20 million in FY2001 to RMB 8.27 million in FY2002 as we revised our staff strength and remuneration in an effort to streamline our operations as described above. We recorded a write-back of approximately RMB 104,000 in FY2002 for IT Service and IT Consultancy, from expenses of RMB 4.57 million in FY2002. Legal and consultancy fees also reduced by RMB 874,000 from RMB 2.04 million in FY2001 to RMB 1.16 million in FY2002. Provision for non-trade doubtful debts decreased by approximately RMB 2.42 million or 62.4%, from RMB 3.88 million in FY2001 to RMB 1.46 million in FY2002. These doubtful debts are for an amount advanced to a software vendor engaged by our Group to develop a billing system. The project was subsequently aborted by our Group and the amount due from the software vendor was written-off. Charges for depreciation of office equipment decreased by approximately RMB 940,000 or 32.5%, from RMB 2.89 million in FY2001 to RMB 1.95 million in FY2002 due to the disposal of office equipment following the downsizing of our Hong Kong office. Lastly, in FY2002, we incurred miscellaneous expenses of RMB 2.04 million. These are mainly for asset written off amounting to RMB 1.39 million and business tax of RMB 470,000. Such miscellaneous expenses reduced to RMB 87,000 in FY 2002.

Finance costs

Finance costs decreased by 47.3% from RMB 2.24 million in FY2001 to RMB 1.18 million in FY2002. This decrease is due mainly to the waiving of interest payable by the Group by a director which amounted to approximately HK$327,000.

Profit before income tax

We recorded profit before income tax of approximately RMB 16.92 million in FY2002, a reversal of the loss before income tax of RMB 38.61 million in FY2001. This profit before tax was in line with our growth in revenue as well as the decrease in losses by the SOE under the TSA.

FP2002 versus FP2003

Revenue

For FP2003, revenue remained largely unchanged as compared FP2002. Revenue increased marginally by approximately RMB 215,000 or 0.4%, from RMB 58.04 million in FP2002 to RMB 58.25 million in FP2003. Revenue was derived mostly from the K-12 Distance Learning and Education Content Solution business segment. For FP2003, this particular business segment has become more competitive. Consequently, our Group refocused our sales and marketing effort to increase of market share in the other two business segments. (Please refer to the paragraph below on "Service Fee".)

Cost of Sales

Cost of sales increased by approximately 6.8%, from RMB 25.77 million in FP2002 to RMB 27.51 million in FP2003. The increase in cost of sales was slightly more than the proportionate increase in revenue in our content fees. This is mainly due to the increase in content fees increased from RMB 4.50 million in FP2002 to RMB 9.07 million as we procured higher volume of content. This was partly offset by the decrease in our transponder fees from RMB 8.56 million in FP2002 to RMB 6.18 million in FP2003. Transponder fee continued to reduce due to the increase in percentage sharing from the SOE as per the Revenue and Cost Allocation Agreement. Consequently, gross profit margin decreased by approximately 2.8 percentage points, from 55.6% in FP2002 to 52.8% in FP2003.

Service Fee

We received a service fee of RMB 12.55 million in FP2003 compared to the losses of RMB 2.19 million that we incurred in FP2002. The SOE recorded a significant increase in its revenue from RMB 5.99 million in FP2002 to RMB 28.86 million in FP2003. The increase in revenue was due mainly to the University Distance Learning Solutions business segment. Revenue from this segment increased from RMB 4.06 million in FP2002 to RMB 23.11 million in FP2003. The increase was due mainly to the increase in number of university that signed up for our platform for distance learning as well as the increase in student enrolment for distance learning. In FP 2003 service fees collected from 4 new universities contributed to our revenue. Total students enrolled for distance university education increased from approximately 25,000 in FP2002 to approximately 71,000 in FP2003. Revenue from IT/Management Training Courses and Solutions business segment also increased from RMB 0.03 million in FP2002 to RMB 3.92 million in FP2003 as the SOE managed to secure new business from the private enterprise sector. With the increase in revenue, the SOE managed to record a net service fee of RMB 12.55 million payable to our Group. Total direct cost of services increased from RMB 5.1 million in FP2002 to RMB 12.8 million in FP2003 mainly because of the increase in CNOC leasing fee, hub depreciation and transponder fee. Net indirect costs comprising of other income of CCL net of its selling expenses, administrative expenses and finance costs increased from RMB 0.4 million in FP2002 to RMB 1.4 million in FP2003 as a result of the increase in costs borne by the CCT Group.

Other Income

Other income decreased by 44.5% from RMB 434,000 in FP2002 to RMB 241,000 in FP203 due mainly to the decrease in interest income earned from bank deposits. Interest income decreased due to the reduction in cash and bank balances prior to the injection of new funds from the issuance of the Series B CCN Preferred Shares in September 2003.

Selling Expenses

Selling expenses decreased by approximately RMB 1.90 million or 48.0%, from RMB 3.96 million in FP2002 to RMB 2.06 million in FP2003. This decrease was mainly attributed to a decrease in payroll which decrease by approximately RMB 1.28 million or 54.8%, from RMB 2.33 million for FP2002 to RMB 1.05 million for FP2003. This decrease was due to a revision of the remuneration of the staff in our sales and marketing department. Besids this, there is also a decrease in travel expense from RMB 475,000 in FP2002 to RMB 233,000 in FP2003. Similarly, entertainment expense also declined from RMB 240,000 in FP2002 to RMB 109,000 in FP2003. Less travel and entertainment expenses are incurred as we are required to spend less effort in the marketing and promotion of our services in the K-12 Distance Learning and Educational Content segment as we became for more established in this business segment.

Administrative Expenses

Administrative expenses decreased from RMB 13.93 million FP2002 to RMB 12.70 million in FP2003. In FP2002 we had written off fixed assets of RMB 2.3 million and as such the administrative expenses for FP2002 was higher.

Finance Cost

Finance costs decreased by 7.7% from RMB 883,000 in FP2002 to RMB 815,000 in FP2003. This decrease was due mainly to the decrease in the loans from a shareholder and a director as a result of discharges on their debts.

Profit before income tax increased 138.2% from RMB 11.73 million in FP2002 to RMB 27.95 million in FP2003. This profit before tax was due mainly to the service fee we received from the SOE which managed to turn around its operation. This is also partially boosted by the reduction in selling and administrative expenses.

REVIEW OF FINANCIAL POSITION

Current Assets

Current assets consist mainly of cash and bank balances, trade receivables, other receivables and prepayments and amount due from a related party. As at 31 December 2002, our current assets amounted to approximately RMB 65.11 million. Cash and bank balances and trade receivables amounted to RMB 27.44 million and RMB 35.84 million respectively. Other trade receivables and pre-payments amounted to RMB 1.83 million. As at 30 September 2003, current assets amounted to RMB 146.98 million. Cash and bank balances, trade receivables, other receivable and prepayments and amount due from a related party amounted to RMB 106.26 million, RMB 30.04 million, RMB 3.86 million and RMB 6.82 million respectively. The increase in cash and bank balances was mainly due to the funds received from the issuance of the Series B CCN Preferred Shares in September 2003 which amounted to approximately US$13.50 million. Amount due from the SOE amounted to RMB 6.82 million. This is mainly for the SOE to purchase of the Hughes Network Systems DirecWay satellite broadband platform (2-way) and other related equipment and expenses which amounted to approximately RMB 8.29 million (US$1.0 million). Other receivables and prepayments amounted to RMB 3.86 million. For more information of the transactions with CCL and/or CCLX, please refer to the section on "Interested Person Transactions" from pages 101 to 106 of the Prospectus.

Non-Current Assets

As at 31 December 2002, our non-current assets amounted to RMB 75.67 million. Our non-current assets consist mainly of amounts due from a related party, property, plant and equipment and deferred tax assets. Amounts due from a related party are mainly various advances to the SOE for the purchase of fixed assets and for working capital relating to the provision of the satellite based broadband services in the PRC. Non-current assets amounted to RMB 129.27 million as at 30 September 2003. Amount due from the SOE, deferred tax assets, property, plant and equipment amounted to RMB 116.41 million, RMB 6.39 million and RMB 6.47 million respectively. Amount due from the SOE increased from RMB 63.11 million to RMB 116.41 million as we extended them further advances for their capital expenditures and working capital purposes. Property, plant and assets increased by RMB 833,000 to RMB 6.47 million due mainly to the purchase of a software platform and two motor vehicles. For more information on our loan to CCL and/or CCLX, please refer to the section on "Interested Person Transactions" from pages 101 to 106 of the Prospectus.

Current Liabilities

Current liabilities comprise trade payables, other payables, income tax payable and amount due to related parties. As at 31 December 2002, our current liabilities amounted to RMB 32.99 million. Trade payables accounted for approximately RMB 6.71 million or 20.3% of total current liabilities as at 31 December 2002. Trade payables are mainly amount due to the SOE for transponder and content fees. Other payables accounted for approximately RMB 1.37 million or 4.1% of our total current liabilities as at 31 December 2002. Other payables consist mainly accruals and ongoing costs. Income tax payable is in respect of withholding tax for earnings derived from our K-12 Distance Learning and Education Content Solution customers and accounted for approximately RMB 11.38 million or 34.5% of our total current liabilities as at 31 December 2002. Amount due to related parties accounted for RMB 13.54 million or 41.0% of total current liabilities. These are mainly loans extended by a shareholder, a director and a former director to our Group to finance our operations. As at 30 September 2003, current liabilities amounted to RMB 38.22 million. This consists mainly of trade payables, amount due to related parties and income tax payable of RMB 1.73 million, RMB 14.63 million and RMB 20.39 million respectively. We also have a bank loan and a finance lease amounting to RMB 60,000 and RMB 156,000 respectively. These are current portion of loans extended to us by banks for the purchase of two company cars. In July 2003, a director and a shareholder agreed to waive part of the loan and interest accrued and payable by our Group. Please refer to the section on "Interested Person Transactions" on pages 103 to 104 of the Prospectus for more information.

Non-current liabilities

Non-current liabilities amounted to approximately RMB 28.62 million as at 31 December 2002. Non-current liabilities comprise of amounts due to related parties. These are mainly loans extended by a shareholder, a director and a former director to our Group to finance our operations. As at 30 September 2003, non-current liabilities amounted to RMB 18.07 million. Amount due to related parties, bank loan and finance lease amounted to RMB 17.40 million, RMB140,000 and RMB 533,000 respectively. In July 2003, a director and a shareholder agreed to waive part of the loan and interest accrued and payable by our Group. Please refer to the section on "Interested Person Transactions" on pages 101 to 106 of the Prospectus for more information.

Proforma Shareholders' Equity

Proforma shareholders' equity amounted to approximately RMB 79.17 million and RMB 219.97 million as at 31 December 2002 and 30 September 2003 respectively.

FOREIGN EXCHANGE EXPOSURE

For the last three financial ended 31 December 2002, our sales are denominated mainly in RMB whereas our cost are denominated mainly in RMB, HK$ and US$. We are thus exposed to foreign exchange risks arising from the different exchange rates at the time of receipt of funds from our customers and at the time of payment to our creditors. Our Group's foreign currency exchange gain/losses for FY2000, FY2001, FY2002 and FP2003 are as follows:–

	FY2000	FY2001	FY2002	FP2003
Foreign exchange adjustment (Loss)/Gain (RMB'000)	404	27	(4)	327
As Percentage of turnover (%)	nm	0.10	nm	0.56
As Percentage of profit before taxation (%)	nm	nm	0.02	1.17

In addition, our financial statements are prepared in RMB, translation of the balance sheets of our subsidiaries outside the PRC when translated into RMB would be result in translation gain or loss depending of the depreciation or appreciation of the RMB against the currency which these subsidiaries' balance sheets are prepared. Our Group's foreign currency translation gain/losses for FY2000, FY2001, FY2002 and FP2003 are as follows:–

	FY2000	FY2001	FY2002	FP2003
Foreign current translation (Loss) (RMB'000)	—	—	(28)	(865)
As Percentage of turnover (%)	na	na	0.04	1.48
As Percentage of profit before taxation (%)	na	na	0.17	3.09

Presently, we do not have any hedging policy with regards to our foreign currency exposure. Going forward, we expect our income to be derived increasingly from our operations in the PRC. As such, we do not expect our foreign currency exposure to be significant.

LIQUIDITY AND CAPITAL RESOURCES

The growth of our Group has been financed mainly the issuance of ordinary shares and preferred shares for cash. As at 31 December 2002 and 30 September 2003, our proforma shareholders' equity amounted to approximately RMB 79.17 million and RMB 219.97 million respectively.

As at the Latest Practicable Date, we have cash and bank balances amounting to RMB 95.71 million. Save for the hire purchase and related facilities granted for the purpose of financing the purchase of two company cars, we presently do not have any outstanding banking facilities or any other form of financial facilities. Taking into consideration the cash and bank balances, our Directors are of the view that the working capital available to our Group is sufficient for our present requirements.

The following table sets forth a summary of our cash flow statement for FY2002 and FP2003:–

Proforma Group Cash Flow Summary

RMB'000	FY2002	FP2003
Operating profit before working capital changes	22,316	30,142
Working capital changes	(18,690)	(22,540)
Interest paid	(1,178)	(815)
Interest received	435	241
Income tax (paid)/credit	(3)	21
Net cash generated from operating activities	2,880	7,049
Net cash used in generated from investing activities	(5,286)	(50,448)
Net cash generated from financing activities	—	123,091
Net effect of exchange rate changes in consolidating subsidiaries	(29)	(869)
Net (decrease)/increase in cash and cash equivalents	(2,435)	78,823
Cash and cash equivalents at beginning of year/period	29,874	27,439
Cash and cash equivalents at end of year/period	27,439	106,262

FY2002

Net cash generated from operating activities before changes in working capital amounted to approximately RMB 22.32 million. Increase in the net cash used for working capital requirements amounted to approximately RMB 18.69 million. This is due mainly to the increase in trade receivables of RMB 35.84 million as a result of the increased business. This is partially offset by a decrease in other receivables and prepayments, an increase in trade payables, other payables and amount due to related parties (non trade) which collectively amounted to RMB 17.15 million. Income tax and interest paid net of interest received amounted to RMB 746,000. Consequently net cash generated from our operation after taking into consideration increase in working capital requirement amounted to RMB 2.88 million,

Net cash used in investing activities amounted to RMB 5.29 million. This is mainly due to advances to related parties.

We experienced a net decrease in cash and cash equivalent of approximately RMB 2.43 million at the end of FY2002. Together with the cash and cash equivalent at the beginning of FY2002 of approximately RMB 29.87 million, net cash and cash equivalent as at 31 December 2002 amounted to approximately RMB 27.44 million.

FP2003

Net cash generated from operating activities before changes in working capital was approximately RMB 30.14 million. The net cash used for working capital purposes was approximately RMB 22.54 million. The increase working capital requirements is due to the increase in other receivables and prepayments, other payables and amounts due from related parties (non-trade) amounting to approximately RMB 2.05 million, RMB 619,000 and RMB 12.10 million respectively. In addition, trade payables and amounts due to related parties also decreased by RMB 3.44 million and RMB 10.14 million respectively. These were offset by a decrease in trade receivables of approximately RMB 5.80 million. Interest paid net of tax credit and interest received amounted to RMB 553,000. Consequently, net cash generated from operating activities after changes in working capital requirements amounted to approximately RMB 7.05 million.

Net cash used in investing activities amounted to RMB 50.45 million. Advances to the SOE amounted to RMB 48.02 million. In addition, we also purchase equipment and motor vehicles amounting to RMB 2.43 million.

Cash generated from financing activities amounted to RMB 123.09 million, These comprised of proceeds from issuance of shares, proceeds from borrowing and finance lease of RMB 109.08 million, RMB 200,000 and RMB 689,000 respectively,

We experienced a net increase in cash and cash equivalent of approximately RMB 78.82 million at the end of FP2003. Together with the cash and cash equivalent at the beginning of FP2003 of approximately RMB 27.44 million, net cash and cash equivalent as at 30 September 2003 amounted to approximately RMB 106.26 million.

EXCHANGE CONTROLS

Bermuda

Please refer to *"Appendix D — Summary of Bermuda Company Law"* on page D-5 of this Prospectus for more details on the exchange controls in relation to Bermuda.

PRC

Please refer to *"Appendix E — Summary of Relevant PRC Laws & Regulations"* on pages E-3 to E-4 of this Prospectus for more details on the foreign exchange control system of the PRC.

As our operations are primarily located in the PRC, we are required to comply with the PRC foreign exchange restrictions when we transfer funds from our PRC subsidiaries to our non-PRC Group Companies (whether in the form of dividends or not). Saved as disclosed above, there are no restrictions on the ability of our subsidiaries to transfer funds to our company in the form of cash dividends, loans or advances.

DIVIDEND POLICY

Our Company has not distributed any cash dividend on our Shares since incorporation.

We currently do not have a formal dividend policy. The form, frequency and amount of future dividends on our Shares will depend on our earnings and financial position, our results of operations, our capital needs, our plans for expansion and other factors as our Directors may deem appropriate.

The declaration of payment of dividends will be determined at the sole discretion of our Directors, subject to the approval of our shareholders and Section 54 of the Bermuda Act. Our Directors may also declare an interim dividend. Future dividends will be paid by us as and when approved by our shareholders and Directors.

Information relating to taxes payable on dividends is set out on pages B-1 to B-3 of this Prospectus under "*Appendix B — Taxation*".

We will pay cash dividends, if any, in US dollars. Shareholders whose Shares are held through CDP will receive their dividends in Singapore dollars. CDP will make the necessary arrangements to convert the dividends received from the Company in US dollars into Singapore dollar equivalent at such foreign exchange rate as CDP may determine for onward distribution to such shareholder entitled thereto. Neither our Company nor CDP will be liable for any loss howsoever arising from the conversion of the dividend entitlement of Shareholders holding their Shares through CDP from US dollars into Singapore dollar equivalent.

CREDIT POLICY

We typically grant credit of up to four months to our customers in the K-12 Distance Learning and Education Content Solution business segment. Consequently, our debtor's turnovers for the last three financial years ended 31 December 2002 and FP2003 are nil, 42, 98 and 153 days respectively.

Our management monitor and review all outstanding debts on a monthly basis. We do not have a policy of making general provision for doubtful debts. Specific debts are provided for when deemed to be doubtful or not collectable by our management. Such debts are written-off by our management on a discretionary basis. There were no provision for doubtful debt incurred in the course of trade and no bad debt was written off for the last three financial years ended 31 December 2002 and for FP2003.

Our debtors' ageing for the last three financial years ended 31 December 2002 and FP2003 are as given below:–

Debtors' ageing	FY2000 (%)	FY2001 (%)	FY2002 (%)	FP2003 (%)
— up to 30 days	—	37.8	18.0	21.0
— between 31 and 60 days	—	30.3	18.0	21.6
— between 61 and 90 days	—	—	18.0	21.6
— between 91 and 180 days	—	31.9	33.7	35.8
— over 180 days	—	—	12.3	—

Credit policy of the SOE

Similarly, the SOE grants its customers in the various business segments credit of up to four months. SOE's debtor's turnovers for the last three financial years ended 31 December 2002 and FP2003 are 135, 90, 268 and 68 days respectively.

Provision for doubtful debts amounted to RMB 500,000, RMB 721,000 and RMB 760,000 for FY2001, FY2002 and FP2003 respectively. There is no doubtful debt in FY2000.

The debtors' ageing profile of the SOE for the last three financial years ended 31 December 2002 and FP2003 are as given below:–

Debtors' ageing	FY2000 (%)	FY2001 (%)	FY2002 (%)	FP2003 (%)
— up to 30 days	—	91.1	51.7	45.7
— between 31 and 60 days	—	8.9	34.5	15.8
— between 61 and 90 days	100.0	—	9.5	38.5
— between 91 and 180 days	—	—	4.3	—

The following table shows our capitalisation and indebtedness as at the Latest Practicable Date:–

	As at the Latest Practicable Date	As adjusted for Bonus Issue and the Invitation
	RMB'000	**RMB'000**
Indebtedness		
Current		
Current portion of bank loan (secured)[(1)]	60	60
Amount due to related parties- non-trade (non-secured)	14,360	14,360
Current portion of finance lease (secured)[(2)]	156	156
	14,576	14,576
Non-Current		
Bank loan (secured)[(1)]	140	140
Amount due to related parties- non-trade (non-secured)	17,397	17,397
Finance lease (secured)[(2)]	468	468
	18,005	18,005
Total Indebtedness	32,581	32,581
Proforma Shareholders' Equity	237,334	478,876

Note:–

(1) This refers to the same bank loan as described below. The current portion refers to the part of the bank loan which is payable within the period of one year from the Latest Practicable Date.

(2) This refers to the same finance lease as described below. The current portion refers to the part of the bank loan which is payable within the period of one year from the Latest Practicable Date.

As at the Latest Practicable Date, we have short-term and long-term borrowings amounting to approximately RMB 14.58 million and RMB 18.01 million respectively. All our short term borrowings (excluding hire purchase leases) are granted to us by a shareholder, a director, a former director and a related party. According to the terms and conditions of the loan agreements, these loans are expected to be payable by yearly instalments. The loan was granted at an interest of 2% per annum above the Hong Kong Dollar prime lending rate of a financial institution based in Hong Kong. Finance lease is granted to our Group for the purchase of a motor vehicle. Consequently, the financial institution is also granted the first charge for the motor vehicle which the loan was granted to purchase. The finance lease was taken in FY2003 and is repayable in instalments over a period of five years, with an aggregate interest of RMB 83,960 payable. RMB 17.40 million is due to CCLBJ and CCLX which is a result of adjustments made for the proforma group balance sheet (for further details, please refer to note 33.11 on page A-37 of this Prospectus). The bank loan of RMB 140,000 is secured against a motor vehicle and is for a term of three years from March 2003 at an interest rate of 5.49% per annum.

For more information of the loans from a shareholder, a Director and a former Director, please refer to the section on "Interested Person Transactions" on pages 101 to 106 of this Prospectus. As at the Latest Practicable Date, save for the hire purchase facilities (including a bank loan) for the purchase of two company cars amounting to approximately RMB 824,000, our Group does not have any loan or other form of financial facilities from any financial institutions. However, our Director would consider obtaining such loans or other facilities from financial institutions should the need arise.

MATERIAL COMMITMENT FOR CAPITAL EXPENDITURES AND OTHER COMMITMENT

Repayment of outstanding loans owing to a shareholder, a director and a former director

Pursuant to a series of loan agreements and restated and amended loan agreements between our Group, our shareholder, TVH, our director Mr Chan Tze Ngon, Ron, and Mr Terence Luk, a former director of our Group, we are required to repay all outstanding loans which collectively amounted to HK$ 13.44 million on or before 15 September 2004 or within thirty days from the listing of our Company which ever is the earlier. The breakdown of the loans (including interest) to be repaid as at the Latest Practicable Date is as given below:–

Related Party	**Outstanding Loan Amount (HK$'000)**	**Accrued Interests (HK$'000)**
TVH[(1)]	12,145	638
Chan Tze Ngon, Ron[(2)]	—	—
Terence Luk Chung Po ("Terence Luk")	500	159

Notes:–

(1) As part of the negotiations relating to the investment by Series B Investors, TVH entered into a second restated and amended loan agreement dated 28 July 2003 (the "Second Restated Loan Agreement"), pursuant to which the parties agreed to reduce the amount due and outstanding from CCT to TVH to HK$12,145,400 (the "Reduced Loan") as at 1 June 2003, and CCT agreed to pay the Accrued Interests on the Reduced Loan.

(2) As part of the negotiations relating to the investment by Series B Investors, Chan Tze Ngon, Ron agreed to forgive the amounts due and owing to him under the various loans and executed a deed of release and discharge dated 28 July 2003.

For more information on the loans from related parties, please refer to the section on "Interested Person Transactions" on pages 101 to 106 of this Prospectus.

Save as disclosed above, as at the Latest Practicable Date, our Group has no other borrowings or indebtedness and liabilities, charges or guarantees or other material contingent liabilities.

MATERIAL INVESTMENT AND DIVESTMENT IN THE LAST THREE FINANCIAL YEAR ENDED 31 DECEMBER 2002 AND FOR FP2003

In FY2000, we invested RMB 5,812,459 and loaned RMB 1,897,895 to the Igcool Group, which are in the business of providing online comic books and related content. Later in the same year, the Igcool Group ceased operations and we wrote off the investment and loan made to the Igcool Group which amounted to RMB 7,710,354. Saved as disclosed above, there are no material investment and divestment by our Group in the last three financial years ended 31 December 2003 and for FP2003.

DILUTION

Dilution is the amount by which the Issue Price paid by subscribers of our Shares in this Invitation exceeds our NTA per Share after the Invitation. The proforma NTA of our Group as at 30 September 2003 was 13.89 cents per Share. NTA per Share is determined by dividing our NTA (total tangible assets less total liabilities) as at 30 September 2003 by the 331,316,501 Shares prior to the Invitation.

Based on the issue of 110,500,000 New Shares at an Issue Price of 49.0 cents per Share pursuant to the Invitation and after deducting estimated issue expenses, the NTA of our Group as at 30 September 2003 would have been 21.84 cents per Share. This represents an immediate increase in NTA of 7.95 cents per Share to our existing shareholders and an immediate dilution in NTA of 27.16 cents per Share to our new investors. The following table illustrates this per Share dilution:–

	cents
Issue Price per Share	49.00
NTA per Share as at 30 September 2003, before adjusting for the Invitation	13.89
Increase in NTA per Share attributable to the Invitation	7.95
NTA per Share after the Invitation	21.84
Dilution in NTA per Share to new investor	27.16
Dilution in NTA per Share to new Investor as a percentage of Issue Price	55.43%

The following table summarises the total number of Shares held by our existing shareholders and the total number of Shares issued by us, the total consideration paid to us and the average price paid per Share by our new investors pursuant to the Invitation.

	Shares Number	**%**	**Amount S$'000**	**%**	**Average Price Per Share Cents**
Existing shareholders	331,316,501	74.99	45,989	45.93	6.94
New investors	110,500,000	25.01	54,145	54.07	49.00
Total	441,816,501	100.0	100,134	100.0	21.84

SHARE CAPITAL

Our Company (Registration No. 34476) was incorporated in Bermuda on 20 November 2003 under the Bermuda Act as an exempted company with limited liability. As 21 November 2003, we had an authorised share capital of US$12,000 comprising 1,200,000 ordinary shares of US$0.01 each, of which 1,200,000 nil paid ordinary shares of US$0.01 each were held by Kenbell Management Limited.

Pursuant to written resolutions in lieu of a Special General Meeting dated 29 March 2004, our Shareholders approved, *inter alia*, the following:–

(a) the increase in the authorised share capital of our Company from US$12,000 divided into 1,200,000 ordinary shares of US$0.01 each to US$60,000,000 divided into 6,000,000,000 ordinary shares of US$0.01 each; and

(b) the allotment and issue of an aggregate of 2,649,332,000 new ordinary shares of US$0.01 each in our Company to HNS, Intel Pacific, Inc., Cyber Smart Trading Limited, Super Dynamic Consultancy Limited, Technology Venture Investments Limited, Sergio Ventures Limited, Capitol Hill Technology Partners Limited, Bostwicken Consultancy Limited, Isthoch Assets Limited, Kenbell Management Limited, Time Global International Limited, GC&C Holdings Limited, China New Economy Logistic Holdings Company Limited, Ace Choice Management Limited, Avia Growth Opportunities Limited and certain employees of CCT, and the crediting as fully paid, at par, the 1,200,000 nil-paid ordinary shares of US$0.01 each in our Company then held by Kenbell Management Limited, in connection with the Restructuring Exercise.

(c) the consolidation of 8 ordinary share of US$0.01 each in the authorised and issued share capital of our Company into 1 ordinary share of US$0.08 each (the "Share Consolidation");

(d) the adoption of the new Bye-Laws of our Company;

(e) the adoption of the Pre-IPO Scheme and that authority be given to our Directors to issue options and to allot and issue options and to allot and issue new Shares pursuant to the exercise of the options;

(f) the adoption of the Post-IPO Scheme and that authority be given to our Directors to issue options and to allot and issue new Shares pursuant to the exercise of the options;

(g) the allotment and issue of the New Shares which are the subject of the Invitation. The New Shares, when issued and fully paid-up, will rank *pari passu* in all respects with the existing issued and fully paid-up Shares; and

(h) that authority be given to our Directors to (i) allot and issue shares in the Company; and (ii) issue convertible securities and any shares in the Company pursuant to the convertible securities, (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as our Directors shall in their absolute discretion deem fit, provided that the aggregate number of shares to be issued pursuant to such authority shall not exceed 50 per cent. of the post-Invitation issued share capital of our Company and that the aggregate number of shares to be issued other than on a pro-rata basis to the then existing shareholders of our Company shall not exceed 20 per cent. of the post-Invitation issued share capital of our Company. Unless revoked or varied by our Company in general meeting, such authority shall continue in full force until the conclusion of the next Annual General Meeting of our Company or the date by which the next Annual General Meeting is required by law or by our Bye-Laws to be held, whichever is earlier, except that the Directors shall be authorised to allot and issue new shares pursuant to the convertible securities notwithstanding that such authority has ceased.

For the purposes of this resolution and pursuant to Rules 806(3) and 806(4) of the Listing Manual, "post-Invitation issued share capital" shall mean the enlarged issued and paid-up share capital of the Company after the Invitation after adjusting for any subsequent consolidation or sub-division of shares.

As at the Latest Practicable Date, our Company has only one class of shares, being ordinary shares of US$0.08 each. The rights and privileges of our Shares are stated in our Bye-Laws. There are no founder, management, deferred or unissued shares reserved for the issuance for any purpose.

The present issued and paid-up capital of our Company is US$26,505,320 comprising 331,316,501 Shares. Upon the allotment of the New Shares, the resultant issued and paid-up share capital of our Company will be increased to US$35,345,320 comprising 441,816,501 Shares.

Details of the changes in the issued and paid-up share capital of our Company since incorporation and the resultant issued and paid-up share capital immediately after the Invitation are as follows:–

	Purpose of Issue	Par Value (US$)	Issue Price/ Consideration	Number of Shares	Resultant issued Share capital (US$)
21 November 2003	Issue of nil paid shares	0.01	—	1,200,000	—
29 April 2004	Issued and fully paid-up ordinary shares of US$0.01 each upon the completion of the Restructuring Exercise	0.01	US$26,493,320	2,649,332,008	26,493,320
29 April 2004	Credited as fully paid upon the completion of the Restructuring Exercise, the 1,200,000 ordinary shares of US$0.01 each that were issued nil paid	0.01	US$12,000	—	26,505,320
29 April 2004	Share Consolidation	0.08	—	331,316,501	26,505,320
	New Shares to be issued pursuant to the Invitation	0.08	S$0.49	110,500,000	35,345,320
	Issued and paid-up share capital after the Invitation	0.08	—	441,816,501	35,345,320

The authorised share capital and the shareholders' funds of our Company as at 21 November 2003, after the Restructuring Exercise and the Share Consolidation (as at the date of lodgement of this Prospectus) and after the Invitation are set forth below.

	As at 21 November 2003 (US$)	After the Restructuring Exercise and the Share Consolidation (US$)	After the Invitation (US$)
AUTHORISED SHARE CAPITAL			
Ordinary shares of US$0.01 each	12,000	60,000,000	60,000,000
Ordinary shares of US$0.08 each	—	60,000,000	60,000,000
SHAREHOLDERS' FUNDS			
Issued and fully paid-up share capital	—	26,505,320	35,345,320
Share premium	—	—	20,339,945

SHAREHOLDERS

The Shareholders of our Company and their respective shareholdings immediately before the Invitation and immediately after the Invitation are set out as follows:–

	Before the Invitation				After the Invitation			
	Direct Interest		Deemed Interest		Direct Interest		Deemed Interest	
	Number of Shares	%[20]	Number of Shares	%[20]	Number of Shares	%[20]	Number of Shares	%[20]
Directors								
Yin Jianping[1]	—	—	67,326,820	20.32	—	—	67,326,820	15.24
Chan Tze Ngon, Ron[2]	—	—	66,074,441	19.94	—	—	66,074,441	14.96
Li Wei[3]	—	—	1,749,107	0.53	—	—	1,749,107	0.40
Daniel Tseung[20]	—	—	—	—	—	—	—	—
Foo Meng Tong[20]	—	—	—	—	—	—	—	—
Chow Kok Kee[20]	—	—	—	—	—	—	—	—
Substantial Shareholders								
Super Dynamic Consultancy Limited[1]	67,326,820	20.32	—	—	67,326,820	15.24	—	—
Technology Venture Investments Limited[2]	66,074,441	19.94	—	—	66,074,441	14.96	—	—
Hughes Network Systems, Inc[4]	62,966,736	19.01	—	—	62,966,736	14.25	—	—
Intel Pacific, Inc[5]	45,656,669	13.78	—	—	45,656,669	10.33	—	—
Cyber Smart Trading Limited[6]	22,438,121	6.77	—	—	22,438,121	5.98	—	—
Others								
Sergio Ventures Limited[7]	6,031,510	1.82	—	—	6,031,510	1.37	—	—
Capitol Hill Technology Partners Limited[8]	16,526,155	4.99	—	—	16,526,155	3.74	—	—
Bostwicken Consultancy Limited[9]	1,507,878	0.46	—	—	1,507,878	0.34	—	—
Isthoch Assets Limited[10]	3,015,755	0.91	—	—	3,015,755	0.68	—	—
Kenbell Management Limited[11]	1,723,287	0.52	—	—	1,723,287	0.39	—	—
Time Global International Limited[3]	1,749,107	0.53	—	—	1,749,107	0.40	—	—
GC&C Holdings Limited[12]	4,679,468	1.41	—	—	4,679,468	1.06	—	—
Ace Choice Management Limited[13]	9,358,935	2.82	—	—	9,358,935	2.12	—	—
Avia Growth Opportunities Limited[14]	2,339,732	0.71	—	—	2,339,732	0.53	—	—
Duke Group Limited [15]	5,276,358	1.59	—	—	5,276,358	1.19	—	—
Panwell Investment Limited[16]	5,276,358	1.59	—	—	5,276,358	1.19	—	—
Virtual Century Group Limited[17]	9,369,171	2.83	—	—	9,369,171	2.12	—	—
Others			26,110,000[18]	—				
Public[20]	—	—	—	—	110,500,000	25.01	—	—
TOTAL	331,316,501	100.00	—	—	441,816,501	100.0	—	—

Notes:–

(1) Super Dynamic Consultancy Limited ("Super Dynamic") is an investment holding company incorporated in the British Virgin Islands which is 64% owned by Turnaround Limited, 18% owned by ChinaEquity International Holding Company Limited, 8% owned by Mak Tin Sang, 8% by Lu Ruifeng and 2% by Liu Bao Qian. ChinaEquity International Holding Company Limited is incorporated in the BVI and is owned 43.6% by Li Yifei, 12.8% by Utrich Sigg and 43.6% by Wang Chaoyong. Turnaround Limited is incorporated in BVI and is owned 51% by Hudson Hut-Shing Wong and 49% by Yin Jianping, our Executive Chairman. As such, Yin Jianping is deemed interested in the shares held by Super Dynamic.

(2) Technology Venture Investments Limited is an investment holding company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of Technology Venture Holdings Limited ("TVH"), a company listed on the Hong Kong Stock Exchange. Chan Tze Ngon, Ron, our Chief Executive Officer, is a controlling shareholder and executive chairman of TVH.

(3) Time Global International Limited ("Time Global") is an investment holding company incorporated in the British Virgin Islands and is wholly-owned by Li Wei, our Chief Operating Officer. As such, Li Wei is deemed interested in the shares held by Time Global.

(4) Hughes Network Systems, Inc ("HNS") is a company engaging in the business of a providing broadband satellite network solutions. HNS is incorporated in the State of Delaware, USA and is wholly owned by Hughes Electronic Corporation, a company listed on the New York Stock Exchange.

(5) Intel Pacific, Inc. is a company incorporated in the State of Delaware, USA and is a wholly-owned subsidiary of Intel Corporation. The shares of Intel Corporation are listed on NASDAQ.

(6) Cyber Smart Trading Limited is a company incorporated in the British Virgin Islands and wholly-owned by SUNeVision Holdings Ltd, a company incorporated in the Cayman Islands, a subsidiary of Sun Hung Kai Properties Ltd, a company listed on the Hong Kong Stock Exchange.

(7) Sergio Ventures Limited ("Sergio") is an investment holding company incorporated in the British Virgin Islands and is wholly-owned by Chui Keung Wah, our Chief Technology Officer.

(8) Capitol Hill Technology Partners Limited is an investment holding company incorporated in the British Virgin Islands which is 99% owned by Leung Yee Man and 1% owned by Wong Mei Yuk.

(9) Bostwicken Consultancy Limited ("Bostwicken") is an investment holding company incorporated in the British Virgin Islands and is wholly-owned by Michael J. Santos, our Vice President of Strategic Business Development.

(10) Isthoch Assets Limited ("Isthoch") is an investment holding company incorporated in the British Virgin Islands and is wholly-owned by Ma Jim Lok, Jim, our Vice President of Finance.

(11) Kenbell Management Limited ("Kenbell") is an investment holding company incorporated in the British Virgin Islands and is wholly-owned by Chow Siu Lam Cliff, our Chief Financial Officer.

(12) GC&C Holdings Limited is an investment holding company incorporated in the Cayman Islands and is wholly-owned by Taiwan Secom Co., Ltd, a company listed on the Taiwan Stock Exchange.

(13) Ace Choice Management Limited is an investment holding company incorporated in the British Virgin Islands and is owned by Lai Guanglin.

(14) Avia Capital Partners Limited ("Avia") is a private equity investment management company incorporated in the British Virgin Islands which manages a fund called Avia Growth Opportunities Limited. The shareholders of Avia are SBI E2-Capital Holdings Ltd (whose wholly-owned subsidiary, SBI E2-Capital Pte Ltd, is the Manager), and BroadVen Limited ("BroadVen"), a privately held investment holding vehicle. The subscribers of Avia Growth Opportunities Limited comprise BroadVen and various high net worth individuals.

(15) Duke Group Limited is an investment holding company incorporated in the British Virgin Islands. Li Wen, Zhu Liang and Casati Partners LLC, a company registered in Illinois, USA, hold 31.4%, 21.8% and 46.8% of the shareholding in Duke Group Limited respectively.

(16) Panwell Investment Limited is an investment holding company incorporated in Hong Kong and is owned by Liao Zhen.

(17) Virtual Century Group Limited is an investment holding company incorporated in the British Virgin Islands and is owned by Ho Kam Shing, Peter.

(18) Options have been granted to subscribe for an aggregate number of 26,110,000 Shares under the Pre-IPO Scheme. Chan Tze Ngon, Ron, Chow Siu Lam, Cliff, Michael Santos, Ma Jim Lok, Jim and Wong Chao Yong have been granted options to subscribe for 10,010,000, 7,000,000, 1,750,000, 7,000,000 and 350,000 Shares pursuant to the Pre-IPO Scheme. These options granted to the five employees can only be exercised no earlier than one month commencing from the date of admission of the Company to the Official List of the SGX-ST.

(19) The percentages represented in the above table are approximate values.

(20) We intend to offer our Independent Directors, Foo Meng Tong and Chow Kok Kee, 100,000 Shares each, representing 0.02% of the enlarged share capital of the Company after listing.

The Shares held by our Directors and substantial Shareholders do not carry different voting rights from the New Shares which are the subject of the Invitation.

The significant changes in the percentage of ownership of our Company held by our Directors and substantial Shareholders since the date of incorporation are as follows:–

	As at 21 November 2003		After the Restructuring Exercise		As at the Latest Practicable Date	
Name	Number of ordinary shares of US$0.01 each	%	Number of ordinary shares of US$0.08 each	%	Number of ordinary shares of US$0.08 each	%
Directors						
Yin Jianping[(1)]	—	—	67,326,820	20.32	—	—
Chan Tze Ngon, Ron[(2)]	—	—	66,074,441	19.94	—	—
Li Wei[(3)]	—	—	1,749,107	0.53	—	—
Daniel Tseung	—	—	—	—	—	—
Foo Meng Tong	—	—	—	—	—	—
Chow Kok Kee	—	—	—	—	—	—
Substantial Shareholders						
Super Dynamic Consultancy Limited[(1)]	—	—	—	—	67,326,820	15.24
Technology Venture Investments Limited[(2)]	—	—	—	—	66,074,441	14.96
Hughes Network Systems, Inc[(4)]	—	—	—	—	62,966,736	14.25
Intel Pacific, Inc[(5)]	—	—	—	—	45,656,669	10.33
Cyber Smart Trading Limited[(6)]	—	—	—	—	22,438,121	5.08

Notes:–

(1) Super Dynamic Consultancy Limited ("Super Dynamic") is an investment holding company incorporated in the British Virgin Islands which is 64% owned by Turnaround Limited, 18% owned by ChinaEquity International Holding Company Limited, 8% owned by Mak Tin Sang, 8% by Lu Ruifeng and 2% by Liu Bao Qian. ChinaEquity International Holding Company Limited is incorporated in the BVI and is owned 43.6% by Li Yifei, 12.8% by Utrich Sigg and 43.6% by Wang Chaoyong. Turnaround Limited is incorporated in BVI and is owned 51% by Hudson Hut-Shing Wong and 49% by Yin Jianping, our Executive Chairman. As such, Yin Jianping is deemed interested in the shares held by Super Dynamic.

(2) Technology Venture Investments Limited is an investment holding company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of Technology Venture Holdings Limited ("TVH"), a company listed on the Hong Kong Stock Exchange. Chan Tze Ngon, Ron, our Chief Executive Officer, is a controlling shareholder and executive chairman of TVH.

(3) Time Global International Limited ("Time Global") is an investment holding company incorporated in the British Virgin Islands and is wholly-owned by Li Wei, our Chief Operating Officer. As such, Li Wei is deemed interested in the shares held by Time Global.

(4) Hughes Network Systems, Inc ("HNS") is a company engaging in the business of a providing broadband satellite network solutions. HNS is incorporated in the State of Delaware, USA and is wholly owned by Hughes Electronic Corporation, a company listed on the New York Stock Exchange.

(5) Intel Pacific, Inc is a company engaging in incorporated in the State of Delaware, USA. Intel Capital, Intel's strategic investment company invests through Intel Pacific, Inc., a subsidiary of Intel Corporation, a company listed on NASDAQ.

(6) Cyber Smart Trading Limited is a company incorporated in the British Virgin Islands and wholly-owned by SUNeVision Holdings Ltd, a company incorporated in the Cayman Islands, a subsidiary of Sun Hung Kai Properties Ltd, which is listed on the Hong Long Stock Exchange.

MORATORIUM

To demonstrate their commitment to our Group, HNS, Intel Pacific Inc, Cyber Smart Trading Limited, Capitol Hill Technology Partners Limited, GC&C Holdings Limited, Duke Group Limited, Panwell Investment Limited and Virtual Century Group Limited which collectively own 172,189,036 Shares representing 38.97% of our Company's issued and paid-up share capital after the Invitation, have each undertaken not to transfer or dispose any part of their respective shareholdings in our Company for a period of six months commencing from the date of admission of our Company to the Official List of the SGX-ST and in the six months thereafter not to sell, transfer or otherwise dispose of more than 50% of its interests in the Company immediately after the Invitation.

Intel Pacific, Inc is ultimately 100% owned by Intel Corporation, a company listed on the NASDAQ in the US. Intel Corporation has undertaken not to dispose of or transfer any part of its interest in our Company for a period of six months from the date of admission of our Company to the Official List of the SGX-ST and in the six months thereafter not to sell, transfer or otherwise dispose of more than 50% of its interest in our Company.

Cyber Smart Trading Limited is ultimately 100% owned by SUNeVision Holdings Ltd, a company listed on the GEM Board of the Stock Exchange of Hong Kong Limited. SUNeVision has undertaken not to dispose of or transfer any part of its interest in our Company for a period of six months from the date of admission of our Company to the Official List of the SGX-ST and in the six months thereafter not to sell, transfer or otherwise dispose of more than 50% of its interest in our Company.

TVI, Time Global International Limited, Sergio Ventures Limited, Bostwicken Consultancy Limited, Isthoch Assets Limited and Kenbell Management Limited which collectively own 80,101,978 Shares representing 18.13% of our Company's issued and paid-up share capital after the Invitation, have each undertaken not to dispose or transfer any part of their respective shareholdings in our Company for a period of twelve months commencing from the date of admission of our Company to the Official List of the SGX-ST.

TVI is an investment holding company and is a wholly-owned subsidiary of TVH, a company listed on the Hong Kong Stock Exchange. TVH has undertaken not to dispose of or transfer any part of its interest in TVI for a period of twelve months from the date of admission of our Company to the Official List of the SGX-ST.

Time Global International Limited is an investment holding company and is wholly-owned by Li Wei, our Chief Operating Officer. Li Wei has undertaken not to dispose of or transfer any part of his interest in Time Global International Limited for a period of twelve months from the date of admission of our Company to the Official List of the SGX-ST.

Sergio Ventures Limited is an investment holding company and is wholly-owned by Chui Keung Wah, our Chief Technology Officer. Chui Keung Wah has undertaken not to dispose of or transfer any part of his interest in Sergio Ventures Limited for a period of twelve months from the date of admission of our Company to the Official List of the SGX-ST.

Bostwicken Consultancy Limited is an investment holding company and is wholly-owned by Michael J. Santos, our Vice President of Strategic Business Development. Michael J. Santos has undertaken not to dispose of or transfer any part of his interest in Bostwicken Consultancy Limited for a period of twelve months from the date of admission of our Company to the Official List of the SGX-ST.

Isthoch Assets Limited is an investment holding company and is wholly-owned by Ma Jim Lok, Jim, our Vice President of Finance. Ma Jim Lok, Jim has undertaken not to dispose of or transfer any part of his interest in Isthoch Assets Limited for a period of twelve months from the date of admission of our Company to the Official List of the SGX-ST.

Kenbell Management Limited is an investment holding company and is wholly-owned by Chow Siu Lam Cliff , our Chief Financial Officer. Chow Siu Lam Cliff has undertaken not to dispose of or transfer any part of his interest in Kenbell Management Limited for a period of twelve months from the date of admission of our Company to the Official List of the SGX-ST.

Super Dynamic which owns 67,326,820 Shares representing 15.24% of our Company's issued and paid-up share capital after the Invitation, has undertaken not to transfer or realise any part of its shareholding in our Company for a period of eighteen months commencing from the date of admission of our Company to the Official List of the SGX-ST.

Super Dynamics is an investment holding company and two of its shareholders, being Turnaround Limited, ChinaEquity International Holding Company Limited and have each further undertaken not to dispose of or transfer any part of their respective interests in Super Dynamics for a period of eighteen months from the date of admission of our Company to the Official List of the SGX-ST.

ChinaEquity International Holding Company Limited is an investment holding company and its shareholders, being Li Yifei, Utrich Sigg and Wang Chaoyong have each further undertaken not to dispose of or transfer any part of their respective interests in ChinaEquity International Holding Company Limited for a period of eighteen months from the date of admission of our Company to the Official List of the SGX-ST.

Turnaround Limited is an investment holding company and its shareholders, being Hudson Hut-Shing Wong and Yin Jianping have each further undertaken not to dispose of or transfer any part of their respective interests in Turnaround Limited for a period of eighteen months from the date of admission of our Company to the Official List of the SGX-ST.

We have granted Chan Tze Ngon, Ron an option to subscribe for 10,010,000 new Shares under the Pre-IPO Scheme. Chan Tze Ngon, Ron has undertaken not to dispose or transfer any part of his interest in any new Shares issued to him pursuant to the exercise of the option, for a period of twelve months from the date of admission of our Company to the Official List of the SGX-ST.

GROUP STRUCTURE

Restructuring Exercise undertaken by our Group

Prior to the Restructuring Exercise, our Group consisted of CCT, CCT HK and CCT Shanghai. CCT Shanghai had entered into a technical services agreement with CCL dated 15 November 2000 (the "CCL Technical Services Agreement") pursuant to which we provided our technical services.

Our Company implemented the Restructuring Exercise in preparation for our listing on the SGX-ST. The purpose of the Restructuring Exercise as set out below was to rationalise the corporate structure of the Group and to raise additional funding for the acquisition of our 2-way broadband satellite technology and working capital purposes. The following steps were taken in the Restructuring Exercise:–

Share swap and investment in CCN

CCN was incorporated on 8 April 2003 and was established to acquire all the issued and paid-up share capital of CCT pursuant to:–

(i) Share swap agreement dated 16 July 2003 between (A) CCN (as purchaser) and (B) the Series A Investors and CCT Common Shareholders (as vendors). Pursuant to this agreement, CCN acquired 56,740,344 CCT ordinary shares of US$0.01 each in the capital of CCT (the "CCT Common Shares") and the 17,184,000 Series A redeemable convertible preferred shares of US$0.01 each in the capital of CCT. The consideration for the acquisition was satisfied by the issue of an aggregate of 56,948,623 ordinary shares of US$0.01 each in CCN (the "CCN Common Shares") and 19,702,958 Series A redeemable cumulative convertible preference shares of US$0.01 each in the capital of CCN (the "Series A CCN Preference Shares") to the Series A Investors, the CCT Common Shareholders and/or their nominees.

(ii) Sale and purchase agreement dated 11 July 2003 between CCN and Daniel Chan Ho Man. Pursuant to this agreement, CCN acquired 862,084 CCT Common Shares for a nominal cash consideration of US$1.00.

(iii) Sale and purchase agreement dated 13 June 2003 between CCN and Greatrait Limited. Pursuant to this agreement, CCN acquired 4,232,200 CCT Common Shares for a cash consideration of US$180,000.

(iv) Sale and purchase agreement dated 3 February 2004 between CCN and Bickford Management Limited. Pursuant to this agreement, CCN acquired 1,293,125 CCT Common Shares for a cash consideration of US$55,000.

On 16 July 2003, the Series B Investors entered into an investment agreement with CCN, Mr Chan Tze Ngon, Ron and Mr Yin Jianping pursuant to which GC&C Holdings Limited, China New Economy Logistic Holdings Company Limited, Technology Venture Investments Limited, Ace Choice Management Limited, Avia Growth Opportunities Limited, Hughes Network Systems Inc, Intel Pacific, Inc and Cyber Smart Trading Limited subscribed for 1,337,673, 8,694,872, 2,675,345, 2,675,345, 668,836, 668,836, 668,836, 668,836 Series B redeemable cumulative convertible preference shares of US$0.01 each in the share capital of CCN (the "Series B CCN Preference Shares") for a consideration of US$1,000,000, US$6,500,000, US$2,000,000, US$2,000,000, US$500,000, US$500,000, US$500,000 and US$500,000 respectively.

On 20 December 2003, China New Economy Logistic Investments Company Limited transferred 1,508,300, 1,508,300, 3,000,000 and 2,678,272 Series B CCN Preference Shares to Duke Group Limited, Panwell Investment Limited, Capitol Hill Technology Partners Limited and Virtual Century Group Limited respectively for the aggregate consideration of approximately US$7,390,600, on a willing seller and willing buyer basis.

Incorporation of our Company and the acquisition of CCN

On 20 November 2003, our Company was incorporated in Bermuda as an investment holding company of our Group.

Pursuant to a share swap agreement dated 29 March 2004, our Company acquired the entire issued and paid-up share capital of CCN comprising of 56,948,623 CCN Common Shares, 19,702,958 Series A CCN Preference Shares and 18,058,580 Series B CCN Preference Shares for a total consideration of US$26,505,320, based on the NTA value of CCN as at 30 September 2003. The consideration was

satisfied by the issue of an aggregate of 2,649,332,008 new ordinary shares of US$0.01 each in our Company to the Series B Investors, Super Dynamic Consultancy Limited, Sergio Ventures Limited, Bostwicken Consultancy Limited, Isthoch Assets Limited, Kenbell Management Limited, Time Global International Limited, Ace Choice Management Limited, Avia Growth Opportunities Limited, Duke Group Limited, Panwell Investment Limited and Virtual Century Group Limited and the crediting as fully paid, at par, the 1,200,000 nil-paid ordinary shares of US$0.01 each in our Company then held by Kenbell Management Limited.

The CCL Restructuring Exercise undertaken by the CCL Group

A restructuring exercise was carried out by CCL (the "CCL Restructuring Exercise") to rationalise the business of CCL by transferring its assets and undertakings relating to the satellite broadband business to CCLX. The restructuring exercise also involved the transfer of the VSAT and ISP licence (which is required in order for CCLX to provide the satellite broadband services) from CCL to CCLX, which transfer was approved by the PRC Ministry of Information Industry. The following steps were taken in connection with the CCL Restructuring Exercise:–

(i) The parties to the CCL Technical Services Agreement and CCLX executed a deed dated 11 September 2003 pursuant (and as amended by a supplemental novation deed dated 29 March 2004) (the "Novation Deed"), to effect a novation of CCL's rights, title, interest and obligations in the CCL Technical Services Agreement to CCLX with effect from two months after the date on which CCLX receives the Ordinary Tax Payer Status.

(ii) CCT Shanghai, CCLX, CCL and Li Wei also entered into the Technical Services Agreement, pursuant to which CCT Shanghai agreed to provide technical services to CCLX in the implementation of CCLX's satellite broadband businesses in the PRC. The terms of the Technical Services Agreement are substantively the same as those found in the CCL Technical Services Agreement.

Please see the section "*Technical Services Agreement between CCLX and CCT Shanghai*" on pages 63 to 65 of this Prospectus for further details.

Our Group structure after the Restructuring Exercise and before the Invitation is shown as follows:–


ChinaCast Communication Holdings Limited
100%
ChinaCast Communication Network Company Ltd.
(1) 98.5%
ChinaCast Technology (BVI) Limited
100% (2)
(3) 100%
ChinaCast Technology (HK) Limited
ChinaCast Technology (Shanghai) Limited
ChinaCast Co., Ltd
Li Wei
90%
100%
10%
(5)
(4)
ChinaCast Li Xiang Co., Ltd

Notes:–

(1) Glander Assets Limited holds 1,231,549 CCT Common Shares which constitutes approximately 1.5% of the total issued and paid-up share capital in CCT.

(2) Chan Tze Ngon, Ron holds one ordinary share of HK$1.00 in the share capital of CCT HK on trust for CCT.

(3) Internal Technical Services Agreement.

(4) (i) Technical Services Agreement;

(ii) CCL Technical Services Agreement (and novated to CCLX with effect from two months after the date on which CCLX receives Ordinary Tax Payer Status); and

(iii) CCLX pledge agreement dated 11 August 2003 between CCL, CCLX, Li Wei and CCT Shanghai.

Please refer to "Our Contractual Arrangements with the CCL Group" below for further details on the above agreements.

(5) Pledge agreement dated 15 November 2000 between CCL Shareholders, CCL and CCT Shanghai (and as amended by the supplemental share pledge agreement dated 13 September 2003 between the same parties).

We do not have any associated companies and the following companies are the subsidiaries of our Group:–

Name	Place of Incorporation	Principal Place(s) of Business	Principal Business Activity
ChinaCast Communication Network Company Ltd.	BVI	Hong Kong	Investment holding
ChinaCast Technology (BVI) Limited	BVI	Hong Kong	Provision of technical services
ChinaCast Technology (HK) Limited	Hong Kong	Hong Kong	Provision of support services to the Group
ChinaCast Technology (Shanghai) Limited[(1)]	PRC	Hong Kong	Provision of technical services

Note:–

(1) CCT Shanghai has a registered capital of US$15 million, of which US$11 million has been paid up. The balance of the registered capital is required to be paid up by 1 December 2005. Our subsidiary, CCT Shanghai, is licensed to operate for a fixed period of time. The term of operation for CCT Shanghai is from 20 December 2000 to 19 December 2020. During the period of six months before the expiry of the operation period of our subsidiary, we may apply for an extension of this operation period. If the operation period is not extended and after the expiry of the operation period, the subsidiary may be liquidated and the remaining assets of the subsidiary can be returned to its shareholders after payment of liquidation expenses and all debts.

Our Contractual Arrangements with the CCL Group

As we provide our services through the CCL Group, we have entered into various contractual arrangements pursuant to which we provide our services, and protect our interests. The following is a brief discussion of the contractual arrangements between our Group, the CCL Group and their corresponding shareholders.

(a) Technical Services Agreement between CCLX and CCT Shanghai

Services provided

We provide our services and products to end customers in the PRC through CCLX under the terms of the Technical Services Agreement. Under the terms of the Technical Services Agreement, CCT Shanghai has agreed to assist CCLX in the implementation of CCLX's businesses relating to the provision of computer, telecommunications and information technology products and services including the provision of internet service and content. In connection with the services rendered by CCT Shanghai to CCLX, CCT Shanghai will also supply to CCLX for its use, ancillary equipment together with certain associated software and technical documentation.

Service fees charge by us

CCLX is obliged to pay CCT Shanghai a monthly service fee for the services rendered by CCT Shanghai. The service fee is an amount equivalent to the total revenue earned by CCLX less any operating expenses (the "Operating Expenses") that it has reasonably incurred in the course of conducting the business for which we provide the technical services (the "Agreed Business").

CCLX and its shareholders, being CCL and Li Wei, our Executive Director, have also undertaken that:–

(a) the accounts of CCLX shall be prepared in accordance with International Accounting Standards or in accordance with such other accounting standards, principles and practices generally accepted at CCT Shanghai's absolute discretion (the "Agreed Accounting Standard");

(b) all revenue earned in the course of Agreed Business shall be accurately and timely reflected in the accounts of CCLX; and

(c) in the course of the Agreed Business, CCLX will only incur Operating Expenses which are reasonable.

Please also see "Revenue and Cost Allocation Agreement" for further details on cost allocations.

Cost and expenses

CCT Shanghai is responsible for the Operating Expenses which have been reasonably incurred.

CCLX Budget

As per the TSA, CCLX shall prepare an annual Budget in relation to its business which shall include its projected revenue, Operating Expenses, pricing policies and payment terms. CCLX shall submit the Budget to CCT Shanghai for its approval and CCT Shanghai shall review the Budget on a quarterly basis. Any changes or deviation to the Budget will also require the approval of CCT Shanghai.

CCLX has also undertaken to CCT Shanghai that it shall use its best endeavours to operate the Agreed Business within the Budget. CCT Shanghai will not be responsible for any Operating Expenses that exceeds the budgeted amount, unless it consents in its absolute discretion to bear such Operating Expenses.

Right to inspect and audit CCLX accounts

CCT Shanghai has the right, at its request and expense, to inspect and/or procure the CCT Auditor to inspect any records kept by CCLX in relation to the Operating Expenses and service fees. The CCT Auditor shall after such inspection, at the request of CCT Shanghai, issue a certificate certifying that the amount of Operating Costs which are reasonable and have been incurred on an arm's length basis.

CCT Shanghai shall have the right, at its cost and expense, to have the accounts of CCLX audited by the Group's auditors for each accounting year in accordance with the International Accounting Standard. A certificate issued by the Group's auditors of the amount of service fees payable and the Operating Expenses it is responsible for is final and conclusive under the terms of the Technical Services Agreement.

In addition, CCT Shanghai agrees to extend financial support to CCLX if it deems it necessary in connection with the provision of its services to CCLX. The form and amount of financial support is determined by CCT Shanghai in its absolute discretion.

The financial support is extended through Shenzhen Development Bank Co., Ltd.("Shezhen Bank"). CCT Shanghai has entered into an agreement with Shenzhen Bank pursuant to which the bank has agreed to extend any loan advances it receives from CCT Shanghai to CCLX. Under such an agreement, Shenzhen Bank has agreed to pass on to CCT Shanghai any rights and benefits arising from the security against all the assets of CCLX given to Shenzhen Bank in relation to the extension of the loan advances to CCLX. Any financial support extended is repayable immediately upon demand from CCT Shanghai. We have in the past provided financial support to CCLX for working capital purposes and for acquiring satellite equipment (for which we are obliged to provide under the Technical Services Agreement). For further details, please refer to "*Interested Person Transactions*" on pages 101 to 106 of this Prospectus.

Term and Termination

The Technical Services Agreement will be for a period of twenty years from 11 August 2003. CCT Shanghai may at its discretion and without cause, terminate the Technical Services Agreement by giving CCLX notice of termination no less than one year prior to the effective date of termination.

(b) Novation Deed

As a transitional provision, CCT Shanghai also entered into the Novation Deed (as described under "The CCL Restructuring Exercise undertaken by the CCL Group" on page 62 of this Prospectus) so as to enable CCLX to step into the shoes of CCL and continue its obligations under the CCL Technical Services Agreement. The terms and conditions of the CCL Technical Services Agreement are substantially the same as those in the Technical Services Agreement.

(c) Revenue and Cost Allocation Agreement

Further to the Technical Services Agreement and to formally document the informal understanding between the parties, CCT and CCT Shanghai on the one hand and CCLX, CCL and Li Wei on the other hand, have also entered into the Revenue and Cost Allocation Agreement with effect from 1 October 2003, pursuant to which they have agreed to allocate certain revenue and operating expenses in the following manner:–

Provision of service

Our customers may engage one of our Group companies directly to provide the required satellite broadband solutions. In the event that the customers appoints CCT or CCT Shanghai directly, we will subcontract the performance of the service to CCLX and pay CCLX up to 10% of the revenue received from the engagement or such other amount as determined by CCT or CCT Shanghai, as the case may be, in its absolute discretion.

Expenses reimbursement

CCT or CCT Shanghai will reimburse CCLX for expenses incurred by CCLX in relation to customer service, IT support, network operation and finance. These are primarily staff costs and administrative expenses incurred by CCLX that are relevant to servicing CCT and CCT Shanghai and the direct customers of CCT and CCT Shanghai. The amount to be reimbursed shall be determined by CCT or CCT Shanghai in their absolute discretion.

Allocation of expenses according to service revenue received

Save for expenses to be reimbursed by CCT or CCT Shanghai (as described above under "*Expense reimbursement*"), any other expenses incurred by CCLX that are relevant to servicing CCT and CCT Shanghai and the direct customers of CCT and CCT Shanghai (including fees paid to lease transponder bandwidth) shall be apportioned between CCT and CCT Shanghai on the one hand and CCLX on the other, in accordance with the service revenue received by them for the financial year. CCT or CCT Shanghai shall determine conclusively at its absolute discretion, the amount to be allocated at the end of each financial year.

(d) Pledge Agreements in favour of CCT Shanghai

As a collateral security for the prompt and complete performance of the obligations of CCL under the CCL Technical Service Agreement and CCLX under the Technical Service Agreement, and to induce CCT Shanghai to extend the services and use of equipment pursuant to the provision of services at no additional fee, the respective shareholders of CCL and CCLX have entered into the following pledge agreements (the "Pledge Agreements"), pursuant to which they agreed to pledge all their rights and interests, including voting rights, in CCL and CCLX respectively in favour of CCT Shanghai.

i. Pledge Agreements dated 15 November 2000 and the Supplemental Deed dated 13 September 2003 between BCN, SZT, TTI, CCL and CCT Shanghai; and

ii. Pledge Agreement dated 11 August 2003 between CCL, CCLX, Mr Li Wei and CCT Shanghai.

Each of the Pledge Agreements will terminate on the date upon which CCL and CCLX respectively becomes a wholly-owned subsidiary of our Group. We intend to acquire all shareholding interests in CCL and CCLX as and when the PRC laws allow foreign investors to wholly own companies engaged in telecommunication value-added businesses in the PRC.

Please refer to "Legal Advice on Group Structure" below for further details.

Legal Advice on Group Structure

We have not sought any confirmations from the PRC authorities on whether our Group structure and business arrangement with the CCL Group are in compliance with applicable PRC laws and regulations including but not limited to, regulations in relation to value-added telecommunication business in the PRC.

Our Company, the Manager, the Underwriter and Placement Agent have been advised by the PRC legal advisers being Jingtian & Gongcheng and GFE Law Office that (i) our business arrangements with the CCL Group, including our contractual arrangements with the CCL Group, as described under "Our Contractual Arrangements with the CCL Group"; and (ii) our Group structure are in compliance with applicable PRC laws and regulations.

We have been advised by our PRC legal counsel, being Jingtian & Gongcheng that the Pledge Agreements are valid and binding under PRC laws. Under the terms of the Pledge Agreements, the respective shareholders of CCL and CCLX have pledged all their rights and interests in CCL and CCLX respectively in favour of CCT Shanghai, which includes the right to take ownership and possession of their equity interests in CCL and CCLX. Currently, foreign investors may not own more than 50% equity interests in companies engaged in telecommunication value-added businesses in the PRC. Prior to the lifting of such restrictions and subject to the approval of the relevant government authorities, we are entitled to enforce our right to take possession and ownership of up to 50% equity interests in CCL and CCLX. Save for this restriction on ownership rights, we are entitled to enforce the Pledge Agreements. Please refer to "Governmental Requlations In Relation To The Value-Added Telecommunication Business" on pages E-7 and E-8 of this Prospectus for further details.

OUR HISTORY

Our Company was incorporated under the laws of Bermuda on 20 November 2003 as an exempted company with limited liability. Pursuant to the Restructuring Exercise as described on pages 61 and 62 of this Prospectus, our Company acquired its subsidiaries, which include CCT and CCT Shanghai.

CCT was incorporated in July 1999 to provide CCL with the necessary funding, equipment and expertise to set up a satellite broadband internet service in the PRC. CCL is not part of our Group and we do not control or own directly or indirectly the CCL Group. CCL was founded by Mr. Yin Jianping, our Executive Director, to provide satellite broadband internet service in the PRC.

In August 1999, investors, including TVH, invested US$3.0 million in CCT by subscribing for new ordinary shares of US$1.00 each in CCT. With the funding extended by CCT to CCL, CCL purchased the Hughes Network Systems' DirecPC product for a broadband satellite communication network. CCL also established a Network Operation Centre ("CNOC") at the Beijing Telecom Satellite Uplink Centre, in Beijing, to provide round the clock monitoring and control of the nationwide network. With the establishment of the satellite broadband infrastructure, we began to offer on behalf of CCL, commercial service of the Turbo 163 internet broadband access service in the second half of 2000.

In September 2000, CCT entered into an investment agreement with the Series A Investors, pursuant to which the Series A Investors invested an aggregate of US$17.2 million in CCT. As part of the terms of the investment, CCT Shanghai was established in November 2000 as a wholly owned PRC subsidiary. Thereafter, CCT entered into a Technical Services Agreement with CCL, pursuant to which CCT agreed to provide technical services and equipment to CCL in relation to its business of the provision of telecommunications, and information technology products and services. The funds raised in the Series A investment were used primarily to fund the acquisition of the equipment, product development and the necessary sales/marketing programs needed to acquire customers.

In the fourth quarter of 2000, we realised that there was a potential demand for our services in the education industry. Given the limitations of resources of its tertiary institutions (i.e., university/college) and in order to meet the fast growing population of its university students, the PRC Ministry of Education granted licences to approximately 30 universities to conduct undergraduate and post-graduate courses by distance learning. Hence, we began to offer our services to these licensed universities.

Our first such customer was Peking University, which used our satellite distance learning solution for its EMBA program. Initially, we sold our equipment to Peking University and charged them a fixed monthly bandwidth fee. However, we soon realised that our potential customers were constrained by the high upfront capital investment to purchase the equipment and lacked the in-house IT/telecom expertise to implement, operate and maintain a distance learning network.

Consequently, we expanded our service offerings to provide a turn-key integrated suite of distance learning products and services which included the provision of a fully equipped interactive distance learning studio facility at the university's site as well as setting up satellite terminals at their various remote classroom facilities around the country. We also operated and maintained the network to run the distance learning program. In return, we were given a percentage of the revenue based on the tuition fees paid by the students. Southwest Normal University was the first university to have such a revenue sharing arrangement. This proved to be a profitable and successful business model which was replicated for other new universities as well as other businesses with distance training needs.

Besides the tertiary education market, we saw that there was demand for our services in the K-12 (kindergarten through high school) market. In the second quarter 2001, we successfully penetrated the K-12 market when we secured the Peking University Affiliated Middle School as our first K-12 customer. The project involved the installation of our satellite broadband equipment and the broadcasting of multimedia educational content via our nationwide satellite network to 50 of its schools. In return, we charged a one-time equipment installation fee and an annual fee based on the number of remote sites utilised.

In the second half of 2001, we identified the need in the K-12 market for additional education related products and services and began to acquire educational content and develop teaching tools to enable teachers to customise the content for their lessons. In doing so, we expanded our services in the K-12 market beyond the mere provision of IT/telecom infrastructure and services.

In November 2001, CCL formed a joint venture company, ChinaCast Distance Learning Co., Ltd., with Qidi, a major IT training company in the PRC. The joint venture leveraged on our IT technical expertise and satellite broadband infrastructure and Qidi's established brand name and franchise in the IT training sector. ChinaCast Distance Learning Co., Ltd is a certified training partner of Microsoft, Sun, Oracle and Prometrix, amongst others, and has a nationwide network of more than 50 training locations. Besides IT training, the joint venture also provides management training courses such as the Certified Financial Analyst ("CFA") charter program.

Capitalizing on the success of our business model for distance learning in the education market, we further expanded our business to PRC government agencies which provide distance training for their civil servants located throughout the PRC. In August 2002, we entered into a framework agreement with the China Coal Industry Association, pursuant to which we would provide a nationwide distance learning network service in exchange for a share of the revenue generated from the provision of training courses to coal workers in the PRC. Also, in November 2002, we entered into a contract with the Ministry of Labour on a distance learning project to provide job skills training to laid-off workers in the PRC's western provinces with a business model very similar to the project we had previously undertaken with the China Coal Industry Association.

In December 2002, CCL entered into a joint venture with Teacher.com.cn, an education portal which provides continuing education to headmasters and teachers in the PRC, further solidifying our market position in the K-12 sector.

By end 2002, we had signed up over 15 universities in the PRC to use our satellite interactive distance learning network which enabled the servicing of over 50,000 students nationwide. Our Group had evolved from a broadband internet access provider to a comprehensive broadband solutions provider. In particular, we believe that we have established ourselves as the largest broadband satellite interactive distance learning service provider in the PRC.

In July 2003, we embarked on the Restructuring Exercise pursuant to which we also raised an additional US$13.5 million by issuing Series B CCN Preferred Shares. This additional funding enabled us to upgrade our satellite technology to the Hughes Network Systems DirecWay satellite broadband network platform (as described under "Satellite Technology Advantages" on pages 73 to 74 of this Prospectus). This will enable us to further expand our product and service offerings to our current customers as well as into new vertical markets such as the enterprise sector.

In the second half of 2003, we further expanded our distance learning business by signing contracts with K-12 customers such as Middle China Normal University High School, Beijing Normal University Primary School and with IT training customers such as Beijing Great Wall IT School.

In the first quarter of 2004, we also secured contracts with management training clients such as Beijing Fulade Management Training School and telemedicine university customers such as Xian Jiaotong University, which will use the network to train doctors and nurses in the western part of China.

Finally, in March 2004, we launched our enterprise sector broadband satellite service offerings for private networking, business TV, multicast streaming/delivery applications which is an extension of our current broadband satellite offerings.

OUR BUSINESS

We are a provider of solutions primarily based on broadband satellite service. Our solutions are tailored to meet the different needs of our (end) customers in specific market segments, such as the education, government and enterprise markets. We provide technical services to CCLX which is licensed to provide value added satellite broadband services in the PRC. In providing such technical services, we provide our solutions to CCLX's customers, whom we also consider to be our end customers. We also engage CCLX to provide the required satellite broadband service where a customer in the PRC engages us directly to provide solutions. References to "customers" in the "History and Business" section are references to our customers and end customers, unless the context admits otherwise.

Prior to the CCL Restructuring Exercise, we provided technical services to CCL under the terms of the CCL Technical Services Agreement and we also engaged CCL to provide the required satellite broadband services to our direct customers.

Under the Technical Services Agreement and through the engagement of CCLX, we provide the following products and services to our customers (including end customers) in the PRC:–

1. Education/Training Products and Services
    a. University Distance Learning Solutions
    b. K-12 Distance Learning and Educational Content Solutions
    c. Corporate Training Solutions

2. Enterprise Networking Products and Services
    a. Managed Intranet/Extranet Network Solutions
    b. Content Streaming and Distribution Solutions
    c. Turnkey Network Design, System Integration Solutions

Education/Training Products and Services

University Distance Learning Solutions

The current universities in the PRC do not have sufficient space to accommodate all of the university qualified students. In addition, the government has targeted that the university system should be able to educate some 23 million students by the year 2010. To cater to this demand, the Ministry of Education of China ("MOEC") has recently issued distance learning licenses to 67 universities to conduct both graduate and post-graduate degree programs via distance learning. These universities conduct their distance learning programs in a variety of ways including through the Internet and by satellite broadcasting. To date, approximately 800,000 students have registered for such courses and it is expected to grow very rapidly over the next several years.

As at the Latest Practicable Date, we are contracted to provide satellite based distance learning solutions to over 15 major universities, such as Peking University, Beijing Aerospace and Aeronautics University, Beijing Technological University, China Medical University, Southwestern Normal University and Hunan Xiangtan University now known as Hunan Technology University[22]. We are currently providing distance learning training services via our nationwide satellite broadband network to over 300 classrooms servicing over 70,000 students.

The universities provide the teaching staff and course materials while we provide all turnkey products and services for their distance learning program. This includes the setting up of the broadcasting studio at the university's lecture hall and installation of the satellite terminals at the various remote classroom facilities throughout the PRC. We are also responsible for the provision of bandwidth for data transmission and the operation, management and maintenance of the network system. In return, we are paid a percentage of the annual tuition fees paid by the students to the universities. This model of cooperation relieves the universities from having to make expensive capital investments in equipment as well as to hire experienced IT staff to operate and maintain the network.

Lectures are broadcast in real-time from the lecture centre via the CNOC to remote classrooms in various parts of the PRC over our satellite broadband network. Feedback from the students is transmitted back to the CNOC via the internet. The lecture centre is a studio which is located on the university's premises and is equipped with video capturing and sound recording equipment, networking equipment, encoding and streaming servers and course content servers. Live video feed and sound of the lecture and written materials (in PowerPoint or some other format) is transmitted from the lecture centre to the CNOC, which then broadcasts the same to the remote classrooms.

Students are able to interact with the lecturer by posing written questions or answering questions posed by the lecturer via their PC keyboard. Their responses are delivered back to the CNOC via terrestrial internet. The diagram below shows the PC screen as viewed by the student:


Live Video
Attendance Monitoring
Course Material/ White Board
Interactive Data/ IP Voice
双威通讯网络有限公司
远程教学系统解决方案

University Student PC Screen

Our solution overcomes the barrier of distance to allow live lectures and interactive discussions with the students at the remote campuses thereby simulating the on-campus experience. Furthermore, due to the low cost and ease of implementing our solution, universities can set up remote campuses anywhere within the PRC in a minimum of time.

K-12 Distance Learning and Educational Content Solutions

There are currently over 750,000 elementary and high schools in the PRC (collectively known as the K-12 education sector). Our K-12 education products and solutions include the multimedia educational content, the software tools used by the teachers to prepare their lessons and broadband content distribution network to deliver this information to the schools.

We procure educational content from several well-regarded educational institutions such as the Center for Education Science Research, Jiangsu Qidong Middle School and Central China Normal First Middle School, as well as from multimedia content providers such as Huajiao and SunTV. These educational materials are then converted into digital multimedia format.


双威华教卫星宽频互动教育平台
素质教育
中央教科所
实验中学
同步教学
学习中心


《颐和园》

Sample K-12 Multimedia Educational Content

We broadcast the digital educational content on a periodic basis from our CNOC to the subscribed schools via satellite. Upon receiving the content, the teachers at the schools then use the software tools we provided to build their own lessons. The finished multimedia lessons are then cached at the servers in the schools and may be accessed by the students subsequently. Students log on to the portal and experience an interactive study session with video, audio and other content.

We provide our K-12 solutions to Teacher.com.cn which is a joint venture set up by Northeast Normal University, CCL, TVH and other third parties. Approved by the MOEC, the project was initiated by Northeast Normal University in collaboration with 15 provincial education colleges.

Teacher.com.cn provides undergraduate and graduate degree programs and continuous training courses for teachers and principals. As per MOEC mandate, teachers and principals are required to undergo accredited training on a periodic basis. In this regard, the continuous training courses by Teacher.com.cn (which are provided primarily by Northeast Normal University together with the provincial colleges) are recognised and accredited. Teacher.com.cn began service in the second half of 2003 and currently more than 20,000 teachers have enrolled for various training courses and degree programs.

Our K-12 customers include schools from the cities of Hunan, Guangxi, Ningxia, Hebei and Heilongjiang. We collect revenue for the one-time installation of hardware and software and charge a monthly fee for the daily content broadcast services.

Corporate Training Solutions

We provide training solutions to enterprises and government agencies which provide in-house training for their staff. These enterprises typically have their own trainers and courses. By using our distance training solutions, in-house training can be conducted for employees located at different locations in the PRC at much lower costs in much less time.

For example, the China Coal Industry Association is using our distance learning solution to implement a nationwide training program. By using our distance learning solutions, their trainers located at a central site can conduct simultaneous training sessions for multiple coal mines thereby saving a tremendous amount of time and money.

We are also providing a distance learning solution to the China Employment Technical Training Centre of the Ministry of Labour and Social Welfare, who use the service to provide much needed job skills training to laid-off workers in the rural western part of the PRC via our satellite network.

In addition to corporate training solutions, we also provide IT certification and management training courses for various enterprises and government agencies. CCL (via its joint venture company, ChinaCast Distance Learning Co., Ltd) offers predominantly IT training certificate courses, including Cisco CCNA, Microsoft MCSD and Oracle OCP, through its distribution network of more than 50 franchised learning centres in several cities. CCL also provides training courses and examination services for non-IT related professional and management courses such as the Certified Financial Analyst (''CFA'') program.

We provide the nationwide satellite distance learning network and training content to the franchised training centres, which recruit the students, provide the training and collect the tuition revenue. The franchised training centres in turn share this revenue with us. CCL's training centres are one of the first in the PRC authorized by Microsoft for delivery of Microsoft IT certification courses via distance learning.

Enterprise Networking Solutions

Our networking solutions are targeted at enterprises such as government agencies, large corporations and multinational companies. Such enterprises typically require point to multipoint broadband access so as to facilitate communication and transfer of data, voice and video to and from the head office to the branches throughout the PRC. Since we use broadband satellite technology, our solutions are especially well-suited to enterprises with branches in remote parts of the PRC, which are not well served by terrestrial networks.

Examples of such enterprises include banks, petrol companies, lottery companies, auto dealerships, etc. Typical applications include: credit card verification, inventory tracking, corporate training, business TV, customer relationship management (CRM), enterprise resource planning (ERP) and file distribution. Our networking solutions which we provide to our customers are as follows:–

Managed Intranet/Extranet Networking Solutions

Most large enterprises and government agencies (i.e., with over 25 remote branch offices) in the PRC require reliable and cost-effective network services. We are able to provide these enterprises with IP networking solutions through our nationwide broadband satellite platform. We provide the equipment and network integration services to connect their corporate data centre to our CNOC and install VSAT satellite equipment at each remote branch office. We charge the customer for the one-time installation of the equipment and also a monthly fee for the networking service depending on the total number of remote sites and the amount of bandwidth they require for their applications.

Content Streaming and Distribution Solutions

Many enterprises also have multimedia communications requirements between their headquarters and their remote branch offices such as corporate training, file distribution and audio streaming applications. The data/audio/video content to be distributed is streamed by our customers from their multimedia content servers to our CNOC via leased lines or, alternatively, our customer delivers the multimedia content to us on a tape, CD or DVD in a physical storage device and we would digitize it and store it on our internal servers at our CNOC. VSATs are installed by us at each of the customer's remote locations and the multimedia content is transmitted to these remote sites from our CNOC. For this service, we charge a one-time installation fee and a monthly service fee based on the amount of multimedia content (by volume) we distribute during a particular period (monthly or hourly rates).

Turnkey Network Design, System Integration

Besides the above, we also have the capability to create customized solutions to cater to the specific needs of our corporate customers. For example, we have implemented a GPS satellite system in Henan province, PRC. This system is installed on cargo vehicles to track the location of each vehicle and the amount of available cargo space that each vehicle has at any given time. This allows our customers to cut down logistic costs as the cargo vehicles which are empty can be identified and directed immediately to an area where goods need to be transported.

Satellite Technology Advantages

Satellites provide one of the most cost effective means of transmitting and receiving information such as video, voice, data files and IP-based applications like the Internet. Today, there are hundreds of commercial satellites in operation used for such diverse purposes as data networking, television broadcasting, weather forecasting, internet access and the GPS.

Due to the fact that terrestrial networks require heavy initial capital investment and a long time to install the necessary infrastructure, many areas of the PRC, especially those outside the main cities are not served or are underserved by the existing telecommunication carriers. Thus, satellite services, and more specifically VSATs, are used extensively in the PRC. Very Small Aperture Terminal (VSAT) satellite networks refer to the size of the transmit/receive satellite dish (0.6m to 1.8m). VSATs have been in use by corporations, telecom carriers, governments, schools, the military and other enterprises around the world since the early 1980s due to the following key advantages over terrestrial networks such as: ubiquitous nationwide coverage, superior economics, reliability, quick deployment, broadcast capability.

- **Ubiquitous Nationwide Coverage**

  Satellite is the only communications technology that is available in the PRC reaching to even the most remote rural areas, mountains, rain forests, etc. All that is required is an unobstructed view of the sky. By contrast, terrestrial fixed and mobile networks are limited in their coverage area. Broadband terrestrial technology, such as DSL, Frame Relay, ISDN and cable reach only a small percentage of homes and businesses outside the main metropolitan areas and cities in the PRC.

- **Superior Economics**

  Satellite networks are much less costly to deploy, maintain and operate than terrestrial network technologies for most enterprise networking applications. The VSAT units are relatively inexpensive and can be quickly and easily installed by a technician. Hub and satellite costs are shared among hundreds or even thousands of customer sites, so the per-site cost of equipment, maintenance and management is low and will get lower as more sites are added to the network.

- **Reliability**

  Satellite networks provide reliability, with far fewer potential points of failure than terrestrial solutions and built-in redundancy at almost every level to limit service interruptions when problems do occur. Terrestrial networks have multiple potential points of failure where outages can occur: for example, construction projects digging up streets, falling trees taking down telephone poles, equipment failures at the local telephone central office. Satellite networks have just three potential points of failure, each with built-in redundancy and back-ups, i.e. the satellite, the hub and the VSAT. Satellite outages are much rarer than terrestrial outages but, should one occur, it is usually possible to automatically reroute traffic to back-up transponders without it impacting on service.

- **Quick Installation/Deployment**

  Satellite networks can be rolled out to hundreds or thousands of locations in a fraction of the time required for a comparable terrestrial network. With a terrestrial network, deployment and installation of new systems is complicated, often involving multiple vendors. But VSAT technology is almost completely free of terrestrial infrastructure, so there is no need for coordination with any third party. A technician can usually install a VSAT and the required hardware and software within a matter of hours.

- **Broadcast Capability**

  The inherent broadcast (point to multipoint) capability of satellite technology makes VSAT networks ideal for the distribution of bandwidth-intensive multimedia information such as video, audio or data to large numbers of remote locations. With such capability, an unlimited number of users can be served simultaneously through the same downlink channel thus achieving efficiencies and quality of service which cannot be achieved by traditional terrestrial distribution networks which caters more to point-to-point type traffic.

- **Centralized Control and Management**

  As opposed to terrestrial networks such as DDN and cable, which generally have a distributed network architecture, the star configuration of satellite networks provide centralised control and management and direct connection to the end users from a single point of control. Thus, satellite networks have a much lower overall network operating cost than terrestrial networks due to the reduced manpower and infrastructure required to operate the network while at the same time provide a higher level of customer service by having much faster mean time to diagnose and repair problems. In addition, new services and equipment can easily be deployed thereby allowing new installations and upgrades to be implemented at a much faster rate than terrestrial alternatives.

ChinaCast VSAT Satellite Network


Asiasat 3S Satellite
Up to 45 Mbps
Up to 256 Kbps
ChinaCast Network
Operations Center
(CNOC-Beijing)
Remote
Office
DDN 34 Mbps
Internet
Software, Applications
News, Reference Material
EXTRA
Courseware
Training Center
Training Studio

VSAT Network Overview

As shown above, the ChinaCast VSAT satellite network has three main components:–

1. ChinaCast Network Operations Center (CNOC) — This is the central hub in Beijing where the data, video, voice and audio content originates from. The central hub is connected to a 6.5 meter earth station which transmits and receives the content from the satellite. The hub controls the network through a network management system (NMS) server, which allows a network operator to monitor and control all the components of the network.

2. The Satellite — We currently lease satellite transponder bandwidth from the Asiasat 3S satellite to transmit and receive content for our VSAT satellite network. The CNOC transmits the outbound information (from the CNOC to the VSATs) at 45 Mbps to the Asiasat satellite, which beams it back to earth for reception by the remote VSATs. The VSATs located in the remote locations also send inbound information (from the VSATs to the CNOC) via the same satellite transponder to the CNOC.

3. VSAT Remote Terminal — We use the Hughes DirecPC (for one-way broadcast) and the Hughes Direcway (for two-way communications) VSAT equipment for our network. These VSATs have two main sub-systems, the dish antenna (typically 0.6m to 1.8m), and the Indoor Unit. The VSAT dish antenna is usually installed at the remote office on a roof or wall. A coaxial cable is then run from the VSAT dish antenna to the Indoor Unit, which is installed inside the office and connects to a client's PC/LAN, TV or telephone system.

Very Small Aperture Terminal (VSAT) Satellite Equipment


双威通讯
ChinaCast

OUR SUPPLIERS

The CCL Group and our Group procure the majority of the hardware and software that our education/training solutions and our enterprise data networking solutions from various suppliers. We are responsible for the operating expenses of the CCL Group incurred in connection with the provision of our business, and hence are indirectly responsible for the purchases made.

The following are the suppliers that supplied 5% or more of the consolidated purchases made by the CCL Group and our Group in the last three FYs and FP2003:–

		Percentage of total purchases (%)			
	Type of purchase	**FY2000**	**FY2001**	**FY2002**	**FP2003**
Hughes Network Systems, Inc.[(1)]	Satellite platform and CPES	24.87	24.91	13.29	20.42
Asia Satellite Telecommunications Company Limited	Transponder bandwidth	16.81	31.61	37.27	18.21
Huayi Brothers Films Limited	K-12 contents	—	—	20.73	19.02
Shenzhenshi Fengzhijie Communications Facility Company Limited (深圳市风之杰通讯设备有限公司)	Communication equipment	—	—	—	6.67
China Netcom Communications Co., Ltd.	Terrestrial bandwidth	—	—	—	7.00
Wuhan City Xinshengyu Technology Co., Ltd.	Communication equipment	—	—	—	11.29
Datacraft Networks (China) Inc.	Communication equipment	12.43	—	—	—
OneTouch, Inc.	Educational software	8.53	—	—	—
Ming Po Hong	Communication equipment	7.82	—	—	—
Sino Satellite Communications Co., Ltd	Transponder bandwidth	7.41	—	—	—
Harmonic Data Systems Ltd.	Satellite platform	—	21.35	—	—

Note:–

(1) HNS is our shareholder and a leading provider of satellite VSAT technology prior to the Invitation. HNS provided CCL and CCLX with satellite and related technology and software maintenance services in the last three financial year ended 31 December 2003 and as at the Latest Practicable Date.

Credit policy from our suppliers

Our suppliers typically grant us credit of up to 120 days.

Saved as disclosed above, none of our Directors or Substantial Shareholders has any interest, direct or indirect, in any of the above major suppliers.

Our customers comprise the end customers whom we service through the CCL Group and those that engage our services directly. For the last three financial years ended 31 December 2003, and as at the Latest Practicable date, all our services are conducted through CCL and our revenue is derived directly and indirectly through the Technical Services Agreement. (Pursuant to the CCL Restructuring Exercise, all our services will be conducted through CCLX). Please refer to the section "*Technical Services Agreement between CCLX and CCT Shanghai*" for more details on the Technical Services Agreements.

Therefore, in discussing the profile of our customers, it would be more relevant to refer to customers who contributed to our income directly and through CCL. Collectively, these customers that accounted for 5% or more of our total turnover for the last three financial years ended 31 December 2002 are as follows:–

Name of customer	Type of solutions supplied	Percentage of total income[(1)]
FY2000		
Beida Zhongheng Lianhe Consultants Ltd (北大纵横联和咨询有限责任公司)	Equipment and satellite bandwidth	40.9%
Beijing Meijiang Online Technology Development Ltd (北京美江在线科技发展公司)	Turbo 163	15.8%
Beijing Oriental Yingdong Technology Development Ltd (北京东方盈动科技发展有限公司)	Turbo 163	15.8%
Beijing Huaxin Xieli Scientific Technology Ltd (北京华星协力科技有限公司)	Turbo 163	8.0%
FY2001		
Xizhang Shanhuan Economic Trade Ltd (西藏三环经贸有限公司)	K-12 Distance Learning and Educational Content Solutions	27.2%
Zhuhai Lianke Electronic Ltd (珠海联科电子有限公司)	K-12 Distance Learning and Educational Content Solutions	26.6%
Shanghai Guanya Scientific Technology Development Ltd (上海冠亚科技发展有限公司)	K-12 Distance Learning and Educational Content Solutions	19.4%
Changsha Fuyang Scientific Technology Ltd (长沙符扬科技有限公司)	K-12 Distance Learning and Educational Content Solutions	18.5%
FY2002		
Beijing Weixun Wanwei Network Technology Pte Ltd (北京微讯万维网络技术有限公司)	K-12 Distance Learning and Educational Content Solutions	24.6%
Xizhang Shanhuan Economic Trade Ltd (西藏三环经贸有限公司)	K-12 Distance Learning and Educational Content Solutions	19.0%
Beijing Tianzida Communication Technology Ltd (北京天之达通讯技术有限公司)	K-12 Distance Learning and Educational Content Solutions	17.6%
Hunan Nengtong Hi-Tech Development Ltd (湖南能通高科技发展有限公司)	K-12 Distance Learning and Educational Content Solutions	11.7%
Xi'an Xidian Jietong Wireless Network Communication Ltd (西安西电捷通无线网络通信有限公司)	K-12 Distance Learning and Educational Content Solutions	11.7%
Xinan Normal University Network Education College (西南师范大学网络教育学院)	University Distance Learning Solutions	6.6%

Name of customer	Type of solutions supplied	Percentage of total income[1]
FP2003		
Beijing Weixun Wanwei Network Technology Pte Ltd (北京微讯万维网络技术有限公司)	K-12 Distance Learning and Educational Content Solutions	19.1%
Xizhang Shanhuan Economic Trade Ltd (西藏三环经贸有限公司)	K-12 Distance Learning and Educational Content Solutions	14.8%
Beijing Tianzida Communication Technology Ltd (北京天之达通讯技术有限公司)	K-12 Distance Learning and Educational Content Solutions	13.6%
Xinan Normal University Network Education College (西南师范大学网络教育学院)	University Distance Learning Solutions	10.5%
Hunan Nengtong Hi-Tech Development Ltd (湖南能通高科技发展有限公司)	K-12 Distance Learning and Educational Content Solutions	9.1%
Xi'an Xidian Jietong Wireless Network Communication Ltd (西安西电捷通无线网络通信有限公司)	K-12 Distance Learning and Educational Content Solutions	8.9%
Beijing Huangwei Education Consultants Ltd (北京航威教育咨询公司)	University Distance Learning Solutions	4.8%

Note:-

(1) Percentage is derived based on actual amount received from CCL (or CCLX as the case maybe) attributable to the end customer including amount of reimbursement received from CCL for the said customer.

None of our Directors or Substantial Shareholders has any interest, direct or indirect, in any of the above major customers.

RESEARCH AND DEVELOPMENT

As most of our satellite technology is procured from various technology vendors, we do not conduct any research and development on the satellite technology used in our business. We do however conduct extensive market research and product development on our education, training and enterprise networking solutions to develop new services and ensure the quality of our solutions for our customers.

TRADEMARKS

On 18 January 2004, we entered into an agreement with CCL to acquire the trademark applications for the ChinaCast trademark, 双威 ChinaCast for classes 35, 36, 37, 38, 41 and 42 which includes the provision of telecommunication, software and educational services. Pursuant to the terms of the agreement, we have also agreed to licence the trademark to CCLX for its use.

On 24 December 2003, we have also made a trademark application for 双威 for classes 35, 36, 37, 38, 41 and 42 which includes the provision of telecommunication, software and educational services.

PROPERTIES AND FIXED ASSETS

Under the terms of the Technical Services Agreement, the costs of the properties leased by CCLX are allocated to us as a percentage of revenue, including the leases entered into by CCLX. Please refer to "Revenue and Cost Allocation Agreement" on page 65 of this Prospectus. The following are the material properties leased by CCLX in relation to their business, which we also share the cost for:–

Location	Site Area (sq meters)	Tenure	Annual rent	Lessor	Use
15th Floor, Ruoy Chai International Building, 8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, People's Republic of China [(1)]	2037	15 February 2003 to 14 February 2005	US$28,518	Beijing Huabin International Building Co., Ltd.	Head office for CCLX and our Group
1, Haiding Area Shang Zhuang Xiang Yongtai Zhuang Dong Xiao Ying Chun, Beijing, People's Republic of China	123.16	Not fixed[(2)]	RMB 1.08 million	China Web Communications Group, Beijing City Telecommunications Company, Long distance calls station	CNOC

Notes:–

(1) We also occupy part of the Beijing office for our operations.

(2) We are sourcing for a new location and negotiating the rental. Currently, we are renting on a monthly basis and we have the right to terminate by giving four (4) months' notice. The lessor does not have a similar right to terminate the lease agreement by giving notice.

GOVERNMENT REGULATIONS

As at the Latest Practicable Date, our business operations in the PRC and Hong Kong are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses operating in the PRC. We have obtained all the necessary licences and permits for our business operations in the PRC and Hong Kong.

We provide technical services to CCLX and rely on CCLX to provide the satellite network infrastructure for our solutions. CCLX is licensed under PRC laws to provide value-added satellite broadband services in the PRC (please refer to "Government Regulations In Relation To The Value-added Telecommunication Business" on pages E-7 and E-8 of this Prospectus for further details).

A summary of the relevant PRC laws and regulations has been set out on pages E-1 to E-8 of this Prospectus in *"Appendix E — Summary of Relevant PRC Laws & Regulations"* of this Prospectus.

OUR BUSINESS STRATEGY, SALES AND MARKETING

Business Strategy

We believe that CCLX's ownership of a nationwide broadband access and content delivery network and our ability to generate content and provide technical services are essential to the long-term growth of our Group.

Our business strategy is to achieve brand recognition in targeted high growth, high margin market segments, such as the education and enterprise IT/telecom markets in the PRC. We hope to attract customers in these segments by leveraging on CCLX's established broadband network, our content management and our technical services platforms. Once customers have been acquired, we strive to retain customer loyalty and increase margins by offering additional services not offered by traditional telecom service providers.

To achieve this, we intend to continue to develop new solutions based on broadband multimedia delivery platforms by HNS (for satellite technology) and Deuromedia (for multimedia content management and distribution), and by offering such solutions to and quality educational content over these platforms to targeted market segments.

For instance, we have formed partnerships with leading IT companies such as Microsoft, Oracle and Cisco to provide IT certification courses to corporate and individual consumers. We also have teamed with leading educational content providers such as Huajiao and Teacher.com.cn to generate in-house content for our customers in the K-12 educational sector.

Sales and Marketing

We utilise distribution channels such as a direct sales force, distributors, resellers, internet marketing as well as joint marketing with strategic allies to reach our customers. We believe these channels are most appropriate because they enable us to market ourselves in the shortest time, reduce our capital requirements and are good for close customer relationship building.

Together with the CCLX's sales and marketing team (which is led by our Executive Officers), the combined sales and marketing team comprise of over 20 professionals and are located in CCLX's sales offices in Beijing and Shanghai. A typical sales process involves relationship building, customer requirements analysis, product presentations, demonstrations, project implementation and after-sales support. The following are some of the marketing activities that we conduct to reach out to new customers:–

- **Direct Marketing**

  The sales team conducts direct marketing to potential clients and existing customers. They conduct pre-sales presentations that demonstrate the nature and benefits of our products and services and how such services will enhance their operations and management. In particular, the sales team demonstrates how clients can take advantage of our solutions to implement their networking and training needs. The sales team is also trained to address the business concerns and networking requirements of customers.

- **Joint marketing**

  We have recently initiated strategic joint marketing activities with Teacher.com.cn for the K-12 sector and with HNS for the enterprise networking sector. We also undertake joint marketing activities with government departments such as the Ministry of Education and the Ministry of Information and Technology by participating in various road shows and seminars organized by such government departments to present our latest education/training solutions and enterprise data networking solutions to our potential customers.

COMPETITION

We are in the business of providing solutions primarily based on broadband satellite service particularly in the distance learning and enterprise networking market segments. In addition, we are also involved in the generation of multimedia content for the education industry. Consequently, our Group and CCLX competes with companies providing products and services in these sectors.

Education and Training

We compete with companies that provide content, training portals, software and system integration services relating to training and education. We have identified the following to be our closest competitors:–

- Tengtu — K12 segment
- PRC.EDU — University segment

However, most of our competitors in the education field provide mainly education content or IT services whereas our Group also provides nationwide broadband telecom services.

For enterprise networking, we compete with two types of companies, terrestrial data networking service providers and other satellite broadband service providers. For the former, we compete mainly with large and established terrestrial network providers that provide extensive last mile infrastructure and PRC-wide coverage as well as traditional internet service providers. For this segment, we have identified the following to be our closest competitors in the provision of network services:–

- China Telecom
- China Netcom
- China Unicom
- China Railcom

With respect to satellite broadband service providers, we compete mainly with:–

- ChinaSat
- China Orient
- Guangdong South Satellite Telecom
- Shanghai VSAT
- China Educational TV ("CETV")

Some of the above satellite service providers have also implemented the Hughes DirecPC/DirecWay platform, which competes directly with our services.

OUR COMPETITIVE STRENGTHS

- **We have alliances with strategic investors**

  We have business alliances with HNS and TVH, both of whom are our shareholders. For instance, our alliance with HNS, the leading developer of satellite VSAT technology in the world, has kept us abreast of the leading satellite technology, product development and marketing trends. These alliances have equipped our Group with extensive and multi-disciplinary industry experience which enables us to manage our organisation efficiently and to react timely to the changes in the demand for services.

- **First mover advantage**

  We believe that we are one of the first providers of solutions based on satellite broadband service. We are also one of the first solutions providers using satellite broadband service to enter the lucrative distance learning educational market and have leading market position in this segment. Currently, many broadband operators rely mainly on terrestrial networks which do not have extensive coverage especially in the less developed rural areas of the PRC. Consequently, our solutions provide an attractive alternative for business entities which require nationwide broadband coverage and wish only to work with one turnkey service provider.

- **Market focus and robust business model**

  We believe that we have a robust business model which is service oriented. While many of our competitors believe technology is the key to a successful business, we firmly believe that excellent customer service and support, market knowledge and IT/telecommunications expertise are essential to winning and retaining customers. Our business model is market focused and profit driven. We have a strict financial plan and do not invest in unnecessary capacity or technology which is not required by our customers. Furthermore, we also have the right to approve the quarterly budget of CCLX to ensure that their operating expenses are in line with our financial plan. Consequently, we managed to achieve profitability in FY2002, only 18 months after the start of commercial operations.

- **We have an experienced and proven management team**

Our Executive Directors and Executive Officers have proven track records, each averaging over 15 years in the IT/Telecom industry in Asia. They have also brought with them established business relationships in the PRC. A summary of their individual specific experience is set out under "Directors" on pages 85 and 86, and, "*Management*" on pages 89 and 90 of this Prospectus.

- **Together with CCLX, we are an integrated turnkey solutions provider**

  Together with CCLX, we are an integrated turnkey provider of training solutions, education content and broadband satellite network services. Most of our competitors provide only one or two of such services. This enables us to provide an entire array of services to our customers which we believe gives us an edge over our competitors.

OUR PROSPECTS

We are in the business of providing broadband satellite based solutions particularly specialising in education/training solutions and enterprise networking solutions. Our focus will be to continue to expand our existing customer base in the education sector as well as to grow new vertical markets, such as the enterprise sector. Our Directors believe that we will continue to enjoy growth in these areas over the next few years for the following reasons:–

- **Growth of the education/training solutions market**

  Given the severe lack of resources to cater to the increasing number of tertiary students, the PRC government has prioritised distance learning as an important part of its education development strategy for their Tenth Five-Year Plan. Our ability to provide education/training solutions through our nationwide satellite broadband service, our alliances with leading content providers and educational institutions uniquely positions our company to capitalize on the opportunities in the fast growing PRC education market.

  Besides tertiary education, we also believe there is strong demand for our services in the K-12 segment. There are currently over 660,000 elementary and high schools in the PRC with more than 10 million teachers and principals. By virtue of our alliance with Teacher.com.cn, we will provide education and multimedia content for the continued education and training of these primary and secondary teachers and principals.

- **Growth of the enterprise networking solutions market**

  Increasingly, enterprises are rapidly expanding their corporate information systems to communicate more information to a larger group of employees, customers, suppliers and business partners. This increase in IT/telecom requirements is prompting enterprises to seek efficient and cost effective IT solutions to supplement their existing business processes. In view of this, our Directors are confident that there will be strong growth in demand for enterprise networking solutions.

  Further, with entry of the PRC into the World Trade Organization, the removal of trade barriers and restrictions will allow global competitors to enter most economic sectors. Enterprises in the PRC will be faced with more intense competition from these global players, as the protection afforded by the once-present trade barriers and restrictions no longer exist.

We believe that enterprises in the PRC are generally aware that one of the components affecting the competitiveness of an enterprise is its ability to manage its resources in an efficient and productive manner. These PRC enterprises will have to upgrade their current enterprise platforms to compete. In addition, the influx of the new global players will create additional demand for enterprise services since these companies typically will use the same systems as their parent companies. As such, we believe that we are well positioned in the PRC as an enterprise networking solutions provider to take advantage of this potential increase in demand.

Taking into consideration the factors discussed in "Review of Past Operating Performance and Financial Position" on pages 41 to 46 of this Prospectus and barring any unforeseen circumstances, we do not expect any significant changes in the costs and selling prices of our solutions for the current financial year.

OUR FUTURE PLANS

Our future plans for the growth and expansion of our business are described below:–

- **Acquire new customers**

  We intend to focus our efforts on acquiring new customers. We continually seek to improve the efficiency of our customer acquisition programs through creative marketing activities, additional distribution channels and improved promotions.

  There are currently over 15 universities in the PRC that are utilizing our education/training solutions. To date, the PRC Ministry of Education has issued licenses to over 67 universities and tertiary institutes in the PRC to offer certified distance learning courses.

  We plan to target these universities which are not currently using our service. The extensive relationships we have developed with various government departments and our leading edge satellite platform provide us an advantage in marketing to those universities.

- **Increase marketing to our existing customers**

  We plan to pursue an enhanced, multi-channel direct marketing effort designed to leverage on our existing database of customers. With sufficient marketing funds available for these customer directed efforts, our objective will be to sell additional content and broadband services.

- **Continue to expand our addressable market**

  Additional funding will allow us to continue to develop new solutions such as our Direcway satellite broadband system for expansion into the enterprise networking market. Vertical segments in this market include: banking/financial, retail, manufacturing, multinationals, etc. We plan to perform extensive market analysis of these vertical segments in order to position our enterprise solution product pricing, placement and promotion strategy.

  We are also currently in discussions with Hunan China Cable to provide education/training solutions through their terrestrial cable TV network. This collaboration will allow our education and multimedia content to be broadcast to the home personal computers of their customers who subscribe to our services through Hunan China Cable's network.

- **Collaboration with strategic allies to provide education/training solutions**

  With additional funding, we plan to extend our collaboration with our existing strategic allies and develop relationships with new strategic allies to enhance our content and service offerings. These include both PRC and global educational institutions for degree programs, IT/Telecom vendors for new technology and applications platforms and new systems integration/channel allies for joint marketing to key vertical markets.

OUR MANAGEMENT STRUCTURE


Board of Directors
Chairman
Yin Jianping
Chief Executive Officer
Chan Tze Ngon, Ron
Chief Technology Officer
Chui Keung Wah
Chief Operating Officer
Li Wei
Chief Financial Officer
Chow Siu Lam, Cliff
Vice President, Finance
Ma Jim Lok, Jim
Assistant to CTO
Cao Xiaoli
Vice President, Sales
Wang Liping
Vice President,
Strategic Business
Development
Michael J. Santos
Vice President, Sales
Liu Baoqian
Director, Network
Operation Center
Li Zhaoqian
Assistant to COO
Sun Guangfeng

Our Board of Directors is entrusted with the responsibility for the overall management of our Group. Our Directors' particulars are listed below:–

Name	Age	Address	Occupation
Yin Jianping	43	Room 2604, #1 Building No. 789 Tianshan Road Changning District, Shanghai, PRC	Executive Chairman
Chan Tze Ngon Ron	48	18A Garden Terrace 3, 8 Old Peak Road, Hong Kong	Chief Executive Officer
Li Wei	41	Room 1506, #219 Building No. 2 Community, Wangjing West Garden Chaoyang District, Beijing, PRC	Chief Operating Officer
Daniel Tseung	32	#2015 Convention Plaza Apartments One Harbour Rd Wanchai, Hong Kong	Director of Investments
Foo Meng Tong	62	12A Jalan Labu Manis Singapore 537999	Non-executive director
Chow Kok Kee	52	107 Lorong J Telok Kurau Singapore 425935	Managing director

Information on the business and working experience of our Directors is set out below:–

Mr Yin Jianping is our Chairman and is responsible for the overall management operations and strategic direction of our Group. Mr Yin graduated from the Southwest Finance and Economy University of China with a bachelor's degree in finance. Between 1984 to 1993, Mr Yin worked in various PRC government departments and held various positions including heading the Economic Planning Department of the Tibet Municipal Government and was the Economic Planning Officer of Naqu Region, Tibet Province. Mr Yin then left and ran his own businesses in Sichuan Province, PRC for about 4 years. Prior to joining our Group in 2000, he was the president of Lasha Beer Company Limited and was in charge of its daily operations from 1997 to 2000.

Mr Chan Tze Ngon, Ron is our Chief Executive Officer who is responsible for our Group's strategic direction and shapes our various business models. Mr Chan was appointed as our Chief Executive Officer in 1999. Mr Chan worked as a sales executive in Sun Hung Kai (China) Limited from 1983 to 1985. From 1985 to 1986 he was the sales manager for Unisys China Limited. Subsequent to that, he worked as the strategic account manager for Unisys Asia Limited from 1987 to 1988 before joining Unisys Hong Kong Limited as a sales director until 1990. Mr Chan then joined CL Computer China/ Hong Kong Limited as its general manager prior to founding TVH in 1993, an information technology company currently listed on the Hong Kong Stock Exchange. Mr Chan holds a Master of Science, Mathematics degree and a Master of Computer Science degree, both from the Concordia University, Montreal, Canada.

Mr Li Wei is the Chief Operating Officer of our Group. He oversees our Group's daily operational and management activities. Prior to joining our Group in 2001, Mr Li was a business director for China Orient Satellite. From 1987 to 1995, Mr Li served in the China Liberation Army as an auditor. He subsequently left and from 1996 to 1999, Mr Li was the General Manager of Finance for China Venture Investment Co. Mr Li holds a Bachelor's degree in Finance and Accounting from the Wuhan Military & Economic College and a Master's degree in Business Administration from the People's University.

Mr Daniel Tseung has been a non-executive director of our Group since 2000. Mr Tseung worked as a sales/trader in the Global Derivatives & Portfolio Trading Groups of D.E. Shaw & Co from 1993 to 1995. Subsequently, he joined GE Capital Asia-Pacific as part of their Business Development Group. Prior to joining our Company in 2000, Mr Tseung was the GE Equity's Board Representative for Telecommunications Systems Inc. and GE Equity's Board Observer for US TelePacific and Evoke Software while he was working in the Technology & Communications Group of GE Equity from 1998. Mr Tseung is currently also a Director of Investments for SUNeVision Holdings Limited since 2000. Mr Tseung holds a Bachelor's degree in Arts from Princeton University and a Master's degree in Arts from Harvard University.

Mr Foo Meng Tong was appointed as an Independent Director of our Group on 29 March 2004. Mr Foo worked in the Economic Development Board (EDB) for a total of 26 years until April 1993. His last appointment in the EDB was as the director of its Industry Development Division and concurrently as the general manager of EDB Investments Pte Ltd. He was also concurrently the administrator of the Skills Development Fund from 1980 to 1986. He has served overseas as the regional director of EDB's offices in Europe (based in Paris) and in North America (based in New York). Mr Foo was Singapore's Ambassador to France from 1994 to 1997 with concurrent accreditations to Spain, Portugal, Switzerland (1994 to 1996) and Israel (1996 to 1997). Mr Foo was awarded the Public Administration Medal (Silver) in 1986 and the French Government conferred him as a Chevalier in the Order of the Palmes Academiques in 1988. Mr Foo holds a Professional Diploma in Electrical Engineering from the Singapore Polytechnic and has attended the Stanford Executive Program at Stanford University, USA in 1985. He is a Registered Professional Engineer and a Fellow of the Institution of Engineers, Singapore.

Mr Chow Kok Kee was appointed as an Independent Director of our Group on 29 March 2004. He is currently the Managing director of ACTA Investment & Services Pte Ltd ("ACTA"), which provides business and financial related services to companies. His working experience began in 1976 with 6 years in the government administrative service holding management positions in the Ministries of Defence and Education. Subsequently, in 1982, he was employed by the DBS Bank Ltd for 15 years working in various areas of financial services including Corporate Banking; International Banking; Correspondent Banking; Finance, Tax and Settlements; Regional Securities as well as Corporate Planning. His last position held in the bank was Senior Vice-president. In 1997, he assumed his current position as Managing director of ACTA. Mr Chow is an independent director of several public listed companies. A Colombo Plan scholar, he graduated from the University of Newcastle with Bachelor of Commerce and Bachelor of Engineering (First Class Honours) degrees. He also holds a Masters of Business Administration degree from the National University of Singapore. Mr Chow is a Member of the Institute of Engineers, Australia, an Associate of the Institute of Chartered Secretaries and Administrators, and a Fellow, Singapore Institute of Directors.

The list of present and past directorships of each Director over the last 5 years excluding those held in the Group, is set out below:–

Name	Present Directorships	Past Directorships
Yin Jianping	ChinaCast Technology (BVI) Limited ChinaCast Communication Network Company Ltd. ChinaCast Technology (Shanghai) Limited Asia Premium Television Group, Inc. ChinaCast Co., Ltd. (上海双威通讯网络有限公司) Tibet Tiantai Investment Management Co., Ltd (西藏天泰投资管理有限公司) ChinaCast Li Xiang Co., Ltd (上海双威理想通讯网络有限公司) ChinaCast Distance Learning Co., Ltd (北京双威启迪远程教育咨询服务公司)	Nil

Name	Present Directorships	Past Directorships
Chan Tze Ngon Ron	ChinaCast Technology (BVI) Limited ChinaCast Communication Network Company Ltd. ChinaCast Technology (Shanghai) Limited ChinaCast Technology (HK) Limited ChinaCast Communication Holdings Limited Advanced Digital Technology Co Limited Advanced Digital Technology Company Limited BMC Software (China) Limited China Action Development Ltd. TVH Cyber Holdings Limited TVH Cyber Technology Limited Light International Holdings Limited Matrix. Com Limited Open Environment China/Hong Kong Limited Sequent China/Hong Kong Limited Topasia Computer Limited Topasia Technology (Shanghai) Company Limited Topsoft Limited Toptrain Limited Toptrain (Hong Kong) Limited Technology Venture Holdings Limited Technology Venture Investments Limited Technology Venture (Software) Holdings Limited Windsor Enterprises Limited TVH Co Limited Total Gain Limited	DMX Technologies (Hong Kong) Limited Clear Goal Holding Limited Danpower Development Limited Sincere China Industries Investment Limited Sunstone Media Group Limited China Industries Investment Limited
Li Wei	ChinaCast Communication Network Company Ltd ChinaCast Technology (BVI) Ltd ChinaCast Technology (Shanghai) Ltd ChinaCast Li Xiang Co., Ltd ChinaCast Co., Ltd Teacher.com.cn ChinaCast Distance Learning Co., Ltd	Nil
Daniel Tseung	ChinaCast Technology (BVI) Limited ChinaCast Communication Network Company Ltd. ChinaCast Technology (Shanghai) Limited ChinaCast Communication Holdings Limited Legend Silicon Pte Ltd Cellon International Pte ltd IP Dynamics Pte Ltd	Telecommunications Systems Inc

Name	Present Directorships	Past Directorships
Foo Meng Tong	DMX Technologies Group Ltd EDBV Management Pte Ltd Fischer Tech Ltd ICUS Pte Ltd Meghmani Organics Limited Seb Corporation Pte Ltd Vikay Industrial Ltd.	Avaplas Ltd EDB Venture Pte Ltd EDB Ventures 2 Pte Ltd Kinergy Pte Ltd k1 eBiz Holdings Private Limited Seb Engineering & Trading Pte Ltd Singatronics Limited Univac Precision Engineering Pte Ltd
Chow Kok Kee	ACTA Investment & Services Pte Ltd Chosen Holdings Limited HLN Technologies Pte. Ltd. Innovalues Precision Limited Meiban Group Ltd NM Holdings Ltd PCA Technology Limited Sing Lun Holdings Limited Singapore Food Industries Limited Thai Village Holdings Ltd Transwater Services Pte. Ltd. Tuan Sing Holdings Limited	Chosen Plastic Pte Ltd Fin2Biz.com Pte Ltd Media Corporation of Singapore Pte Ltd Mediacorp Radio Singapore Pte Ltd Oakwell Engineering Limited TMC Int'l Holdings Ltd

MANAGEMENT

The day-to-day operations are entrusted to our Executive Officers. An experienced and qualified team of Executive Officers is responsible for the different functions of our Group. The particulars of our Executive Officers are set out below:–

Name	Age	Address	Position
Chow Siu Lam Cliff	39	Flat A, 2/F Block 8, City Garden, North Point, Hong Kong	Chief Financial Officer
Chui Keung Wah	45	15, 1/F, Tai Tan Village, Sai Kung, Hong Kong	Chief Technology Officer
Li Zhaoqian	49	Room 601, Unit 9, Building 14, An-Yuan, An-Hui-Bei-Li, Beijing, PRC	Director, Network Operation Centre
Liu Baoqian	42	Room 1608, Block 10, Hui Ming Yuan, Tong Hui Jia Yuan, Chaoyang District, Beijing, PRC	Vice President, Sales
Wang Liping	53	12-2-302 Feng Hui Yuan, Tai Ping Qiao Street, Xicheng District, Beijing, PRC	Vice President, Sales
Michael J. Santos	42	213 Beckwith St., Gaithersburg, MD 20878, USA	Vice President, Strategic Business Development
Ma Jim Lok Jim	32	Unit 502, Block L, Kornhill, Quarrybay, Hong Kong	Vice President, Finance
Sun Guangfeng	33	Room 441, #2 Building, No. 113, Wukesong Rd., Haidian District, Beijing, PRC	Assistant to COO
Cao Xiaoli	34	South Building #12 Unit 2 Apt. 501 Tsinghua University Beijing	Assistant to CTO

Information on the business and working experience of our Executive Officers is set out below:–

Mr Chow Siu Lam, Cliff is our Chief Financial Officer and oversees and coordinates the operation of our Group's finance department as well as managing the financial functions of our Group. He joined our Group in 2002. Mr Chow worked for Dow Chemical (HK) Limited as an accountant trainee from 1988 to 1990. He joined Ernst & Young, Hong Kong in 1990 as a staff accountant where he remained until 1993. He then joined DBS Asia Capital Limited and was holding the position of assistant director when he left in 2000 to join TVH. Mr Chow was working as the chief financial officer in TVH from 2000 to 2001 when he left to join Sun Television Cybernetworks Holdings Ltd as its chief financial officer. Mr Chow holds a Bachelor of Business Administration degree majoring in accounting from the University of Washington, USA and is a member of the American Institute of Certified Public Accountants.

Mr Chui Keung Wah joined us in 1999 and is our Chief Technology Officer. He is responsible for all technical aspects relating to our operations. Mr Chui began his career at Philips Data Systems in 1983 providing technical consultancy, pre-sales and marketing support to their regional offices. Mr Chui subsequently was with Digital Equipment Corp from 1988 to 1989. He then left and joined Racal Datacom Corp as a technical manager in May 1989 where he remained until 1992. In June 1992, he was employed as a Systems Engineer with 3Com Corp. Between 1993 and 1996, he was working in Cisco Systems Corp as systems engineer, sales manager and channel manager throughout his employment with them. He then joined Xylan Corp in October 1996 as general manager prior to joining our Group. Mr Chui holds a Higher Certificate in Electronic Engineering from the Hong Kong Polytechnic.

Mr Li Zhaoqian joined us in 2001 and is the Director of our Network Operations Centre. Mr Li was employed as the project manager and station manager for INMARSAT, a provider of mobile satellite communication services, at the Beijing Satellite Control Station from June 1988 to June 1992. From June 1992 to January 1999, Mr Li was employed by APT Satellite Company Ltd as a director of the satellite control centre and was responsible for the administrative and technical management of the satellite control centre. Subsequently, he worked for Sun Television Cybernetwork Holdings Ltd as the director of its technical division from December 1999 to June 2001. Mr Li holds a Master of Business Administration degree from Murdoch University, Australia and is a college-graduate in Computer Science from the National Defence University, ChangSha, PRC.

Mr Liu Baoqian joined us in 1999 and is our Vice President of Sales. He is responsible for the operation and management of higher education projects, essential business licenses applications and the development of new business models for our Group. Mr Liu was a lecturer at the Radio Physics Department at the Baoji Art and Science University between 1985 to 1990. From 1991 to 1994, Mr Liu studied at Xi'an Electronic Science & Technology University for his Masters in Wireless Electronics & Physics. He then joined China Online (Shenzhen Rayes Group Ltd) in 1994 as the general manager of their Telecom Division prior to joining our Group in 1998.

Mr Wang Liping joined us in 2001 and is our Vice President of Sales. He is responsible for the sales operations of our education/training solutions for primary and secondary education. He is also in charge of the logistics information service for our enterprise data networking solutions. Prior to joining our Group, Mr Wang was the general manager of China Fisheries Huarong Co. Ltd., a subsidiary of China National Fisheries Group ("CNFG") from 1995 to 1999 and is in charge of the operations of this subsidiary. From 1981 to 1999, Mr Wang was employed for China National Fisheries Group as the Manager of Import and Export Division of CNFG. Prior to 1981, Mr Wang was working for Inner Mongolia Geology Mapping Bureau as a Technical Inspector. Mr Wang holds an associate degree in Business Administration from the Central Radio and TV University.

Mr Michael J. Santos joined us in 2001 and is our Vice President of Strategic Business Development. He is responsible for our Group's strategic business development, enterprise business marketing and formation of global alliances. Mr Santos was working with HNS from 1988 to 2001. Prior to leaving HNS in 2001, Mr Santos held the position of Senior Director, Asia-Pacific and was responsible for all sales, marketing, customer support and business development activities in the Asia-Pacific region. Mr Santos holds a Bachelor of Science (Electrical Engineering) degree as well as a Master of Science (Computer Science) degree from George Washington Univeristy, USA.

Mr Ma Jim Lok, Jim joined us in 1999 and is our Vice President of Finance. He is responsible for the financial reporting, cultivating/maintaining investor relationships and other corporate finance activities of our Group. Mr Ma was employed as a programmer in 1993 with Cambridge Neural Dynamics Ltd. From 1994 to 1999, he was working at Lippo Securities Limited as an associate director involving in initial public offerings and other mergers and acquisitions related work. Mr Ma holds a M.Phil (Finance) and M.A. (Engineering), both from the Cambridge University, UK. Mr Ma is also a Chartered Financial Analyst.

Mr Sun Guangfeng joined us in 2000 and is the Assistant to the Chief Operating Officer. His scope of responsibilities includes the management of sales and projects, sales of major projects and technical supervision of new applications and projects. Prior to joining our Group, he was working with HNS from 1999 to 2000 as a sales account manager. Mr Sun was employed by Gilat Satellite Networks from 1997 to 1999. Prior to that, he was a research and development engineer of Aerospace Fudao Hi-tech Co. Mr Sun holds a Bachelor of Electrical Engineering degree from Anhui University and a Master of Electrical Engineering degree from China Aerospace.

Mr Cao Xiaoli joined us in 2000 and is our Director of Technology. He is responsible for managing the technical support department and CNOC department of our Group. He was employed as a technical manager from 1994 to 2000 in Bridge Telerate Information System Co. Mr Cao was employed by the Satellite Communications Technology Co., under the Chinese Academy of Sciences from 1992 to 1994. Mr Cao holds a Bachelor of Electronic Engineering degree from the Beijing Electronic Automation Engineering Institute.

Mr Daniel Tseung is a Director of Investments for SUNeVision Holdings Limited, a substantial Shareholder of our Company (based on the pre-Invitation share capital) and he was appointed with the general understanding that he would represent the interests of the Series A Investors. Save as disclosed above, none of the Directors and Executive Officers are related to each other or the substantial Shareholders and to the best of our knowledge and belief, there are no arrangements or undertakings with any substantial shareholders, customers, suppliers or others, pursuant to which any of our Directors and Executive Officers was appointed.

Save as disclosed below, none of the Executive Officers has any present and past directorships over the past five years:–

Name	Present Directorships	Past Directorships
Chow Siu Lam Cliff	Technology Venture Holdings Limited Kenbell Management Limited Topasia Technology (Shanghai) Co., Ltd.	Advanced Digital Technology Company Limited (BVI) Advanced Digital Technology Company Limited (HK) BMC Software (China) Limited ChinaCast Communication Holdings Limited DMX Technologies (Hong Kong) Limited Network Computer Concept Limited Open Environment China/Hong Kong Limited Select Software Tools China/Hong Kong Limited Sequent China/Hong Kong Limited Technology Venture (Software) Holdings Limited Topasia Computer Limited Topsoft Limited TopTrain (Hong Kong) Limited TopTrain Limited TVH Cyber Technology Limited Faithill Investments Limited Sun Television Cybernetworks Holdings Limited

Name	Present Directorships	Past Directorships
Chui Keung Wah	Sergio Ventures Ltd	ChinaCast Techonology (BVI) Limited
Li Zhaoqian	Nil	Nil
Liu Baoqian	Beijing Heaven Education Service Co., Ltd	Nil
Wang Liping	Nil	Nil
Michael J. Santos	Bostwicken Consultancy Limited	ChinaCast Technology (Shanghai) Limited
Ma Jim Lok Jim	Isthoch Assets Limited	ChinaCast Technology (Shanghai) Limited ChinaCast Technology (HK) Limited ChinaCast Communication Network Company Limited
Sun Guangfeng	Nil	Nil
Cao Xiaoli	Nil	Nil

REMUNERATION

The compensation paid during FY2002 and FY2003 and the estimated compensation to be paid for the current FY2004 to our Directors and our Executive Officers for services rendered to us and our subsidiaries on an individual basis and in remuneration bands are as follows:–

Names	FY2002	FY2003	Estimated amount for current FY2004
Directors			
Yin Jianping	A	A	B
Chan Tze Ngon Ron	A	A	B
Li Wei	A	A	A
Daniel Tseung	A	A	A
Foo Meng Tong	—	—	A
Chow Kok Kee	—	—	A
Executive Officers			
Chow Siu Lam Cliff	A	B	A
Chui Keung Wah	A	A	A
Li Zhaoqian	A	A	A
Liu Baoqian	A	A	A
Wang Liping	A	A	A
Michael J. Santos	B	B	B
Ma Jim Lok Jim	A	A	A
Sun Guangfeng	A	A	A
Cao Xiaoli	A	A	A

Notes:–

(i) Band A means between S$0 and S$249,999.

(ii) Band B means between S$250,000 and S$499,999.

(iii) For the purposes of this estimation, no account is taken for the bonus that our Executive Directors are entitled to under their respective service agreements, the details of which are set out under "*Service Agreements*" on page 92 of this Prospectus.

We have not set aside or accrued any amounts for our employees to provide for pension, retirement or similar benefits.

EMPLOYEES

In addition to the full-tiime employees of our Group, as part of the services provided under the Technical Services Agreement and the CCL Technical Services Agreement, we manage the full-time employees of the CCL Group. The functional distribution of our and CCL Group's full-time employees as at 31 December 2000, 31 December 2001 and 31 December 2002 are set out below. Our full-time employees for the relevant period comprise our Executive Directors and Executive Officers.

	As at 31 December 2000	As at 31 December 2001	As at 31 December 2002
Function			
Management[1]	8	10	12
Administration and Finance	29	23	23
Marketing and Sales	33	32	45
Technical	29	21	29
Total	99[2]	86[3]	109[4]

Notes:–

1. Management comprise of our Executive Directors and Executive Officers who manage the full-time employees of the CCL Group.
2. Include 6 Management, 22 Administration, 32 Marketing and Sales and 27 Technical staff working for our Group.
3. Include 8 Management, 10 Administration, 20 Marketing and Sales and 21 Technical staff working for our Group.
4. Include 11 Management, 19 Administration, 40 Marketing and Sales and 29 Technical staff working for our Group.

Our employees are not unionised. The relationship and cooperation between the management and staff have been good and are expected to continue in the future. There has not been any incidence of work stoppages or labour disputes which affected our operations.

SERVICE AGREEMENTS

Save as disclosed below, none of our Directors or Executive Officers has entered into service agreements with us.

CCN has entered into separate service agreements (the "Service Agreements") with our Executive Directors, namely, Yin Jianping, Chan Tze Ngon, Ron and Li Wei, for a period of 3 years with effect from 28 July 2003 (unless otherwise terminated by either party giving not less than 3 months' notice to the other). These Service Agreements were novated to our Company via deeds executed by each of Yin Jianping, Chan Tze Ngon, Ron and Li Wei with our Company and CCN to effect a novation of CCN's interest and its obligations to our Company.

Under the terms of the Service Agreements, we may terminate their respective Service Agreements if any of these Executive Directors are guilty of dishonesty or serious or persistent misconduct, becomes bankrupt or otherwise acts to the prejudice of our Company. None of these Executive Directors will be entitled to any benefits upon termination of their respective Service Agreements. The Service Agreements cover the terms of employment, specifically salaries and bonuses.

Yin Jianping, Chan Tze Ngon, Ron and Li Wei are entitled to a monthly salary of HK$132,000, HK$132,000 and HK$50,000 respectively. In addition, each of them is also entitled to a bonus equivalent one month's salary.

All travelling and travel-related expenses, entertainment expenses and other out-of-pocket expenses reasonably incurred by the Executive Directors in the process of discharging their duties on behalf of the Group will be borne by our Company. In addition, each of them will also be entitled to a personal accident insurance policy, a hospitalisation insurance policy and a medical insurance policy and such other insurance policy(s) as approved by the Board in consultation with the Company's audit committee during the course of his employment with our Company.

Had the Service Agreements been in existence for FY2002, the aggregate remuneration paid to the Executive Directors would have been approximately RMB 4.36 million and our profit before tax for the Group would have been RMB 12.98 million instead of RMB16.92 million.

Chan Tze Ngon, Ron is also currently an executive director of TVH. Currently, he spends approximately two thirds of his working time with our Group, and the rest is spent with TVH. We have entered into an agreement with TVH dated 29 March 2004, pursuant to which we have agreed that Chan Tze Ngon, Ron will spend two-thirds of his working time with our Group. In the event that he spends more time with TVH than the agreed proportion, TVH will reimburse us a proportion of his salary accordingly. Please also refer to "Cost allocation of Chan Tze Ngon, Ron's and Cliff Chow's salary expenses" on page 104 of this Prospectus.

CORPORATE GOVERNANCE

Our Bye-Laws provide that our board of Directors will consist of not less than two Directors. None of our Directors are appointed for any fixed terms, but one-third of our Directors are required to retire at every annual general meeting of our Company. Hence, the maximum term for each Director is three years. Directors who retire are eligible to stand for re-election.

The Directors recognise the importance of corporate governance and the offering of high standards of accountability to the shareholders of our Company.

Nominating Committee

Our Nominating Committee comprises of Yin Jianping, Foo Meng Tong and Chow Kok Kee. The Chairman of the Nominating Committee is Chow Kok Kee. Our Nominating Committee will be responsible for (i) re-nomination of our Directors having regard to the Director's contribution and performance, (ii) determining annually whether or not a Director is independent and (iii) deciding whether or not a Director is able to and has been adequately carrying out his duties as a director. The Nominating Committee will decide how the Board's performance is to be evaluated and propose objective performance criteria, subject to the approval of the Board, which address how the Board has enhanced long term Shareholders' value. The performance evaluation will also include consideration of the Company's share price performance over a 5-year period vis-à-vis the Singapore Straits Times Index and a benchmark index of its industry peers. The Board will also implement a process to be carried out by the Nominating Committee for assessing the effectiveness of the Board as a whole and for assessing the contribution by each individual Director to the effectiveness of the Board. Each member of the Nominating Committee shall abstain from voting on any resolutions in respect of the assessment of his performance or re-nomination as director.

Remuneration Committee

Our Remuneration Committee comprises of Chan Tze Ngon, Ron, Foo Meng Tong and Chow Kok Kee. The Chairman of the Remuneration Committee is Foo Meng Tong. Our Remuneration Committee will recommend to our Board a framework of remuneration for the Directors and key executives, and determine specific remuneration packages for each Executive Director. The recommendations of our Remuneration Committee should be submitted for endorsement by the entire Board. All aspects of remuneration, including but not limited to directors' fees, salaries, allowances, bonuses, Options issued under our Pre-IPO Scheme and Post-IPO Scheme and benefits in kind shall be covered by our Remuneration Committee. Each member of the Remuneration Committee shall abstain from voting on any resolutions in respect of his remuneration package.

Our Audit Committee comprises of Foo Meng Tong, Daniel Tseung and Chow Kok Kee. The Chairman of the Audit Committee is Foo Meng Tong. Our Directors recognise the importance of corporate governance and the offering of high standards of accountability to the shareholders of our Company. Our Audit Committee shall meet periodically to perform the following functions:–

(a) review the audit plans of our Company's external auditors;

(b) review the external auditors' reports;

(c) review the co-operation given by our Company's officers to the external auditors;

(d) review the financial statements of our Company and the Group before their submission to the Board;

(e) nominate external auditors for re-appointment; and

(f) review interested person transactions, if any.

Apart from the duties listed above, the Audit Committee shall commission and review the findings of internal investigations into matters where there is any suspected fraud or irregularity, or failure of internal controls or infringement of any Singapore law, rule or regulation which has or is likely to have a material impact on the Group's operating results and/or financial position. Each member of the Audit Committee shall abstain from voting on any resolutions in respect of matters in which he is interested.

As described under "Interested Persons Transactions" on page 101 of this Prospectus, we view CCLX as an interested person and any transaction with it is an interested person transaction. To ensure that the transactions with CCLX are conducted in accordance with the terms of the Technical Services Agreement our Audit Committee will review, on a half-yearly basis, the transactions with CCLX.

CHINACAST PRE-IPO EMPLOYEE SHARE OPTION SCHEME

On 29 March 2004, our shareholders approved the employee share option scheme known as the Chinacast Pre-IPO Employee Share Option Scheme (the "Pre-IPO Scheme). The terms and the rules of the Pre-IPO Scheme are more particularly set out in "*Appendix F — Rules of the ChinaCast Pre-IPO Employee Share Option Scheme*" of this Prospectus.

On 29 March 2004, pursuant to the Pre-IPO Scheme, we granted share options to each of Messrs Chan Tze Ngon Ron, Chow Siu Lam, Michael J. Santos, Ma Jim Lok and Wang Chao Yong (the "Eligible Persons") to subscribe for an aggregate of 26,110,000 Shares. The following Eligible Persons were each granted an option for $1.00 each to purchase Shares in the Company up to the number as set out next to their names below:–

Names	Date of Grant	No. of Shares in respect of the relevant options
Chan Tze Ngon Ron[(1)]	29 March 2004	10,010,000
Chow Siu Lam	29 March 2004	7,000,000
Michael J. Santos	29 March 2004	1,750,000
Ma Jim Lok	29 March 2004	7,000,000
Wang Chao Yong	29 March 2004	350,000

Note:–

(1) Chan Tze Ngon Ron has undertaken not to dispose or transfer any part of his interest in any new Shares issued to him pursuant to the exercise of the option, for a period of twelve months from the date of admission of our Company to the Official List of the SGX-ST.

Each Eligible Person shall be entitled to exercise the share options in subject to the following vesting periods:–

Percentage of the Shares in respect of which that Option is granted may be exercised by the Eligible Person	Number of years of employment that the Eligible Person has completed at the time of the exercise of the Option
25%	1 year
50%	2 years
75%	3 years
100%	4 years

The scheme is administered a committee comprising Directors appointed and nominated by our Board of Directors to administer the Pre-IPO Scheme.

The exercise price for each option shall be S$0.073.

Rationale for Grant of Options To Eligible Persons

The scheme will provide an opportunity for the Eligible Persons, who have contributed significantly to the growth and performance of our Group, to participate in the equity of the Company. It recognises the fact that the services of the Eligible Persons are important to the success and continued well-being of our Group. Implementation of the scheme will enable the Company to give recognition to the contributions made by our Eligible Persons. At the same time, it will give the Eligible Persons an opportunity to have a direct interest in the Company at minimum impact to its profitability.

We are involved in an intensely competitive and rapidly evolving industry and have to compete against technology companies globally for skilled employees. The ability to attract and retain competent, skilled employees is critical to our success. We are of the opinion that the Eligible Persons are key to our development and future success. We hope to encourage the Eligible Persons to adopt a long-term view of the Group, promote staff retention through these grants of options, motivate the Eligible Persons to optimise performance standards and efficiency and to maintain a high level of contribution. It is our view that such recognition and motivation should be provided to the Eligible Persons.

CHINACAST POST-IPO EMPLOYEE SHARE OPTION SCHEME

On 29 March 2004, our shareholders approved a share option scheme known as the ChinaCast Post-IPO Employee Share Option Scheme (the "Post-IPO Scheme"), the rules of which are set out in "*Appendix G — Rules of the ChinaCast Post-IPO Employee Share Option Scheme*" of this Prospectus. The Post-IPO Scheme complies with the relevant rules as set out in Chapter Eight of the Listing Manual. The Post-IPO Scheme will provide eligible participants with an opportunity to participate in the equity of our Company and to motivate them towards better performance through increased dedication and loyalty. The Post-IPO Scheme, which forms an integral and important component of a compensation plan, is designed to primarily reward and retain executive directors and employees whose services are vital to our well being and success.

As at the Latest Practicable Date, no options have been granted under the Post-IPO Scheme (the "Options").

The objectives of the Post-IPO Scheme are as follows:–

(a) to motivate participants to optimise their performance standards and efficiency and to maintain a high level of contribution to our Group;

(b) to retain key employees and Executive Directors whose contributions are essential to the long-term growth and prosperity of our Group;

(c) to instill loyalty to, and a stronger identification by participants with the long-term prosperity of, our Company;

(d) to attract potential employees with relevant skills to contribute to our Group and to create value for the Shareholders of our Company; and

(e) to align the interests of participants with the interests of the Shareholders of our Company.

Summary of the Post-IPO Scheme

A summary of the rules of the Post-IPO Scheme is set out as follows:–

(1) Participants

Under the rules of the Post-IPO Scheme, executive and non-executive directors and employees of our Group, who are not controlling shareholders or their associates (as defined in the Listing Manual), are eligible to participate in the Post-IPO Scheme.

(2) Scheme administration

The Post-IPO Scheme shall be administered by a committee comprising of Directors (including Directors who may be participants of the Post-IPO Scheme) (the "Committee"), with powers to determine, *inter alia*, the following:–

(a) persons to be granted Options;

(b) number of Options to be offered; and

(c) recommendations for modifications to the Post-IPO Scheme.

As at the Latest Practicable Date, the Committee comprises Chan Tze Ngon, Ron, Foo Meng Tong and Chow Kok Kee. The Committee will consist of Directors (including Directors who may be participants of the Post-IPO Scheme). A member of the Committee who is also a participant of the Post-IPO Scheme must not be involved in its deliberation in respect of Options granted or to be granted to him.

(3) Size of the Post-IPO Scheme

The aggregate number of shares over which the Committee may grant Options on any date, when aggregated with the number of shares issued and issuable in respect of all Options granted under the Post-IPO Scheme and any other share option schemes of our Company, shall not exceed fifteen per cent. (15%) of the issued Shares of our Company on the day preceding the date of the relevant grant.

Our Company believes that this fifteen per cent. (15%) limit set by the SGX-ST gives our Company sufficient flexibility to decide upon the number of Option Shares to offer to its existing and new employees. Fifteen per cent. (15%) of the current issued share capital of our Company constitutes approximately 49,697,475 Shares. As it is intended that the Scheme shall last for ten (10) years, assuming that there is no change in the total issued share capital of the Company, the number of Options that may be granted in a year will average approximately 4,969,747. The number of eligible participants is expected to grow over the years. Our Company, in line with its goals of ensuring sustainable growth, is constantly reviewing its position and considering the expansion of its talent pool which may involve employing new employees. The employee base, and thus the number of eligible participants will increase as a result. If the number of Options available under the Post-IPO Scheme is limited, our Company may only be able to grant a small number of Options to each eligible participant which may not be a sufficiently attractive incentive. Our Company is of the opinion that it should have sufficient number of Options to offer to new employees as well as to existing ones. The number of Options offered must also be significant enough to serve as a meaningful reward for contribution to our Group. However, it does not indicate that the Committee will definitely issue Option Shares up to the prescribed limit. The Committee shall exercise its discretion in deciding the number of Option Shares to be granted to each employee which will depend on the performance and value of the employee to our Group.

(4) Maximum entitlements

The number of shares comprised in any Options to be offered to a participant in the Post-IPO Scheme shall be determined at the absolute discretion of the Committee, who shall take into account criteria such as rank, past performance, years of service and potential for future development of that participant.

(5) Options, exercise period and exercise price

The Options that are granted under the Post-IPO Scheme may have exercise prices that are, at the Committee's discretion, (a) set at a discount to a price (the "Market Price") equal to the average of the last dealt prices for the shares on the Main Board of the SGX-ST for the five (5) consecutive market days immediately preceding the relevant date of grant of the relevant Option of a Share (subject to a maximum discount of twenty per cent. (20%)), in which event, such Options may be exercised after the second anniversary from the date of grant of the Option ("Incentive Option"); or (b) fixed at the Market Price ("Market Price Option"). Market Price Options may be exercised after the first anniversary of the date of grant of that Option. Options granted under the Post-IPO Scheme will have a life span of five (5) years. In no circumstances shall the exercise price be less than the par value of a Share.

(6) Grant of Options

Under the rules of the Post-IPO Scheme, there are no fixed periods for the grant of Options. As such, offers of the grant of Options may be made at any time from time to time at the discretion of the Committee.

However, in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is imminent, offers may only be made after the second market day from the date on which the aforesaid announcement is made.

(7) Termination of Options

Special provisions in the rules of the Post-IPO Scheme deal with the lapse or earlier exercise of Options in circumstances which include the termination of the employment of the participant in our Group, the bankruptcy of the participant, the death of the participant, a take-over of our Company, and the winding-up of our Company.

(8) Acceptance of Options

The grant of Options shall be accepted within 30 days from the date of the offer. Offers of Options made to grantees, if not accepted before the closing date, will lapse. Upon acceptance of the offer, the grantee must pay our Company a consideration of S$1.00.

(9) Rights of Shares arising from the exercise of Options

Shares arising from the exercise of Options are subject to the provisions of the Memorandum of Association and Bye-Laws of our Company. The Shares so allotted will upon issue rank *pari passu* in all respects with the then existing issued Shares, save for any dividend, rights, allotments or distributions, the record date ("Record Date") for which falls on or before the relevant exercise date of the Option. "Record Date" means the date as at the close of business on which the Shareholders must be registered in order to participate in any dividends, rights, allotments or other distributions.

(10) Duration of the Post-IPO Scheme

The Post-IPO Scheme shall continue in operation for a maximum duration of ten (10) years and may be continued for any further period thereafter with the approval of our Shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

(11) Abstention from voting

Participants who are Shareholders are to abstain from voting on any Shareholders' resolution relating to the Post-IPO Scheme.

Grant of Options with a discounted exercise price

The ability to offer Options to participants of the Post-IPO Scheme with exercise prices set at a discount to the prevailing market prices of the Shares will operate as a means to recognise the performance of participants as well as to motivate them to continue to excel while encouraging them to focus more on improving the profitability and return of our Group above a certain level which will benefit all Shareholders when these are eventually reflected through share price appreciation. Discounted Options would be perceived in a more positive light by the participants, inspiring them to work hard and produce results in order to be offered Options at a discount as only employees who have made outstanding contributions to the success and development of the Group would be granted Options at a discount.

The flexibility to grant Options with discounted prices is also intended to cater to situations where the stock market performance has overrun the general market conditions. In such events, the Committee will have absolute discretion to:–

(i) grant Options set at a discount to Market Price of a Share (subject to a maximum limit of twenty per cent. (20%)); and

(ii) determine the participants to whom, and the Options to which, such reduction in exercise prices will apply.

In determining whether to give a discount and the quantum of the discount, the Committee shall be at liberty to take into consideration factors including the performance of our Company, our Group, the performance of the participant concerned, the contribution of the participant to the success and development of our Group and the prevailing market conditions.

It is envisaged that our Company may consider granting the Options with exercise prices set at a discount to the Market Price of the shares prevailing at the time of grant under circumstances including (but not limited to) the following:–

(a) where, due to speculative forces in the stock market resulting in an overrun of the market, the market price of the Shares at the time of the grant of Options is not a true reflection of the financial performance of our Company;

(b) to enable our Company to offer competitive remuneration packages in the event that the practice of granting Options with exercise prices that have a discount element becomes a general market norm. As share options become more significant components of executive remuneration packages, a discretion to grant Options with discounted prices will provide our Company with a means to maintain the competitiveness of our Group compensation strategy; and/or

(c) where our Group needs to provide more compelling motivation for specific business units to improve their performance, grants of share options with discounted exercise prices will help to align the interests of employees to those of the Shareholders by encouraging them to focus more on improving the profitability and return of our Group above a certain level which will benefit all Shareholders when these are eventually reflected through share price appreciation, as such the Options granted at a discount would be perceived more positively by the employees who receive such Options.

The Committee will determine on a case-by-case basis whether a discount will be given, and if so, the quantum of the discount, taking into account the objective that is desired to be achieved by our Company and the prevailing market conditions. As the actual discount given will depend on the relevant circumstances, the extent of the discount may vary from one case to another, subject to a maximum discount of twenty per cent. (20%) of the Market Price of a Share, as described in paragraph (5) above.

The discretion to grant Options to subscribe for Shares at an exercise price set at a discount to the market price will, however, be used judiciously. The amount of the discount may vary from one offer to another, and from time to time, subject to a limit of twenty per cent. (20%) on the quantum of discount in respect of Options granted under the Post-IPO Scheme.

Such flexibility in determining the quantum of discount would enable the Committee to tailor the incentives in the grant of Options to be commensurate with the performance and contribution of each individual participant. By individually recognising the degree of performance and contribution of each participant, the granting of Options at a commensurate discount would enable the Committee to provide incentives for better performance, greater dedication and loyalty of the participants.

Our Company may also grant Options without any discount to the market price. Additionally, our Company may, if it deems fit, impose conditions on the exercise of the Options (whether such Options are granted at the market price or at a discount to the market price), such as restricting the number of Shares for which the Option may be exercised during the initial years following its vesting.

Participation of Executive Directors and employees of our Group in the Post-IPO Scheme

The extension of the Post-IPO Scheme to Executive Directors and employees of our Group (excluding controlling shareholders or their associates (as defined in the Listing Manual)), allows us to have a fair and equitable system to reward Directors and employees who have made and who continue to make significant contributions to the long-term growth of our Group.

We believe that the Post-IPO Scheme will also enable us to attract, retain and provide incentives to its participants to produce higher standards of performance as well as encourage greater dedication and loyalty by enabling our Company to give recognition to past contributions and services as well as motivating participants generally to contribute towards the long-term growth of our Group.

Cost of Options granted under the Post-IPO Scheme to our Company

Any Options granted under the Post-IPO Scheme would have a fair value. In the event that such Options are granted at prices below the fair value of the Options, there will be a cost to our Company. The amounts of such costs may be more significant in the case of Incentive Options, where such Options are granted with exercise prices set at a discount to the prevailing market price of the Shares. The cost to our Company of granting Options under the Post-IPO Scheme would be as follows:–

(i) the exercise of an Option at the exercise price would translate into a reduction of the proceeds from the exercise of such Option, as compared to the proceeds that our Company would have received from such exercise had the exercise been made at the prevailing market price of the Shares. Such reduction of the exercise proceeds would represent the monetary cost to our Company;

(ii) as the monetary cost of granting Options with a discounted exercise price is borne by our Company, the earnings of our Company would effectively be reduced by an amount corresponding to the reduced interest earnings that our Company would have received from the difference in proceeds from exercise price with no discount versus the discounted exercise price. Such reduction would, accordingly, result in the dilution of our Company's EPS; and

(iii) the effect of the issue of new Shares upon the exercise of Options, is that the Company's NTA per Share will increase if the exercise price is above the NTA per Share and decrease, if the exercise price is below the NTA per Share.

The costs as discussed above would only materialise upon the exercise of the relevant Options. Currently, the Singapore Financial Reporting Standard ("FRS") does not require companies to account for share-based awards granted to their employees. Accordingly, companies have not recognised any compensation expenses relating to share options granted to their employees in their financial statements. However, share options have value because the option to buy a company's share for a fixed price during an extended future time period is a valuable right, even if there are restrictions attached to such an option. If the FRS is revised such that our Company is required to account for share-based awards granted to our employees, the cost of granting Options will affect our financial results as this cost to our Company would be required to be charged to our Company's profit and loss account at the time Options are granted. Even if the Options are not granted at a discount, there will be a cost to the Company though this cost is not required to be charged to the Company's profit and loss account under the FRS. Subject as aforesaid, as and when Options are exercised, the cash inflow will add to the net tangible assets of our Company and its share capital base will grow. Where Options are granted with subscription prices that are set at a discount to the market prices for the Shares prevailing at the time of the grant of such Options, the amount of the cash inflow to the Company on the exercise of such Options would be diminished by the quantum of the discount given, as compared with the cash inflow that would have been receivable by the Company had the Options been granted at the market price of the Shares prevailing at the time of the grant.

Details of the number of Options granted pursuant to the Post-IPO Scheme, the number of Options exercised and the exercise price (as well as any applicable discounts) will be disclosed in our annual report.

We have made an application to the SGX-ST for permission to deal in and for quotation of the Shares which may be issued upon the exercise of the Options to be granted under the Post-IPO Scheme. The approval of the SGX-ST is not to be taken as an indication of the merits of our Company, our subsidiaries, our Shares, the New Shares or the Option Shares.

INTERESTED PERSON TRANSACTIONS

In general, transactions between our Group and any of its interested persons (namely, the Directors, Chief Executive Officer or Controlling Shareholders of our Company or the associates of such Directors, Chief Executive Officer or Controlling Shareholders) are known as interested person transactions.

Save as disclosed under this section and under the section "Restructuring Exercise" on pages 61 to 62 of this Prospectus, there are no material interested person transactions for the last three financial years and up to the Latest Practicable Date.

Transactions between our Group and the CCL Group

As illustrated under "Group Structure" on page 62 of this Prospectus, CCLX is a 90% owned subsidiary of CCL, and CCL is 70% owned by TTI, 29.8% owned by BCN and 0.2% owned by SZT. TTI, BCN and SZT are investment holding companies. To the best of our Directors' knowledge, apart from Mr Yin Jianping who holds 15% of TTI and Mr Lu Ruifeng who holds 75% of SZT, (both of whom have an interest in our Company), none of the shareholders of CCL have any interest in our Company. Our Executive Chairman, Mr Yin Jianping, owns 15% of TTI and in fact exercises significant influence over TTI as the board of TTI is accustomed to following his decisions. As such, although Mr Yin Jianping is not an interested person as defined in Chapter 9 of the Listing Manual, we deem the CCL Group to be interested persons in accordance with the spirit and principle of Chapter 9 of the Listing Manual. Furthermore, our Chief Operating Officer, Mr Li Wei owns 10% of CCLX. Hence, we deem any transaction with the CCL Group to be an interested person transaction accordingly.

We provide technical services to CCLX which is licensed to provide value added satellite broadband services in the PRC. In providing such technical services, we provide our solutions to CCLX's customers, whom we also consider to be our end customers. We also engage CCLX to provide the required satellite broadband service where a customer in the PRC engages us directly to provide solutions.

Prior to the CCL Restructuring Exercise, we provided technical services to CCL under the terms of the CCL Technical Services Agreement and we also engaged CCL to provide the required satellite broadband services to our direct customers.

(a) Service fees paid by the CCL Group under the terms of the CCL Technical Services Agreement and the Technical Services Agreement

Under the terms of the above mentioned technical services agreements:–

	RMB (million)
FY2001	3.44
FY2002	0.73
FY2003	21.81
1 January 2004 up to the Latest Practicable Date	5.16

(b) Service fees paid by our Group to the CCL Group

When we are engaged by a customer directly, we engage the CCL Group to provide the services in the PRC, and pay the CCL Group subject to the absolute discretion of CCT or CCT Shanghai up to 10% of the revenue received. Please also refer to "Revenue and Cost Allocation Agreement" on page 65 of this Prospectus. The total amount of service fees we paid to the CCL Group are as follows:–

	RMB (million)
FY2001	2.63
FY2002	7.30
FY2003	7.72
1 January 2004 up to the Latest Practicable Date	1.25

(c) Cost allocation

These are costs that we have reimbursed the CCL Group for. Please also refer to "Revenue and Cost Allocation Agreement" on page 65 of this Prospectus.

	RMB (million)
FY2001	1.92
FY2002	11.92
FY2003	8.21
1 January 2004 up to the Latest Practicable Date*	2.18

Note:–

* As our cost allocations are determined at the end of the financial year, this amount is an estimation made by our management based on the revenues received by our Group and the CCL Group as at the Latest Practicable Date, based on the management accounts.

(d) Financial Support

Under the terms of the Technical Services Agreement, we have agreed to extend financial support to the CCLX to the extent we deem it necessary for the provision of services to CCLX, in such amount and form as we may determine in our absolute discretion. CCLX is to repay such amount due and owing immediately upon our demand. Please refer to "Financial Support" on page 65 of this Prospectus for further details.

Prior to the CCL Restructuring Exercise, we extended financial support to CCL. Following the CCL Restructuring Exercise, the amount due and owing to us has been transferred to CCLX. The financial support is extended through Shenzhen Development Bank Co., Ltd. ("Shenzhen Bank"). CCT Shanghai has entered into an agreement with Shenzhen Bank pursuant to which the bank has agreed to extend any loan advances it receives from CCT Shanghai to CCLX Pursuant to a loan agreement with CCLX, Shenzhen Bank has agreed to extend the same, secured against all the assets held by CCLX. Shenzhen Bank has agreed to pass on any rights and benefits arising from the security to CCT Shanghai.

The amount of financial support we rendered to the CCL Group which were used for its working capital and capital expenditure requirements were as follows:–

Period	Working Capital (RMB' million)	Capital Expenditure (RMB' million)	Total (RMB' million)
FY2002	10.39	52.72	63.11
FY2003	60.62	73.60	134.22
1 January 2004 up to the Latest Practicable Date	67.31	73.60	140.91

Pursuant to rule 201(4)(b) of the Listing Manual, we are required to settle all debts due and owing from CCLX. The SGX-ST has granted us a waiver from complying with this rule on the condition that all amounts owing by the CCL Group to our Group arre adequately secured by the assets of the CCL Group (including the assets of CCLX).

(e) Sales to the CCL Group

In FY2001, we sold certain fixed assets (such as computer equipment, office equipment and furniture) to the CCL Group. The aggregate value of these transactions amounted to approximately RMB 1.27 million and was based on the book value of these assets as at 31 December 2001.

In FY2001, we also sold certain equipment used in setting up remote terminals at the same price we had acquired them from third party vendors. The value of such equipment was RMB 0.26 million.

(f) Trademarks

On 18 January 2004, CCL entered into an agreement with CCT Shanghai, pursuant to which CCL agreed to transfer its application for a trademark (the "ChinaCast Trade Mark") to us without charge. Pursuant to the trademark licence agreement dated 18 January 2004, CCT Shanghai agreed to grant the CCL Group, a non-exclusive licence to use the ChinaCast Trade Mark.

Pursuant to Rule 920(2) of the Listing Manual, our Company may treat a general mandate as having been obtained from our shareholders for us to enter into future interested person transactions with CCLX. Please refer to "Shareholders' Mandate" on pages 106 to 110 of this Prospectus for more details.

Pursuant to the CCL Technical Services Agreement, CCT Shanghai has been providing technical services to CCL in the PRC prior to the completion of the CCL Restructuring Exercise. Following the completion of the CCL Restructuring Exercise, CCT Shanghai will continue to provide the same services under the terms and conditions of the Technical Services Agreement. Furthermore, CCLX has also assumed the rights and liabilities of CCL under the CCL Technical Services Agreement, pursuant to the Novation Deed. Details of the Restructuring Exercise, the CCL Restructuring Exercise and the terms and conditions of the Technical Services Agreement are found under "Group Structure" on pages 61 to 66 of this Prospectus).

Our future transactions with CCLX will be subject to the review procedures set out under "Review Procedures for Transactions with Interested Persons" on pages 108 to 110 of this Prospectus, to ensure that they are carried out on normal commercial terms which will not be prejudicial to the interests of the Group and its minority shareholders.

Transactions between our Group and TVH

TVH is our Controlling Shareholder prior to the Invitation and as such, any transaction with TVH is be an interested person transaction.

(a) *Loan advances from TVH to CCT*

TVH had by various loans, advanced an aggregate amount of HK$15.12 million to CCT, as documented in the restated and amended loan agreement dated 11 September 2000 (the "First Restated Loan Agreement"). We are obliged to pay interests charged at the rate of 2.0% per annum above the short-term interest rate charged by the Hong Kong Bank to its prime rate borrowers (the "Agreed Interests"). All the loans were unsecured and made in FY2000, prior to the investment made by the Series A Investors. The loans were used by us for our working capital requirements.

As part of the negotiations relating to the investment by Series B Investors, TVH entered into a second restated and amended loan agreement dated 28 July 2003 (the "Second Restated Loan Agreement"), pursuant to which the parties agreed to reduce the amount due and outstanding from CCT to TVH to HK$12.15 million (the "Reduced Loan") as at 1 June 2003, and CCT agreed to pay the Agreed Interests on the Reduced Loan. As a Controlling Shareholder of our Company prior to the Invitation, TVH was of the view that the funds invested by the Series B Investors will be beneficial for our Group.

From the date TVH first disbursed the loans to CCT to the date of this Prospectus, we have not made any payments to TVH of the principal sums or interests. The loans were used by us for our working capital requirements. We are required to repay the outstanding loan on or before 15 September 2004 or within 30 days of the listing of our Company, whichever is earlier.

The loan due to TVH and the interest accrued thereon for the past 3 financial years and the period between 1 January 2003 and the Latest Practicable Date are as follows:-

(HK$ million)	FY2001	FY2002	FY2003[(1)]	1 January 2004 up to the Latest Practicable Date[(1)]
Loan (excluding interest thereon) due to TVH	15.12	15.12	12.15	12.15
Interest accrued	1.52	1.07	0.94	0.14

Note:-

(1) In accordance with an amended loan agreement, TVH waived all the interest accrued from 31 May 2003 amounting to HK$3.88 million and discharged part of the principal amounting to HK$2.97 million.

The maximum loan amount obtained from TVH at any one time during the past 3 financial years and the period between 1 January 2003 and the Latest Practicable Date was HK$15.12 million.

(b) *Cost allocation of Chan Tze Ngon, Ron's and Cliff Chow's salary expenses*

Chan Tze Ngon, Ron, our Chief Executive Officer, and Cliff Chow, our chief financial officer, are also Executive Directors of TVH. They had joined our Group, as part of TVH's administrative support for our Group. Currently, they spend approximately two-thirds of their working time with our Group and the rest of their working time is spent with TVH. Chan Tze Ngon, Ron has entered into a service agreement with our Company, details of which are set out under "Service Agreements" on pages 92 to 93 of this Prospectus. The remuneration paid to him has already taken into account he will spend two-thirds of his working time with our Group. We have not entered into any service agreement with Cliff Chow.

We have entered into agreements with TVH dated 31 January 2004, pursuant to which we have agreed that both Chan Tze Ngon, Ron and Cliff Chow will spend two-thirds of their working time with our Group. In the event that they spend more time with TVH than the agreed proportion, TVH will reimburse us a proportion of their respective salaries accordingly.

Our Remuneration Committee will monitor the amount of time spent by Chan Tze Ngon, Ron and Cliff Chow with us.

Loan advances from Chan Tze Ngon, Ron to CCT

Chan Tze Ngon, Ron is our Chief Executive Officer and an Executive Director, and as such, any transaction with him is be an interested person transaction. Chan Tze Ngon, Ron had by various loans, advanced an aggregate amount of approximately HK$4.61 million to CCT, as documented in the restated and amended loan agreement dated 11 September 2000. We are obliged to pay interests charged at the rate of 2.0% per annum above the short-term interest rate charged by the Hong Kong Bank to its prime rate borrowers. All the loans were unsecured and made in FY2000, prior to the investment made by the Series A Investors. The loans were used by us for our working capital requirements.

As part of the negotiations relating to the investment by Series B Investors, Chan Tze Ngon, Ron agreed to forgive the amounts due and owing to him under the various loans and executed a deed of release and discharge dated 28 July 2003. Chan Tze Ngon, Ron is also a substantial shareholder in TVH and holds as at the Latest Practicable Date, approximately 18% of the issued and paid-up capital in TVH. As such, his interests are aligned with TVH's, and he was of the view that the Series B fund raising would benefit our Group, and hence TVH and himself indirectly.

The loan due to Chan Tze Ngon, Ron and the interest accrued thereon for the past 3 financial years and the period between 1 January 2003 and the Latest Practicable Date are as follows:–

(HK$ million)	FY2001	FY2002[(1)]	FY2003	1 January 2004 up to the Latest Practicable Date[(1)]
Loan (excluding interest thereon) due to Chan Tze Ngon, Ron	4.61	4.61	—	—
Interest accrued	0.48	—	—	—

—

Note:–

(1) Chan Tze Ngon, Ron has agreed not to charge any interest for FY2002 and FY2003 and in accordance with the loan discharge agreement, Chan Tze Ngon, Ron has discharged all the previous interest and principal amount.

The maximum loan amount obtained from Chan Tze Ngon, Ron at any one time during the past 3 financial years and the period between 1 January 2003 and the Latest Practicable Date was approximately HK$4.61 million.

We do not intend to procure any further loans from him in future.

Loan advances from Terence Luk to CCT

Terence Luk, while he was a nominated director of TVH, had advanced an amount of HK$500,000 to CCT, as documented in the restated and amended loan agreement dated 11 September 2000. We are obliged to pay interests charged at the rate of 2.0% per annum above the short-term interest rate charged by the Hong Kong Bank to its prime rate borrowers. The loan was unsecured and made on 28 April 2000, prior to the investment made by the Series A Investors. We have not made any repayment on the principal sum and the interests. The loan was used by us for our working capital requirements.

The loan due to Terence Luk and the interest accrued thereon for the past 3 financial years and the period between 1 January 2003 and the Latest Practicable Date are as follows:–

(HK$'000)	FY2001	FY2002	FY2003	1 January 2004 up to the Latest Practicable Date
Loan (excluding interest thereon) due to Terence Luk	500	500	500	500
Interest accrued	51	36	35	6

The maximum loan amount obtained from Terence Luk at any one time during the past 3 financial years and the period between 1 January 2003 and the Latest Practicable Date was HK$500,000. We are required to repay the outstanding loan on or before 15 September 2004 or within 30 days of the listing of our Company, whichever is earlier.

Transactions with HNS

HNS owns Shares equivalent to 19.01% of the pre-Invitation issued share capital in our Company and is deemed to be an interested person under the Listing Manual. Therefore, our transactions with HNS are interested person transactions.

In FY2001 we purchased software maintenance services from HNS in relation to the DirecPC platform used in the CNOC, which we were obliged under the terms of the CCL Technical Services Agreement to service and maintain. The amount of service fees paid to HNS was RMB 20,395, which our Directors believe is the market rate that HNS charges other customers.

Transaction between our Group and DMX Technologies (Hong Kong) Limited

In July 2003, our Group purchased software for our satellite platform on normal commercial terms for a consideration of HK$1.28 million from DMX Technologies (Hong Kong) Limited ("DMX HK"). Our Independent Director, Mr Foo Meng Tong is an Independent Director of DMX Technologies Group Limited ("DMX"), a company listed on the SGX-SESDAQ. DMX HK is a wholly-owned subsidiary of DMX. This purchase amount has been settled in full.

SHAREHOLDERS' MANDATE

We anticipate that we would, in the ordinary course of business, enter into certain transactions with our interested persons. It is likely that such transactions will occur with some degree of frequency and could arise at any time and from time to time. Such transactions include, but are not limited to the transactions described below.

Chapter 9 of the Listing Manual allows a listed company to obtain a mandate from its shareholders for recurrent interested person transactions which are of a revenue or trading nature or for those necessary for its day-to-day operations. These transactions may not include the purchase or sale of assets, undertakings or businesses.

As we are dependent on the Technical Services Agreement with CCLX for all our revenue, it would be advantageous to us to obtain a shareholders' mandate to enter into transactions with CCLX pursuant to the terms of the Technical Services Agreement which is in our normal course of business, provided that all such transactions are carried out on normal commercial terms. The mandate will eliminate, among others, the need for us to convene separate general meetings on each occasion to seek our shareholders' approval as and when transactions with CCLX arise. This will reduce substantially the administrative time, inconvenience and expenses associated with the convening of such meetings, without compromising our corporate objectives and adversely affecting our business opportunities.

Pursuant to Rule 920(2) of the Listing Manual, our Company may treat a general mandate as having been obtained from our shareholders ("Shareholders' Mandate") for us to enter into certain categories of interested person transactions with the classes of interested persons set out below, if the information required by Rule 920(1)(b) is included in this Prospectus. The information required by Rule 920(1)(b) is as follows:–

(i) the class of interested persons with which the entity at risk will be transacting;

(ii) the nature of the transactions contemplated under the mandate;

(iii) the rationale for, and benefit to, the entity at risk;

(iv) the methods or procedures for determining transaction prices;

(v) the independent financial adviser's opinion on whether the methods or procedures in (iv) are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the issuer and its minority shareholders;

(vi) an opinion from the audit committee if it takes a different view to the independent financial adviser; and

(vii) a statement from the issuer that it will obtain a fresh mandate from shareholders if the methods or procedures in (iv) become inappropriate.

The Shareholders' Mandate will be effective until the earlier of the following: (i) our first annual general meeting following our admission to the Official List of the SGX-ST; or (ii) the first anniversary of the date of our admission to the Official List of the SGX-ST. Thereafter, we will seek the approval of our shareholders for a renewal of the Shareholders' Mandate at each subsequent annual general meeting. In accordance with Rule 920(1)(h)(viii) of the Listing Manual, interested persons and their associates shall abstain from voting on resolutions approving interested person transactions involving themselves and our Group. Furthermore, such interested persons shall not act as proxies in relation to such resolutions unless voting instructions have been given by the shareholder.

Classes of Interested Persons

The Shareholders' Mandate will apply to our Group's interested person transactions with CCLX (the "Interested Persons" and each an "Interested Person").

Transactions with Interested Persons which do not fall within the ambit of the proposed Shareholders' Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

Categories of Interested Person Transactions

The interested person transactions with the Interested Persons covered by the Shareholders' Mandate are the provision of our Group's services to CCLX, which correspond to paragraphs (a), (b), (c) and (d) under "Transactions between our Group and the CCL Group" on pages 101 to 103 of this Prospectus. (the "Interested Person Transactions")

Please refer to the sections under "Transactions between our Group and the CCL Group" on pages 101 to 103 of this Prospectus for more details.

Rationale for and Benefits of the Shareholders' Mandate

The transactions with Interested Persons are entered into or to be entered into by our Group in its ordinary course of business. They are recurring transactions which are likely to occur with some degree of frequency and arise at any time and from time to time. The Directors are of the view that it will be beneficial to the Group to transact or continue to transact with the Interested Persons.

The Group's main business is in the provision of technical services relating to computer, telecommunications and information technology products and services including the provision of internet service and content. As CCLX is licensed to provide value added satellite broadband services in the PRC, the Group will be able to benefit from its transactions with CCLX. This enables us to leverage on CCLX's established network in the PRC.

The Shareholders' Mandate and the renewal of the Shareholders' Mandate on an annual basis will eliminate the need to convene separate general meetings from time to time to seek shareholders' approval as and when potential interested person transactions with the Interested Persons arise, thereby reducing substantially, the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to us.

The Shareholders' Mandate is intended to facilitate transactions in our normal course of business which are transacted from time to time with the Interested Persons, provided that they are carried out on normal commercial terms and are not prejudicial to Shareholders.

Disclosure will be made in our annual report of the aggregate value of interested person transactions conducted pursuant to the Shareholders' Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a Shareholders' Mandate is in force.

Review Procedures for Transactions with the Interested Persons

For the purpose of the review procedures set out below, the relevant Interested Persons, namely Mr Yin Jianping, our Executive Chairman, and Mr Li Wei, our Chief Operating Officer, shall not be involved in the process of reviewing the Interested Person Transactions.

To ensure that all future business transactions with Interested Persons are undertaken on normal commercial terms and are consistent with the Group's usual business practices and policies, which are generally no more favourable to the Interested Person than those extended to unrelated third parties, the following approval procedures has been implemented by the Group:

<u>For general business and other transactions (excluding financial support)</u>

(a) The Chief Executive Officer shall review and approve all transactions with CCLX having total aggregate values that do not show an adverse variance with respect to the Transaction value approved by the Board, for the particular transaction category (which correspond to paragraphs (a), (b), (c) under "Transactions between our Group and the CCL Group") within which the transaction falls, in the annual budget of CCLX. In cases where the Chief Executive Officer is one of the parties to or has an interest (whether direct or indirect) in the Transaction, it will be reviewed and approved by the Audit Committee; and

(b) In all other cases the transaction will be approved by the Board and reviewed by the Audit Committee.

<u>For financial support granted to CCLX</u>

(a) The Chief Executive Officer shall review and approve financial support to CCLX in a particular financial year having an aggregate value of less than 25% of the latest audited net tangible assets of the Group. In cases where the Chief Executive Officer is one of the parties to or has an interest (whether direct or indirect) in the Transaction, it will be reviewed and approved by the Audit Committee;

(b) In all other cases, financial support to CCLX will be approved by the Board and the Audit Committee;

(c) In addition, the relevant approving party will review each case of extending financial support to CCLX by giving due consideration to various factors including the intended use, past history of use of financial support granted, creditworthiness of CCLX and benefits to the Group, amongst others, before approving any financial support; and

(d) The Audit Committee will review quarterly the total amount of financial support to granted to CCLX by our Group and recommend any demands for repayment to be made to CCLX after giving due consideration to various factors including past history of use of financial support by CCLX, creditworthiness of CCLX and benefits to Group amongst others.

For the above approval procedures, the relevant Interested Persons, namely Mr Yin Jianping, our Executive Chairman, and Mr Li Wei, our Chief Operating Officer, shall not deliberate on or vote on the resolution to approve the Interested Party Transactions.

Transactions falling within the above categories, if any, will be reviewed at least quarterly by our Audit Committee to ensure that they are carried out on normal commercial terms and in accordance with the procedures outlined above. All relevant non-quantitative factors will also be taken into account.

In addition to the above approval procedures, we have also implemented additional procedures to monitor and review the on-going interested person transactions (a) to (d) between our Group and CCLX as disclosed from page 101 to 103 of this Prospectus. Our Audit Committee is to review all transactions between our Group and CCLX, including but not limited to the service fees paid to and from CCLX and cost allocated to our Group and financial support provided to CCLX, to ensure that all such transactions are executed as per the terms and conditions of the TSA and the Revenue and Cost Allocation Agreement and is not prejudicial to the interest of our Group and our minority shareholders. In addition, our Audit Committee will also review CCLX's budget and the findings of any audit review on CCLX conducted by our Group on a quarterly basis. If in the opinion of the Audit Commitee, the terms and conditions of the TSA are no longer relevant or not sufficient to ensure the all transactions to be carried out are not prejudicial to our Group and our minority shareholders, we will negotiate for a variation in the terms and conditions of the TSA and the Revenue and Cost Allocation Agreement, and if necessary, seek a fresh shareholder's mandate for any new interested person transactions.

The Group has also implemented the following procedures for the identification of interested persons and the recording of all our interested person transactions:–

(a) the Chief Financial Officer will maintain a list of our Group's directors and controlling shareholders and their respective associates as defined in the Listing Manual (which is to be updated immediately by the relevant director or controlling shareholder if there are any changes), and disclose the list to the relevant personnel to enable identification of interested persons. The master list of interested persons which is maintained shall be reviewed at least annually;

(b) the Chief Financial Officer will also obtain signed letters of confirmation from key management personnel, substantial shareholders and the directors of our Group and their respective associates as defined in the Listing Manual on an annual basis as to their interests in any transaction with the Group;

(c) the Chief Financial Officer will compile and review all our interested person transactions prior to submission to the Audit Committee. Subsidiaries would be required to inform the Chief Financial Officer of any significant upcoming transactions with interested persons to facilitate timely announcements and/or the obtaining of shareholders' approval, where necessary;

(d) the Vice President of Finance is required to prepare information relating to the transactions which constitute interested person transactions, which must then be submitted to our Chief Financial Officer for review prior to submission to the Audit Committee. Such information comprises of:–

    (i) forecast value of the transactions; and

    (ii) analysis of cost, benefit and risks involved in the transactions;

(e) the review of interested person transactions is to be conducted by the Chief Financial Officer together with the Chief Executive Officer, and shall comprise of the comparison of the interested person transactions arrangement with industry practice and other customers. If the interested person is related to the Chief Executive Officer, then the review shall be conducted with one other Director of the Board independent of the said interested person transactions;

(f) the rationale for and analysis of interested person transactions shall be documented and filed in a register of interested person transactions (the "Interested Person Transactions Register");

(g) the Audit Committee would be responsible for reviewing the Group's interested person transactions on a quarterly basis and the outcome of such review shall be documented and filed in the Interested Person Transactions Register; and

(h) the Board would also be responsible for obtaining of shareholders' approval for recurring interested person transactions which are carried out in the normal course of business.

In addition, the Audit Committee will include the review of interested person transactions as part of its standard procedures while examining the adequacy of its internal controls. The Board of Directors will also ensure that all disclosure, approval and other requirements on interested person transactions, including those required by prevailing legislation, the Listing Manual and accounting standards, are complied with.

In the event that our Chief Executive Officer, a member of the Board or a member of the Audit Committee (where applicable) is interested in any interested person transaction, he will abstain from reviewing that particular transaction. Our Board of Directors will also ensure that all disclosure requirements on interested person transactions, including those required by prevailing legislation, the Listing Manual and accounting standards, are complied with. The annual internal audit plan shall incorporate a review of all interested person transactions entered into pursuant to the Shareholders' Mandate.

Our Audit Committee and the Board shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor interested person transactions have been complied with. In addition, our Audit Committee shall also review from time to time such guidelines and procedures to determine if they are adequate and/or commercially practicable in ensuring that transactions between ourselves and the Interested Persons are conducted on normal commercial terms. Pursuant to Rule 920(1)(b)(iv) and (vii) of the Listing Manual, if during its periodic reviews, the Audit Committee believes that the guidelines and procedures as stated above are inappropriate or not sufficient to ensure that interested person transactions will be carried out on normal commercial terms which will not be prejudicial to the interests of the Company and its minority shareholders, we will revert to our shareholders for a fresh mandate based on new guidelines and procedures.

Our Audit Committee and our Board shall have overall responsibility for the determination of the review procedures with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Audit Committee or the Board has an interest in the transaction to be reviewed by the Audit Committee or the Board as the case may be, he will abstain from any decision making by the Audit Committee or the Board in respect of that transaction.

Opinion of the Independent Financial Adviser

Having reviewed the Shareholders' Mandate as set out from page 106 to 110 of the Prospectus, PwCCF, the Independent Financial Adviser, is of the opinion that the methods and procedures for determining transaction prices under the Shareholders' Mandate, as set out on pages 106 to 110 of the Prospectus, if adhered to, are sufficient to ensure that such transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

CONFLICTS OF INTEREST

Saved as disclosed above, none of our Directors, controlling shareholders and Executive Officers or their associates has any material interest, direct or indirect, in:–

(i) any company carrying out the same business;

(ii) any enterprise or company that is our Group's customer or supplier of goods or services; and

(iii) any transaction to which we are a party.

REVIEW BY AUDIT COMMITTEE

Our Audit Committee will review all other existing and future interested person transactions, if any, on at least a half-yearly basis to ensure that they are carried out on normal commercial terms and are not prejudicial to the interests of our shareholders.

Our Audit Committee will also review all interested person transactions to ensure that the then prevailing rules and regulations of the SGX-ST (in particular Chapter 9 of the Listing Manual) are complied with. We will also endeavour to comply with the principles of and best practices set out in the "Best Practices Guide" of the Listing Manual and the Code of Corporate Governance.

PLAN OF DISTRIBUTION

The Invitation

Prior to the Invitation, there has been no public market for the New Shares. The Issue Price was determined by us in consultation with the Manager, based on the market conditions and estimated market demand for our Shares determined through a book-building process. The Issue Price is the same for all Invitation Shares and is payable in full on application.

Avia Capital Partners Limited is the investment manager for the fund company, Avia Growth Opportunites Limited. The latter is one of the investors of the Company (for more details, please refer to the section on "Shareholders" on pages 56 to 58 of this Prospectus. Avia Capital Partners Limited is a related company of the Manager and SBI E2-Capital Securities Pte Ltd, the Underwriter and Placement Agent, as one of the shareholders of Avia Capital Partners Limited is SBI E2-Capital Holdings Ltd, the holding company of the Manager and SBI E2-Capital Securities Pte Ltd.)

Save as disclosed below, we do not have any material relationship with any of the Manager and the Underwriter and Placement Agent. As at the date of lodgement of this Prospectus, we are not aware of any person who intends to subscribe for more than five per cent. (5%) of the New Shares. Save as disclosed below, no commission, discount or brokerage, has been paid or other special terms granted within the two years preceding the Latest Practicable Date or is payable to any Director, promoter, expert, proposed Director or any other person for subscribing or agreeing to subscribe or procuring or agreeing to procure subscriptions for any shares or debentures in the Company.

Offer Shares

The Offer Shares are made available to the members of the public in Singapore for subscription at the Issue Price. The terms and conditions and procedures for application and acceptance are described in "*Appendix K — Terms and Conditions and Procedures for Application*" of this Prospectus.

Pursuant to the management and underwriting agreement dated 30 April 2004 between our Company, the Manager and the Underwriter (the "Management and Underwriting Agreement"), we have appointed the Manager to manage the Invitation. The Manager will receive a management fee from our Company for its services rendered in connection with the Invitation and pursuant to the Management and Underwriting Agreement, the Underwriter has also agreed to underwrite the Offer Shares for a commission of 2.75% of the Issue Price for each Offer Share, payable by our Company pursuant to the Invitation. The Underwriter may, at its absolute discretion, appoint one or more sub-underwriters for the Offer Shares.

The number of Shares that the Underwriter has agreed to subscribe and/or procure subscriptions for are as follows:–

Underwriter	Number of Shares
SBI E2-Capital Securities Pte Ltd	4,000,000

Brokerage will be paid by our Company to members of the Exchange, merchant banks and members of the Association of Banks in Singapore in respect of accepted applications made on Application Forms bearing their respective stamps, or to Participating Banks in respect of successful applications made through Electronic Applications at the rate of 0.25% of the Issue Price for each Offer Share.

The Management and Underwriting Agreement may be terminated by the Manager at any time before the close of the Application List on the occurrence of certain events including, *inter alia*:–

(a) the issue of a stop order by the Authority in accordance with Section 242 of the Securities and Futures Act;

(b) event or events which shall in the opinion of the Manager (1) result or be likely to result in a material adverse fluctuation or adverse conditions in the stock market in Singapore or elsewhere or (2) be likely to prejudice the success of the offer or subscription of the New Shares (whether in the primary market or in respect of dealings in the secondary market) or (3) make it impracticable, inadvisable, inexpedient or uncommercial to proceed with any of the transactions contemplated in the Management and Underwriting Agreement or (4) be likely to have an adverse effect on the business, trading position, operations or prospects of the Company or of the Group as a whole or (5) be such that no reasonable underwriter would have entered into the Management and Underwriting Agreement or (6) make it uncommercial or otherwise contrary to or outside the usual commercial practices of underwriting in Singapore for the Underwriter to observe or perform or be obliged to observe or perform the terms of the Management and Underwriting Agreement; or

(c) in the event that the Placement Agent does not receive subscriptions and payments for 95% of the Placement Shares by 6.00 pm on 6 May 2004, the Underwriter may terminate the Management and Underwriting Agreement.

Placement Shares (excluding Reserved Shares)

The Placement Shares (excluding Reserved Shares) are reserved for placement to members of the public in Singapore and institutional investors. Application for the Placement Shares may only be made by way of application form or through the IPO website www.ePublicOffer.com. The terms and conditions and procedures for application and acceptance are described in "*Appendix K — Terms and Conditions and Procedures for Application*" of this Prospectus.

Pursuant to the placement agreement dated 30 April 2004 between our Company, the Manager and the Placement Agent (the "Placement Agreement"), the Placement Agent has agreed to subscribe or procure subscriptions for the Placement Shares (including the Reserved Shares") for a placement commission of 3.0% of the Issue Price for each Placement Share, payable by our Company. The Placement Agent may, at its absolute discretion, appoint one or more sub-placement agents for the Placement Shares.

Subscribers and purchases of Placement Shares may be required to pay a brokerage of up to 1.0% of the Issue Price for each Placement Agent.

The Placement Agreement is conditional upon the Management and Underwriting Agreement not having been terminated or rescinded pursuant to the provisions of the Management and Underwriting Agreement. In the event that the Placement Agent does not receive subscriptions and payments for 95% of the Placement Shares by 6.00 pm on 6 May 2004, the Placement Agent shall be entitled to terminate the Placement Agreement.

Reserved Shares

To recognise the contributions to our Group, we have reserved 5,500,000 Placement Shares for subscription by our Independent Directors, employees, business associates as well as those who have contributed to the success of our Group. These Reserved Shares will be offered on the same terms and conditions as other Placement Shares.

These Reserved Shares are not subject to any moratorium and may be disposed of after the admission of our Company to the Official List of the SGX-ST. However, none of them will be offered more than 5% of the total Invitation size. In the event that any of the Reserved Shares are not taken up, they will be made available to satisfy excess applications (if any) for the New Shares in the Offer and/or the Placement.

GENERAL AND STATUTORY INFORMATION

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS

(1) Mr Chow Kok Kee was a director of Oakwell Engineering Limted ("Oakwell"), a public company limited by shares incorporated in Singapore and listed on the SGX-ST. Oakwell is principally engaged in engineering, trading and contracting services.

Oakwell was served a winding-up petition on 8 August 2001 in respect of bank borrowings. On 28 August 2001, Oakwell obtained a Singapore court order to stay the winding-up proceedings and entered into a scheme of arrangement that was approved by the majority of its secured creditors and sanctioned by the court on 9 November 2001. The winding-up petition was subsequently withdrawn with the consent of the court on 23 November 2001. Oakwell announced the successful finalisation of a debt restructuring plan with its secured creditors on 23 May 2003. Mr Chow has resigned as a director of Oakwell on 23 May 2003.

Save as disclosed above, none of our Directors or Executive Officers is or was involved in any of the following events:–

(a) during the last ten years, a petition under any bankruptcy laws of any jurisdiction filed against him or against a partnership of which he was a partner;

(b) during the last ten years, a petition under any law of any jurisdiction filed against a corporation of which he was a director or key executive for the winding-up of that corporation on the ground of insolvency;

(c) any unsatisfied judgments against him;

(d) a conviction of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for three months or more, or any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose;

(e) a conviction of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or any criminal proceedings (including pending criminal proceedings which he is aware of) for such breach;

(f) during the last ten years, judgement entered against him in any civil proceeding in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part;

(g) a conviction in Singapore or elsewhere of any offence in connection with the formation or management of any corporation;

(h) disqualification from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation;

(i) the subject of any order, judgement or ruling of any court, tribunal or governmental body permanently or temporarily enjoining him from engaging in any type of business practice or activity; and

(j) to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of affairs of:–

  (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or

  (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership.

2. Save as disclosed under "*ChinaCast Pre-IPO Employee Share Option Scheme*" and "*ChinaCast Post-IPO Employee Share Option Scheme*" on pages 94 to 100 of this Prospectus, no person (including an Director or Executive Officer) has been, or is entitled to be, given an option to subscribe for any Shares in or debentures of our Company.

SHARE CAPITAL

3. Save as disclosed below and set out under "*Share Capital*" on pages 54 and 55 of the Prospectus, there were no changes in the issued and paid-up capital of the Company and its subsidiaries within the three years preceding the date of lodgement of this Prospectus.

ChinaCast Communication Network Company Ltd

Date	Purpose	Par Value (US$)	Issue Price/ Consideration (US$)	Number of Shares	Resultant issued Share capital (US$)
8 April 2003	Subscriber Shares	1.00	1.00	1	1.00
4 September 2003	Restructuring Exercise	0.01	569,486.23	56,948,623	569,487.23
4 September 2003	Restructuring Exercise	0.01	197,0290.58	19,702,958	766,516.81
4 September 2003	Working Capital	0.01	13,500,000	18,058,580	947,102.61

ChinaCast Technology (Shanghai) Limited[1]

Date	Purpose	Issue Price/ Consideration (RMB)	Resultant registered capital (RMB)
27 May 2002	Working capital	5,000,000	6,000,000
12 August 2003	Working capital	4,000,000	10,000,000
1 December 2003	Working capital	5,000,000	15,000,000

Note:–

(1) CCT Shanghai has a registered capital of US$15 million, of which US$11 million has been paid up. The balance of the registered capital is required to be paid up by 1 December 2005. Our subsidiary, CCT Shanghai, is licensed to operate for a fixed period of time. The term of operation for CCT Shanghai is from 20 December 2000 to 19 December 2020. During the period of six months before the expiry of the operation period of our subsidiary, we may apply for an extension of this operation period. If the operation period is not extended and after the expiry of the operation period, the subsidiary may be liquidated and the remaining assets of the subsidiary can be returned to its shareholders after payment of liquidation expenses and all debts.

4. Save as disclosed above and on pages 54 and 55 of this Prospectus, no Shares or debentures were issued or were agreed to be issued by the Company for cash or for a consideration other than cash during the last two years.

In April 2000, CCT adopted a stock option plan (the "CCT Plan"), further details of which are set out on page H-20 of this Prospectus. No option has been granted and we do not intend to grant any option under the CCT Plan. We intend to terminate the CCT Plan following our listing on the SGX-ST.

In July 2003, CCN adopted a stock option plan (the "CCN Plan"), further details of which are set out on page I-20 of this Prospectus. No option has been granted and we do not intend to grant any option under the CCN Plan. We intend to terminate the CCN Plan following our listing on the SGX-ST.

MATERIAL CONTRACTS

5. The following contracts not being contracts entered into in the ordinary course of business have been entered into by our Company and our subsidiaries within the two years preceding the date of lodgement of this Prospectus and are or may be material:–

(a) Share swap agreement dated 16 July 2003 between CCN and the Series A Investors and CCT Common Shareholders;

(b) Sale and purchase agreement dated 11 July 2003 between CCN and Daniel Chan Ho Man;

(c) Sale and purchase agreement dated 13 June 2003 between CCN and Greatrait Limited;

(d) Deed of ratification and accession dated 4 September 2003 executed by CCN in relation to the CCT shareholders' agreement dated 11 September 2000;

(e) Series B lead investors subscription agreement dated 27 March 2003 between CCT, China New Economy Logistics Holdings Company Limited, TVI, Capitol Hill Technology Partners Limited and Chiu, Szeto & Cheng Solicitors (the "Escrow Agent");

(f) Deed of novation dated 28 July 2003 relating to the Series B lead investors subscription agreement (as described in paragraph 5(e) above) executed by CCN, Capitol Hill Technology Partners Limited and the Escrow Agent;

(g) Subscription agreement dated 25 April 2003 between GC&C Holdings Limited, CCT and the Escrow Agent;

(h) Deed of novation dated 28 July 2003 relating to the subscription agreement (as described in paragraph 5(g) above) executed by CCN, CCT, GC&C Holdings Limited and the Escrow Agent;

(i) Series B investment agreement dated 16 July 2003 between CCN, the Series B Investors, Chan Tze Ngon, Ron and Yin Jian Ping;

(j) Shareholders agreement dated 4 September 2003 between CCN, the Series B Investors, Super Dynamics Consultancy Limited, Sergio Ventures Limited, Bostwicken Consultancy Limited, Isthoch Assets Limited, Kenbell Management Limited, Time Global International Limited, Ace Choice Management Limited, Avia Growth Opportunities Limited, Chan Tze Ngon, Ron, Yin Jian Ping and Li Wei;

(k) Investor rights agreement dated 4 September 2003 between CCN, the Series A Investors, GC&C Holdings Limited, China New Economy Logistics Holdings Company Limited, TVI, Ace Choice Management Limited and Avia Growth Opportunities Limited;

(l) Letter of agreement dated 28 July 2003 from CCN to the Series A Investors;

(m) Stock divesting agreement dated 4 September 2003 between Yin Jian Ping, Chan Tze Ngon, Ron, Li Wei, Super Dynamics Consultancy Limited, Time Global International Limited and CCN;

(n) Deed of discharge and release dated 28 July 2003 between Chan Tze Ngon, Ron and CCT;

(o) Second restated and amended deed to loan agreement dated 28 July 2003 between TVH and CCT;

(p) Supplemental CCL Share Pledge Agreement executed on 13 September 2003 between CCL Shareholders, CCL and CCT Shanghai;

(q) Novation deed dated 11 September 2003 between CCT Shanghai, CCL, CCL Shareholders, CCLX and Li Wei in relation to the CCL Technical Services Agreement;

(r) Supplemental Novation Deed dated 29 March 2004 CCT Shanghai, CCL, CCL SHareholders, CCLX and Li Wei in relation to the novation deed (as described in paragraph 5(q) above);

(s) CCLX pledge agreement dated 11 August 2003 between CCL, Li Wei, CCLX and CCT Shanghai;

(t) Agreement dated 25 August 2003 between CCL, CCLX, Li Wei and CCT Shanghai;

(u) Technical services agreement dated 11 August 2003 between CCT Shanghai, CCL, Li Wei and CCLX;

(v) Supplemental agreement dated 29 March 2004 between CCT Shanghai, CCL, Li Wei and CCLX, pursuant to which the technical services agreement (as described in paragraph 5(u) above) is amended;

(w) Voting agreement dated 11 August 2003 between CCL and CCT Shanghai;

(x) Termination deed dated 29 March 2004 between Li Wei and CCT Shanghai in relation to the voting agreement described in paragraph 5(w) above;

(y) Voting agreement dated 11 August 2003 between Li Wei and CCT Shanghai;

(z) Termination deed dated 29 March 2004 between CCL and CCT Shanghai in relation to the voting agreement described in paragraph 5(y) above;

(aa) Supplemental deed dated 11 August 2003 between CCT Shanghai and CCT in relation to the Internal Technical Services Agreement;

(bb) Loan agreement dated 29 March 2004 between CCT Shanghai and Shenzhen Development Bank Co., Ltd.;

(cc) Sale and purchase agreement dated 3 February 2004 between CCN and Bickford Management Limited;

(dd) Revenue and Cost Allocation Agreement dated 29 March 2004 between CCT Shanghai, CCLX, CCL and Li Wei;

(ee) Trade mark transfer agreement dated 18 January 2004 between CCL and CCT Shanghai;

(ff) Trade mark licensing agreement dated 18 January 2004 between CCT Shanghai, CCL and CCLX;

(gg) Assignment of loan from CCL to CCLX dated 26 March 2004 between CCT Shanghai, CCL and CCLX;

(hh) Agreement dated 31 January 2004 between TVH, the Company and Chan Tze Ngon, Ron for the remuneration expenses of Chan Tze Ngon, Ron

(ii) Agreement dated 31 January 2004 between TVH, the Company and Chow Siu Lam Cliff for the remuneration expenses of Cliff Chow; and

(jj) Share swap agreement dated 29 March 2004 between our Company, CCN and the shareholders of CCN being the Series B Investors, Super Dynamic Consultancy Limited, Sergio Ventures Limited, Bostwicken Consultancy Limited, Isthoch Assets Limited, Kenbell Management Limited, Time Global International Limited, Ace Choice Management Limited, Avia Growth Opportunities Limited, Duke Group Limited, Panwell Investment Limited and Virtual Century Group Limited.

LITIGATION

6. Neither our Company nor any of our subsidiaries is engaged in any litigation as plaintiff or defendant in respect of any claims or amounts which are material in the context of the Invitation and our Directors have no knowledge of any proceedings pending or threatened against our Company or any of our subsidiaries or any facts likely to give rise to any litigation, claims or proceedings which might materially affect the financial position or the business of our Company or any of our subsidiaries.

MISCELLANEOUS

7. The nature of our business is stated on pages 69 to 83 of this Prospectus. As at the Latest Practicable Date, the corporations which are deemed to be related to us by virtue of Section 6 of the Companies Act are set out in the Compilation Report on page A-10 of this Prospectus.

8. The estimated amount of expenses of the Invitation and of the application for listing, including underwriting and placement commission, brokerage, management fee, professional fees to reporting accountants and solicitors to the Invitation and all other incidental expenses in relation to this Invitation is approximately S$50.5 million, which will be borne by us. A breakdown of these estimated expenses is as follows:–

	S$'000
Listing fees	25
Professional fees	1,300
Underwriting commission, placement commission and brokerage	1,620
Miscellaneous expenses	700
Total estimated expenses of the Invitation	3,645

9. Save as disclosed on pages 28 to 32 of this Prospectus under the Section on "*Risk Factors*", our Directors are not aware of any relevant material information including trading factors or risks not mentioned elsewhere in this Prospectus which is unlikely to be known or anticipated by the general public and which could materially affect the profits of our Company and our subsidiaries.

10. No commission, discount or brokerage has been paid or other special terms granted within the two years preceding the Latest Practicable Date or is payable to any Director, promoter, expert, proposed Director or any other person for subscribing or agreeing to subscribe or procure subscriptions for any shares in, or debentures of, our Company or any of our subsidiaries.

11. No expert is employed on a contingent basis by our Company or any of our subsidiaries, has a material interest, whether direct or indirect, in the shares of our Company or our subsidiaries, or has a material economic interest, whether direct or indirect, in our Company, including an interest in the success of the Offer.

12. Save as disclosed in the section "Subsequent Events" in "*Appendix H — Audited Financial Statements of ChinaCast Technology (BVI) Limited for the past three financial years ended 31 December 2002*" on pages H-27 and H-28 of this Prospectus and "*Appendix I — Audited Financial Statements of ChinaCast Communication Network Company Ltd for the nine month financial period ended 30 September 2003*" on page I-29 of this Prospectus, the Directors are not aware of any event which has occurred since 30 September 2003, which may have a material effect on the financial information provided in the Compilation Report.

CONSENTS

13. The Auditors of ChinaCast Communication Network Company Ltd and ChinaCast Technology (BVI) Limited have given and have not withdrawn their written consent to the issue of this Prospectus with the inclusion herein of the Audited Financial Statements of ChinaCast Technology (BVI) Limited for the past three financial years ended 31 December 2003 and the Audited Financial Statements of ChinaCast Communication Network Company Ltd, the nine month financial period ended 30 September 2003 and an extract of the financial statements of CCL BJ and CCLX, which have been audited by the Auditors as set out on page A-23 of the Prospectus in the Compilation Report in the form and context in which they appear in this Prospectus and to act in such capacity in relation to this Prospectus.

14. The Reporting Auditors have given and have not withdrawn their written consent to the issue of this Prospectus with the inclusion herein of the Compilation Report in the form and context in which it appears in this Prospectus and to act in such capacity in relation to this Prospectus.

15. The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion herein of the "*Opinion of the Independent Financial Adviser*" on page 110 of this Prospectus and the Letter from the Independent Financial Adviser to the Audit Committee of ChinaCast Communication Holdings Limited in the form and context in which they appear in this Prospectus and to act in such capacity in relation to this Prospectus.

16. Save as set out in the two paragraphs below, each of the Solicitors to the Invitation and Legal Advisers to the Company on Singapore Law, the Legal Advisers to the Company on PRC Law, the Legal Advisers to the Manager and Underwriter and Placement Agent on PRC Law, the Legal Advisers to the Company on Hong Kong Law, the Legal Advisers to the Company on Bermuda Law, the Share Registrar for the Invitation and Singapore Share Transfer Agent, the Bermuda Registrar and Share Transfer Agent and the Receiving Banker do not make, or purport to make, any statement in this Prospectus or any statement upon which a statement in this Prospectus is based and, to the maximum extent permitted by law, expressly disclaim and to take no responsibility for any liability to any person which is based on, or arises out of, the statement, information or opinions in this Prospectus.

    Jingtian & Gongcheng, the Legal Advisers to the Company on PRC Law, have given and have not withdrawn their written consent to the issue of this Prospectus with the inclusion herein of their name and all references thereto, the statements on pages 28 and 29 of this Prospectus under the section "*Risk Factors — If the PRC regulatory authorities view our corporate activities as being in non-compliance with applicable PRC laws and regulations, including but not limited to restrictions on foreign investments, changes in applicable laws and regulations or impositions on additional requirements and conditions that we are unable to comply with, our business in the PRC will be adversely affected*" relating to the structure of the Group and the statements on page 66 of this Prospectus under the section "*Group Structure — Legal Advice on Group Structure*" relating to the structure of the Group of this Prospectus, in the form and context in which they appear in this Prospectus and to act in such capacity in relation to this Prospectus.

    GFE Law Office, the Legal Advisers to the Manager and Underwriter and Placement Agent on PRC Law, have given and have not withdrawn their written consent to the issue of this Prospectus with the inclusion herein of their name and all references thereto, the statements on pages 28 and 29 of this Prospectus under the section "*Risk Factors — If the PRC regulatory authorities view our corporate activities as being in non-compliance with applicable PRC laws and regulations, including but not limited to restrictions on foreign investments, changes in applicable laws and regulations or impositions on additional requirements and conditions that we are unable to comply with, our business in the PRC will be adversely affected*" relating to the structure of the Group of this Prospectus and the statements on page 66 of this Prospectus under the section "*Group Structure — Legal Advice on Group Structure*" relating to the structure of the Group of this Prospectus, in the form and context in which they appear in this Prospectus and to act in such capacity in relation to this Prospectus.

STATEMENT BY DIRECTORS OF THE COMPANY

17. This Prospectus has been seen and approved by our Directors and they collectively and individually accept the full responsibility for the accuracy of the information given in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, that the facts stated and the opinions expressed herein are fair and accurate in all material respects as of the date hereof and there are no other facts the omission of which would make any statements herein misleading, and that this Prospectus constitutes full and true disclosure of all material facts about the Invitation and our Group.

STATEMENT BY THE MANAGER

18. The Manager acknowledges that, having made due and careful enquiry and to the best fo its knowledge and belief, based on information furnished to it by our Group, this Prospectus constitutes a full and true disclosure of all the material facts about the Invitation and our group, and it is not aware of any other facts, the omission of which would make any statements herein misleading.

DOCUMENTS AVAILABLE FOR INSPECTION

19. Copies of the following documents may be inspected at the office of Wong Partnership at 80 Raffles Place, #58-01 UOB Plaza 1, Singapore 048624 during normal business hours for a period of 6 months from the date of registration of this Prospectus:–

(a) the Memorandum of Association and Bye-Laws of our Company;

(b) the Compilation Report as set out on pages A-1 to A-38 of this Prospectus;

(c) the material contracts referred to on pages 115 and 116 of this Prospectus;

(d) the letter of consent referred to on pages 117 to 118 of this Prospectus;

(e) the Service Agreements referred to on pages 92 to 93 of this Prospectus;

(f) the audited consolidated financial statements of ChinaCast Technology (BVI) Limited for the past three financial years ended 31 December 2002;

(g) the audited consolidated financial statements of ChinaCast Communication Network Company Ltd. for the nine month financial period ended 30 September 2003;

(h) the audited financial statements of ChinaCast Co., Ltd (Beijing Branch) for the period from January 21, 2000 to 31 December 2000, for financial years ended 31 December 2001 and 31 December 2002 and for the period ended 30 September 2003; and

(i) the audited financial statements of ChinaCast Li Xiang Co., Ltd for the financial period from 7 May 2003 to 30 September 2003.

This page has been intentionally left blank.

April 30, 2004

The Board of Directors
ChinaCast Communication Holdings Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Dear Sirs

COMPILATION REPORT OF THE REPORTING AUDITORS ON THE PROFORMA FINANCIAL INFORMATION

This Compilation Report has been prepared for inclusion in the Prospectus dated April 30, 2004 (the "Prospectus") in connection with the invitation in respect of new shares in the capital of ChinaCast Communication Holdings Limited (the "Company").

We report on the proforma financial information for the three financial years ended December 31, 2002 ("FY 2000 to FY 2002") and nine months financial period ended September 30, 2003 ("FP 2003") set out on pages A-3 and A-38 of the Prospectus which has been prepared for illustrative purposes only and based on certain assumptions after making certain adjustments to show what:–

(i) the financial results of the proforma Group for FY 2000 to FY 2002 and FP 2003 would have been if the group structure as of the date of the lodgement of the Prospectus had been in place throughout the years under review, or since the respective dates of incorporation of the companies in the Proforma Group whichever is later;

(ii) the financial position of the proforma Group as at December 31, 2002 and September 30, 2003, changes in equity and cash flows for the financial year ended December 31, 2002 and nine months financial period ended September 30, 2003 would have been if the group structure as of the date of the lodgement of the Prospectus had been in place on that date; and

(iii) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the lodgement of the prospectus had been in place on that date.

The proforma financial information for FY 2000 to FY 2002 and FP 2003, because of their nature, may not give a true picture of the Group's actual financial position or results.

The proforma financial information for FY 2000 to FY 2002 and FP 2003 are the responsibility of the Company's directors. Our responsibility is to express an opinion on the proforma financial statements based on our work.

We carried out our procedures in accordance with Singapore Statements of Auditing Practice 24: Auditors and Public Offering Documents. Our work, which involved no independent examination of the underlying financial statements, consisted primarily of comparing the proforma financial information to the financial statements of the Group, considering the evidence supporting the adjustments and discussing the proforma financial information for FY 2000 to FY 2002 and FP 2003 with the directors of the Company.

In our opinion:

(a) the proforma financial information of the Group for FY 2000 to FY 2002 and FP 2003 have been properly prepared in a manner consistent with both the format of the financial statements and the accounting policies of the Company;

(b) the proforma financial information of the Group for FY 2000 to FY 2002 and FP 2003 have been properly compiled on the basis stated in Section E 2 to these proforma financial information from the financial statements of the entities in the proforma Group, and such financial statements have been prepared in accordance, or consistent, with the International Financial Reporting Standard; and

(c) each material adjustment made to the information used in the preparation of the proforma financial information for FY 2000 to FY 2002 and FP 2003 is appropriate for the purpose of preparing such financial information.

Yours faithfully

Deloitte & Touche
Certified Public Accountants
Singapore

Ernest Kan Yaw Kiong
Partner

A. PROFORMA GROUP BALANCE SHEETS

	Notes	As at December 31, 2002 RMB'000	As at September 30, 2003 RMB'000
ASSETS			
Current assets:			
Cash and bank balances		27,439	106,262
Trade receivables	8	35,842	30,043
Other receivables and prepayments	9	1,833	3,863
Amount due from related parties — non trade	10	—	6,816
Total current assets		65,114	146,984
Non-current assets:			
Amount due from related parties — non trade	10	63,111	116,416
Property, plant and equipment	11	5,636	6,469
Deferred tax assets	12	6,922	6,389
Total non-current assets		75,669	129,274
Total assets		140,783	276,258
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of bank loan	13	—	60
Trade payables	14	6,710	1,730
Other payables	15	1,365	1,256
Income tax payable		11,377	20,391
Amount due to related parties — non trade	16	13,537	14,629
Current portion of finance lease	17	—	156
Total current liabilities		32,989	38,222
Non-current liabilities:			
Bank loan	13	—	140
Finance lease	17	—	533
Amount due to related parties — non trade	16	28,624	17,397
Total non-current liabilities		28,624	18,070
Shareholders' equity		79,170	219,966
Total liabilities and shareholders' equity		140,783	276,258

B. PROFORMA CONSOLIDATED PROFIT AND LOSS STATEMENT

	Notes	Financial year ended December 31			Nine months financial period ended September 30, 2003	(Based on unaudited management accounts presented for comparative purpose only) Nine months financial period ended September 30, 2002
		2000	2001	2002		
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	21	—	27,806	77,381	58,250	58,035
Cost of sales		—	(13,578)	(34,369)	(27,512)	(25,774)
Gross profit		—	14,228	43,012	30,738	32,261
Service fee	22	(8,265)	(3,442)	(727)	12,548	(2,187)
Other income	23	676	263	500	241	434
Selling expenses		(5,461)	(10,059)	(6,245)	(2,060)	(3,960)
Administrative expenses		(30,431)	(37,368)	(18,447)	(12,701)	(13,932)
Share of results of an associate	24	(5,401)	—	—	—	—
Allowance for loan and impairment loss of an associate	24	(1,935)	—	—	—	—
Profit (Loss) from operations		(50,817)	(36,378)	18,093	28,766	12,616
Finance costs	25	(1,301)	(2,235)	(1,178)	(815)	(883)
Profit (Loss) before income tax	26	(52,118)	(38,613)	16,915	27,951	11,733
Income tax (expense) credit	28	2,323	(1,580)	(5,916)	(9,526)	(3,791)
Net profit (loss) for the year		(49,795)	(40,193)	10,999	18,425	7,942
Earnings (loss) per share (RMB cents)	29	(15.04)	(12.14)	3.32	2.40	5.56

C. PROFORMA GROUP CONSOLIDATED MOVEMENT IN SHAREHOLDERS' EQUITY

	Proforma share capital RMB'000	Translation reserve RMB'000	Legal reserve RMB'000	Accumulated losses RMB'000	Total RMB'000
Balance at January 1, 2002	161,992	—	—	(93,792)	68,200
Net profit for the year	—	—	—	10,999	10,999
Translation adjustment	—	(29)	—	—	(29)
Balance at December 31, 2002	161,992	(29)	—	(82,793)	79,170
Issuance of redeemable convertible preference shares	111,614	—	—	—	111,614
Reversal of minority interest against accumulated losses arsing from restructuring exercise	(1,032)	—	—	1,032	—
Arising from restructuring exercise	(1,500)	—	—	—	(1,500)
Capital contribution from waiver of loans (Note 16)	13,120	—	—	—	13,120
Net profit for the financial period	—	—	—	18,425	18,425
Transfer to legal reserve	—	—	556	(556)	—
Translation adjustment	—	(863)	—	—	(863)
Balance at September 30, 2003	284,194	(892)	556	(63,892)	219,966

D. PROFORMA GROUP CASH FLOW STATEMENT

	Financial year ended December 31, 2002	Nine months financial period ended September 30, 2003	(Based on unaudited management accounts presented for comparative purposes only) Nine months financial period ended September 30, 2002
	RMB'000	RMB'000	RMB'000
Cash flows from operating activities:			
Profit before income tax	16,915	27,951	11,733
Adjustments for:			
Depreciation expense	1,952	1,599	1,464
Interest income	(435)	(241)	(434)
Interest expense	1,178	815	883
Allowances for doubtful other receivables from outside parties	1,068	18	1,061
Allowance for doubtful receivables from a related party	390	—	—
Loss on disposal of property, plant and equipment	1,248	—	1,248
Operating profit before working capital changes	22,316	30,142	15,955
Trade receivables	(35,842)	5,799	(33,899)
Other receivables and prepayments	6,627	(2,048)	—
Trade payables	4,258	(3,438)	6,159
Other payables	776	(619)	749
Amount due from related parties — non trade	—	(12,099)	—
Amount due to related parties — non trade	5,491	(10,135)	3,509
Cash from (used in) operations	3,626	7,602	(7,527)
Interest paid	(1,178)	(815)	(883)
Interest received	435	241	434
Income tax (paid) credit	(3)	21	—
Net cash from (used in) operating activities	2,880	7,049	(7,976)
Cash flows from investing activities:			
(Advances to) Repayment from related parties — non trade	(5,282)	(48,022)	5,591
Purchase of property, plant and equipment	(4)	(2,426)	(4)
Net cash (used in) from investing activities	(5,286)	(50,448)	5,587
Cash flows from financing activities	—	109,082	—
Proceeds from issuance of ordinary shares	—	200	—
Proceeds from borrowing	—	689	—
Finance lease	—	—	—
Capital contribution	—	13,120	—
Net cash from financing activities	—	123,091	—
Net effect of exchange rate changes in consolidating subsidiaries	(29)	(869)	(27)
Net (decrease) increase in cash and cash equivalents	(2,435)	78,823	(2,416)
Cash and cash equivalents at beginning of year/period	29,874	27,439	29,874
Cash and cash equivalents at end of year/period	27,439	106,262	27,458

E. NOTES TO PROFORMA GROUP FINANCIAL STATEMENTS

1. General

The Company is incorporated in Bermuda with its registered office at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and its principal place of business at 15F Ruoy Chai International Building, No.8 Yong An-Dongli, Jian Guo Men Wai Avenue, Beijing 100022, People's Republic of China. The financial information set out in this report is expressed in Chinese Renminbi ("RMB"), show the proforma consolidated profit and loss statement of the proforma Group for each of the three years ended December 31, 2000, 2001 and 2002 and nine months financial period ended September 30, 2003, the proforma consolidated cash flow statement of the proforma Group for the year ended December 31, 2002 and nine months financial period ended September 30, 2003 and the proforma consolidated balance sheets of the Proforma Group as at December 31, 2002 and September 30, 2003.

The principal activity of the Company is that of an investment holding company.

The principal activities of the proforma Group are described in Note 3 to the proforma financial statements.

2. Basis of preparation of proforma financial information

The unaudited proforma Group financial information for the financial years ended December 31, 2000, 2001 and 2002 and nine months financial period ended September 30, 2003 have been prepared based on a Restructuring Exercise as stated below to the proforma Group financial statements.

Restructuring Exercise

In preparation of the proposed listing on the Singapore Exchange Securities Trading Limited, the following steps were taken in the Restructuring Exercise:

(a) Share swap and investment in ChinaCast Communication Network Company Ltd ("CCN")

CCN was incorporated on April 8, 2003 and was established to acquire all the issued and paid up share capital of ChinaCast Technology (BVI) Limited ("CCT BVI") pursuant to:–

(i) Share swap agreement dated July 16, 2003 between (A) CCN (as purchaser) and (B) the Series A Investors and CCT BVI Common Shareholders (as vendors). Pursuant to this agreement, CCN acquired 56,740,344 CCT ordinary shares of US$0.01 each in the capital of CCT BVI (the "CCT Common Shares") and the 17,184,000 series A redeemable convertible preferred shares of US$0.01 each in the capital of CCT BVI. The consideration for the acquisition was satisfied by the issue of an aggregate of 56,948,623 ordinary shares of US$0.01 each in CCN (the "CCN Common Shares") and 19,702,958 series A redeemable cumulative convertible preference shares of US$0.01 each in the capital of CCN (the "Series A CCN Preference Shares") to the Series A Investors, the CCT BVI Common shareholders and/or their nominees.

(ii) Sale and purchase agreement dated July 11, 2003 between CCN and Daniel Chan Ho Man. Pursuant to this agreement, CCN acquired 862,084 CCT Common Shares for a cash consideration of US$1.00.

(iii) Sale and purchase agreement dated June 13, 2003 between CCN and Greatrait Limited. Pursuant to this agreement, CCN acquired 4,232,200 CCT Common Shares for a cash consideration of US$180,000.

(iv) Sale and purchase agreement dated February 3, 2004 between CCN and Brickford Management Limited. Pursuant to this agreement, CCN acquired 1,293,125 CCT Common Shares for a cash consideration of US$55,000.

2. Basis of preparation of proforma financial information *(cont'd)*

On July 16, 2003, the Series B Investors entered into an investment agreement with CCN, Mr Ron Chan Tze Ngon and Mr Yin Jianping pursuant to which GC&C Holdings Limited, China New Economy Logistic Holdings Company Limited, Technology Venture Investments Limited, Ace Choice Management Limited, Avia Growth Opportunities Limited, Hughes Network Systems Inc, Intel Pacific, Inc and Cyber Smart Trading Limited subscribed for 1,337,673, 8,694,872, 2,675,345, 2,675,345, 668,836, 668,836, 668,836, 668,836 Series B redeemable cumulative convertible preference shares of US$0.01 each in the share capital of CCN (the "Series B CCN Preference Shares") for a consideration of US$1,000,000, US$6,500,000, US$2,000,000, US$2,000,000, US$500,000, US$500,000, US$500,000 and US$500,000 respectively.

On December 20, 2003 China New Economy Logistic Holdings Company Limited transferred 1,508,300, 1,508,300, 3,000,000 and 2,678,272 Series B CCN Preference Shares to Duke Group Limited Panwell Investment Limited, Capitol Hill Technology Partners Limited and Virtual Century Group Limited respectively for the aggregate consideration of US$7,390,600 on a willing seller and willing buyer basis.

(b) Incorporation of the Company and the acquisition of CCN

On November 20, 2003 the Company was incorporated in Bermuda as an investment holding company of the Group.

Pursuant to a share swap agreement dated March 29, 2004, the Company acquired the entire issued and paid up share capital of CCN comprising of 56,948,623 CCN Common Shares, 19,702,958 Series A CCN Preference Shares and 18,058,580 Series B CCN Preference Shares for a total consideration of US$26,505,320 based on the NTA value of CCN as at September 30, 2003. The consideration was satisfied by the issue of an aggregate of 2,649,332,008 new ordinary shares of US$0.01 each in the company to the Series B Investors, Super Dynamic Consultancy Limited, Sergio Ventures Limited, Bostwicken Consultancy Limited, Isthoch Assets Limited, Kenbell Management Limited, Time Global International Limited, Ace Choice Management Limited, Avia Growth Opportunities Limited, Duke Group Limited, Panwell Investment Limited and Virtual Century Group Limited and the crediting as fully paid, at par, the 1,200,000 nil-paid ordinary shares of US$0.01 each in the Company then held by Kenbell Management Limited.

The ChinaCast Co., Ltd ("CCL") Restructuring Exercise undertaken by the CCL Group

A restructuring exercise was carried out by CCL (the "CCL Restructuring Exercise") to rationalise the business of CCL by transferring its assets and undertakings relating to the satellite broadband business to ChinaCast Li Xiang Co., Ltd ("CCLX"). The restructuring exercise also involved the transfer of the VSAT and ISP licence (which is required in order for CCLX to provide the satellite broadband services) from CCL to CCLX, which transfer was approved by the PRC Ministry of Information Industry. The following steps were taken in connection with the CCL Restructuring Exercise:

(i) The parties to the CCL Technical Services Agreement and CCLX executed a deed dated September 11, 2003 pursuant (and as amended by a supplemental novation deed dated March 29, 2004) (the "Novation Deed"), to effect a novation of CCL's rights, title, interest and obligations in the CCL Technical Services Agreement to CCLX with effect from two months after the date on which CCLX receives the ordinary tax payer status.

(ii) CCT Shanghai, CCLX, CCL and Li Wei also entered into the Technical Services Agreement, pursuant to which CCT Shanghai agreed to provide technical services to CCLX in the implementation of CCLX's satellite broadband businesses in the Peoples' Republic of China ("PRC"). The terms of the Technical Services Agreement are substantively the same as those found in the CCL Technical Services Agreement.

2. **Basis of preparation of proforma financial information *(cont'd)***

The proforma Group financial information are prepared for illustrative purposes only and are prepared based on certain assumptions after making certain adjustments to show what:

(a) the financial results of the proforma Group for FY 2000 to FY 2002 and FP 2003 would have been if the group structure as of the date of lodgement of the Prospectus had been in place throughout the years under review, or since the respective dates of incorporation of the companies in the proforma Group whichever is later;

(b) the financial position of the proforma Group as at December 31, 2002 and September 30, 2003, changes in equity and cash flows for the financial year ended December 31, 2002 and nine months financial period ended September 30, 2003 would have been if the group structure as of the date of lodgement of the Prospectus had been in place on that date; and

(c) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the lodgement of the Prospectus had been in place on that date.

However, the proforma financial information of the proforma Group is not necessarily indicative of the results of the operations or the related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

The unaudited proforma Group financial information are based on:

(a) the audited consolidated financial statements of CCT BVI for the financial year ended December 31, 2000 to 2002;

(b) the audited consolidated financial statements of Chinacast Communication Network Company Limited ("CCN") for the period ended September 30, 2003.

(c) the audited financial statements of ChinaCast Co., Ltd, Beijing Branch ("CCL BJ") (A Branch of ChinaCast Co., Ltd) for the period from January 21, 2000 (date of incorporation) to December 31, 2002 and nine months financial period ended September 30, 2003; and

(d) the audited financial statements of ChinaCast Li Xiang Co., Ltd ("CCLX") (A subsidiary of ChinaCast Co., Ltd) for the period from May 7, 2003 (date of incorporation) to September 30, 2003.

All material inter-company transactions and balances have been eliminated in the preparation of the proforma Group financial statements.

3. Details of proforma Group

The particulars of the subsidiaries in the proforma Group which have been included in the preparation of the proforma consolidated financial information are as follows:

Name	Date of incorporation	Principal activities	Place of incorporation and operation	Effective equity interest held by the Group
				%
Subsidiaries				
ChinaCast Communication Network Company Ltd[(1)]	April 8, 2003	Investment holding company	British Virgin Islands	100
Held by ChinaCast Communication Network Company Ltd				
ChinaCast Technology (BVI) Limited[(1)]	June 18, 1999	Technology enablers in the satellite communication industry	British Virgin Islands	96
Held by ChinaCast Technology (BVI) Limited				
ChinaCast Technology (HK) Limited[(1)]	October 4, 1999	Liaison office for its group of companies	Hong Kong	96
ChinaCast Technology (Shanghai) Limited[(1)]	December 20, 2000	Liaison office for its group of companies	People's Republic of China	96

Note:

(1) Audited by Deloitte Touche Tohmatsu, Beijing ("DTT Beijing"), a branch office of Deloitte Touche Tohmatsu, Shanghai (a member of the Chinese Institute of Certified Public Accountants) located at 11/F Deloitte Tower, Sun Dong An Plaza, 138 Wangfujing Dajie, Beijing 100006, People's Republic of China.

The respective auditors' report on the entities in the proforma Group for the financial period covered under the proforma financial statements were not subject to any audit qualification.

4. Summary of significant accounting policies

The accounting policies which have been consistently adopted in preparing the proforma financial statements are set out as follows:

(a) Basis of Accounting

The proforma Group financial statements are prepared in accordance with the historical cost convention and are drawn up in accordance with International Financial Reporting Standard ("IFRS").

(b) Basis of Consolidation

The consolidated proforma Group financial statements incorporate the financial statements of the Company and enterprises controlled by the company made up to balance sheet date. Control is achieved when the company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities. All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

4. **Summary of significant accounting policies *(cont'd)***

(c) Financial Assets

Financial assets are cash and bank balances, trade and other receivables and amounts due from related parties. Trade and other receivables and amounts due from related parties are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

(d) Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Financial liabilities include trade and other payables, bank loans, finance lease and amount due to related parties.

Trade and other payables and amount due to related parties are stated at their nominal value.

Bank loan is recorded at the proceeds received, net of transaction costs. Finance costs are accounted for on an accrual basis (effective yield method) and are added to the carrying amount of the instrument to the extent that they are not settle in the period in which they arise.

Equity instruments are recorded at the fair value of the consideration received, net of direct issue costs.

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

Depreciation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, on the following bases:

Computer hardware	—	20%
Furniture and equipment	—	20%
Motor vehicles	—	20%
Leasehold improvement	—	shorter of the leases or 20%

Fully depreciated assets still in use are retained in the financial statements.

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

(f) Impairment of Assets

At each balance sheet date, the proforma Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of the asset is estimated in to be less than its carrying amount, the carrying amount of the assets is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. **Summary of significant accounting policies *(cont'd)***

(g) Provisions

Provisions are recognised when the proforma Group has a present obligation as a result of a past event where it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

(h) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the rules and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease using the effective interest rate method.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

(i) Foreign Currency Transactions

Transactions in foreign currencies are recorded in Chinese Renminbi at the rate ruling at the date of the transactions. At each balance sheet date, recorded monetary balances and balances carried at fair value that are denominated in a foreign currency are reported at the rate ruling at the balance sheet date. All realised and unrealised exchange adjustment gains and losses are dealt with in the profit and loss statement.

For inclusion in the consolidated proforma Group financial statements, assets and liabilities of the subsidiaries are translated into Chinese Renminbi at the rates of exchange approximating those ruling at the balance sheet date. The profit and loss statements are translated at the average rates of exchange for the year, and the opening net investment in the subsidiaries are translated at the historical rates. The resulting currency translation differences are taken to the currency translation reserve.

(j) Revenue Recognition

Revenue from satellite bandwidth access service is recognised monthly as the services are provided for recurring monthly management fees, and usage fees under transaction-based arrangement.

Interest income is accrued on a time proportionate basis, by reference to the principal outstanding and at the interest rate applicable, on an effective yield basis.

(k) Retirement Benefit Costs

Payments to defined contribution retirement benefit plans (including state-managed retirement benefit schemes) are charged as an expense when incurred.

4. Summary of significant accounting policies *(cont'd)*

(l) Income Tax

Tax expense is determined on the basis of tax effect accounting, using the liability method, and it is applied to all significant temporary differences arising between the carrying amount of assets and liabilities in the proforma consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, except that the potential tax saving relating to a tax loss carryforward is not recorded as an asset unless there is a reasonable expectation of realisation in the foreseeable future.

Deferred tax is calculated at the rates are expected to apply to the period when the liability is settled. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority.

(m) Minority Interest

Minority interest is stated at the appropriate proportion of the post-acquisition fair value of the net identifiable assets of the subsidiary.

(n) Share Options

Share options are not recorded as an expense. When exercised, the exercise price is allocated between issued capital and share premium accordingly.

(o) Legal Reserve

Pursuant to relevant laws and regulations in the People's Republic of China ("PRC") and the Articles of Association of CCT Shanghai, CCT Shanghai is required to transfer 10% of its profit after taxation as reported in the PRC statutory financial statements to the reserve fund until the balance reaches 50% of the registered capital of CCT Shanghai. This reserve can be used to make up losses incurred on to increase capital.

5. Financial risk and management risk policies

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to the proforma Group. The proforma Group has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as means of mitigating the risk of financial losses from defaults.

The proforma Group's credit risk is primarily attributable to its trade and other receivables and amounts due from related parties. Cash is placed with creditworthy financial institutions. The trade and other receivables and amount due from related parties presented in the consolidated proforma balance sheet are net of allowance for doubtful receivables, estimated by management based on current economic condition.

The carrying amount of financial assets recorded in the consolidated proforma financial statements, net of any allowance for doubtful receivables, represents the proforma Group's maximum exposure to credit risk.

5. Financial risk and management risk policies *(cont'd)*

(b) Interest rate risk

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the proforma Group in the current reporting period and in future years.

The proforma Group is exposed to interest rate risk through the impact to interest rates changes on interest bearing debts and interest-bearing cash. The proforma Group does not enter into any derivative instruments to hedge this risk.

(c) Foreign exchange risk

Foreign exchange risk refers to the risk that movement in foreign currency exchange rate against the Chinese Renminbi will affect the proforma Group financial results and its cash flows.

The proforma Group's foreign currency exposures arise mainly from the exchange risk movements of the Hong Kong dollars and United States dollars against Chinese Renminbi. To the extent possible, sales and purchases which are denominated in Hong Kong dollars and United States dollars provide natural hedges. The remaining foreign currency exposure is considered limited.

(d) Significant concentrations of credit risk

Concentrations of credit risk exist when change in economic, industry or geographic factors similarly affect groups of counterparties where aggregate credit exposure is significant in relation to the proforma Group's total credit exposure.

The proforma Group's credit exposure is concentrated mainly in the Peoples' Republic of China ("PRC") as the customers acting as sales agent for the proforma Group. It's credit exposure is centralised to five main customers amounting to approximately 100% of the gross trade receivables (December 31, 2002 : 88%).

(e) Liquidity risk

Liquidity risk arises from the possibility that the proforma Group is unable to meet its obligations towards other counterparties. The proforma Group aims to maintain committed borrowing facilities prudently in excess of its estimated gross borrowing requirements.

(f) Fair value of financial assets and financial liabilities

The carrying values of the proforma Group's financial assets and financial liabilities reported in the balance sheet approximate the fair values of those assets and liabilities.

6. Related company transactions

Related companies in these consolidated proforma financial statements refer to members of the proforma Group's of companies.

Some of the proforma Group's transactions and arrangements are between members of the group and the effect of these on the basis determined between the parties are reflected in this report. The intercompany balances are unsecured, interest-free and without fixed repayment terms unless stated otherwise.

7. Related parties transactions

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the transactions and arrangements are with related parties and the effect of these on the basis determined between the parties are reflected in this report. The balances are unsecured, interest free and without fixed repayment terms unless stated otherwise.

Significant transactions with related parties:

	Financial year ended December 31			Nine months financial period ended September 30
	2000	2001	2002	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Sales	—	(260)	—	—
Sales of plant and equipment	—	(1,271)	—	—
Service fee	8,265	3,442	727	(12,548)
Purchases	—	422	—	—
Reimbursement of expenses, net	—	709	19,226	10,236
Interest expense	1,301	2,235	1,178	799

8. Trade receivables

	As at December 31, 2002	As at September 30, 2003
	RMB'000	RMB'000
Outside parties	35,842	30,043

9. Other receivables and prepayments

	As at December 31, 2002	As at September 30, 2003
	RMB'000	RMB'000
Other receivables	1,118	1,844
Less allowances for doubtful debts	(1,068)	(1,086)
	50	758
Deposits	1,783	3,105
	1,833	3,863
Movement in allowance:		
Balance at beginning of year/period	—	1,068
Charge to proforma results	1,068	18
Balance at end of year/period	1,068	1,086

10. Amount due from related parties — non-trade

	As at December 31, 2002 RMB'000	As at September 30, 2003 RMB'000
Amount due from a related party	63,111	123,232
Amount due from a former director	390	—
Less: Allowances for doubtful debts	(390)	—
Less: Non-current portion	(63,111)	(116,416)
Current portion	—	6,816
Movement in allowance:		
Balance at beginning of year/period	—	390
Written off	—	(390)
Charge to proforma results	390	—
Balance at end of year/period	390	—

The amount due from a related party is unsecured, interest free and without fixed repayment terms unless stated otherwise. In the opinion of the management, the non-current portion would not be repaid in the next twelve months and accordingly classified as non-current asset.

11. Property, plant and equipment

	Computer equipment RMB'000	Furniture and equipment RMB'000	Leasehold improvement RMB'000	Motor vehicles RMB'000	Total RMB'000
Proforma Group					
December 31, 2002					
Cost:					
At January 1, 2002	12,123	1,321	—	—	13,444
Exchange alignment	1	—	—	—	1
Additions	1	3	—	—	4
Disposal	(985)	(1,200)	—	—	(2,185)
At December 31, 2002	11,140	124	—	—	11,264
Accumulated depreciation:					
At January 1, 2002	4,169	443	—	—	4,612
Exchange alignment	1	—	—	—	1
Depreciation for the year	1,927	25	—	—	1,952
Elimination on disposal	(517)	(420)	—	—	(937)
At December 31, 2002	5,580	48	—	—	5,628
Depreciation for last year	2,417	424	47	—	2,888
Net book value:					
At December 31, 2002	5,560	76	—	—	5,636
At January 1, 2002	7,954	878	—	—	8,832

11. Property, plant and equipment *(cont'd)*

	Computer equipment RMB'000	Furniture and equipment RMB'000	Leasehold improvement RMB'000	Motor vehicles RMB'000	Total RMB'000
Proforma Group					
September 30, 2003					
Cost:					
At January 1, 2003	11,140	124	—	—	11,264
Exchange alignment	25	—	—	—	25
Additions	1,367	—	—	1,059	2,426
Disposal	(1,511)	—	—	—	(1,511)
At September 30, 2003	11,021	124	—	1,059	12,204
Accumulated depreciation:					
At January 1, 2003	5,580	48	—	—	5,628
Exchange alignment	18	—	—	—	18
Depreciation for the financial period	1,539	20	—	40	1,599
Elimination on disposal	(1,510)	—	—	—	(1,510)
At September 30, 2003	5,627	68	—	40	5,735
Depreciation for last financial period	1,445	20	—	—	1,465
Net book value:					
At September 30, 2003	5,394	56	—	1,019	6,469
At January 1, 2003	5,560	76	—	—	5,636

During the year ended December 31, 2001, the proforma Group recorded an impairment loss of RMB1,142,000 relating to the proforma Group's revaluation of property, plant and equipment. The impairment loss was included as part of administrative expenses in the profit and loss statement. Certain assets were fully impaired as they were no longer used in the proforma Group's operation.

The carrying amount of the proforma Group's motor vehicles of RMB779,782 for nine months financial period ended September 30, 2003 (September 30, 2002: Nil) are under finance lease arrangement.

12. Deferred tax assets

The following is the major deferred tax assets recognised by the proforma Group and movement thereon during the year:

	As at December 31, 2002	As at September 30, 2003
Tax losses	**RMB'000**	**RMB'000**
Balance at beginning of year/period	4,237	6,922
Utilised	—	(533)
Charge to proforma results	2,685	—
Balance at end of year/period	6,922	6,389

The deferred tax assets represent the tax effect of temporary differences arising from the pre-operating expenses available for a subsidiary of the proforma Group to offset against future profits over a 5 year period.

A subsidiary of the proforma Group had unused tax loss carryforwards for the Hong Kong Profits Tax as at September 30, 2003 and 2002, December 31, 2002, 2001 and 2000 of RMB44,124,000, RMB39,807,000 RMB41,247,000, RMB37,606,000 and RMB23,568,000, respectively available for offset against future profits, which have no expiration date.

No unused tax loss carryforwards for the Income Tax Laws in the PRC is available for offsetting against future profits during the year. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams.

13. Bank loan

	As at December 31, 2002	As at September 30, 2003
	RMB'000	**RMB'000**
Bank loan (secured)	—	200
Less: Non-current portion	—	(140)
Current portion	—	60

The bank loan is denominated in RMB and is arranged at fixed interest rate of 5.49% per annum. The fair values of the proforma Group's bank loan approximates its carrying amount.

It is a 3-year loan repayable by yearly instalments commencing March 21, 2004 and is secured on a motor vehicle of the proforma Group.

14. Trade payables

	As at December 31, 2002	As at September 30, 2003
	RMB'000	**RMB'000**
Outside parties	6,710	1,730

15. Other payables

	As at December 31, 2002	As at September 30, 2003
	RMB'000	RMB'000
Other payable	434	1,126
Accrued expenses	931	130
	1,365	1,256

16. Amount due to related parties — non-trade

	As at December 31, 2002	As at September 30, 2003
	RMB'000	RMB'000
Amount due to a shareholder	20,377	13,941
Amount due to director	5,895	—
Amount due to a former director	656	689
Amount due to a related party	15,233	17,396
Less: Current portion	(13,537)	(14,629)
Non-current portion	28,624	17,397

As at December 31, 2002, the amount due to related parties of RMB13,120,000 was unsecured, interest-free and was waived by the related parties in July 2003. The remaining balance is unsecured, interest free and without fixed repayment terms unless stated otherwise.

As at September 30, 2003, the amount due to related parties of RMB13,278,000 together with the interest thereon, are repayable within 1 month after the listing of the shares of the proforma Group or on September 15, 2004. Interest is calculated at 2% per annum over the Hong Kong dollar prime-lending rate of the Hong Kong and Shanghai Banking Corporation. The remaining balance is unsecured, interest free and without fixed repayment terms unless stated otherwise.

17. Obligations under finance lease

	Minimum lease payments		Fair value of minimum lease payments	
	As at December 31, 2002	As at September 30, 2003	As at December 31, 2002	As at September 30, 2003
	$	$	$	$
Amounts payable under finance lease				
Within one year	—	174	—	156
In the second to fifth years inclusive	—	594	—	533
	—	768	—	689
Less: Future finance charges	—	(79)	—	NA
Present value of lease obligations	—	689	—	689
Less: Amount due for settlement within one year (shown under current liabilities)			—	(156)
Amount due for settlement after one year			—	533

For the nine months ended September 30, 2003, the average effective borrowing rate was 5.5% per annum. Interest rate is fixed at the contract date. The lease is on a fixed repayment basis and no arrangement has been entered into for contingent rental payments.

18. Pre-invitation share capital

	As at December 31, 2002	As at September 30, 2003
Pre-invitation share capital:		
Number of shares ('000)	331,317	331,317

19. Redeemable convertible preference shares

On September 11, 2000, a subsidiary's Board of Directors authorised the issuance of 28,640,000 shares of the Series A redeemable convertible preference shares ("Series A Preference Shares") at a price of US$1.00 (RMB8.273) per share. In December 2000 and June 2001, the subsidiary received the initial and second tranches of payment in respect of total 17,148,000 shares for RMB141,487,766.

The holders of the Series A CCT BVI Preference Shares ("Series A Investors") are entitled to the same voting rights as that of ordinary shareholders, and entitle to participate in all dividends paid to the ordinary shareholders, on an as converted basis. The Series A Investors have dividend distribution and liquidation preferences to the ordinary shareholders. As of September 30, 2003, no dividend has been declared.

19. Redeemable convertible preference shares *(cont'd)*

The Series A Investors have the right at any time on or after the third anniversary of the issuance of the shares or prior to that date if certain conditions or events occur, at the investor's option, to convert the Series A Preference Shares to ordinary shares by the applicable conversion price which is defined initially as the original issue price of the Series A Preference Shares, adjusted to a price reflecting the effect of stock dividends, stock splits, subdivisions, or other similar transactions.

The Series A Investors also have the right to require a subsidiary to redeem all outstanding Series A Preference Shares at 100% of the amount subscribed, plus any accumulated and unpaid dividends thereon, plus interest calculated at 10% per annum of the proceeds and accumulated and unpaid dividends. The redemption right commences from the earlier of September 11, 2003 or date of any material breaches of the subscription agreement.

Upon the group reorganisation on July 16, 2003, another subsidiary entered into a share swap agreement. The Board of Directors of the subsidiary authorised the issuance of 500,000,000 Series A redeemable cumulative convertible preference shares ("Series A CCN Preference Shares") and 500,000,000 Series B redeemable cumulative convertible preference shares ("Series B CCN Preference Shares") with a par of US$0.01 each. On the same day, the subsidiary allotted and issued 19,702,958 Series A CCN Preference Shares in exchange of the total 17,184,000 Series A Preference Shares with a par of US$0.01 each to the Series A Investors and became the sole holder of the Series A Preference Shares thereafter.

The terms of the Series A CCN Preference Shares are equivalent to those in Series A Preference Shares, except that the redemption right commences from the earlier of July 16, 2005 or any material breaches of the subscription agreement. The investors' entitlements of interest and interest on declared but unpaid dividend is calculated at 10% per annum thereon compounded annually and accrued from the original issuance of the Series A Preference Shares. In the opinion of the directors, the initial public offering is expected to be executed in 4 years after receiving the initial tranche of subscription from the investors of the Series A Preference Shares in 2000. Therefore, the expected lives of the Series A Preference Shares and Series A CCN Preference Shares have been determined as 4 years from the date of receipt of the initial tranche of subscription. As a result, the Series A CCN Preference Shares are considered as an extension of the Series A Preference Shares.

On July 28, 2003, the subsidiary has allotted and issued 18,058,580 Series B CCN Preference Shares to the subscribers for a total consideration of RMB112,491,990. The terms of the Series B CCN Preference Shares are equivalent to those in Series A CCN Preference Shares, except that the redemption right commences from the earlier of July 28, 2005 or any material breaches of the subscription agreement. Since the Series B CCN Preference Shares are issued to different group of investors and additional cash has been received, it is considered as a new issuance of financial instrument. However, the expected life of the Series B CCN Preference Shares has been determined to be coincided with that of Series A CCN Preference Shares as the directors consider that the subsidiary will execute the initial public offering plan in 2004.

19. Redeemable convertible preference shares *(cont'd)*

	As at December 31, 2002	As at September 30, 2003
	RMB'000	RMB'000
Nominal value of the Redeemable Convertible Preference Shares issued	141,488	253,979
Less: Direct issuance costs	(5,942)	(6,819)
Net	135,546	247,160

Direct issuance costs represent amount incurred in relation to the Redeemable Convertible Preference Shares with aggregate principal amount of RMB253,979,000 (December 31, 2002 : RMB141,488,000) issued by the subsidiary for cash at par pursuant to the offering circular issued by the subsidiary dated September 11, 2000, July 16, 2003 and July 28, 2003.

Pursuant to the Restructuring Exercise as disclosed in Note 2 to the proforma Group financial statements, Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the lodgement of the prospectus had been in place on that date.

20. Option plan

In April 2000, a subsidiary, CCT BVI adopted a stock option plan (the "CCT BVI Plan"), under which CCT BVI may grant options to purchase up to 11,111,542 ordinary shares of CCT BVI to its employees, directors and consultants at price not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-qualified options.

These options will expire ten years from the date of grant and vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. No option has been granted under the CCT BVI Plan.

In July 2003, a subsidiary, CCN adopted a stock option plan (the "New Plan"), under which the company may grant options to purchase up to 7,907,982 ordinary shares of US$0.01 each to its employees and directors at a price of US$0.15 per share.

These options will expire ten years from the date of grant and vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. No option has been granted under the CCN Plan.

21. Revenue

This pertains to the service income from satellite bandwidth rendered to the customers, less allowances.

22. Service fee

(a) ChinaCast Co., Ltd ("CCL")

On November 15, 2000, CCT Shanghai and a related company, CCL entered into a technical service agreement ('CCL Technical service agreement') pursuant to which CCT Shanghai provides CCL with certain technical services and ancillary equipment in connection with CCL's satellite communication business, which is operated by a branch of CCL in Beijing, The People's Republic of China ("CCLBJ"). The agreement is for a period of twenty years with CCT Shanghai having the right of termination with one year's notice.

CCT Shanghai, CCL and Shareholders of CCL also entered into an agreement dated November 15, 2000, pursuant to which shareholders of CCL pledged to CCT Shanghai all the shareholders' rights in CCL including entitlement to dividends and appropriations. The Company does not control or own CCL directly or indirectly.

As compensation, CCT Shanghai receives a service fee that equals the difference between CCL BJ's total monthly revenues net of the respective operating expenses except when CCL BJ incurs losses.

(b) ChinaCast Li Xiang Co., Ltd. ("CCLX")

On August 11, 2003, CCT Shanghai and a related company, CCLX entered into a technical service agreement ("CCLX Technical Service Agreement") pursuant to which CCT Shanghai provides CCLX with certain technical services and ancillary equipment in connection with CCLX's satellite communication business. As compensation, CCT Shanghai receives a service fee that equals the difference between CCLX's total monthly revenues net of the respective operating expenses as approved by CCT Shanghai when CCLX generates profits. A supplemental agreement was entered into by both parties on August 11, 2003 under which, CCT Shanghai will reimburse the losses to CCLX when it incurs losses. The amendment in the supplemental agreement was made retrospectively and became effective from August 11, 2003.

The following details have been extracted from the financial statements of CCL BJ and CCLX, audited by Deloitte Touche Tohmatsu Certified Public Accountants Ltd., which has been prepared in accordance with IFRS, and adjusted for the purpose of preparing the proforma Group financial information:

	Financial year ended December 31			Nine months financial period ended September 30,
	2000	2001	2002	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	2,333	35,375	13,359	28,864
Cost of services	(2,208)	(23,612)	(7,427)	(12,767)
	125	11,763	5,932	16,097
Expenses, net	(5,777)	(11,723)	(3,176)	(1,384)
	(5,652)	40	2,756	14,713
Proforma adjustments [Note 33.9]	(2,613)	(3,482)	(3,483)	(2,165)
	(8,265)	(3,442)	(727)	12,548

23. Other income

	Financial year ended December 31			Nine months financial period ended September 30,
	2000	2001	2002	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Interest income from non-related companies	272	235	435	241
Foreign currency exchange adjustment gain	404	28	—	—
Others	—	—	65	-
	676	263	500	241

24. Share of results of an associate

	Financial year ended December 31, 2000
	RMB'000
Cost of investments	5,812
Share of post-acquisition losses	(5,401)
Less: Impairment loss	(411)
	—
Loan to an associate	1,897
Less: Allowance for loan to an associate	(1,897)
	—
Movement in impairment loss:	
Balance at beginning of year	373
Charge to proforma results	38
Balance at end of year	411
Movement in allowance for loan to associate:	
Balance at beginning of year	—
Charge to proforma results	1,897
Balance at end of year	1,897

Details of the proforma Group's associates at December 31, 2000 are as follows:–

Name of associate	Place of incorporation/ operation	Proportion of ownership interest	Principal activity
Igcool.com. Inc., ("Igcool")	Cayman Islands	55%	Investment holding
Igcool.com (HK) Limited ("Igcool HK")	Hong Kong	55%	Ceased operation

In accordance with a shareholder's agreement dated September 22, 1999 and a directorship nomination right assignment dated January 31, 2000 entered by the Company and the other shareholders of Igcool, a subsidiary could only nominate 1 representative to the board of directors of Igcool, out of the 3 directors in Igcool's board of directors. Consequently, the directors of the subsidiary considered that it had no control over the composition of board of directors of Igcool and the subsidiary cannot exercise control, but has significant influence over Igcool. Therefore, the subsidiary did not consolidate the financial statements of Igcool and Igcool HK.

Igcool HK ceased operations in the year ended December 31, 2000 and the proforma Group recorded an impairment loss of RMB36,000 for its remaining interests in Igcool and Igcool HK.

25. Finance costs

	Financial year ended December 31			Nine months financial period ended September 30,
	2000	2001	2002	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Interest expense to non-related companies:				
Finance lease	—	—	—	10
Bank borrowing	—	—	—	6
Interest expense to related parties	1,301	2,235	1,178	799
	1,301	2,235	1,178	815

26. Profit (Loss) before income tax

In addition to the charges and credits disclosed in the notes to the consolidated proforma profit and loss statement, this item includes the following charges:

	Financial year ended December 31			Nine months financial period ended September 30,
	2000	2001	2002	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Directors' remuneration	2,758	2,073	1,591	2,392
Auditors' remuneration	266	348	356	262
Depreciation	1,140	2,888	1,952	1,599
Allowances for doubtful receivables from a related party — non trade	—	—	390	—
Allowances for doubtful other receivables from outside parties	1,061	3,881	1,068	18
Allowance for loan to an associate	1,897	—	—	—
Impairment loss for investment in an associate	38	—	—	—
Impairment loss of property, plant and equipment	—	1,142	—	—
Loss on disposal of property, plant and equipment	—	339	1,248	—
Foreign currency exchange adjustment loss	—	—	74	854

27. Staff costs and number of staffs

	Financial year ended December 31 2000 RMB'000	2001 RMB'000	2002 RMB'000	Nine months financial period ended September 30, 2003 RMB'000
Staff costs	19,056	18,564	11,590	7,873
Cost of defined contribution plans included in staff costs	110	281	229	247

	2000	2001	2002	2003
Number of staff at end of year/period	87	59	99	99

Staff costs and the number of staffs also included employees of CCLX and CCL BJ. These staff costs of CCLX and CCL BJ were incurred for the generation of the proforma Group's revenue.

28. Income tax (expense) credit

	Financial year ended December 31 2000 RMB'000	2001 RMB'000	2002 RMB'000	Nine months financial period ended September 30, 2003 RMB'000
The income tax expense comprises:				
Withholding tax	—	(2,781)	(7,738)	(5,824)
People's Republic of China (the "PRC') income tax	(404)	(310)	(863)	(4,291)
Deferred	2,727	1,511	2,685	589
	2,323	(1,580)	(5,916)	(9,526)

(a) The charge for the year can be reconciled to the profit per proforma Group results as follows:

	Financial year ended December 31 2000 RMB'000	2001 RMB'000	2002 RMB'000	Nine months financial period ended September 30, 2003 RMB'000
Income tax (expense) benefit at statutory tax rate	17,199	12,742	(5,582)	(9,224)
Non-taxable items	—	—	4,719	4,933
Withholding tax	—	(2,781)	(7,738)	(5,824)
Utilisation of deferred tax benefits previously not recognised	2,727	1,511	2,685	589
Prior years' tax loss carryforwards previously not recognised	(17,603)	(13,052)	—	—
	2,323	(1,580)	(5,916)	(9,526)

28. Income tax (expense) credit *(cont'd)*

The proforma Group's income is subjected to taxation in the various jurisdictions in which the holding company and its subsidiaries operate. The subsidiary is not taxed in the British Virgin Islands where it is incorporated. It is not taxed in the PRC and Hong Kong where the subsidiary operates, since the relevant tax authorities do not consider the subsidiary derive income from the respective regions.

29. Earnings (loss) per share

Earnings (loss) per share of the proforma Group for the financial years ended December 31, 2000, 2001 and 2002 and nine months financial period ended September 30, 2003 and 2002 have been calculated based on the proforma Group profit and loss statement attributable to the proforma Group and on the basis that at the end of each financial year, which represents the pre-invitation share capital.

	Financial year ended December 31,			Nine months financial period ended September 30,	(Based on unaudited management accounts presented for comparative purposes only) Nine months financial period ended September 30,
	2000	2001	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Proforma Group net profit (loss) attributable to shareholders	(49,795)	(40,193)	10,999	18,425	7,942
Earnings (loss) per share (RMB cents)[(1)]	(15.04)	(12.14)	3.32	2.40	5.56

(1) For comparative purposes, earnings (loss) per share has been calculated based on the net profit (loss) attributable to shareholders and the pre-invitation share capital (Note 18).

30. Capital commitments

	2002 RMB'000	2003 RMB'000
Commitments for the acquisition of property, plant and equipment	—	1,605,183

In addition, on June 15, 2001, the proforma Group entered into a cooperation agreement with Intel Technology (US) Corporation, a company related to Intel Pacific Inc. ("Intel", a holder of the Redeemable Convertible Preference Shares), under which the proforma Group agreed to purchase during the period from June 15, 2001 to December 31, 2002 an aggregate of RMB16,500,000 million of products of services from Intel or any of its affiliates or products and service approved by them.

No purchase has been made by the proforma Group under such arrangement. In the group reorganisation in July 2003, the proforma Group has been released from such commitment.

31. Operating lease commitments

	As at December 31			As at September 30,
	2000 RMB'000	2001 RMB'000	2002 RMB'000	2003 RMB'000
Minimum lease payments under operating leases	1,445	3,449	14,783	14,895

At the balance sheet date, the proforma Group had outstanding commitments under non-cancellable operating leases which fall due as follows:

	As at December 31 RMB'000	As at September 30, RMB'000
Within one year	12,000	3,000
In the second to fifth year inclusive	—	—

The proforma Group has no commitment on satellite platform usage fee as the amount is charged from CCL BJ on 10% of the proforma Group's revenue generated during the year/period.

32. Segment information

The proforma Group revenue and profit (loss) before income tax are substantially derived from sales in Hong Kong and the People's Republic of China ("PRC"). The principal activities of the proforma Group is the technology enablers in the satellite communication industry and most of the assets and liabilities and capital expenditure of the proforma Group are employed in the PRC. Hence, the geographical and business segment information are as presented in proforma financial information.

33. Statement of material adjustments to unaudited proforma Group financial information

33.1 The following adjustments have been made in arriving at the proforma Group Consolidated Profit and Loss Statement for the year ended December 31, 2000:

	Aggregation of audited financial statements of Company and its subsidiaries RMB'000 (Note 33.8)	Proforma adjustments RMB'000 (Note 33.9)	Proforma consolidated profit and loss statement RMB'000
Revenue	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—
Service fee	—	(8,265)	(8,265)
Other income	676	—	676
Selling expenses	(5,461)	—	(5,461)
Administrative expenses	(30,431)	—	(30,431)
Share of results of an associate	(7,336)	—	(7,336)
Loss from operations	(42,552)	(8,265)	(50,817)
Finance costs	(2,808)	1,507	(1,301)
Loss before income tax	(45,360)	(6,758)	(52,118)
Income tax (expense) credit	(405)	2,728	2,323
Net loss for the year	(45,765)	(4,030)	(49,795)

33.2 The following adjustments have been made in arriving at the proforma Group Consolidated Profit and Loss Statement for the year ended December 31, 2001:

	Aggregation of audited financial statements of Company and its subsidiaries RMB'000 (Note 33.8)	Proforma adjustments RMB'000 (Note 33.9)	Proforma consolidated profit and loss statement RMB'000
Revenue	27,806	—	27,806
Cost of sales	(13,578)	—	(13,578)
Gross profit	14,228	—	14,228
Service fee	40	(3,482)	(3,442)
Other income	263	—	263
Selling expenses	(10,059)	—	(10,059)
Administrative expenses	(37,368)	—	(37,368)
Loss from operations	(32,896)	(3,482)	(36,378)
Finance costs	(13,931)	11,696	(2,235)
Loss before income tax	(46,827)	8,214	(38,613)
Income tax	(2,730)	1,150	(1,580)
Net loss for the year	(49,557)	9,364	(40,193)

33. **Statement of material adjustments to unaudited proforma Group financial information *(cont'd)***

33.3 The following adjustments have been made in arriving at the proforma Group Consolidated Profit and Loss Statement for the year ended December 31, 2002:

	Aggregation of audited financial statements of Company and its subsidiaries RMB'000 (Note 33.8)	Proforma adjustments RMB'000 (Note 33.9)	Proforma consolidated profit and loss statement RMB'000
Revenue	77,381	—	77,381
Cost of sales	(34,369)	—	(34,369)
Gross profit	43,012	—	43,012
Service fee	2,756	(3,483)	(727)
Other income	500	—	500
Selling expenses	(6,245)	—	(6,245)
Administrative expenses	(18,447)	—	(18,447)
Profit from operations	21,576	(3,483)	18,093
Finance costs	(18,680)	17,502	(1,178)
Profit before income tax	2,896	14,019	16,915
Income tax	(7,066)	1,150	(5,916)
Net (loss) profit for the year	(4,170)	15,169	10,999

33.4 The following adjustments have been made in arriving at the proforma Group Consolidated Profit and Loss Statement for the year ended September 30, 2003:

	Aggregation of audited financial statements of Company and its subsidiaries RMB'000 (Note 33.8)	Proforma adjustments RMB'000 (Note 33.9)	Proforma consolidated profit and loss statement RMB'000
Revenue	58,250	—	58,250
Cost of sales	(27,512)	—	(27,512)
Gross profit	30,738	—	30,738
Service fee	14,712	(2,164)	12,548
Other income	241	—	241
Selling expenses	(2,060)	—	(2,060)
Administrative expenses	(13,882)	1,181	(12,701)
Profit from operations	29,749	(983)	28,766
Finance costs	(16,139)	15,324	(815)
Profit before income tax	13,610	14,341	27,951
Income tax	(10,401)	875	(9,526)
Net profit for the year	3,209	15,216	18,425

33. Statement of material adjustments to unaudited proforma Group financial information *(cont'd)*

33.5 The following adjustments have been made in arriving at the unaudited proforma Group Consolidated Profit and Loss Statement for the year ended September 30, 2002:

	Aggregation of unaudited financial statements of Company and its subsidiaries	**Unaudited proforma adjustments**	**Unaudited proforma consolidated profit and loss statement**
	RMB'000	**RMB'000**	**RMB'000**
	(Note 33.8)	**(Note 33.9)**	
Revenue	58,035	—	58,035
Cost of sales	(25,774)	—	(25,774)
Gross profit	32,261	—	32,261
Service fee	425	(2,612)	(2,187)
Other income	434	—	434
Selling expenses	(3,960)	—	(3,960)
Administrative expenses	(13,932)	—	(13,932)
Profit from operations	15,228	(2,612)	12,616
Finance costs	(14,010)	13,127	(883)
Profit before income tax	1,218	10,515	11,733
Income tax	(4,653)	862	(3,791)
Net (loss) profit for the year	(3,435)	11,377	7,942

33. Statement of material adjustments to unaudited proforma Group financial information *(cont'd)*

33.6 The following adjustments have been made in arriving at the Proforma Group Consolidated Balance Sheet as at December 31, 2002:

	Aggregation of audited financial statements of Company and its subsidiaries RMB'000 (Note 33.8)	Proforma adjustments RMB'000 (Note 33.10)	Proforma consolidated balance sheet RMB'000
ASSETS			
Current assets:			
Cash and bank balances	27,439	—	27,439
Trade receivables	35,842	—	35,842
Other receivables and prepayments	1,833	—	1,833
Total current assets	65,114	—	65,114
Non-current assets:			
Amount due from related parties — non trade	63,111	—	63,111
Property, plant and equipment	5,636	—	5,636
Deferred tax assets	1,894	5,028	6,922
Total non-current assets	70,641	5,028	75,669
Total assets	135,755	5,028	140,783
LIABILITIES AND SHAREHOLDERS EQUITY			
Current liabilities:			
Trade payables	6,710	—	6,710
Other payables	1,365	—	1,365
Income tax payable	11,377	—	11,377
Amount due to related parties — non trade	13,537	—	13,537
Total current liabilities	32,989	—	32,989
Non-current liabilities:			
Amount due to related parties — non trade	13,391	15,233	28,624
Redeemable convertible preference shares	160,901	(160,901)	—
Total non-current liabilities	174,292	(145,668)	28,624
Shareholders' equity	(71,526)	150,696	79,170
Total liabilities and shareholders' equity	135,755	5,028	140,783

33. Statement of material adjustments to unaudited proforma Group financial information *(cont'd)*

33.7 The following adjustments have been made in arriving at the Proforma Group Consolidated Balance Sheet as at September 30, 2003:

	Aggregation of audited financial statements of Company and its subsidiaries RMB'000 (Note 33.8)	Proforma adjustments RMB'000 (Note 33.11)	Proforma consolidated balance sheet RMB'000
ASSETS			
Current assets:			
Cash and bank balances	106,262	—	106,262
Trade receivables	30,043	—	30,043
Other receivables and prepayments	3,863	—	3,863
Amount due from related parties — non trade	6,816	—	6,816
Total current assets	146,984	—	146,984
Non-current assets:			
Amount due from related parties — non trade	116,416	—	116,416
Property, plant and equipment	6,469	—	6,469
Goodwill	1,500	(1,500)	—
Deferred tax assets	1,610	4,779	6,389
Total non-current assets	125,995	3,279	129,274
Total assets	272,979	3,279	276,258
LIABILITIES AND SHAREHOLDERS EQUITY			
Current liabilities:			
Current portion of bank loan	60	—	60
Trade payables	1,730	—	1,730
Other payables	1,256	—	1,256
Income tax payable	21,515	(1,124)	20,391
Amount due to related parties — non trade	14,629	—	14,629
Current portion of finance lease	156	—	156
Total current liabilities	39,346	(1,124)	38,222
Non-current liabilities:			
Bank loan	140	—	140
Finance lease	533	—	533
Amount due to related parties — non trade	—	17,397	17,397
Redeemable convertible preference shares	289,020	(289,020)	—
Total non-current liabilities	289,693	(271,623)	18,070
Shareholders' equity	(56,060)	276,026	219,966
Total liabilities and shareholders' equity	272,979	3,279	276,258

33. Statement of material adjustments to unaudited proforma Group financial information *(cont'd)*

33.8 Audited Financial Statements

This represents the aggregation of the amounts reflected in the audited financial statements of the Company and the subsidiaries in the proforma Group.

33.9 Adjustments for the proforma Group Profit and Loss Statements

In arriving at the Proforma Group results, adjustments made to the financial statements were as follows:

	Financial year ended December 31			Nine months financial period ended September 30,	(Based on unaudited management accounts presented for comparative purpose only) Nine months financial period ended September 30,
	2000	**2001**	**2002**	**2003**	**2002**
	RMB'000	**RMB'000**	**RMB'000**	**RMB'000**	**RMB'000**
Net profit (loss) of audited financial statements of Company and its subsidiaries	(45,765)	(49,557)	(4,170)	3,209	(3,435)
Adjustments:					
To include loss transferred from CCL BJ and CCLX	(5,654)	—	—	(2,164)	—
To include cost allocation from CCL to CCL BJ	(2,614)	(3,482)	(3,483)	—	(2,612)
Sub-total	(8,268)	(3,482)	(3,483)	(2,164)	(2,612)

33. Statement of material adjustments to unaudited proforma Group financial information *(cont'd)*

	Financial year ended December 31			Nine months financial period ended September 30,	(Based on unaudited management accounts presented for comparative purpose only) Nine months financial period ended September 30,
	2000	2001	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
To exclude interest expense on redeemable convertible preference shares	1,301	10,452	15,844	13,960	11,884
To exclude amortisation of direct issue cost of redeemable convertible preference shares	209	1,244	1,658	1,364	1,243
Sub-total	1,510	11,696	17,502	15,324	13,127
To exclude revaluation of Redeemable convertible preference shares	—	—	—	1,181	—
To recognise deferred tax assets	2,728	1,150	1,150	875	862
Net profit (loss) of the proforma Group	(49,795)	(40,193)	10,999	18,425	7,942

33. Statement of material adjustments to unaudited proforma Group financial information *(cont'd)*

33.10 Adjustments for the proforma Group Balance Sheet

In arriving at the proforma Group Balance Sheet as at December 31, 2002, adjustments made to the financial statements were as follows:

		As at December 31, 2002 RMB'000
(a)	Deferred tax assets per aggregation of audited financial statements of company and the subsidiaries	1,894
	Adjustment:	
	To recognised deferred tax benefit due to loss transferred from CCL BJ	5,028
	Deferred tax assets per proforma Group balance sheet	6,922
(b)	Amount due to related parties per aggregation of audited financial statements of Company and its subsidiaries	13,391
	Adjustment:	
	To include loss transferred from CCL BJ	15,233
	Amount due to related parties per proforma Group balance sheet	28,624
(c)	Redeemable convertible preference shares ("RCPS") per aggregation of audited financial statements of company and its subsidiaries	160,901
	Adjustments:	
	To exclude interest expense on RCPS	(27,597)
	To exclude amortisation of direct issue cost of RCPS	(3,111)
	To reclassify RCPS to equity	(130,193)
	RCPS per proforma Group balance sheet	-
(d)	Shareholders' equity per aggregation of audited financial statements of company and its subsidiaries	(71,526)
	Adjustments:	
	To reclassify RCPS from non-current liabilities	130,193
	To include loss transferred from CCL BJ	(15,233)
	To exclude interest expense on RCPS	27,597
	To exclude amortisation of direct issue cost of RCPS	3,111
	To recognise deferred tax benefits due to loss transferred from CCL BJ	5,028
	Shareholders' equity per proforma Group balance sheet	79,170

33. Statement of material adjustments to unaudited proforma Group financial information *(cont'd)*

33.11 Adjustments for the proforma Group balance sheet

In arriving at the proforma Group balance sheet as at September 30, 2003, adjustments made to the financial statements were as follows:

		As at September 30, 2003 RMB'000
(a)	Deferred tax assets per aggregation of audited financial statements of company and the subsidiaries	1,610
	Adjustments:	
	To recognise deferred tax benefits due to loss transferred from CCL BJ and CCLX	4,779
	Deferred tax assets per proforma Group balance sheet	6,389
(b)	Income tax payable per aggregation of audited financial statements of company and the subsidiaries	21,515
	Adjustment:	
	To set off income tax as a result of recognition of deferred tax benefit due to loss transferred from CCL BJ and CCLX	(1,124)
	Income tax payable per proforma Group balance sheet	20,391
(c)	Amount due to related parties per aggregation of audited financial statements of Company and its subsidiaries	—
	Adjustment:	
	To include loss transferred from CCL BJ and CCLX	17,397
	Amount due to related parties per proforma Group balance sheet	17,397
(d)	Redeemable convertible preference shares ("RCPS) per aggregation of audited financial statements of company and its subsidiaries	289,020
	Adjustments:	
	To exclude interest expense on RCPS	(41,557)
	To exclude amortisation of direct issue cost of RCPS	(4,475)
	To reclassify RCPS to equity	(241,807)
	To exclude revaluation of RCPS	(1,181)
	RCPS per proforma Group balance sheet	—
(e)	Goodwill per aggregation of audited financial statements of company and its subsidiaries	1,500
	Adjustment:	
	To exclude goodwill arising from restructuring exercise	(1,500)
	Goodwill per proforma Group balance sheet	—

33. Statement of material adjustments to unaudited proforma Group financial information *(cont'd)*

		As at September 30, 2003 RMB'000
(f)	Shareholders' equity per aggregation of audited financial statements of company and its subsidiaries	(56,060)
	Adjustments:	
	To reclassify RCPS from non-current liabilities	241,807
	To include loss transferred from CCL BJ	(17,397)
	To set off income tax result of recognition of deferred tax benefit due to loss transferred from CCL BJ and CCLX	1,124
	To exclude interest expense on RCPS	41,557
	To exclude amortisation of direct issue cost of RCPS	4,475
	To recognise deferred tax benefits due to loss transferred from CCL BJ and CCLX	4,779
	To exclude revaluation RCPS	1,181
	To exclude goodwill arising from restructuring exercise	(1,500)
	Shareholders' equity per proforma Group balance sheet	219,966

TAXATION

The following is a discussion of certain tax matters arising under the current tax laws in Singapore and Bermuda and is not intended to be and does not constitute legal or tax advice. While this discussion is considered to be a correct interpretation of existing laws in force as at the Latest Practicable Date, no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws will not occur.

The discussion is limited to a general description of certain tax consequences in Singapore and Bermuda with respect to ownership of the Shares by Singapore investors, and does not purport to be a comprehensive nor exhaustive description of all of the tax considerations that may be relevant to a decision to purchase the Shares. Prospective investors should consult their tax advisers regarding Singapore and Bermuda tax and other tax consequences of owning and disposing the Shares. It is emphasised that neither our Company, our Directors nor any other persons involved in the Invitation accepts responsibility for any tax effects or liabilities resulting from the subscription for, purchase, holding or disposal of the Shares. Dividends payable by our Company on the Shares will be declared and paid to Shareholders in US dollars.

BERMUDA TAXATION

The Company is incorporated in Bermuda. Dividends remitted to shareholders resident outside Bermuda will not be subject to withholding tax. Further details are set out under "Appendix D — Summary of Bermuda Company Law" of this Prospectus.

SINGAPORE TAXATION

Income Tax

General

Singapore tax resident taxpayers are subject to Singapore income tax on income that is accrued in or derived from Singapore and on foreign income received or deemed received in Singapore.

With effect from 1 June 2003, foreign income in the form of dividends, branch profit and service income will, however, be tax exempt if such income has been subjected to tax in the foreign jurisdiction and the headline tax rate of such foreign jurisdiction is at least 15% when the said foreign income is remitted or deemed remitted by the Singapore tax resident.

In the 2004 Budget Statement, the Finance Minister has proposed to exempt from tax certain Singapore-sourced investment income derived by individuals on or after 1 January 2004 and all foreign-sourced personal income remitted or deemed remitted by Singapore resident individuals with effect from year of assessment 2005.

A corporate entity is regarded as resident in Singapore if its business is controlled and managed in Singapore (for example, if the board of directors meets and conducts the company's business in Singapore). An individual is regarded as resident in Singapore if the individual is physically present in Singapore or exercises an employment in Singapore (other than as a director of a company) for 183 days or more in a calendar year, or if the individual resides in Singapore.

Non-Singapore tax resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received in Singapore, subject to certain exceptions. Non-Singapore tax resident individuals, subject to certain exceptions, are subject to income tax on the income accrued in or derived from Singapore.

The corporate tax rate in Singapore is 22% for the year of assessment 2004 (20% with effect from year of assessment 2005), with partial tax exemptions for the first $100,000 of normal chargeable income (excluding Singapore dividend). In the 2004 Budget Statement, the Finance Minister has proposed a full tax exemption for qualifying new Singapore incorporated companies on the first S$100,000 of their normal chargeable income (excluding Singapore dividend) for each of their first three consecutive years of assessment that fall within year of assessment 2005 to year of assessment 2009.

Subject to any applicable tax treaty, non-resident taxpayers are subject to withholding tax at the Singapore corporate tax rate on certain types of income deemed derived from Singapore. In the case of interest, royalties and rentals of movable equipment, this is generally 15%. In respect of royalty payment due payable on or after 1 January 2005 which is not derived by the non-resident from any trade or business carried on in Singapore and is not effectively connected with any permanent establishment in Singapore of the non-resident person, the Finance Minister has proposed in the 2004 Budget Statement to reduce the withholding tax rate to 10%.

Dividend distributions

Prior to 1 January 2003, Singapore adopted a full imputation system to all dividends (other than normal exempt dividends) paid by companies resident in Singapore. Under the imputation system, the tax paid by the company at the prevailing corporate tax rate is deemed to be paid by its shareholders and thus, the shareholders received dividends net of the tax paid by the company. The corporate tax paid by the company effectively became available to its shareholders as a tax credit to offset their overall Singapore income tax liability. If the amount of Singapore tax payable by the shareholder was less than the tax credit, the shareholder was entitled a refund on the difference from the IRAS.

A non-resident shareholder was effectively taxed on dividends at the corporate tax rate. Thus, no further Singapore income tax was imposed on the net dividend received by a non-resident holder of the Singapore company's shares.

With effect from 1 January 2003, the imputation system has been replaced by a new "one-tier" system.

Under this system which takes effect from 1 January 2003, the tax collected from corporate profits is final and any Singapore dividends paid by a Singapore resident company are tax exempt in the hands of the shareholder (individual or corporate) regardless of whether the shareholder is a Singapore tax resident.

As our Company is incorporated in Bermuda on 20 November 2003 and will be a non-Singapore tax resident, our Company will not be on the imputation system or the one-tier corporate tax system.

Dividends paid by our Company would be considered as sourced outside Singapore. Foreign-sourced dividends received or deemed received in Singapore by an individual not resident in Singapore is exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who has received or deemed received his foreign-sourced personal income in Singapore on or after 1 January 2004, as proposed by the Finance Minister in his 2004 Budget Statement and which has yet to be enacted as law.

Dividends on our Shares received by a company located in Singapore will be liable to tax in Singapore at the corporate income tax rate.

Gains on Disposal of the Shares

Currently, Singapore does not impose tax on capital gains. However, there are no specific laws or regulations which deal with the characterisation of capital gains, and hence, gains may be construed to be of an income nature and subject to tax especially if they arise from activities which the IRAS regards as the carrying on of a trade.

Any profits from the disposal of the Shares if regarded as capital gains by the IRAS are not taxable in Singapore unless the seller is regarded as having derived gains of an income nature, in which case, the disposal profits would be taxable.

Stamp Duty

There is no stamp duty payable on the subscription of the Shares.

Stamp duty is payable on the instrument of transfer of the Shares at the rate of S$2.00 for every S$1,000 market value of the Shares registered in Singapore.

The purchaser is liable for stamp duty, unless there is an agreement to the contrary. No stamp duty is payable if no instrument of transfer is executed or the instrument of transfer is executed outside Singapore. However, stamp duty may be payable if the instrument of transfer which is executed outside Singapore is received in Singapore.

The above stamp duty is not applicable to electronic transfers of the Shares through the CDP.

Estate Duty

For deaths occurring on or after 1 January 2002, Singapore estate duty is imposed on the value of immovable property situated in Singapore owned by individuals who are not domiciled in Singapore, subject to specific exemptions. Singapore estate duty is imposed on the value of immovable property situated in Singapore and on all movable property, wherever it may be, which is owned by individuals who are domiciled in Singapore, subject to specific exemptions. Our Shares are considered to be movable property situated outside Singapore as we are a company incorporated outside Singapore.

Accordingly, our Shares held by an individual will be subject to Singapore estate duty upon an individual shareholder's death, only if such individual is domiciled in Singapore. Singapore estate duty is chargeable on the estate to the extent that the value of the property passing on death (which will include the value of our Shares) exceeds certain exemption limits. The principal exemptions available are the higher of $600,000 or the balance in the individual's CPF account, and a $9 million exemption in respect of residential property or properties situated in Singapore. The resulting chargeable amount is taxed at 5% on the first $12,000,000 and thereafter at 10%. Individuals should consult their own tax advisors regarding the Singapore estate duty consequences of their ownership of our Shares.

Goods and Services Tax ("GST")

The sale of the Shares by a GST-registered investor belonging in Singapore through an SGX-ST member or to another person belonging in Singapore is an exempt sale not subject to GST.

Where the Shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by him to a person belonging outside Singapore, the sale is generally a taxable sale subject to GST at the zero-rate. Any GST incurred by a GST registered investor in the making of this supply in the course or furtherance of his business may be recovered from the Comptroller of GST.

Services such as brokerage, handling and clearing charges rendered by a GST registered person to an investor belonging in Singapore in connection with the investor's purchase, sale, or holding of shares will be subject to GST at the current rate of 5%. Such services rendered by a GST registered person to an investor belonging outside Singapore will be zero-rated.

This page has been intentionally left blank.

SUMMARY OF THE CONSTITUTION OF THE COMPANY

This appendix provides information about certain provisions of our Memorandum of Association and Bye-Laws and Bermuda company law. The description below is only a summary and is qualified in its entirely by reference to our Memorandum of Association and Bye-Laws and the Bermuda Act.

The instruments that constitute and define the Company are the Memorandum of Association and the Bye-Laws of the Company.

1. MEMORANDUM OF ASSOCIATION AND REGISTRATION NUMBER

The registration number with which the Company was incorporated is 34476. Our Memorandum of Association states that the liability of shareholders of our Company is limited to the amount, if any, for the time being unpaid on the shares respectively held by them and that our Company is an exempted company as defined in the Bermuda Act. Our Memorandum of Association also sets out the objects for which our Company was formed, including acting as a holding and investment company, and the powers of our Company, including the powers set out in the First Schedule to the Bermuda Act. As an exempted company, our Company will be carrying on business outside Bermuda from a place of business within Bermuda.

2. DIRECTORS

(a) Ability of interested directors to vote

Subject to the Bermuda Act and any further disclosure required thereby, if a general notice to our Board of Directors is given by a Director or officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, it shall be a sufficient declaration of interest in relation to any transaction or arrangement so made. Our Directors shall not vote in respect of any contract, proposed contract or arrangement in which he has a personal material interest, although he may be counted in the quorum present at the meeting.

(b) Remuneration

Fees payable to non-executive Directors shall be a fixed sum (not being a commission on or a percentage of profits or turnover of the Company) as shall from time to time be determined by the Company in general meeting. Fees payable to Directors shall not be increased except at a general meeting convened by a notice specifying the intention to propose such increase.

The Board may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, as the Board may determine.

The remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or an Executive Director of our Company or a Director appointed to any other office in the management of our Company may from time to time be fixed by our Board of Directors and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as our Board of Directors may from time to time decide. Such remuneration shall be in addition to his ordinary remuneration as a Director of our Company.

We are required to obtain shareholders' approval for any payments to our Directors of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which our Directors are contractually entitled).

(c) Borrowing

Our Board of Directors may, at its discretion, exercise all the powers of our Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of our Company and to mortgage or charge our undertaking, property and uncalled capital or any part thereof.

(d) Retirement Age Limit

There is no retirement age limit for Directors.

(e) Shareholding Qualification

There is no shareholding qualification for Directors in the Bye-Laws of the Company.

3. SHARE RIGHTS AND RESTRICTIONS

Our Company currently has one class of shares, namely, ordinary shares. Under the Bermuda Act, only persons who are registered on our register of members are recognised as our shareholders. Shareholders who are named as depositors in the depository register maintained by CDP will not be recognised as shareholders under Bermuda law and will hold their shares and exercise their rights through CDP.

(a) Dividends and distribution

We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. All dividends we declare must be paid out of our profits, which would generally comprise retained earnings, or pursuant to Section 40(2)(a) of the Bermuda Act, which permits the application of the share premium attributable to our issued shares to the payment of dividends in the form of shares. Our Board of Directors may also declare an interim dividend without the approval of our shareholders. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any share provide otherwise. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by our Board of Directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by our Board of Directors and shall revert to our Company.

Our Board of Directors may retain any dividends or other moneys payable on or in respect of a share upon which our Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our Board of Directors may also deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

(b) Voting rights

A shareholder is entitled to attend, speak and vote at any general meeting in person and a shareholder who is the holder of two or more shares may appoint not more than two proxies to attend on the same occasion. Notwithstanding the foregoing provision, CDP may appoint more than two proxies or a corporate representative to attend and vote at the same general meeting. A proxy need not be a shareholder.

The Bye-Laws do not provide for cumulative voting for entire shareholders and directors.

4. CHANGE IN CAPITAL

Under the Bermuda Act, changes in the capital structure of our Company (for example, an increase, a consolidation or a sub-division of our share capital) require shareholder approval at general meetings which requires a minimum period of 14 days with resolutions being passed by a simple majority. However, we are required to obtain our shareholders' consent by way of a special resolution for any reduction of our share capital, redemption reserve, fund or any share premium account or other undistributable reserve, subject to the conditions prescribed by law.

The Bye-Laws provide a distinction between an "ordinary resolution" and a "special resolution", a distinction which is not made in the Bermuda Act. A resolution shall be an "ordinary resolution" when it has been passed by a simple majority of the votes cast by our shareholders at a general meeting held in accordance with these presents and of which not less than 14 days' notice has been duly given. A resolution shall be a "special resolution" when it has been passed by a majority of 3/4 of the votes cast by our shareholders at a general meeting of which not less than 21 days' notice, specifying (without prejudice to the power contained in these presents to amend the same) the intention to propose the resolution as a Special Resolution, has been duly given.

5. VARIATION OF RIGHTS OF EXISTING SHARES OR CLASSES OF SHARES

Subject to the Bermuda Act, if at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class (unless otherwise provided for by the terms of issue of the shares of that class) may, subject to the provisions of the Bermuda Act, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of these Bye-Laws relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be not less than two persons holding or representing by proxy or by corporate representative one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person or by proxy or by duly authorised corporate representative may demand a poll. This provisions will also apply to the variation or abrogation of the special rights attached to the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied or abrogated.

The relevant Bye-Law does not impose more significant conditions than the Bermuda Act in this regard.

6. LIMITATIONS ON SHAREHOLDERS REGARDED AS NON-RESIDENTS OF BERMUDA

There are no limitations on the rights of our shareholders who are regarded as non-residents of Bermuda to hold or vote their shares. As the Company has been designated by the Bermuda Monetary Authority as non-resident of Bermuda for exchange control purposes, the Company is free to acquire, hold and sell foreign currency and securities without restriction.

This page has been intentionally left blank.

SUMMARY OF BERMUDA COMPANY LAW

The Company is incorporated in Bermuda and therefore, operates subject to Bermuda law. Set out below is a summary of certain provisions of Bermuda company law, which does not purport to contain all applicable qualifications and exemptions and does not purport to be a complete review of all matters of Bermuda company law or a comparison of provisions that may differ from the laws of other jurisdictions, with which interested parties may be more familiar.

(i) Share capital

The Bermuda Act provides for the giving of financial assistance by a company for the acquisition of its own or its holding company's shares in specific circumstances.

The Bermuda Act provides that where a company issues shares at a premium whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those shares shall be transferred to an account, to be called "the share premium account" and the provisions of the Bermuda Act relating to a reduction of share capital shall, except as provided in section 40 of the Bermuda Act, apply as if the share premium account were paid up share capital of the company. An exception is made to this rule in the case of an exchange of shares where the excess value of the shares acquired over the nominal value of the shares being issued may be credited to a contributed surplus account of the issuing company. Contributed surplus is a North American concept recognised under the generally accepted accounting principles of the Canadian Institute of Chartered Accountants which accounting principles are applied in Bermuda.

The Bermuda Act permits a company to issue preference shares and under certain circumstances to convert those preference shares into redeemable shares.

(ii) Alteration of share capital

A company may if authorised by a general meeting of the shareholders of the company and by its bye-laws, alter the conditions of its memorandum of association to increase its share capital, divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions, consolidate and divide all or any of its share capital into shares of a larger amount than is fixed by the memorandum of association, make provision for the issue and allotment of shares which do not carry any voting rights, cancel shares which have not been taken or agreed to be taken by any person, diminish the amount of its share capital by the amount of the shares so cancelled and change the currency denomination of its share capital. With the exception of an increase in capital, cancellation of shares and redenomination of currency of capital, there are no filing requirements for any of the above-mentioned alterations.

Furthermore, a company may, if authorised by a general meeting of the shareholders, reduce its share capital. There are certain requirements, including a requirement prior to the reduction to publish a notice in an appointed newspaper stating the amount of the share capital as last determined by the company, the amount to which the share capital is to be reduced and the date on which the reduction is to have effect.

The Bermuda Act provides that a company shall not reduce the amount of its share capital if on the date the reduction is to be effected there are reasonable grounds for believing that the company is, and after the reduction would be, unable to pay its liabilities as they become due.

The Bermuda Act includes certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied.

The Bermuda Act requires that as soon as practicable after the allotment of any of its shares a company must complete and have ready for delivery share certificates in relation to those shares allotted unless the conditions of issue of the shares otherwise provide. A certificate under the common seal of the company shall be prima facie evidence of the title of the shareholder to the shares. The Bermuda Act prohibits bearer shares.

(iii) Financial assistance to purchase shares of a company or its holding company

A company is prohibited from providing financial assistance for the purpose of an acquisition of its own or its holding company's shares. However, in certain circumstances, the prohibition from giving financial assistance may be excluded such as where the company's principal purpose in giving that assistance is not to give it for the purpose of any such acquisition, or the giving of the assistance for that purpose is but an incidental part of some larger purpose of the company, and the assistance is given in good faith in the interests of the company. In addition, a company is only prohibited from granting financial assistance if on the date from which the financial assistance is to be given, there are reasonable grounds for believing that the company is, or after the giving of such financial assistance would be, unable to pay its liabilities as they become due.

(iv) Purchase by the company of its own shares and warrants

The Bermuda Act permits the company, if authorised to do so by its memorandum of association or by its bye-laws, to purchase its own shares. It should be noted that the company is authorised by its bye-laws, subject to certain approvals, to purchase its own shares. Such purchases may only be effected out of the capital paid up on the purchased shares, profits otherwise available for dividend or distribution (see "Dividends and distributions" below) or out of the proceeds of a new issue of shares made for the purpose. Any premium payable on a repurchase over the par value of the shares to be repurchased must be provided for out of the profits otherwise available for dividends, out of the company's share premium account, or out of contributed surplus. A purchase by the company of its own shares may be authorised by its board of directors or otherwise by or in accordance with the provisions of its bye-laws. The Bermuda Act provides that no purchase by the company of its own shares may be effected if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due. The shares purchased pursuant to the Bermuda Act shall be treated as cancelled and the amount of the company's issued capital shall be diminished by the nominal amount of those shares accordingly. It shall not be taken as reducing the amount of the company's authorised share capital.

The company is not prevented from purchasing and may purchase its own warrants. There is no requirement of Bermuda Law that the company's memorandum of association or its bye-laws contain a specific enabling provision authorising any such purchase and the directors may rely upon the general power contained in its memorandum of association to buy and sell and deal in personal property of all kinds.

A company has power to hold and purchase shares of its holding company. A distinction must be drawn between the purchase of shares in the holding company by the holding company itself and the purchase by a subsidiary. A holding company can only purchase its own shares in accordance with the provisions referred to above. When a subsidiary acquires shares in its holding company, the shares, once purchased, may be voted by the subsidiary for its own benefit.

(v) Transfer of securities

Title to securities of companies whose securities are traded or listed on an appointed stock exchange may, where permitted by regulations made by the Minister or where such transfer is effected through the mechanism required or permitted by an appointed stock exchange, be evidenced and transferred without a written instrument.

(vi) Dividends and distributions

The Bermuda Act provides that a company shall not declare or pay a dividend or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Contributed surplus for these purposes is defined as including proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital, the excess value of shares acquired over those issued in a share exchange should the Board elect to treat it as such and donations of cash and other assets to the company.

(vii) Charges on the assets of the company

The Bermuda Act established a register of charges at the office of the Registrar of Companies permitting any charges on the assets of a company to be registered. Registration is not mandatory but does govern priority in Bermuda, giving a registered charge priority over any subsequently registered charge and over all unregistered charges save those in effect prior to the coming into effect of the Bermuda Act in July 1983. The register of charges is available for inspection by members of the public. The Bermuda Act also makes provision for the registration of a series of debentures.

(viii) Management and administration

The management and administration of a Bermuda company is essentially governed by Part VI of the Bermuda Act and provides that the management and administration of a Bermuda company shall be vested in the hands of not less than two (2) directors duly elected by the shareholders. The Bermuda Act requires that a Bermuda company maintain either (a) a Bermuda resident secretary and a Bermuda resident representative; or (b) a Bermuda resident secretary and a Bermuda resident director; or (c) two (2) Bermuda resident directors, all of whom must be individuals. Exempted companies, the shares of which are listed on an appointed stock exchange, may appoint a resident representative in Bermuda in place of the other Bermuda resident officers, who or which may be either an individual or a corporate entity, whose statutory right, duties and obligations are established by the Bermuda Act.

The Bermuda Act contains no specific restrictions on the power of the directors to resolve to dispose of assets of a company although it specifically requires that every officer (which includes a director and managing director and secretary) of a company, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Furthermore, it requires that every officer should comply with the Bermuda Act, regulations passed pursuant to the Bermuda Act and the bye-laws of the company.

(ix) Accounting requirements under the Bermuda Act

The Bermuda Act requires that a company shall cause to be kept proper records of account with respect to:–

(a) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure take place;

(b) all sales and purchases of goods by the company; and

(c) the assets and liabilities of the company.

It further requires that the records of account shall be kept at the registered office of the company or at such other place as the Board thinks fit and shall at all times be open to inspection by the directors. The Bermuda Act also requires that, these records of account also be maintained at the office of the resident representative where the company is listed on an appointed stock exchange and the company has appointed a resident representative. There is a proviso in the Bermuda Act to the effect that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the company in Bermuda such records as will enable the Board to ascertain with reasonable accuracy the financial position of the company at the end of each three (3) month period. Power is vested in the courts of Bermuda to order the company to make available the records of account to any of the directors of the company should the company for some reason refuse to do so. Furthermore, the Bermuda Act imposes a fine in the event of failure to comply with the aforementioned requirements which fine is limited to the sum of BD$500.00 (approximately equivalent in value to US$500.00), for the time being.

(x) Auditing requirements

The Bermuda Act requires that the board of every company shall, at least once in every year, lay before the company in general meeting:–

(a) financial statements for the period, which shall include:–

(a1) a statement of the results of operations for such period;

(a2) a statement of retained earnings or deficits;

(a3) a balance sheet at the end of such period;

(a4) a statement of changes in the financial position for the period;

(a5) notes to the financial statements;

(a6) such further information as required by the Bermuda Act and the company's memorandum of association and its bye-laws;

(b) the report of the auditor in respect of the financial statements described above based upon the results of the audit made in accordance with generally accepted accounting principles; and

(c) the notes referred to in paragraph (a5) above shall include a description of the generally accepted accounting principles used in the preparation of the financial statements and where the accounting principles used are those of a country or jurisdiction other than Bermuda the notes shall disclose this fact and shall name the country or jurisdiction.

Financial statements to be laid before the shareholders in general meeting shall be signed on the balance sheet by two (2) of the directors of the company.

If for some reason it becomes impossible, for reasons beyond the reasonable control of the directors, to lay the financial statements before the shareholders, it shall be lawful for the meeting to adjourn the meeting for a period of up to ninety (90) days or such longer period as the shareholders may agree.

All shareholders of a company are entitled to receive a copy of the financial statements prepared in accordance with the aforementioned requirements, at least seven (7) days before the general meeting of the company at which the financial statements would be tabled. The Bermuda Act also provides that companies listed on an appointed stock exchange (including the Singapore Exchange) may send summarized financial statements instead of the unabridged financial statements mentioned above. Each shareholder can elect to receive unabridged financial statements for that period and/or any subsequent period. The summarized financial statements together with auditors report and notice to elect to receive the unabridged fianancial statements must be sent to shareholders twenty-one days before the general meeting. A company shall send the full financial statements to a member within seven days of receipt of the member's election to receive the full financial statements.

The summarized financial statements must be derived from the company's financial statements and shall include:–

(a) a summarized report of the unabridged financial statements;

(b) such further information extracted from the financial statements as the board of directors considers appropriate; and

(c) a statement that it is only a summarized version of the company's financial statements and does not contain sufficient information to allow as full an understanding of the financial position, results of operations or changes in financial position or cash flows of the company as would be provided by unabridged financial statements.

There are certain exceptions in the case of shareholders not entitled to receive notices of general meetings, joint holders of shares or where the address for a person is not known to the company.

The Bermuda Act also makes provision vesting power in the shareholders in general meeting to waive the laying of the financial statements and auditors' report and to waive the appointment of an auditor. In order to do so, it is required that all shareholders and directors of the company agree either in writing or at a general meeting, that in respect of a particular interval no financial statement or auditors' report thereon need be laid before a general meeting.

The Bermuda Act contains specific requirements in section 89 in relation to the appointment and disqualification of an auditor.

By way of general reference, the provisions of sections 83, 84, 87, 88, 89 and 90 govern the preparation and maintenance of accounting records and audited financial statements.

(xi) Exchange control

Although incorporated in Bermuda, the company has been classified as non-resident in Bermuda for exchange control purposes by the Bermuda Monetary Authority. Accordingly, the company may convert currency (other than Bermudian currency) held for its account to any other currency without restriction.

Persons, firms or companies regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act 1972 of Bermuda, and regulations thereunder, to purchase or sell shares or warrants of the company which are regarded as foreign currency securities by the Bermuda Monetary Authority. Under the terms of the consent given to the company by the Bermuda Monetary Authority, the issue of shares pursuant to this document and any transactions in issued shares between persons, firms or companies regarded as nonresident in Bermuda for exchange control purposes may be effected without further permission from that Authority. Before the company can issue any further shares beyond the consent given from the Bermuda Monetary Authority, the company must first obtain the prior written consent of that Authority.

In granting such permission, the Bermuda Monetary Authority accepts no responsibility for the financial soundness of any proposals or for the correctness of any statements made or opinions expressed in this document with regard to them.

(xii) Taxation

In Bermuda, there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory for a company to pay dividends. The company is required to pay an annual government fee (the "Government Fee"), which is determined on a sliding scale by reference to a company's authorised share capital and share premium account, with the minimum fee being BD$1,780 and the maximum BD$27,825 (the BD$ is treated at par with the US$). The Government Fee is payable at the end of January in every year and is based on the authorised share capital and share premium account as they stood at 31 August in the preceding year.

The Bermuda Government has enacted legislation under which the Minister of Finance is authorised to give an assurance to an exempted company or a partnership that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, then the imposition of any such tax shall not be applicable to such entities or any of their operations. In addition, there may be included an assurance that any such tax or any tax in the nature of estate duty or inheritance tax, shall not be applicable to the shares, debentures or other obligations of such entities. This assurance has been obtained by the company for a period ending 28 March 2016.

(xiii) Stamp duty

The law relating to stamp duties has been fundamentally changed as a result of the enactment of certain legislation that came into force on 1 April 1990. Stamp duty is no longer chargeable in respect of the incorporation, registration or licensing of an exempted company, nor, subject to certain minor exceptions, on their transactions. Accordingly, no stamp duty will be payable on the increase in or the issue or transfer of the share capital of the company.

(xiv) Loans to directors

The Bermuda Act prohibits the making of loans by the company to any of its directors or to their families or companies in which they hold a 20 per cent. interest, without the consent of shareholders of the company holding in the aggregate not less than nine-tenths (9/10) of the total voting rights of all shareholders having the right to vote at any meeting of the shareholders of the company. These prohibitions do not apply to anything done to provide a director with funds to meet expenditure incurred or to be incurred by him for the purposes of the company, provided that the company gives its prior approval at a general meeting or, if not, the loan is made on condition that it shall be repaid within six (6) months of the next annual general meeting if the loan is not approved at such meeting. If the approval of the company is not given for a loan, the directors who authorised it will be jointly and severally liable for any loss arising.

(xv) The investigation of the affairs of a company and the protection of minorities

The Bermuda Act makes specific provision with regard to the foregoing and provides that the Minister of Finance may, at any time of his own volition, appoint one or more inspectors to investigate the affairs of an exempted company and to report thereon in such manner as he may direct. The Bermuda Act requires that such an investigation be conducted in private unless the company requests that it be held in public. Furthermore, any shareholder of a company who complains that the affairs of the company are being conducted or have been conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, including himself, or where a report has been made to the Minister of Finance under the foregoing, the Registrar on behalf of the Minister, may make an application to the court by petition for an order that the company's affairs are being conducted or have been conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders and that to wind up the company would unfairly prejudice that part of the shareholders but otherwise the facts would justify the making of a winding up order on the ground that it would be just and equitable that the company should be wound up. If the court is of this opinion, then it may, with a view to bringing to an end the matters complained of, make such order as it thinks fit whether for regulating the conduct of the company's affairs in future or for the purchase of shares of any shareholders of the company by other shareholders of the company or by the company and in the case of a purchase by the company, for the reduction accordingly of the company's capital, or otherwise.

Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda; however, the Bermuda courts ordinarily would expect to follow English case law precedent which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of a company's memorandum of association and bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

In addition to the above, the shareholders may be able to bring claims against a company; such claims must, however, be based on the general laws of contract or tort applicable in Bermuda.

A statutory right of action is conferred on subscribers to shares of a company against persons (including directors and officers) responsible for the issue of a prospectus in respect of damage suffered by reason of an untrue statement therein (see above) but this confers no right of action against the company itself. In addition, the company itself (as opposed to its shareholders) may take action against the officers (including directors) for breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company (as mentioned above).

(xvi) Inspection of corporate records

Members of the general public have the right to inspect the public documents of the company available at the office of the Registrar of Companies in Bermuda which will include the company's certificate of incorporation, its memorandum of association (including its objects and powers) and any alteration to the company's memorandum of association and documents relating to an increase or reduction of authorised capital. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general (i.e. shareholders) meetings and audited financial statements of the company, which must be presented to the annual general meeting of shareholders. The register of shareholders of the company is also open to inspection by shareholders without charge, and to members of the general public for a fee. The company is required to maintain its share register in Bermuda but may establish a branch register outside Bermuda. The company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge.

(xvii) Winding up and liquidation provisions of Bermuda legislation

(a) Introduction

The winding up of Bermuda companies is governed by the provisions of the Bermuda Act and by the Companies (Winding Up) Rules 1982 (the "Rules") and may be divided into the following two types:–

(a1) Voluntary winding up which commences with the shareholders' resolution or upon the happening of a specified event (fixed or limited life company) and which itself can be sub-divided into a shareholders' voluntary winding up and a creditors' voluntary winding up; and

(a2) Compulsory winding up, by petition presented to the courts of Bermuda followed by winding up order.

(b) Voluntary winding up

(b1) Shareholders' voluntary winding up

A shareholders' voluntary winding up is only possible if a company is solvent. A Statutory Declaration of Solvency to the effect that a company is able to meet its debts within twelve (12) months from the date of the commencement of its winding up is sworn by a majority of the company's directors and filed with the Registrar of Companies.

A general meeting of shareholders is then convened which resolves that the company be wound up voluntarily and that a liquidator (responsible for collecting in the assets of the company, determining its liabilities and distributing its assets amongst its creditors and the surplus to the shareholders) be appointed.

Once the affairs of the company are fully wound up, the liquidator prepares a full account of the liquidation which he then presents to the company's shareholders at a general meeting called for that purpose. This special general meeting must be advertised in an appointed newspaper in Bermuda at least one (1) month before it is

held and within one (1) week after it is held, the liquidator notifies the Registrar of Companies that the company has been dissolved.

(b2) Creditors' voluntary winding up

A creditors' voluntary winding up may occur where a company is insolvent and a Declaration of Solvency cannot be sworn.

A board meeting is convened which resolves to recommend to the shareholders of the company that the company be placed into a creditors' voluntary winding up. This recommendation is then considered and, if thought fit, approved at a special general meeting of the company's shareholders and, subsequently, at a meeting of the company's creditors.

Notice of the creditors' meeting must appear in an appointed newspaper on at least two (2) occasions and the directors must provide this meeting with a list of the company's creditors and a full report of the position of the company's affairs.

At their respective meetings, the creditors and shareholders are entitled to nominate a person or persons to serve as liquidator(s) and whose responsibilities include collecting in the assets of the company, ascertaining its liabilities and distributing its assets rateably amongst its creditors in accordance with their proofs of debt. In addition to the liquidator, the creditors are entitled to appoint a Committee of Inspection which, under Bermuda Law, is a representative body of creditors who assist the liquidator during the liquidation.

As soon as the affairs of the company are fully wound up, the liquidator prepares his final account explaining the liquidation of the company and the distribution of its assets which he then presents to the company's shareholders in a special general meeting and to the company's creditors in a meeting. Within one (1) week after the last of these meetings, the liquidator sends a copy of the account to the Registrar of Companies in Bermuda who proceeds to register it in the appropriate public records and the company is deemed dissolved three (3) months after the registration of this account.

(c) Compulsory winding up

The courts of Bermuda may wind up a Bermuda company on a petition presented by persons specified in the Bermuda Act and which include the company, itself and any creditor or creditors of the company (including contingent or prospective creditors) and any shareholder or shareholders of the company.

Any such petition must state the grounds upon which the Bermuda court has been asked to wind up the company and may include either one of the following:–

(c1) that the company has by resolution resolved that it be wound up by the Bermuda court;

(c2) that the company is unable to pay its debts;

(c3) that the Bermuda court is of the opinion that it is just and equitable that the company be wound up.

The winding up petition seeks a winding up order and may include a request for the appointment of a provisional liquidator.

Prior to the Winding Up Order being granted and the appointment of the provisional liquidator, (who under Bermuda Law, may or may not be the Official Receiver — a Government appointed officer) an interim provisional liquidator may be appointed to administer the affairs of the company with a view to its winding up until he is relieved of these duties by the appointment of the provisional liquidator. (Often, the interim provisional liquidator is appointed the provisional liquidator).

As soon as the Winding Up Order has been made, the provisional liquidator summons separate meetings of the company's creditors and shareholders in order to determine whether or not he should serve as the permanent liquidator or be replaced by some other person who will serve as the permanent liquidator and also to determine whether or not a Committee of Inspection should be appointed and, if appointed, the shareholders of that Committee. The provisional liquidator notifies the Court of the decisions made at these meetings and the Court makes the appropriate orders.

A permanent liquidator's powers are prescribed by the Act and include the power to bring or defend actions or other legal proceedings in the name and on behalf of the company and the power to carry on the business so far as may be necessary for the beneficial winding up of the company. His primary role and duties are the same as a liquidator in a creditors' voluntary winding up i.e. to distribute the company's assets rateably amongst its creditors whose debts have been admitted.

As soon as the affairs have been completely wound up, the liquidator applies to the courts of Bermuda for an order that the company be dissolved and the company is deemed dissolved from the date of this order being made.

Any person wishing to have a detailed summary of Bermuda company law or advice on the differences between it and the laws of any jurisdiction with which he is more familiar is recommended to seek independent legal advice.

This page has been intentionally left blank.

SUMMARY OF RELEVANT PRC LAWS & REGULATIONS

1. PRC LEGAL SYSTEM

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations and directives. Decided court cases do not constitute binding precedents.

The National People's Congress of the PRC ("NPC") and the Standing Committee of the NPC are empowered by the PRC Constitution to exercise the legislative power of the state. The NPC has the power to amend the PRC Constitution and to enact and amend primary laws governing the state organs, civil and criminal matters. The Standing Committee of the NPC is empowered to interpret, enact and amend laws other than those required to be enacted by the NPC.

The State Council of the PRC is the highest organ of state administration and has the power to enact administrative rules and regulations. Ministries and commissions under the State Council of the PRC are also vested with the power to issue orders, directives and regulations within the jurisdiction of their respective departments. Administrative rules, regulations, directives and orders promulgated by the State Council and its ministries and commissions must not be in conflict with the PRC Constitution or the national laws and, in the event that any conflict arises, the Standing Committee of the NPC has the power to annul such administrative rules, regulations, directives and orders.

At the regional level, the people's congresses of provinces and municipalities and their standing committees may enact local rules and regulations and the people's government may promulgate administrative rules and directives applicable to their own administrative area. These local laws and regulations may not be in conflict with the PRC Constitution, any national laws or any administrative rules and regulations promulgated by the State Council.

Rules, regulations or directives may be enacted or issued at the provincial or municipal level or by the State Council of the PRC or its ministries and commissions in the first instance for experimental purposes. After sufficient experience has been gained, the State Council may submit legislative proposals to be considered by the NPC or the Standing Committee of the NPC for enactment at the national level.

The power to interpret laws is vested by the PRC Constitution in the Standing Committee of the NPC. According to the Decision of the Standing Committee of the NPC Regarding the Strengthening of Interpretation of Laws (全国人民代表大会常务委员会关于加强法律解释工作的决议) passed on 10th June, 1981, the Supreme People's Court has the power to give general interpretation on application of laws in judicial proceedings apart from its power to issue specific interpretation in specific cases. The State Council and its ministries and commissions are also vested with the power to give interpretation of the rules and regulations which they promulgated. At the regional level, the power to give interpretation of regional laws is vested in the regional legislative and administration organs which promulgate such laws. All such interpretations carry legal effect.

2. JUDICIAL SYSTEM

The People's Courts are the judicial organs of the PRC. Under the PRC Constitution (中华人民共和国宪法) and the Law of Organisation of the People's Courts of the People's Republic of China (中华人民共和国人民法院组织法), the People's Courts comprise the Supreme People's Court, the local people's courts, military courts and other special people's courts. The local people's courts are divided into three levels, namely, the basic people's courts, intermediate people's courts and higher people's courts. The basic people's courts are divided into civil, criminal, administrative and economic divisions. The intermediate people's courts have divisions similar to those of the basic people's courts and, where the circumstances so warrant, may have other special divisions (such as intellectual property divisions). The judicial functions of people's courts at lower levels are subject to supervision of people's courts at higher levels. The people's procuratorates also have the right to exercise legal supervision over the proceedings of people's courts of the same and lower levels. The Supreme People's Court is the highest judicial organ of the PRC. It supervises the administration of justice by the people's courts of all levels.

The people's courts adopt a two-tier final appeal system. A party may before the taking effect of a judgment or order appeal against the judgment or order of the first instance of a local people's court to the people's court at the next higher level. Judgments or orders of the second instance at the next higher level are final and binding. Judgments or orders of the first instance of the Supreme People's Court are also final and binding. If, however, the Supreme People's Court or a people's court at a higher level finds an error in a final and binding judgment which has taken effect in any people's court at a lower level, a retrial of the case may be conducted according to the judicial supervision procedures. Or if the president of a people's court at any level finds definite error in a legally effective judgment or written order of his court and deems it necessary to have the case retried, he shall refer it to the judicial committee for discussion and decision.

The PRC civil procedures are governed by the Civil Procedure Law of the People's Republic of China (中华人民共和国民事诉讼法) (the "Civil Procedure Law") adopted on 9th April, 1991. The Civil Procedure Law contains regulations on the institution of a civil action, the jurisdiction of the people's courts, the procedures in conducting a civil action, trial procedures and procedures for the enforcement of a civil judgment or order. All parties to a civil action conducted within the territory of the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant's place of domicile. The jurisdiction may also be selected by express agreement by the parties to a contract provided that the jurisdiction of the people's court selected has some actual connection with the dispute, that is to say, the plaintiff or the defendant is located or domiciled, or the contract was executed or implemented in the jurisdiction selected, or the subject-matter of the proceedings is located in the jurisdiction selected. A foreign national or foreign enterprise is accorded the same litigation rights and obligations as a citizen or legal person of the PRC. If any party to a civil action refuses to comply with a judgment or order made by a people's court or an award made by an arbitration body in the PRC, the aggrieved party may apply to the people's court to enforce the judgment, order or award. There are time limits on the right to apply for such enforcement. Where at least one of the parties to the dispute is an individual, the time limit is one year. If both parties to the dispute are legal persons or other entities, the time limit is six months.

A party seeking to enforce a judgment or order of a people's court against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for recognition and enforcement of such judgment or order. A foreign judgment or ruling may also be recognised and enforced according to PRC enforcement procedures by the people's courts in accordance with the principle of reciprocity or if there exists an international or bilateral treaty with or acceded to by the foreign country that provides for such recognition and enforcement, unless the people's court considers that the recognition or enforcement of the judgment or ruling will violate fundamental legal principles of the PRC or its sovereignty, security or social or public interest.

3. ARBITRATION AND ENFORCEMENT OF ARBITRAL AWARDS

The Arbitration Law of the PRC (中华人民共和国仲裁法) (the "Arbitration Law") was promulgated by the Standing Committee of the NPC on 31st August 1994 and came into effect on 1st September, 1995. It is applicable to, among other matters, trade disputes involving foreign parties where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration regulations, formulate interim arbitration rules in accordance with the Arbitration Law and the PRC Civil Procedure Law. Where the parties have by an agreement provided arbitration as a method for dispute resolution, the parties are not permitted to institute legal proceedings in a people's court.

Under the Arbitration Law, an arbitral award is final and binding on the parties and if a party fails to comply with an award, the other party to the award may apply to the people's court for enforcement. A people's court may refuse to enforce an arbitral award made by an arbitration committee if there were mistakes, an absence of material evidence or irregularities over the arbitration proceedings, or the jurisdiction or constitution of the arbitration committee.

A party seeking to enforce an arbitral award of a foreign affairs arbitration body of the PRC against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognised and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC.

In respect of contractual and non-contractual commercial-law-related disputes which are recognised as such for the purposes of PRC law, the PRC has acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Award ("New York Convention") adopted on 10th June 1958 pursuant to a resolution of the Standing Committee of the NPC passed on 2nd December 1986. The New York Convention provides that all arbitral awards made by a state which is a party to the New York Convention shall be recognised and enforced by other parties to the New York Convention subject to their right to refuse enforcement under certain circumstances including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC at the time of the accession of the PRC that (1) the PRC would only recognise and enforce foreign arbitral awards on the principle of reciprocity and (2) the PRC would only apply the New York Convention in disputes considered under PRC laws to be arising from contractual and non-contractual mercantile legal relations.

4. FOREIGN EXCHANGE CONTROL

Major reforms have been introduced on the foreign exchange control system of the PRC since 1993.

The People's Bank of China, with the authorisation of the State Council, issued on 28th December 1993 the Notice on the Further Reform of the Foreign Exchange Control System (中国人民银行关于进一步改革外汇管理体制的通知) and on 26th March 1994 the Provisional Regulations on the Settlement, Sale and Payment of Foreign Exchange (结汇、售汇及付汇管理暂行规定) which came into effect on 1st April, 1994 respectively. On 29th January 1996, the State Council promulgated the PRC Foreign Exchange Administration Regulations (中华人民共和国外汇管理条例) which took effect on 1st April 1996. On 20th June 1996, the People's Bank of China issued the Administration Regulations on the Settlement, Sale and Payment of Foreign Exchange (结汇、售汇及付汇管理规定), which took effect on 1st July 1996. On 25th October 1998, the People's Bank of China and the State Administration for Foreign Exchange issued a Joint Announcement on Abolishment of Foreign Exchange Swap Business which stated that from 1st December, 1998, all foreign exchange transactions for FIEs may only be conducted through authorised banks.

These regulations contain detailed provisions regulating the holding, sale and purchase of foreign exchange by individuals, enterprises, economic bodies and social organisations in the PRC.

Under the new regulations, the previous dual exchange rate system for Renminbi was abolished and a unified floating exchange rate system based largely on supply and demand was introduced. The People's Bank of China, having regard to the trading prices between Renminbi and major foreign currencies on the inter-bank foreign exchange market, publishes on each bank business day the Renminbi exchange rates against major foreign currencies.

In general, all organisations and individuals within the PRC, including foreign investment enterprises, are required to remit their foreign exchange earnings to the PRC. In relation to PRC enterprises, their recurrent foreign exchange earnings are generally required to be sold to designated banks unless specifically approved otherwise. Foreign investment enterprises (including sino-foreign equity joint ventures, sino-foreign co-operative joint ventures and wholly foreign owned enterprises), on the other hand, are permitted to retain a certain percentage of their recurrent foreign exchange earnings and the sums retained may be deposited into foreign exchange bank accounts maintained with designated banks. Capital foreign exchange earnings must be deposited into foreign exchange bank accounts maintained with designated banks and can generally be retained in such accounts.

At present, control on the purchase of foreign exchange is being relaxed. Enterprises which require foreign exchange for their current activities such as trading activities and payment of staff remuneration may purchase foreign exchange from designated banks, subject to the production of relevant supporting documents without the need for any prior approvals of the State Administration of Foreign Exchange.

In addition, where an enterprise requires any foreign exchange for the payment of dividends that are payable in foreign currencies under applicable regulations, such as the distribution of profits by a foreign investment enterprise to its foreign investment party, then, subject to the due payment of tax on such dividends the amount required may be withdrawn from funds in foreign exchange accounts maintained with designated banks, and where the amount of the funds in foreign exchange is insufficient, the enterprise may purchase additional foreign exchange from designated banks upon the presentation of the resolutions of the board of directors on the profit distribution plan of that enterprise.

Despite the relaxation of foreign exchange control over current account transaction, the approval of the foreign exchange administration authority is still required before a PRC enterprise may borrow a loan in foreign currency or provide any foreign exchange guarantee or make any investment outside of the PRC or to enter into any other capital account transaction involving the purchase of foreign exchange.

When conducting actual foreign exchange transactions, the designated banks may, based on the exchange rate published by the People's Bank of China and subject to certain limits, freely determine the applicable exchange rate.

The China Foreign Exchange Trading Centre ("CFETC") was formally established on 1 April 1994 and came into operation on 4 April 1994. CFETC has set up a computerised network with sub-centres in several major cities, thereby forming an inter-bank market in which designated PRC banks can trade in foreign exchange and settle their foreign currency obligations. Prior to 1st December 1998, enterprises with foreign investment may at their own choice enter into exchange transactions through Swap Centres or through designated PRC banks. From 1st December 1998 onwards, exchange transactions will have to be conducted through designated banks. Swap Centres became restricted to conducting foreign exchange transactions between authorised banks and inter-bank lending between PRC banks.

5. TAXATION

The applicable income tax laws, regulations, notices and decisions (collectively referred to as "Applicable Foreign Enterprises Tax Law") which relate to foreign investment enterprises and their investors include the follows:–

(1) Income Tax Law of the PRC on Foreign Investment Enterprises and Foreign Enterprises (中华人民共和国外商投资企业和外国企业所得税法) adopted by the NPC on 9th April 1991

(2) Implementing Rules of the Income Tax Law of the PRC on Foreign Investment Enterprises and Foreign Enterprises (中华人民共和国外商投资企业和外国企业所得税法实施细则) promulgated by the State Council, which came into effect on 1st July 1991

(3) Notice Relating to taxes Applicable to Foreign Investment Enterprises/Foreign Enterprises and Foreign Nationals in Relation to Dividends and Gains obtained from Holding and Transferring of Shares (国家税务总局关于外商投资企业/外国企业和外籍个人取得股票(股权)转让收益和股息所得税收问题的通知) promulgated by State Tax Bureau on 21 July 1993.

(4) Amendments to the Income Tax Law Applicable to Individuals of the PRC (修改中华人民共和国个人所得税法的决定) promulgated by Standing Committee of NPC on 31 October 1993

(5) Notice on Relevant Policies Concerning Individual Income Tax (关于个人所得税若干政策问题的通知) issued by Ministry of Finance and the State Tax Bureau on 13 May 1994

(6) Notice on Relevant Policies Concerning the Reduction of Income Tax as Interest and Other Income of Foreign Enterprises Derived from Sources in China (关于外国企业来源于我国境内的利息等所得减征所得税问题的通知) issued by the State Council, which came into effect on 1 January 2000

(a) Income tax on foreign investment enterprises

According to the Applicable Foreign Enterprises Tax Law, foreign investment enterprises (including sino-foreign equity joint ventures, sino-foreign co-operative joint ventures and wholly foreign owned enterprises established in the territory of the PRC) are required to pay a national income tax at a rate of 30% of their taxable income and a local income tax at a rate of 3% of their taxable income.

A foreign investment enterprise engaged in production having a period of operation of not less than ten years shall be exempted from income tax for the two years commencing from its first profitable year and a 50% reduction in the income tax payable for the next three years. The income tax concession for foreign investment enterprises engaged in the exploitation of resources such as petroleum, natural gas, rare metals and precious metals are regulated separately by the State Council.

Foreign investment enterprises established in special economic zones, foreign enterprises having an establishment in special economic zones engaged in production or business operations and foreign investment enterprises engaged in production in economic and technological zones may pay income tax at a reduced rate of 15%. Foreign investment enterprises engaged in production established in coastal economic open zones or in the old urban districts of cities where the special economic zones or the economic and technological development zones are located may pay income taxes at a reduced rate of 24%. A reduced income tax rate of 15% may apply to an enterprise located in such regions which is engaged in energy, communication, harbour, wharf or other projects encouraged by the State.

Losses incurred in a tax year may be carried forward for not more than five years.

The people's governments of provinces, autonomous regions and municipalities directly under the central government may grant exemptions from or reduced local income tax for a foreign investment enterprise engaged in an industry or a project encouraged by the State.

(b) Value added tax

The Provisional Regulations of the People's Republic of China Concerning Value Added Tax (中华人民共和国增值税暂行条例) promulgated by the State Council came into effect on 1st January 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the People's Republic of China Concerning Value Added Tax (中华人民共和国增值税暂行条例实施细则) value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

Value added tax payable in the PRC is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and services in the same financial year.

(c) Business tax

With effect from 1st January, 1994, businesses that provide services (except entertainment businesses), assign intangible assets or sell immovable property became liable to business tax at a rate ranging from 3% to 5% of the charges of the services provided, intangible assets assigned or immovable property sold, as the case may be.

(d) Tax on dividends from PRC enterprise with foreign investment

According to the Applicable Foreign Enterprises Tax Law, income such as dividends and profits distribution from the PRC derived from a foreign enterprise which has no establishment in the PRC is subject to a 10% withholding tax, subject to reduction as provided by any applicable double taxation treaty, unless the relevant income is specifically exempted from tax under the Applicable Foreign Enterprises Tax Law. The profit derived by a foreign investor from a PRC enterprise with foreign investment is exempted from PRC tax according to the Applicable Foreign Enterprises Tax Law.

6. WHOLLY FOREIGN-OWNED ENTERPRISE

Wholly foreign-owned enterprises are governed by the Law of the People's Republic of China Concerning Enterprises with Sole Foreign Investments (中华人民共和国外资企业法), which was promulgated on 12th April 1986, and its Implementation Regulations promulgated on 12th December 1990 (together the "Foreign Enterprises Law").

(a) Procedures for establishment of a wholly foreign-owned enterprise

The establishment of a wholly foreign-owned enterprise will have to be approved by MOFTEC (or its delegated authorities). If two or more foreign investors jointly apply for the establishment of a wholly foreign-owned enterprise, a copy of the contract between the parties must also be submitted to MOFTEC (or its delegated authorities) for its record. A wholly foreign-owned enterprise must also obtain a business licence from SAIC before it can commence business.

(b) Nature

A wholly foreign-owned enterprise is a limited liability company under the Foreign Enterprise Law. It is a legal person which may independently assume civil obligations, enjoy civil rights and has the right to own, use and dispose of property. It is required to have a registered capital contributed by the foreign investor(s). The liability of the foreign investor(s) is limited to the amount of registered capital contributed. A foreign investor may make its contributions by instalments and the registered capital must be contributed within the period as approved by MOFTEC (or its delegated authorities) in accordance with relevant regulations.

(c) Profit distribution

The Foreign Enterprise Law provides that after payment of taxes, a wholly foreign-owned enterprise must make contributions to a reserve fund and an employee bonus and welfare fund. The allocation ratio for the employee bonus and welfare fund may be determined by the enterprise. However, at least 10% of the after tax profits must be allocated to the reserve fund. If the cumulative total of allocated reserve funds reaches 50% of an enterprise's registered capital, the enterprise will not be required to make any additional contribution. The enterprise is prohibited from distributing dividends unless the losses (if any) of previous years have been made up.

7. ENVIRONMENTAL PROTECTION REGULATIONS

In accordance with the Environmental Protection Law of the PRC adopted by the Standing Committee of the NPC on 26th December 1989, the Administration Supervisory Department of Environmental Protection of the State Council sets the national guidelines for the discharge of pollutants. The provincial and municipal governments of provinces, autonomous regions and municipalities may also set their own guidelines for the discharge of pollutants within their own provinces or districts in the event that the national guidelines are inadequate.

A company or enterprise which causes environmental pollution and discharges other polluting materials which endanger the public should implement environmental protection methods and procedures into their business operations. This may be achieved by setting up a system of accountability within the company's business structure for environmental protection, adopting effective procedures to prevent environmental hazards such as waste gases, water and residues, dust powder, radioactive materials and noise arising from production, construction and other activities from polluting and endangering the environment. The environmental protection system and procedures should be implemented simultaneously with the commencement of and during the operation of construction, production and other activities undertaken by the company. Any company or enterprise which discharges environmental pollutants should report and register such discharge with the Administration Supervisory Department of Environmental Protection and pay any fines imposed for the discharge. A fee may also be imposed on the company for the cost of any work required to restore the environment to its original state. Companies which have caused severe pollution to the environment are required to restore the environment or remedy the effects of the pollution within a prescribed time limit.

If a company fails to report and/or register the environmental pollution caused by it, it will receive a warning or be penalised. Companies which fail to restore the environment or remedy the effects of the pollution within the prescribed time will be penalised or have their business licences terminated. Companies or enterprises which have polluted and endangered the environment must bear the responsibility for remedying the danger and effects of the pollution, as well as to compensate any losses or damages suffered as a result of such environmental pollution.

8. GOVERNMENTAL REGULATIONS IN RELATION TO THE VALUE-ADDED TELECOMMUNICATION BUSINESS

Pursuant to the "Catalogue for the Guidance of Foreign Investment Industries" (Appendix II "Notes for Catalogue of Restricted Industries" 4.1), Value-added services and paging services in basic telecommunication services: Foreign investments are permitted no later than Dec. 11, 2001 with the proportion of foreign investment not exceeding 30%. The proportion of foreign investment in joint venture shall not exceed 49% no later than Dec. 11, 2002, and shall be allowed to reach 50% no later than Dec. 11, 2003.

Article 6 of the "Provisions on Administration of Foreign-Invested Telecommunications Enterprises" prescribed that the proportion of foreign investment in a foreign invested telecommunications enterprise providing value-added telecommunications services (including radio paging in basic telecommunications services) shall not exceed 50% in the end. The proportion of the investment made by Chinese and foreign investors to a foreign-invested telecommunications enterprise in different phases shall be determined by the competent information industry department of the State Council in accordance with the relevant provisions.

Currently CCLX is a domestic limited liability company which runs the value-added telecommunication business. Foreign capital is allowed to own no more than 49% of the total equity interests of CCLX before Dec. 11, 2003. After Dec. 11, 2003, foreign capital will be allowed to reach 50% of the total equity interests of CCLX, but the ultimate proportion of the foreign capital of CCLX shall not exceed 50% under current PRC regulations and WTO promises.

RULES OF THE CHINACAST PRE-IPO EMPLOYEE SHARE OPTION SCHEME

1. NAME OF THE SCHEME

The Scheme shall be called the "ChinaCast Pre-IPO Employee Share Option Scheme".

2. DEFINITIONS

2.1 In the Scheme, unless the context otherwise requires, the following words and expressions shall have the following meanings:–

"Aggregate Subscription Cost"	The total amount payable for Shares which may be acquired on the exercise of an Option.
"Auditors"	The auditors of the Company for the time being.
"Board"	The board of directors of the Company for the time being.
"Business Days"	Any day (other than Saturdays and Sundays) on which banks in Hong Kong are open for business.
"Bye-Laws"	The bye-laws of the Company, as amended from time to time.
"Committee"	A committee comprising Directors duly authorised, appointed and nominated by the Board pursuant to the Rules to administer the Scheme.
"Company" or "ChinaCast"	ChinaCast Communication Holdings Limited, a company incorporated under the laws of Bermuda.
"Date of Grant"	In relation to an Option, the date on which the Option is granted pursuant to Rule 6.
"Director"	A person holding office as a director for the time being of the Company and/or its subsidiaries, as the case may be.
"Employee"	An employee of the Group (including any Group Executive Director) selected by the Committee to participate in the Scheme in accordance with Rule 4.1.
"Exercise Price"	The price at which a Participant shall subscribe for each Share upon the exercise of an Option as set out in Rule 7, and subject to any adjustments in accordance with Rule 12.
"Grantee"	The person to whom an offer of an Option is made.
"Group"	The Company and its subsidiaries.
"Group Executive Director"	A Director who performs an executive function within the Group.
"Hong Kong"	Hong Kong, Special Administrative Region of the People's Republic of China.
"Lodgement Date"	The date of the first lodgement of a prospectus with the Monetary Authority in Singapore.

"Non-executive Director"	A Director of the Company and/or its subsidiaries, as the case may be, other than a Group Executive Director.
"Option"	The right to subscribe for Shares granted or to be granted to a Grantee pursuant to the Scheme and for the time being subsisting.
"Participant"	The holder of an Option.
"Rules"	Rules of the ChinaCast Pre-IPO Employee Share Option Scheme.
"Scheme"	The ChinaCast Pre-IPO Employee Share Option Scheme which was adopted by the Shareholders on 29 March 2004, and as the same may be modified or altered from time to time.
"Security Account"	The securities account maintained by a Depositor with CDP.
"SGX-ST"	The Singapore Exchange Securities Trading Limited.
"Shareholders"	Registered holders of Shares, except where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	Ordinary shares of par value US$0.08 each in the capital of the Company.
"subsidiary"	In relation to a company, a company in which the second-mentioned company (i) owns more than fifty per cent. (50%) of the issued share capital of the first-mentioned company; or (ii) controls the exercise of more than fifty per cent. (50%) of the voting rights in the first-mentioned company; or (iii) is entitled to appoint the majority of the directors of the first-mentioned company.
"US$" or "$"	United States dollar.

2.2 The terms "Depositor" and "Depository Agent" shall have the meanings ascribed to them respectively by Section 130A of the Companies Act (Chapter 50 of Singapore).

2.3 Words importing the singular number shall, where applicable, include the plural number and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter gender.

2.4 Any reference to a time of a day in the Scheme is a reference to Hong Kong time.

2.5 Any reference in the Scheme to any enactment is a reference to that enactment as for the time being amended or re-enacted.

3. OBJECTIVES OF THE SCHEME

The Scheme is a share incentive scheme. The purpose of the Scheme is to attract, motivate and retain key valued Directors and Employees, and to provide an incentive to, and encourage share ownership in the Company by them who meet the eligibility criteria and will contribute to the progressive growth and expansion of the Company.

4. ELIGIBILITY OF PARTICIPANTS

4.1 Employees and Directors are entitled to participate in the Scheme at the absolute discretion of the Committee, which should be exercised judiciously.

4.2 The Employee's eligibility to participate in the Scheme shall be at the absolute discretion of the Committee, which would be exercised judiciously, and in addition, such person must:–

(i) be confirmed in his/her employment with the Group;

(ii) have attained the age of twenty-one (21) years on or before the Date of Grant; and

(iii) not be an undischarged bankrupt and must not have entered into a composition with his creditors.

4.3 Subject to the application of any relevant laws, the terms of eligibility for participation in the Scheme may be amended from time to time at the absolute discretion of the Committee, which would be exercised judiciously.

5. MAXIMUM ENTITLEMENT

Subject to Rule 4 and Rule 12, the aggregate number of Shares in respect of which Options may be offered to a Grantee for subscription in accordance with the Scheme shall be determined at the discretion of the Committee, which would be exercised judiciously, who shall take into account criteria such as the rank and responsibilities within the Group, performance, years of service/appointment and potential for future development of the Grantee and the performance of the Company.

6. GRANT AND ACCEPTANCE OF OPTIONS

6.1 Subject as provided in Rule 11, the Committee may grant Options at any time prior to the Lodgement Date provided that the Scheme is in force.

6.2 The Letter of Offer to grant an Option shall be in, or substantially in, the form set out in Schedule A, subject to such modification as the Committee may from time to time determine.

6.3 An Option shall be personal to the person to whom it is granted and shall not be transferred (other than to a Participant's personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee.

6.4 The grant of an Option under this Rule 6 shall be accepted by the Grantee within thirty (30) days from the Date of Grant of that Option and, in any event, not later than 5.00 p.m. on the 30th day from such Date of Grant by completing, signing and returning the Acceptance Form in or substantially in the form set out in Schedule B, subject to such modification as the Committee may from time to time determine, accompanied by payment of US$1.00 as consideration.

6.5 If a grant of an Option is not accepted in the manner as provided in Rule 6.4, such offer shall, upon the expiry of the thirty (30) day period, automatically lapse and become null, void and of no effect.

7. EXERCISE PRICE

Subject to any adjustment pursuant to Rule 12, the Exercise Price for each Share in respect of which an Option is exercisable shall be S$0.073.

8. RIGHTS TO EXERCISE OPTIONS

8.1 Subject as provided in Rules 8 and 9, an Option shall be exercisable in whole or in part (provided that an Option may be exercised in part only in respect of 1,000 Shares or any multiple thereof), at any time by a Grantee, subject to the following vesting periods:–

Percentage of the Shares in respect of which that Option is granted may be exercised by the Grantee	**Number of years of employment that the Grantee has completed at the time of the exercise of the Option**
25%	1 year
50%	2 years
75%	3 years
100%	4 years

8.2 An Option shall, to the extent unexercised, immediately lapse without any claim whatsoever against the Company:–

(a) in the event of misconduct on the part of the Participant as determined by the Committee in its discretion;

(b) subject to Rule 8.3(b), where the Participant ceases at any time to be in the employment of any of the Group, for any reason whatsoever;

(c) the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of an Option; or

(d) the company by which he is employed ceasing to be a company within the Group, or the undertaking or part of the undertaking of such company being transferred otherwise than to another company within the Group.

For the purpose of Rule 8.2(b), the Participant shall be deemed to have ceased to be so employed as of the last day of his employment.

For avoidance of doubt, no Option shall lapse pursuant to Rule 8.2(b) in the event of any transfer of employment of a Participant within the Group.

8.3 In any of the following events, namely:–

(a) where the Participant ceases at any time to be in the employment of any of the Group by reason of:–

(i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee);

(ii) redundancy;

(iii) retirement at or after the Company's mandatory retirement age; or

(iv) retirement before the Company's mandatory retirement age with the consent of the Committee; or

(b) any other event approved in writing by the Committee,

the Participant may exercise any Option:–

(i) in the case where the cessation of employment or cessation to be a director, as the case may be, occurs after the first day of the Exercise Period in respect of such Option, within the period of eighteen (18) months after the date of such cessation of employment or such cessation to be a director, as the case may be, or before the expiry of the Exercise Period in respect of that Option, whichever is earlier, and upon expiry of such period the Option shall lapse; and

(ii) in the case where the cessation of employment or cessation to be a director, as the case may be, occurs before the first day of the Exercise Period in respect of such Option, within the period of eighteen (18) months after the first day of the Exercise Period in respect of that Option, and upon expiry of such period the Option shall lapse.

8.4 If a Participant dies, whether or not while still in the employment of any of the Group Companies and at the date of his death holds any unexercised Option, such Option shall continue to be exercisable by the duly appointed personal representatives of the Participant:–

(a) in the case where death occurs after the first day of the Exercise Period in respect of such Option, within the period of eighteen (18) months after the date of such cessation of employment or before the expiry of the Exercise Period in respect of that Option, whichever is earlier, and upon expiry of such period the Option shall lapse; and

(b) in the case where the death occurs before the first day of the Exercise Period in respect of such Option, within the period of eighteen (18) months after the first day of the Exercise Period in respect of that Option, and upon expiry of such period, the Option shall lapse.

9. WINDING-UP OF THE COMPANY

9.1 If under any applicable laws, the court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies, each Participant shall be entitled, notwithstanding Rule 8 but subject to Rule 9.4, to exercise any Option then held by him, in respect of such number of Shares comprised in that Option as may be determined by the Committee in its absolute discretion, during the period commencing on the date upon which the compromise or arrangement is sanctioned by the court and ending either on the expiry of sixty (60) days thereafter or the date upon which the compromise or arrangement becomes effective, whichever is later (but not after the expiry of the Exercise Period relating thereto), whereupon the Option shall lapse and become null and void.

9.2 If an order is made for the winding-up of the Company on the basis of its insolvency, all Options, to the extent unexercised, shall lapse and become null and void.

9.3 In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it dispatches such notice to each member of the Company give notice thereof to all Participants (together with a notice of the existence of the provision of this Rule 9.3) and thereupon, each Participant (or his personal representative) shall be entitled to exercise all or any of his Options at any time not later than two (2) Business Days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the Aggregate Subscription Cost whereupon the Company shall as soon as possible and in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Participant credited as fully paid.

9.4 If in connection with the scheme referred to in Rule 9.1 or the winding-up referred to in Rule 9.3, arrangements are made (which are confirmed in writing by the Auditors, acting only as experts and not as arbitrators, to be fair and reasonable) for the compensation of Participants, whether by the continuation of their Options or the payment of cash or the grant of other options or otherwise, a Participant holding an Option, as yet not exercised, may not, at the discretion of the Committee, be permitted to exercise that Option as provided for in this Rule 9.

9.5 To the extent that an Option is not exercised within the periods referred to in this Rule 9, it shall lapse and become null and void.

10. EXERCISE OF OPTIONS, ALLOTMENT AND LISTING OF SHARES

10.1 Subject to Rules 8.1, an Option may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in or substantially in the form set out in Schedule C, subject to such modification as the Committee may from time to time determine. Such notice must be accompanied by payment in cash for the Aggregate Subscription Cost in respect of the Shares for which that Option is exercised and any other documentation the Committee may require. An Option shall be deemed to be exercised upon receipt by the Company of the said notice, duly completed, the Aggregate Subscription Cost and the duly executed power of attorney. All payments made shall be made by cheque, cashiers' order, banker's draft or postal order made out in favour of the Company or such other mode of payment as may be acceptable to the Company.

10.2 Subject to such consents or other required action of any competent authority under any regulations or enactment for the time being in force as may be necessary and subject to the compliance with the terms of the Scheme and the Memorandum of Association and Bye-Laws of the Company, the Company shall, within ten (10) Business Days after the exercise of an Option, allot the relevant Shares and despatch the relevant share certificates to that Participant by ordinary post or such other mode as the Committee may deem fit.

10.3 Shares allotted and issued on exercise of an Option shall:–

(a) be subject to all the provisions of the Memorandum of Association and Bye-laws of the Company; and

(b) rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the Record Date for which is on or after the relevant date upon which such exercise occurred, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

"Record Date" means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of Shares.

10.4 The Company shall keep available sufficient unissued Shares to satisfy the full exercise of all Options for the time being remaining capable of being exercised.

11. LIMITATION ON THE SIZE OF THE SCHEME

Subject to the provisions of Rule 12 below, the maximum aggregate number of Shares which may be issued pursuant to all Options is 26,110,000 Shares.

12. ADJUSTMENT EVENTS

12.1 If a variation in the issued share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place, then:–

(a) the Exercise Price of the Shares, the nominal amount, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal amount, class and/or number of Shares over which Options may be granted under the Scheme; and/or

(c) the maximum aggregate number of Shares which may be issued pursuant to all Options,

shall be adjusted in such manner as the Committee may determine to be appropriate.

12.2 Unless the Committee considers an adjustment to be appropriate, the issue of securities as consideration for an acquisition or a private placement of securities, shall not normally be regarded as a circumstance requiring adjustment.

12.3 Notwithstanding the provisions of Rule 12.1:-

(a) no such adjustment shall be made if as a result:–

(i) the Exercise Price shall fall below the nominal amount of a Share and if such adjustment would, but for this paragraph (a), result in the Exercise Price being less than the nominal amount of a Share, the Exercise Price payable shall be the nominal amount of a Share; or

(ii) the Participant receives a benefit that a Shareholder does not receive; and

(b) any adjustment (except in relation to a capitalisation issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

12.4 Upon any adjustment required to be made pursuant to this Rule 12, the Company shall notify the Participant (or his duly appointed personal representatives where applicable) in writing and deliver to him (or his duly appointed personal representatives where applicable) a statement setting forth the Exercise Price thereafter in effect and the nominal value, class and/or number of Shares thereafter to be issued on the exercise of the Option. Any adjustment shall take effect upon such written notification being given.

13. ADMINISTRATION OF THE SCHEME

13.1 The Scheme shall be administered by the Committee in its absolute discretion with such powers and duties as are conferred on it by the Board, provided that no member of the Committee shall participate in any deliberation or decision in respect of Options to be granted to him or held by him.

13.2 The Committee shall have the power, from time to time, to make and vary such regulations (not being inconsistent with the Scheme) for the implementation and administration of the Scheme as they think fit. Any matter pertaining or pursuant to the Scheme and any dispute and uncertainty as to the interpretation of the Scheme, any rule, regulation or procedure thereunder or any rights under the Scheme shall be determined by the Committee.

13.3 Neither the Scheme nor the grant of Options under the Scheme shall impose on the Company or the Committee any liability whatsoever in connection with:–

(a) the lapsing or early expiry of any Options pursuant to any provision of the Scheme;

(b) the failure or refusal by the Committee to exercise, or the exercise by the Committee of, any discretion under the Scheme; and/or

(c) any decision or determination of the Committee made pursuant to any provision of the Scheme.

13.4 Any decision or determination of the Committee made pursuant to any provision of the Scheme (other than a matter to be certified by the Auditors) shall be final, binding and conclusive.

14. NOTICES

14.1 Any notice required to be given by a Participant to the Company shall be sent or made to the principal place of business of the Company or such other addresses (including electronic mail addresses) or facsimile number, and marked for the attention of the Committee, as may be notified by the Company to him in writing.

14.2 Any notices or documents required to be given to a Participant or any correspondence to be made between the Company and the Participant shall be given or made by the Committee (or such person(s) as it may from time to time direct) on behalf of the Company and shall be delivered to him by hand or sent to him at his home address, electronic mail address or facsimile number according to the records of the Company or the last known address, electronic mail address or facsimile number of the Participant.

14.3 Any notice or other communication from a Participant to the Company shall be irrevocable, and shall not be effective until received by the Company. Any other notice or communication from the Company to a Participant shall be deemed to be received by that Participant, when left at the address specified in Rule 14.2 or, if sent by post, on the day following the date of posting or, if sent by electronic mail or facsimile transmission, on the day of despatch.

15. MODIFICATIONS TO THE SCHEME

15.1 Any or all the provisions of the Scheme may be modified and/or altered at any time and from time to time by resolution of the Committee, except that:–

(a) no modification or alteration shall alter adversely the rights attaching to any Option granted prior to such modification or alteration except with the consent in writing of such number of Participants who, if they exercised their Options in full, would thereby become entitled to not less than three-quarters in nominal amount of all the Shares which would fall to be allotted upon exercise in full of all outstanding Options; and

(b) any modification or alteration which would be to the advantage of Participants under the Scheme shall be subject to the prior approval of the Shareholders in general meeting.

15.2 Notwithstanding anything to the contrary contained in Rule 15.1, the Committee may at any time by resolution amend or alter the Scheme in any way to the extent necessary to cause the Scheme to comply with any statutory provision or the provision or the regulations of any regulatory or other relevant authority or body.

15.3 Written notice of any modification or alteration made in accordance with this Rule 15 shall be given to all Participants.

16. TERMS OF EMPLOYMENT UNAFFECTED

Where applicable, the terms of employment of a Participant shall not be affected by his participation in the Scheme, which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment for any reason.

17. DURATION OF THE SCHEME

17.1 The Scheme shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten (10) years commencing on the Lodgement Date, provided always that the Scheme may continue beyond the above stipulated period with the approval of the Shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

17.2 The Scheme may be terminated at any time by the Committee, at the discretion of the Committee, or by resolution of the Company in general meeting, subject to all relevant approvals which may be required and if the Scheme is so terminated, no further Options shall be offered by the Company hereunder.

17.3 The termination of the Scheme shall not affect Options which have been granted and accepted as provided in Rule 6.4, whether such Options have been exercised (whether fully or partially) or not.

18. TAXES

All taxes (including income tax) arising from the exercise of any Option granted to any Participant under the Scheme shall be borne by that Participant.

19. COSTS AND EXPENSES OF THE SCHEME

Save for the taxes referred to in Rule 18 and such other costs and expenses expressly provided in the Scheme to be payable by the Participants, all fees, costs and expenses incurred by the Company in relation to the Scheme including but not limited to the fees, costs and expenses relating to the allotment and issue of Shares pursuant to the exercise of any Option shall be borne by the Company.

20. DISCLAIMER OF LIABILITY

Notwithstanding any provisions herein contained, the Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but not limited to the Company's delay in issuing the Shares.

21. DISPUTES

Any disputes or differences of any nature arising hereunder shall be referred to the Committee and its decision shall be final and binding in all respects.

22. GOVERNING LAW

The Scheme shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. The Participants, by accepting Options in accordance with the Scheme, and the Company submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

SCHEDULE A

CHINACAST PRE-IPO EMPLOYEE SHARE OPTION SCHEME

LETTER OF OFFER

Serial No: ________________

Date: ____________________

To: **[Name]**
[Designation]
[Address]

Private and Confidential

Dear Sir/Madam,

1. We have the pleasure of informing you that, pursuant to the ChinaCast Pre-IPO Employee Share Option Scheme ("ESOS"), you have been nominated to participate in the ESOS by the Committee (the "Committee") appointed by the Board of Directors of ChinaCast Communication Holdings Limited (the "Company") to administer the ESOS. Terms as defined in the ESOS shall have the same meaning when used in this letter.

2. Accordingly, in consideration of the payment of a sum of US$1.00, an offer is hereby made to grant you an option (the "Option"), to subscribe for and be allotted ________________ Shares at the price of S$0.073________ for each Share.

3. The Option is personal to you and shall not be transferred, charged, pledged, assigned or otherwise disposed of by you, in whole or in part, except with the prior approval of the Committee.

4. The Option shall be subject to the terms of the Scheme, a copy of which is available for inspection at the business address of the Company.

5. If you wish to accept the offer of the Option on the terms of this letter, please sign and return the enclosed Acceptance Form with a sum of US$1.00 not later than 5.00 p.m. on ________________, failing which this offer will lapse.

Yours faithfully,
For and on behalf of
ChinaCast Communication Holdings Limited

____
Name:
Designation:–

CHINACAST PRE-IPO EMPLOYEE SHARE OPTION SCHEME

ACCEPTANCE FORM

Serial No: ________________

Date: ____________________

To: The Committee,
ChinaCast Pre-IPO Employee Share Option Scheme,
9th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

Closing Date for Acceptance of Offer: ______________________________

Number of Shares Offered: ______________________________

Exercise Price for each Share: S$0.073

____

Total Amount Payable:

US$______________________________

I have read your Letter of Offer dated ________________ and agree to be bound by the terms of the Letter of Offer and the ESOS referred to therein. Terms defined in your Letter of Offer shall have the same meanings when used in this Acceptance Form.

I hereby accept the Option to subscribe for ________________ Shares at S$0.073 for each Share. I enclose cash for US$1.00 in payment for the purchase of the Option/I authorise my employer to deduct the sum of US$1.00 from my salary in payment for the purchase of the Option.

I understand that I am not obliged to exercise the Option.

I confirm that my acceptance of the Option will not result in the contravention of any applicable law or regulation in relation to the ownership of shares in the Company or options to subscribe for such shares.

I agree to keep all information pertaining to the grant of the Option to me confidential.

I further acknowledge that you have not made any representation to induce me to accept the offer and that the terms of the Letter of Offer and this Acceptance Form constitute the entire agreement between us relating to the offer.

Name in full :

Designation :

Address :

Nationality :

*NRIC/Passport No. :

Signature :

Date :

Note:–

* Delete accordingly

SCHEDULE C

CHINACAST PRE-IPO EMPLOYEE SHARE OPTION SCHEME

FORM OF EXERCISE OF OPTION

Total number of ordinary shares of US$0.08 each (the "Shares") offered at S$0.073 ________________ for each Share (the "Exercise Price") under the Scheme on ________________ (Date of Grant)	:	________________
Number of Shares previously allotted thereunder	:	________________
Outstanding balance of Shares to be allotted thereunder	:	________________
Number of Shares now to be subscribed	:	________________

To: The Committee,
ChinaCast Pre-IPO Employee Share Option Scheme,
9th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

1. Pursuant to your Letter of Offer dated ________________ and my acceptance thereof, I hereby exercise the Option to subscribe for ________________ Shares in ChinaCast Communication Holdings Limited (the "Company") at S$0.073 for each Share.

2. I enclose a *cheque/cashier's order/banker's draft/postal order no. ________________ for S$________________ by way of subscription for the total number of the said Shares.

3. I agree to subscribe for the said Shares subject to the terms of the Letter of Offer, the ChinaCast Pre-IPO Employee Share Option Scheme and the Memorandum of Association and Bye-Laws of the Company.

4. I declare that I am subscribing for the said Shares for myself and not as a nominee for any other person.

Please print in block letters

Name in full	:	________________
Designation	:	________________
Address	:	________________
Nationality	:	________________
*NRIC/Passport No.	:	________________
Signature	:	________________
Date	:	________________

Note:–

* Delete accordingly

This page has been intentionally left blank.

RULES OF THE CHINACAST POST-IPO EMPLOYEE SHARE OPTION SCHEME

1. NAME OF THE SCHEME

The Scheme shall be called the "ChinaCast Employee Share Option Scheme".

2. DEFINITIONS

2.1 In the Scheme, unless the context otherwise requires, the following words and expressions shall have the following meanings:–

"Adoption Date"	The date on which the Scheme is adopted by the Company in general meeting.
"Aggregate Subscription Cost"	The total amount payable for Shares which may be acquired on the exercise of an Option.
"Auditors"	The auditors of the Company for the time being.
"Board"	The board of directors of the Company.
"CDP"	The Central Depository (Pte) Limited.
"Committee"	A committee comprising directors of the Company duly authorized, appointed and nominated by the Board pursuant to the Rules to administer the Scheme.
"Companies Act"	The Companies Act, Chapter 50 of Singapore, as amended, modified or supplemented from time to time.
"Company" or "ChinaCast"	ChinaCast Communication Holdings Limited, a public company incorporated in Singapore with limited liability.
"Control"	The capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of the Company.
"Controlling Shareholder"	A Shareholder exercising control over the Company and unless rebutted, a person who controls directly or indirectly a shareholding of fifteen (15) per cent. or more of the Company's issued share capital shall be presumed to be a Controlling Shareholder of the Company.
"CPF"	Central Provident Fund.
"Date of Grant"	In relation to an Option, the date on which the Option is granted pursuant to Rule 6.
"Director"	A person holding office as a director for the time being of the Company and/or its subsidiaries, as the case may be.
"Employee"	An employee of the Group (including any Group Executive Director) selected by the Committee to participate in the Scheme in accordance with Rule 4.1.
"Exercise Period"	The period for the exercise of an Option, being a period commencing:– (1) after the first anniversary of the Date of Grant and expiring on the fifth anniversary of such Date of Grant in the case of a Market Price Option; and (2) after the second anniversary of the Date of Grant and expiring on the fifth anniversary of such Date of Grant in the case of an Incentive Option.

"Exercise Price"	The price at which a Participant shall subscribe for each Share upon the exercise of an Option which shall be the price as determined in accordance with Rule 7.1, as adjusted in accordance with Rule 12.
"Grantee"	The person to whom an offer of an Option is made.
"Group"	The Company and its subsidiaries.
"Group Executive Director"	A Director who performs an executive function within the Group.
"Incentive Option"	An Option granted with the Exercise Price set at a discount to the Market Price.
"Market Day"	A day on which the Stock Exchange is open for trading in securities.
"Market Price"	A price equal to the average of the last dealt prices for the Shares on the Stock Exchange over the five (5) consecutive Trading Days immediately preceding the Date of Grant of that Option, as determined by the Committee by reference to the daily official list or any other publication published by the Stock Exchange, rounded to the nearest whole cent in the event of fractional prices.
"Market Price Option"	An Option granted with the Exercise Price set at the Market Price.
"Non-executive Director"	A Director of the Company and/or its subsidiaries, as the case may be, other than a Group Executive Director.
"Option"	The right to subscribe for Shares granted or to be granted to an Employee pursuant to the Scheme and for the time being subsisting.
"Participant"	The holder of an Option.
"Rules"	Rules of the ChinaCast Employee Share Option Scheme.
"Scheme"	The ChinaCast Employee Share Option Scheme, as the same may be modified or altered from time to time.
"Securities Account"	The securities account maintained by a Depositor with CDP.
"Shareholders"	Registered holders of Shares, except where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	Ordinary shares of par value US$0.08 each in the capital of the Company.
"Stock Exchange"	The Singapore Exchange Securities Trading Limited and any other stock exchange on which the Shares are quoted or listed.
"Trading Day"	A day on which the Shares are traded on the Stock Exchange.
"S$"	Singapore dollar.

2.2 The terms "Depositor" and "Depository Agent" shall have the meanings ascribed to them respectively by Section 130A of the Companies Act and the term "associate" shall have the meaning ascribed to it by the Listing Manual or any other publication prescribing rules or regulations for corporations admitted to the Official List of the SGX-ST (as modified, supplemented or amended from time to time).

2.3 Words importing the singular number shall, where applicable, include the plural number and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter gender.

2.4 Any reference to a time of a day in the Scheme is a reference to Singapore time.

2.5 Any reference in the Scheme to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and used in the Scheme shall have the meaning assigned to it under the Companies Act.

3. OBJECTIVES OF THE SCHEME

The Scheme is a share incentive plan. The Scheme is proposed on the basis that it is important to retain staff whose contributions are essential to the well-being and prosperity of the Group and to give recognition to outstanding Employees and Non-executive Directors who have contributed to the growth of the Group. The Scheme will give Participants an opportunity to have a personal equity interest in the Company at no direct cost to its profitability and will help to achieve the following positive objectives:–

(a) the motivation of each Participant to optimise his performance standards and efficiency and to maintain a high level of contribution to the Group;

(b) the retention of key employees and Directors of the Group whose contributions are essential to the long-term growth and profitability of the Group;

(c) to instill loyalty to, and a stronger identification by the Participants with the long-term prosperity of, the Company;

(d) to attract potential employees with relevant skills to contribute to the Group and to create value for the Shareholders of the Company; and

(e) to align the interests of the Participants with the interests of the Shareholders.

4. ELIGIBILITY OF PARTICIPANTS

4.1 The Employee's eligibility to participate in the Scheme shall be at the absolute discretion of the Committee, which would be exercised judiciously, and in addition, such person must:–

(i) be confirmed in his/her employment with the Group;

(ii) have attained the age of twenty-one (21) years on or before the Date of Grant; and

(iii) not be an undischarged bankrupt and must not have entered into a composition with his creditors.

4.2 Non-executive Directors shall not be eligible to participate in the Scheme.

4.3 Persons who are Controlling Shareholders and their associates shall not be eligible to participate in the Scheme.

4.4 Subject to the Companies Act and any requirement of the Stock Exchange, the terms of eligibility for participation in the Scheme may be amended from time to time at the absolute discretion of the Committee, which would be exercised judiciously.

5. MAXIMUM ENTITLEMENT

Subject to Rule 4 and Rule 11, the aggregate number of Shares in respect of which Options may be offered to a Grantee for subscription in accordance with the Scheme shall be determined at the discretion of the Committee, which would be exercised judiciously, who shall take into account criteria such as the rank and responsibilities within the Group, performance, years of service/appointment and potential for future development of the Grantee and the performance of the Company.

6. GRANT AND ACCEPTANCE OF OPTIONS

6.1 Subject as provided in Rule 11, the Committee may grant Options at any time during the period when the Scheme is in force, provided that in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, Options may only be granted on or after the second Market Day from the date on which such announcement is released.

6.2 The Letter of Offer to grant an Option shall be in, or substantially in, the form set out in Schedule A, subject to such modification as the Committee may from time to time determine.

6.3 An Option shall be personal to the person to whom it is granted and shall not be transferred (other than to a Participant's personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee.

6.4 The grant of an Option under this Rule 6 shall be accepted by the Grantee within thirty (30) days from the Date of Grant of that Option and, in any event, not later than 5.00 p.m. on the 30th day from such Date of Grant by completing, signing and returning the Acceptance Form in or substantially in the form set out in Schedule B, subject to such modification as the Committee may from time to time determine, accompanied by payment of S$1.00 as consideration.

6.5 If a grant of an Option is not accepted in the manner as provided in Rule 6.4, such offer shall, upon the expiry of the thirty (30) day period, automatically lapse and become null, void and of no effect.

7. EXERCISE PRICE

7.1 Subject to any adjustment pursuant to Rule 12, the Exercise Price for each Share in respect of which an Option is exercisable shall be determined by the Committee, in its absolute discretion, on the Date of Grant, at:–

(a) a price equal to the Market Price; or

(b) a price which is set at a discount to the Market Price, provided that:–

(i) the maximum discount shall not exceed twenty (20) per cent. of the Market Price (or such other percentage or amount as may be determined by the Committee and permitted by the Stock Exchange); and

(ii) the Shareholders in general meeting shall have authorised, in a separate resolution, the making of offers and grants of Options under the Scheme at a discount not exceeding the maximum discount as aforesaid.

The Exercise Price shall in no event be less than the nominal value of a Share.

8. RIGHTS TO EXERCISE OPTIONS

8.1 Subject as provided in Rules 8 and 9, an Option shall be exercisable, in whole or in part, during the Exercise Period applicable to that Option.

8.2 An Option shall, to the extent unexercised, immediately lapse without any claim whatsoever against the Company:–

(a) in the event of misconduct on the part of the Participant as determined by the Committee in its discretion;

(b) subject to Rule 8.3(b), where the Participant ceases at any time to be in the employment of any of the Group, for any reason whatsoever;

(c) the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of an Option; or

(a) the company by which he is employed ceasing to be a company within the Group, or the undertaking or part of the undertaking of such company being transferred otherwise than to another company within the Group.

For the purpose of Rule 8.2(b), the Participant shall be deemed to have ceased to be so employed as of the last day of his employment.

For avoidance of doubt, no Option shall lapse pursuant to Rule 8.2(b) in the event of any transfer of employment of a Participant between the Group.

8.3 In any of the following events, namely:–

(a) where the Participant ceases at any time to be in the employment of any of the Group by reason of:–

(i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee);

(ii) redundancy;

(iii) retirement at or after the legal retirement age; or

(iv) retirement before the legal retirement age with the consent of the Committee; or

(b) any other event approved in writing by the Committee,

the Participant may exercise any Option:–

(i) in the case where the cessation of employment or cessation to be a director, as the case may be, occurs after the first day of the Exercise Period in respect of such Option, within the period of eighteen (18) months after the date of such cessation of employment or such cessation to be a director, as the case may be, or before the expiry of the Exercise Period in respect of that Option, whichever is earlier, and upon expiry of such period the Option shall lapse; and

(ii) in the case where the cessation of employment or cessation to be a director, as the case may be, occurs before the first day of the Exercise Period in respect of such Option, within the period of eighteen (18) months after the first day of the Exercise Period in respect of that Option, and upon expiry of such period the Option shall lapse.

8.4 If a Participant dies, whether or not while still in the employment of any of the Group Companies and at the date of his death holds any unexercised Option, such Option shall continue to be exercisable by the duly appointed personal representatives of the Participant:–

(a) in the case where death occurs after the first day of the Exercise Period in respect of such Option, within the period of eighteen (18) months after the date of such cessation of employment or before the expiry of the Exercise Period in respect of that Option, whichever is earlier, and upon expiry of such period the Option shall lapse; and

(b) in the case where the death occurs before the first day of the Exercise Period in respect of such Option, within the period of eighteen (18) months after the first day of the Exercise Period in respect of that Option, and upon expiry of such period, the Option shall lapse.

9. TAKE-OVER AND WINDING-UP OF THE COMPANY

9.1 Notwithstanding Rule 8 but subject to Rule 9.5, in the event of a take-over being made for the Shares, a Participant shall be entitled to exercise any Option held by him and as yet unexercised, in respect of such number of Shares comprised in that Option as may be determined by the Committee in its absolute discretion, in the period commencing on the date on which such offer is made or, if such offer is conditional, the date on which such offer becomes or is declared unconditional, as the case may be, and ending on the earlier of:–

(a) the expiry of six (6) months thereafter, unless prior to the expiry of such six-month period, at the recommendation of the officer and with the approvals of the Committee and the

Stock Exchange, such expiry date is extended to a later date (in either case, being a date falling not later than the expiry of the Exercise Period relating thereto); or

(b) the date of expiry of the Exercise Period relating thereto,

whereupon the Option then remaining unexercised shall lapse.

Provided that if during such period, the offeror becomes entitled or bound to exercise rights of compulsory acquisition under the provisions of the Companies Act and, being entitled to do so, gives notice to the Participants that it intends to exercise such rights on a specified date, the Option shall remain exercisable by the Participant until the expiry of such specified date or the expiry of the Exercise Period relating thereto, whichever is earlier. Any Option not so exercised shall lapse provided that the rights of acquisition or obligations to acquire shall have been exercised or performed, as the case may be. If such rights or obligations have not been exercised or performed, the Option shall, notwithstanding Rule 8, remain exercisable until the expiry of the Exercise Period relating thereto.

9.2 If under any applicable laws, the court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies, each Participant shall be entitled, notwithstanding Rule 8 but subject to Rule 9.5, to exercise any Option then held by him, in respect of such number of Shares comprised in that Option as may be determined by the Committee in its absolute discretion, during the period commencing on the date upon which the compromise or arrangement is sanctioned by the court and ending either on the expiry of 60 days thereafter or the date upon which the compromise or arrangement becomes effective, whichever is later (but not after the expiry of the Exercise Period relating thereto), whereupon the Option shall lapse and become null and void.

9.3 If an order is made for the winding-up of the Company on the basis of its insolvency, all Options, to the extent unexercised, shall lapse and become null and void.

9.4 In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it dispatches such notice to each member of the Company give notice thereof to all Participants (together with a notice of the existence of the provision of this Rule 9.4) and thereupon, each Participant (or his personal representative) shall be entitled to exercise all or any of his Options at any time not later than two (2) business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the Aggregate Subscription Cost whereupon the Company shall as soon as possible and in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Participant credited as fully paid.

9.5 If in connection with the making of a general offer referred to in Rule 9.1 or the scheme referred to in Rule 9.2 or the winding-up referred to in Rule 9.4, arrangements are made (which are confirmed in writing by the Auditors, acting only as experts and not as arbitrators, to be fair and reasonable) for the compensation of Participants, whether by the continuation of their Options or the payment of cash or the grant of other options or otherwise, a Participant holding an Option, as yet not exercised, may not, at the discretion of the Committee, be permitted to exercise that Option as provided for in this Rule 9.

9.6 To the extent that an Option is not exercised within the periods referred to in this Rule 9, it shall lapse and become null and void.

10. EXERCISE OF OPTIONS, ALLOTMENT AND LISTING OF SHARES

10.1 Subject to Rules 8.1, an Option may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in or substantially in the form set out in Schedule C, subject to such modification as the Committee may from time to time determine. Such notice must be accompanied by payment in cash for the Aggregate Subscription Cost in respect of the Shares for which that Option is exercised and any other documentation the Committee may require. An Option shall be deemed to be exercised upon receipt by the Company of the said notice, duly completed, and the Aggregate Subscription Cost. All payments made shall be made by cheque, cashiers' order, banker's draft or postal order made out in favour of the Company or such other mode of payment as may be acceptable to the Company.

10.2 Subject to such consents or other required action of any competent authority under any regulations or enactment for the time being in force as may be necessary and subject to the compliance with the terms of the Scheme and the Memorandum of Association and Bye-Laws of the Company, the Company shall, within ten (10) Market Days after the exercise of an Option, allot the relevant Shares and despatch to CDP the relevant share certificates by ordinary post or such other mode as the Committee may deem fit.

The Company shall, as soon as practicable after such allotment, apply to the Stock Exchange for permission to deal in and for quotation of such Shares, if necessary.

10.3 Shares which are allotted on the exercise of an Option by a Participant shall be issued in the name of CDP to the credit of the securities account of that Participant maintained with CDP, the securities sub-account of that Participant maintained with a Depository Agent or the CPF investment account maintained with a CPF agent bank.

10.4 Shares allotted and issued on exercise of an Option shall:–

(a) be subject to all the provisions of the Memorandum of Association and Bye-Laws of the Company; and

(b) rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the Record Date for which is on or after the relevant date upon which such exercise occurred, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

"Record Date" means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of Shares.

10.5 The Company shall keep available sufficient unissued Shares to satisfy the full exercise of all Options for the time being remaining capable of being exercised.

11. LIMITATION ON THE SIZE OF THE SCHEME

The aggregate nominal amount of new Shares over which the Committee may grant Options on any date, when added to the nominal amount of new Shares issued and issuable in respect of (a) all Options granted under the Scheme, and (b) all awards granted under any other share option, share incentive, performance share or restricted share plan implemented by the Company and for the time being in force, shall not exceed fifteen (15) per cent. of the issued share capital of the Company on the day preceding that date.

12. ADJUSTMENT EVENTS

12.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place, then:–

(a) the Exercise Price of the Shares, the nominal amount, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal amount, class and/or number of Shares over which Options may be granted under the Scheme,

shall be adjusted in such manner as the Committee may determine to be appropriate.

12.2 Unless the Committee considers an adjustment to be appropriate, the issue of securities as consideration for an acquisition or a private placement of securities, or the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the Stock Exchange during the period when a share purchase mandate granted by the Shareholders (including any renewal of such mandate) is in force, shall not normally be regarded as a circumstance requiring adjustment.

12.3 Notwithstanding the provisions of Rule 12.1:–

(a) no such adjustment shall be made if as a result:–

(i) the Exercise Price shall fall below the nominal amount of a Share and if such adjustment would, but for this paragraph (a), result in the Exercise Price being less than the nominal amount of a Share, the Exercise Price payable shall be the nominal amount of a Share; or

(ii) the Participant receives a benefit that a Shareholder does not receive; and

(b) any adjustment (except in relation to a capitalisation issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

12.4 Upon any adjustment required to be made pursuant to this Rule 12, the Company shall notify the Participant (or his duly appointed personal representatives where applicable) in writing and deliver to him (or his duly appointed personal representatives where applicable) a statement setting forth the Exercise Price thereafter in effect and the nominal value, class and/or number of Shares thereafter to be issued on the exercise of the Option. Any adjustment shall take effect upon such written notification being given.

13. ADMINISTRATION OF THE SCHEME

13.1 The Scheme shall be administered by the Committee in its absolute discretion with such powers and duties as are conferred on it by the Board, provided that no member of the Committee shall participate in any deliberation or decision in respect of Options to be granted to him or held by him.

13.2 The Committee shall have the power, from time to time, to make and vary such regulations (not being inconsistent with the Scheme) for the implementation and administration of the Scheme as they think fit. Any matter pertaining or pursuant to the Scheme and any dispute and uncertainty as to the interpretation of the Scheme, any rule, regulation or procedure thereunder or any rights under the Scheme shall be determined by the Committee.

13.3 Neither the Scheme nor the grant of Options under the Scheme shall impose on the Company or the Committee any liability whatsoever in connection with:–

(a) the lapsing or early expiry of any Options pursuant to any provision of the Scheme;

(b) the failure or refusal by the Committee to exercise, or the exercise by the Committee of, any discretion under the Scheme; and/or

(c) any decision or determination of the Committee made pursuant to any provision of the Scheme.

13.4 Any decision or determination of the Committee made pursuant to any provision of the Scheme (other than a matter to be certified by the Auditors) shall be final, binding and conclusive.

14. NOTICES

14.1 Any notice required to be given by a Participant to the Company shall be sent or made to the principal place of business of the Company or such other addresses (including electronic mail addresses) or facsimile number, and marked for the attention of the Committee, as may be notified by the Company to him in writing.

14.2 Any notices or documents required to be given to a Participant or any correspondence to be made between the Company and the Participant shall be given or made by the Committee (or such person(s) as it may from time to time direct) on behalf of the Company and shall be delivered to him by hand or sent to him at his home address, electronic mail address or facsimile number according to the records of the Company or the last known address, electronic mail address or facsimile number of the Participant.

14.3 Any notice or other communication from a Participant to the Company shall be irrevocable, and shall not be effective until received by the Company. Any other notice or communication from the Company to a Participant shall be deemed to be received by that Participant, when left at the address specified in Rule 14.2 or, if sent by post, on the day following the date of posting or, if sent by electronic mail or facsimile transmission, on the day of despatch.

15. MODIFICATIONS TO THE SCHEME

15.1 Any or all the provisions of the Scheme may be modified and/or altered at any time and from time to time by resolution of the Committee, except that:–

(a) no modification or alteration shall alter adversely the rights attaching to any Option granted prior to such modification or alteration except with the consent in writing of such number of Participants who, if they exercised their Options in full, would thereby become entitled to not less than three-quarters in nominal amount of all the Shares which would fall to be allotted upon exercise in full of all outstanding Options;

(b) any modification or alteration which would be to the advantage of Participants under the Scheme shall be subject to the prior approval of the Shareholders in general meeting; and

(c) no modification or alteration shall be made without the prior approval of the Stock Exchange and such other regulatory authorities as may be necessary.

15.2 Notwithstanding anything to the contrary contained in Rule 15.1, the Committee may at any time by resolution (and without other formality, save for the prior approval of the Stock Exchange) amend or alter the Scheme in any way to the extent necessary to cause the Scheme to comply with any statutory provision or the provision or the regulations of any regulatory or other relevant authority or body (including the Stock Exchange).

15.3 Written notice of any modification or alteration made in accordance with this Rule 15 shall be given to all Participants.

16. TERMS OF EMPLOYMENT UNAFFECTED

The terms of employment of a Participant shall not be affected by his participation in the Scheme, which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment for any reason.

17. DURATION OF THE SCHEME

17.1 The Scheme shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten (10) years commencing on the Adoption Date, provided always that the Scheme may continue beyond the above stipulated period with the approval of the Shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

17.2 The Scheme may be terminated at any time by the Committee, at the discretion of the Committee, or by resolution of the Company in general meeting, subject to all relevant approvals which may be required and if the Scheme is so terminated, no further Options shall be offered by the Company hereunder.

17.3 The termination of the Scheme shall not affect Options which have been granted and accepted as provided in Rule 6.4, whether such Options have been exercised (whether fully or partially) or not.

18. TAXES

All taxes (including income tax) arising from the exercise of any Option granted to any Participant under the Scheme shall be borne by that Participant.

19. COSTS AND EXPENSES OF THE SCHEME

19.1 Each Participant shall be responsible for all fees of CDP relating to or in connection with the issue and allotment of any Shares pursuant to the exercise of any Option in CDP's name, the deposit of share certificate(s) with CDP, the Participant's securities account with CDP, or the Participant's securities sub-account with a Depository Agent or CPF investment account with a CPF agent bank.

19.2 Save for the taxes referred to in Rule 18 and such other costs and expenses expressly provided in the Scheme to be payable by the Participants, all fees, costs and expenses incurred by the Company in relation to the Scheme including but not limited to the fees, costs and expenses relating to the allotment and issue of Shares pursuant to the exercise of any Option shall be borne by the Company.

20. DISCLAIMER OF LIABILITY

Notwithstanding any provisions herein contained, the Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but not limited to the Company's delay in issuing the Shares or applying for or procuring the listing of the Shares on the Stock Exchange in accordance with Rule 10.2.

21. DISCLOSURE IN ANNUAL REPORT

The following disclosures (as applicable) will be made by the Company in its annual report for so long as the Scheme continues in operation:–

(a) the names of the members of the Committee administering the Scheme;

(b) the information in respect of Options granted to the following Participants in the table set out below:–

(i) Directors of the Company; and

(ii) Participants, other than those in (i) above, who receive five (5) per cent. or more of the total number of Shares available under the Scheme.

Name of Participant	Number of Shares comprised in Options granted during financial year under review (including terms)	Aggregate number of Shares comprised in Options granted since commencement of Scheme to end of financial year under review	Aggregate number of Shares comprised in Options exercised since commencement of Scheme to end of financial year under review	Aggregate number of Shares comprised in Options outstanding as at end of financial year under review

(c) the number of Incentive Options during the financial year under review in the following bands:-

Discount to the Market Price %	Aggregate number of Incentive Options granted during the financial year under review	Proportion of Incentive Options to Market Price Options granted during the financial year under review
0-10		
11-20		

22. ABSTENTION FROM VOTING

Participants who are Shareholders are to abstain from voting on any Shareholders' resolution relating to the Scheme.

23. DISPUTES

Any disputes or differences of any nature arising hereunder shall be referred to the Committee and its decision shall be final and binding in all respects.

24. GOVERNING LAW

The Scheme shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. The Participants, by accepting Options in accordance with the Scheme, and the Company submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

CHINACAST POST-IPO EMPLOYEE SHARE OPTION SCHEME

LETTER OF OFFER

Serial No:__________

Date:______________

To: **[Name]**
[Designation]
[Address]

Private and Confidential

Dear Sir/Madam,

1. We have the pleasure of informing you that, pursuant to the ChinaCast Post-IPO Employee Share Option Scheme ("Post-IPO Scheme"), you have been nominated to participate in the Post-IPO Scheme by the Committee (the "Committee") appointed by the Board of Directors of ChinaCast Communication Holdings Limited (the "Company") to administer the Post-IPO Scheme. Terms as defined in the Post-IPO Scheme shall have the same meaning when used in this letter.

2. Accordingly, in consideration of the payment of a sum of S$1.00, an offer is hereby made to grant you an option (the "Option"), to subscribe for and be allotted ___________ Shares at the price of S$_____ for each Share.

3. The Option is personal to you and shall not be transferred, charged, pledged, assigned or otherwise disposed of by you, in whole or in part, except with the prior approval of the Committee.

4. The Option shall be subject to the terms of the Scheme, a copy of which is available for inspection at the business address of the Company.

5. If you wish to accept the offer of the Option on the terms of this letter, please sign and return the enclosed Acceptance Form with a sum of S$1.00 not later than 5.00 p.m. on _______, failing which this offer will lapse.

Yours faithfully,
For and on behalf of
ChinaCast Communication Holdings Limited

____
Name:
Designation:

Schedule B

CHINACAST POST-IPO EMPLOYEE SHARE OPTION SCHEME

ACCEPTANCE FORM

Serial No: __________

Date: ______________

To: The Committee,
ChinaCast Post-IPO Employee Share Option Scheme,
ChinaCast Communication Holdings Limited
2 Shenton Way #04-01
SGX Center 1
Singapore 068804

Closing Date for Acceptance of Offer: ______________________________
Number of Shares Offered: ______________________________
Exercise Price for each Share: S$ ______________________________
Total Amount Payable: S$______________________________

I have read your Letter of Offer dated ________________ and agree to be bound by the terms of the Letter of Offer and the Post-IPO Scheme referred to therein. Terms defined in your Letter of Offer shall have the same meanings when used in this Acceptance Form.

I hereby accept the Option to subscribe for ___________ Shares at S$______ for each Share. I enclose cash for S$1.00 in payment for the purchase of the Option/I authorise my employer to deduct the sum of S$1.00 from my salary in payment for the purchase of the Option.

I understand that I am not obliged to exercise the Option.

I confirm that my acceptance of the Option will not result in the contravention of any applicable law or regulation in relation to the ownership of shares in the Company or options to subscribe for such shares.

I agree to keep all information pertaining to the grant of the Option to me confidential.

I further acknowledge that you have not made any representation to induce me to accept the offer and that the terms of the Letter of Offer and this Acceptance Form constitute the entire agreement between us relating to the offer.

Please print in block letters

Name in full : ____________________

Designation : ____________________

Address : ____________________

Nationality : ____________________

*NRIC/Passport No. : ____________________

Signature : ____________________

Date : ____________________

Note:–

* Delete accordingly

CHINACAST POST-IPO EMPLOYEE SHARE OPTION SCHEME

FORM OF EXERCISE OF OPTION

Total number of ordinary shares of US$0.08 each (the "Shares") offered at S$ ________ for each Share (the "Exercise Price") under the Scheme on ______________ (Date of Grant)	:	________________________________
Number of Shares previously allotted thereunder	:	________________________________
Outstanding balance of Shares to be allotted thereunder	:	________________________________
Number of Shares now to be subscribed	:	________________________________

To: The Committee,
ChinaCast Post-IPO Employee Share Option Scheme,
ChinaCast Communication Holdings Limited
2 Shenton Way #04-01
SGX Center 1
Singapore 068804

1. Pursuant to your Letter of Offer dated ____________ and my acceptance thereof, I hereby exercise the Option to subscribe for ______ Shares in ChinaCast Communication Holdings Limited (the "Company") at S$________ for each Share.

2. I enclose a *cheque/cashier's order/banker's draft/postal order no. __________________ for S$__________ by way of subscription for the total number of the said Shares.

3. I agree to subscribe for the said Shares subject to the terms of the Letter of Offer, the ChinaCast Post-IPO Employee Share Option Scheme and the Memorandum and Bye-Laws of the Company.

4. I declare that I am subscribing for the said Shares for myself and not as a nominee for any other person.

5. I request the Company to allot and issue the Shares in the name of The Central Depository (Pte) Limited ("CDP") for credit of my *Securities Account with CDP/Sub-Account with the Depository Agent/CPF investment account with my Agent Bank specified below and I hereby agree to bear such fees or other charges as may be imposed by CDP in respect thereof.

Please print in block letters

Name in full : ____________________

Designation : ____________________

Address : ____________________

Nationality : ____________________

*NRIC/Passport No. : ____________________

*Direct Securities Account No. : ____________________

OR

*Sub-Account No. : ____________________

Name of Depository Agent : ____________________

OR

*CPF Investment Account No. : ____________________

Name of Agent Bank : ____________________

Signature : ____________________

Date : ____________________

Note:-

* Delete accordingly

AUDITED FINANCIAL STATEMENTS OF CHINACAST TECHNOLOGY (BVI) LIMITED FOR THE PAST THREE FINANCIAL YEARS ENDED 31 DECEMBER 2002

CHINACAST TECHNOLOGY (BVI) LIMITED

Report and Financial Statements

For the years ended December 31, 2000, 2001 and 2002

AUDITORS' REPORT
TO THE DIRECTORS OF CHINACAST TECHNOLOGY (BVI) LIMITED

(Incorporated in the British Virgin Islands with limited liability)

We have audited the accompanying consolidated balance sheets of ChinaCast Technology (BVI) Limited (the "Company") and its subsidiaries (collectively the "Group") as of December 31, 2000, 2001 and 2002, and the related consolidated statements of income, cash flows and changes in equity for the years then ended. These consolidated financial statements are the responsibility of the Group's management and have been prepared solely for the purpose of inclusion in the preliminary prospectus dated March 31, 2004 in connection with the initial public offering of ChinaCast Communication Holdings Limited in Singapore. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, on the basis of preparation set out in note 2 to the consolidated financial statements, the consolidated financial statements present fairly, in all material respects, the consolidated financial positions of the Group as of December 31, 2000, 2001 and 2002, and the results of its operations and its cash flows for the years then ended, in accordance with International Financial Reporting Standards.

Deloitte Touche Tohmatsu Certified Public Accountants Ltd.
Beijing, March 31, 2004

Charles Lip
Partner

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	NOTES	2002	2001	2000
		RMB	RMB	RMB
Revenue	4	77,380,942	27,806,376	—
Cost of services		(34,368,842)	(13,578,253)	—
Gross profit		43,012,100	14,228,123	—
Service fees	5	2,756,176	40,395	—
Other operating income	6	500,330	262,186	676,194
Selling expenses		(6,244,976)	(10,058,500)	(5,461,351)
Administrative expenses		(16,989,545)	(33,486,465)	(23,958,030)
Allowance for doubtful debts	7	(1,457,800)	(3,881,796)	(1,060,600)
Transponder fee incurred prior to commencement of operation		—	—	(5,412,039)
Profit (loss) from operations	8	21,576,285	(32,896,057)	(35,215,826)
Finance costs	9	(18,680,519)	(13,931,520)	(2,808,812)
Share of results of associates		—	—	(7,335,963)
Profit (loss) before tax		2,895,766	(46,827,577)	(45,360,601)
Tax expenses	10	(7,065,703)	(2,729,509)	(404,853)
Net loss for the year		(4,169,937)	(49,557,086)	(45,765,454)

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2000, 2001 AND 2002

	NOTES	2002 RMB	2001 RMB	2000 RMB
ASSETS				
Non-current assets				
Property, plant and equipment	11	5,635,699	8,832,313	13,259,262
Interests in associates	13	—	—	—
Deferred tax assets	22	1,896,257	361,107	—
Amount due from a related party	14, 27	63,111,516	57,829,384	21,351,315
		70,643,472	67,022,804	34,610,577
Current assets				
Trade and other receivables	14	37,674,780	9,460,218	5,314,088
Amounts due from related parties	14, 27	—	390,000	5,494,515
Bank fixed deposits	14	27,312,714	16,553,200	—
Bank balances and cash	14	126,282	13,321,132	4,283,523
		65,113,776	39,724,550	15,092,126
Total assets		135,757,248	106,747,354	49,702,703
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital	15	5,324,241	5,324,241	4,371,668
Capital reserves	16	26,473,819	26,473,819	22,634,009
Translation reserve		(27,921)	—	—
Accumulated losses		(103,295,081)	(99,125,144)	(49,568,058)
		(71,524,942)	(67,327,084)	(22,562,381)
Non-current liabilities				
Amounts due to related parties	20, 27	13,391,959	24,922,203	22,746,690
Redeemable convertible preference shares	18	160,901,024	143,330,511	43,386,877
		174,292,983	168,252,714	66,133,567
Current liabilities				
Trade and other payables	20	8,075,062	3,041,086	5,726,664
Amounts due to related parties	20, 27	13,536,937	—	—
Tax liabilities	21	11,377,208	2,780,638	404,853
		32,989,207	5,821,724	6,131,517
Total equity and liabilities		135,757,248	106,747,354	49,702,703

The consolidated financial statements on pages H-3 to H-28 were approved and authorised for issue by the Board of Directors on March 31, 2004 and are signed on its behalf by:

CHAN TZE NGON, RON
DIRECTOR

LI WEI
DIRECTOR

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

		Capital reserves						
	Share capital	Share premium	Warrants	Embedded option	Sub-total	Translation reserve	Accumulated losses	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2000	8,264	24,815,567	—	—	24,815,567	—	(3,802,604)	21,021,227
Capitalisation of share premium to issue ordinary shares	4,363,404	(4,363,404)	—	—	(4,363,404)	—	—	—
Issue of warrants	—	—	669,968	—	669,968	—	—	669,968
Issue of redeemable convertible preference shares — equity portion	—	—	—	1,511,878	1,511,878	—	—	1,511,878
Net loss for the year	—	—	—	—	—	—	(45,765,454)	(45,765,454)
Balance at December 31, 2000	4,371,668	20,452,163	669,968	1,511,878	22,634,009	—	(49,568,058)	(22,562,381)
Exercise of warrants	952,573	669,968	(669,968)	—	—	—	—	952,573
Issue of redeemable convertible preference shares — equity portion	—	—	—	3,839,810	3,839,810	—	—	3,839,810
Net loss for the year	—	—	—	—	—	—	(49,557,086)	(49,557,086)
Balance at December 31, 2001	5,324,241	21,122,131	—	5,351,688	26,473,819	—	(99,125,144)	(67,327,084)
Exchange differences arising on translation of overseas operations not recognised in income statement	—	—	—	—	—	(27,921)	—	(27,921)
Net loss for the year	—	—	—	—	—	—	(4,169,937)	(4,169,937)
Balance at December 31, 2002	5,324,241	21,122,131	—	5,351,688	26,473,819	(27,921)	(103,295,081)	(71,524,942)

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2002 RMB	2001 RMB	2000 RMB
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit (loss) from operations	21,576,285	(32,896,057)	(35,215,826)
Adjustments for:			
Depreciation of property, plant and equipment	1,952,713	2,888,824	1,140,169
Impairment loss on property, plant and equipment	—	1,141,584	—
Interest income	(434,807)	(235,650)	(272,335)
Loss on disposal of property, plant and equipment	1,247,546	334,747	—
Allowance for doubtful debts	1,457,800	3,881,796	1,060,600
Operating cash flows before movements in working capital	25,799,537	(24,884,756)	(33,287,392)
Increase in trade and other receivables	(29,282,362)	(8,027,926)	(5,950,144)
Decrease (increase) in amounts due from related parties	—	6,375,376	(5,104,515)
Increase (decrease) in trade and other payables	5,033,976	(2,685,578)	5,636,515
Increase (decrease) in amount due to related parties	817,369	—	(1,585,226)
Cash from (used in) operations	2,368,520	(29,222,884)	(40,290,762)
Income taxes paid	(5,594)	(714,831)	—
Interest paid	—	(59,653)	(212)
NET CASH FROM (USED IN) OPERATING ACTIVITIES	2,362,926	(29,997,368)	(40,290,974)
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received	434,807	235,650	272,335
Increase in bank fixed deposits	(10,759,514)	(16,553,200)	—
Advance to a related party	(5,282,132)	(36,478,069)	(14,219,993)
Proceeds on disposal of property, plant and equipment	—	3,882	—
Purchases of property, plant and equipment	(2,400)	(1,212,949)	(10,850,331)
Investments in associates	—	—	(2,113,617)
Advance to an associate	—	—	(3,129,697)
NET CASH USED IN INVESTING ACTIVITIES	(15,609,239)	(54,004,686)	(30,041,304)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares upon exercise of warrants	—	952,573	—
Proceeds from issuance of redeemable convertible preference shares, net of direct issuance costs of RMB2,684,733 in 2001 and RMB3,324,592 in 2000	—	92,087,090	44,061,319
Proceeds from issuance of ordinary shares in 1999	—	—	8,293,298
Advances from related parties	—	—	21,445,494
NET CASH FROM FINANCING ACTIVITIES	—	93,039,663	73,800,111
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,246,313)	9,037,609	3,467,833
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	13,321,132	4,283,523	815,690
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	51,463	—	—
CASH AND CASH EQUIVALENTS AT END OF THE YEAR			
Bank balances and cash	126,282	13,321,132	4,283,523

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

1. GENERAL

ChinaCast Technology (BVI) Limited (the "Company") was incorporated on June 18, 1999 in the British Virgin Islands as an International Business Company with limited liability. After the group reorganisation as described in note 28 (a) (i) of the financial statements, ChinaCast Communication Network Ltd. ("CCN") has become the ultimate holding company of the Company and its subsidiaries (the Company and its subsidiaries are hereafter collectively referred to as the "Group"). After the proposed group reorganisation as described in note 28 (a) (iii) of the financial statements, ChinaCast Communication Holdings Limited ("CCH") will become the ultimate holding company of the Group.

The Company has two wholly-owned subsidiaries: ChinaCast Technology (HK) Limited ("CCT HK"), incorporated in Hong Kong with a representative office in Beijing, the People's Republic of China (the "PRC"), and ChinaCast Technology (Shanghai) Co. Ltd. ("CCT Shanghai"), incorporated in the PRC. Details of the Company's subsidiaries are set out in note 12. The Group principally acts as technology enablers in the satellite communication industry. At December 31, 2002, 2001 and 2000, the numbers of employees of the Group are 99, 59 and 87, respectively.

The Company's subsidiaries and a subsidiary's representative office in the PRC maintain their accounting records and prepare statutory financial statements in accordance with accounting standards and regulations of the PRC and Hong Kong that are applicable to these enterprises. The financial statements have been prepared for internal management proposes in accordance with International Financial Reporting Standards ("IFRS"). The basis of accounting under IFRS differs in certain respects from that used in the preparation of these enterprises' statutory financial statements. In preparing these financial statements, appropriate adjustments, which are not taken up in the accounting records of these enterprises, have been made to the Group's financial statements.

These financial statements are presented in Renminbi ("RMB") since that is the currency in which the majority of the Group's transactions are denominated. The financial statements have been prepared solely for inclusion in the preliminary prospectus of CCH dated March 31, 2004 in connection with the initial public offering of CCH in Singapore.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared solely to show the financial positions of the Group as at December 31, 2002, 2001 and 2000 and its results for each of the years then ended in connection with the proposed listing of the shares of CCH on the Singapore Exchange Securities Trading Limited. Accordingly, for the purpose for which these financial statements have been prepared, comparative figures (which are required to be presented in general purpose financial statements prepared in accordance with IFRS) as at December 31, 1999 and for the period from June 18, 1999 (date of incorporation) to December 31, 1999 are not presented in these financial statements.

The financial statements have been prepared on a going concern basis because the result of the Group's profit forecast prepared by the management demonstrates that it can generate profit and sustain positive cash flows from operating activities. The directors are of the opinion that the Group's profit forecast could be achieved barring any unforeseen circumstances.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with IFRS. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and enterprises controlled by the Company (its subsidiaries) made up to December 31 each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The results of subsidiaries incorporated during the year are included in the consolidated income statement from the effective date of incorporation or registration.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Interests in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Interests in associates are carried in the consolidated balance sheet at cost as adjusted by post-acquisition changes in the Group's share of the net assets of the associates.

Where a group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred.

Revenue recognition

Revenue from bandwidth and technical services is recognised when services are provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

3. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

Foreign currencies

Transactions in currencies other than RMB are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on exchange are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as an expense in the year in which they are incurred.

Retirement benefit costs

The eligible employees of the Group, who are citizens of the PRC, are members of state-managed retirement benefit schemes, and the Group's obligations under which are equivalent to those arising in a defined contribution retirement benefit plan.

Other eligible employees of the Group participate in a defined contribution retirement benefits scheme managed by a financial institution. The Group is required to make contributions to this retirement benefit plan according to the rules of the scheme.

Payments made to state-managed retirement benefit schemes and the defined contribution retirement benefits scheme are charged as expenses as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such

3. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is credited or charged in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss.

Depreciation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, on the following bases:

Computer hardware	5 years
Fixture and equipment	5 years
Leasehold improvement	Shorter of the lease or 5 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

3. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade and other receivables/amounts due from related parties

Trade and other receivables and amounts due from related parties are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Redeemable convertible preference shares

Redeemable convertible preference shares which are redeemable or convertible on a specific date, depending on the occurrence or non-occurrence of certain future events or at the option of the holder are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the redeemable convertible preference shares and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the issuer, is included in equity.

The interest expense on the liability component is calculated by applying the prevailing market interest rate for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the redeemable convertible preference shares.

The costs incurred in connection with the issue of redeemable convertible preference shares are deferred and amortised on effective interest method over the lives of the redeemable convertible preference shares from the date of issuance to their final redemption date. If any of the redeemable convertible preference shares are purchased and cancelled, redeemed, or converted prior to the final redemption date, an appropriate portion of any remaining unamortised costs will be charged immediately to the income statement.

Trade and other payables/amounts due to related parties

Trade and other payables and amounts due to related parties are stated at their nominal value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issuance costs.

4. REVENUE

Revenue represents the net amounts received and receivables for service income of satellite bandwidth rendered by the Group to outside customers, less returns and allowances.

5. SERVICE FEES

On November 15, 2000, CCT Shanghai, a related company, ChinaCast Co., Ltd. ("CCL") (see note 27 (b) note (5)) and the investors of CCL entered into a technical service agreement ("CCL Technical Service Agreement") pursuant to which CCT Shanghai provided CCL with certain technical services and ancillary equipment in connection with CCL's satellite communication business, which was operated by a branch of CCL in Beijing, the PRC ("CCL BJ"). As compensation, CCT Shanghai received a service fee that equalled the difference between CCL BJ's total revenue less expenses as approved by CCT Shanghai. However, CCT Shanghai was not required to reimburse the losses to CCL BJ when it incurred losses (see note 27 (a) (iii)).

Furthermore, the investors of CCL have pledged all the shares in CCL and the entitlement to dividends and appropriations to CCT Shanghai. The Company does not control or own CCL directly or indirectly.

The agreement is for a period of twenty years. No service fee was charged by CCT Shanghai in 2000 since CCL BJ incurred loss.

The service fee income for the years is derived from the following details which have been extracted from the audited financial statements of CCL BJ prepared in accordance with IFRS:

	1. 1. 2002 to 12. 31. 2002	1. 1. 2001 to 12. 31. 2001	11.15.2000 (date of agreement) to 12. 31. 2000
	RMB	RMB	RMB
Revenue	13,359,491	35,375,062	2,333,494
Cost of services	(7,426,584)	(23,612,181)	(2,208,472)
Gross profit	5,932,907	11,762,881	125,022
Other operating income	7,320,162	2,712,620	21,599
Selling expenses	(1,548,287)	(5,926,430)	(1,518,229)
Administrative expenses	(8,933,795)	(8,503,096)	(4,280,522)
Finance costs	(14,811)	(5,580)	—
Net profit (loss) for the year/period	2,756,176	40,395	(5,652,130)
Service fees receivable from CCL BJ	2,756,176	40,395	—

6. OTHER OPERATING INCOME

	2002	2001	2000
	RMB	RMB	RMB
Interest on bank deposits	434,807	235,650	272,335
Exchange gain	—	26,536	403,859
Other income	65,523	—	—
	500,330	262,186	676,194

7. ALLOWANCE FOR DOUBTFUL DEBTS

	2002	2001	2000
	RMB	RMB	RMB
Allowance for other receivables	1,067,800	3,881,796	1,060,600
Allowance for amount due from a related party (note 27 (b))	390,000	—	—
	1,457,800	3,881,796	1,060,600

8. PROFIT (LOSS) FROM OPERATIONS

Profit (loss) from operations has been arrived at after charging (crediting):

	2002	2001	2000
	RMB	RMB	RMB
Depreciation of property, plant and equipment	1,952,713	2,888,824	1,140,169
Impairment loss recognised in respect of property, plant and equipment (note 11)	—	1,141,584	—
Loss on disposal of property, plant and equipment	1,247,546	334,747	—
Net foreign exchange loss (gains)	74,400	(26,536)	(403,859)
Staff costs	11,590,441	18,563,699	19,055,852

9. FINANCE COSTS

	2002	2001	2000
	RMB	RMB	RMB
Interest expenses on amounts due to related parties	1,177,575	2,235,166	1,301,408
Interest expenses on redeemable convertible preference shares	15,844,943	10,452,171	1,299,617
Amortisation of direct issue cost of redeemable convertible preference shares	1,658,001	1,244,183	207,787
	18,680,519	13,931,520	2,808,812

10. TAX EXPENSES

The income tax expenses comprise:

	2002	2001	2000
	RMB	RMB	RMB
Withholding tax	7,738,094	2,780,638	—
PRC income tax	862,759	309,978	404,853
Deferred tax credit (note 22)	(1,535,150)	(361,107)	—
	7,065,703	2,729,509	404,853

The charge for the year can be reconciled to the profit (loss) per the consolidated income statement as follows:

	2002	2001	2000
	RMB	RMB	RMB
Profit (loss) before tax	2,895,766	(46,827,577)	(45,360,601)
Tax at income tax rate of 33%	955,602	—	—
Withholding tax	7,738,094	2,780,638	—
PRC income tax	—	309,978	404,853
Tax effect of recognising deferred tax credit	(1,535,150)	(361,107)	—
Other	(92,843)	—	—
Tax expense for the year	7,065,703	2,729,509	404,853

The taxation charge mainly represents the PRC withholding taxes arising from the Company's revenue generated in the PRC which is calculated at 10% of the Company's revenue, PRC income tax calculated at the applicable rate on the profit of CCT Shanghai and the deemed profit of CCT HK's representative office in Beijing, the PRC.

The Company is exempted from income tax in the British Virgin Islands where it is incorporated. In the opinion of directors, the Company did not derive any income that was subject to income tax of the PRC and Hong Kong.

CCT HK is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as CCT HK has no assessable profits for the years.

CCT Shanghai is incorporated in the PRC and is governed by the Income Tax Law of the PRC concerning foreign investment enterprises ("FIE") and various local income tax laws (collectively the "Income Tax Laws"). Under the Income Tax Laws, a FIE is generally subject to an income tax at an effective tax rate of 33% on income as reported in its statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions or cities for which more favorable effective rates apply.

Details of the deferred tax assets of the Group are set out in note 22.

11. PROPERTY, PLANT AND EQUIPMENT

	Computer hardware	Fixtures and equipment	Leasehold improvement	Total
	RMB	RMB	RMB	RMB
COST				
At January 1, 2000	2,219,295	168,422	—	2,387,717
Additions	9,884,745	1,960,706	236,682	12,082,133
At December 31, 2000	12,104,040	2,129,128	236,682	14,469,850
Additions	1,086,906	126,043	—	1,212,949
Transfer to a related party	(1,067,723)	(641,027)	—	(1,708,750)
Disposals	—	(292,865)	(236,682)	(529,547)
At December 31, 2001	12,123,223	1,321,279	—	13,444,502
Exchange differences	2,226	565	—	2,791
Additions	—	2,400	—	2,400
Disposals	(985,189)	(1,200,044)	—	(2,185,233)
At December 31, 2002	11,140,260	124,200	—	11,264,460
DEPRECIATION AND IMPAIRMENT				
At January 1, 2000	67,611	2,808	—	70,419
Charge for the year	800,363	292,469	47,337	1,140,169
At December 31, 2000	867,974	295,277	47,337	1,210,588
Charge for the year	2,417,585	423,903	47,336	2,888,824
Impairment loss	1,141,584	—	—	1,141,584
Eliminated on transfer to a related party	(258,893)	(178,996)	—	(437,889)
Eliminated on disposals	—	(96,245)	(94,673)	(190,918)
At December 31, 2001	4,168,250	443,939	—	4,612,189
Exchange differences	1,347	199	—	1,546
Charge for the year	1,927,953	24,760	—	1,952,713
Eliminated on disposals	(517,912)	(419,775)	—	(937,687)
At December 31, 2002	5,579,638	49,123	—	5,628,761
CARRYING AMOUNTS				
At December 31, 2002	5,560,622	75,077	—	5,635,699
At December 31, 2001	7,954,973	877,340	—	8,832,313
At December 31, 2000	11,236,066	1,833,851	189,345	13,259,262

11. PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

During the year ended December 31, 2001, the Group recorded an impairment loss of RMB1,141,584 relating to the Group's evaluation of property, plant and equipment. Certain assets were fully impaired as they were no longer used in the Group's operation and the net realisable value was nil.

During the year ended December 31, 2001, the Group transferred computer hardware, fixtures and equipment with a carrying amount of RMB1,270,861 to a related party, CCL BJ (see note 27(a) (i)).

12. SUBSIDIARIES

Details of the Company's subsidiaries at December 31, 2000, 2001 and 2002 are as follows:

Name of subsidiary	Place of incorporation (or establishment)/ operation	Proportion of ownership interest and voting right directly held by the Company	Principal activity
CCT HK	Hong Kong/Hong Kong and PRC	100%	Acts as a liaison office for the Group's operation
CCT Shanghai	PRC	100%	Provision of technical service to a related party

13. INTERESTS IN ASSOCIATES

	2002	2001	2000
	RMB	RMB	RMB
Cost of investments	5,812,459	5,812,459	5,812,459
Loan to an associate	1,897,895	1,897,895	1,897,895
Share of post-acquisition losses	(7,710,354)	(7,710,354)	(7,710,354)
	—	—	—

Details of the Group's associates at December 31, 2000, 2001 and 2002 are as follows:

Name of associate	Place of incorporation/ operation	Proportion of ownership interest	Principal activity
Igcool.com. Inc., ("Igcool")	Cayman Islands	55%	Investment holding
Igcool.com (HK) Limited ("Igcool HK")	Hong Kong	55%	Ceased operation

In accordance with a shareholder's agreement dated September 22, 1999 and a directorship nomination right assignment dated January 31, 2000 entered by the Company and the other shareholders of Igcool, the Company could only nominate 1 representative in the board of directors of Igcool, out of the 3 directors in Igcool's board of directors. Consequently, the directors of the Company considered that it had no control over the composition of the board of directors of Igcool and the Company cannot exercise control, but has significant influence over Igcool. Therefore, the Company did not consolidate the financial statements of Igcool and its wholly-owned subsidiary, Igcool HK.

13. INTERESTS IN ASSOCIATES *(cont'd)*

During the year ended December 31, 2000, the Company provided a loan of RMB3,129,697 which was non-interest bearing and repayable on demand to Igcool HK and Igcool HK sold to the Group certain property, plant and equipment at a total consideration of RMB1,231,802 which approximates the net book value of the assets. The consideration was settled by offsetting part of the loan from the Company. Igcool HK ceased its operations in the year ended December 31, 2000.

14. OTHER FINANCIAL ASSETS

The directors consider that the carrying amounts of trade and other receivables and amounts due from related parties approximate to their fair values.

Trade and other receivables at the balance sheet date comprise:

	2002	2001	2000
	RMB	RMB	RMB
Trade receivables from provision of services relating to satellite bandwidth	35,841,567	6,489,400	—
Deposits	1,783,382	1,780,690	1,216,090
Other receivables	49,831	129,528	216,202
Advances to suppliers	—	1,060,600	3,881,796
	37,674,780	9,460,218	5,314,088

The average credit period taken on provision of services relating to satellite bandwidth of 2002 and 2001 are 90 days.

Bank balances and cash comprise cash and short-term bank deposits held by the Group with an original maturity of three months or less. Bank fixed deposits are held by the Group with an original maturity exceeding three months. The carrying amounts of these assets approximate to their fair values.

Credit risk

The Group's principal financial assets are bank balances and cash, bank fixed deposits, trade and other receivables and amounts due from related parties which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade and other receivables and amounts due from related parties. The amounts presented in the balance sheet are net of allowances for doubtful debts, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risks on liquid funds and bank fixed deposits are limited because the counterparties are banks with high credit-ratings in the PRC and Hong Kong.

The Group's credit exposure is concentrated mainly in the PRC as the customers are the sales agents for the Group in the PRC. Its credit exposure is centralised to five major customers accounting for approximately 88% and 100% of the gross trade receivables as at December 31, 2002 and 2001, respectively.

14. OTHER FINANCIAL ASSETS *(cont'd)*

Interest rate risk

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and in future years.

The Group is exposed to interest rate risk through the impact to interest rates changes on interest bearing liabilities and interest-bearing cash. The Group does not enter into any derivative instruments to hedge this risk.

Foreign exchange risk

Foreign exchange risk refers to the risk that movement in foreign currency exchange rate against the RMB will affect the Group's financial results and cash flows.

The Group's foreign currency exposures arise mainly from the exchange risk movements of the Hong Kong dollars and United States dollars against RMB. To the extent possible, sales and purchases which are denominated in Hong Kong dollars and United States dollars provide natural hedges. The remaining foreign currency exposure is considered limited.

15. SHARE CAPITAL

			Share capital	
	Notes	**Number of shares**	**US$**	**Shown in RMB**
Ordinary shares				
Authorised:				
Balance at January 1, 2000 of par value of US$1 each		50,000	50,000	413,634
Increase of authorised capital from stock split to the par value of US$0.01 each	(a)	4,950,000	—	—
Increase of authorised capital	(a)	995,000,000	9,950,000	82,313,166
Balance at December 31, 2000, 2001 and 2002		1,000,000,000	10,000,000	82,726,800
Issued and fully paid:				
Balance at January 1, 2000		99,900	999	8,264
Capitalisation issue of ordinary shares	(b)	52,744,743	527,447	4,363,404
Balance at December 31, 2000		52,844,643	528,446	4,371,668
Shares issued from exercise of warrants	(c)	11,514,659	115,147	952,573
Balance at December 31, 2001 and 2002		64,359,302	643,593	5,324,241

15. SHARE CAPITAL *(cont'd)*

(a) On September 6, 2000, the Company effected a 100 for 1 stock split of its ordinary shares and the par value was converted from US$1 to US$0.01 per share. On the same date, the authorised capital of the Company increased from US$50,000 to US$10,000,000 by the addition of 995,000,000 shares of ordinary shares of par value of US$0.01 each.

(b) On September 10, 2000, the Company made a capitalisation issue of 52,744,743 shares of ordinary share of US$0.01 each and resulted in an increase in issued share capital of US$527,447 (equivalent to approximately RMB4,363,404) and a reduction in the share premium account to the same amount.

(c) In June 2001, the Company issued 11,514,659 ordinary shares of US$0.01 each arising from the exercise of 11,514,659 shares of warrants at an exercise price of US$0.01 (equivalent to approximately RMB0.0827) per share for total proceeds of US$115,147 (equivalent to approximately RMB952,573).

16. CAPITAL RESERVES

Warrants

On September 11, 2000, as part of the issuance of the Series A redeemable convertible preference shares ("Redeemable Convertible Preference Shares") to two subscribers, the Company granted 11,514,659 shares of warrants for an aggregate of 11,514,659 shares of the Company's ordinary shares exercisable at an exercise price of US$0.01 (equivalent to approximately RMB0.0827) per share exercisable at any time up to September 11, 2007.

The estimated fair value of warrants upon their issuance was approximately RMB669,968. The value of these warrants was determined using the Black-Scholes pricing model with the following assumptions:

(i) contractual lives of 7 years;

(ii) stock volatility of 70%;

(iii) risk-free interest rate of 5.85%; and

(iv) no dividend during the expected terms.

In June 2001, the two warrant holders had exercised all outstanding warrants for 11,514,659 shares of ordinary shares for RMB952,573. At December 31, 2002 and 2001, no warrant was remained outstanding.

Embedded Option

The net proceeds received from the issue of the Redeemable Convertible Preference Shares have been split between the liability element and equity component, representing the fair value of the embedded option to convert the liability into equity of the Group. The amount attributable to the embedded option in the balance sheet represents the fair value of the embedded option to convert the liability into equity of the Group as at the date of issuance of the Redeemable Convertible Preference Shares.

17. OPTION PLAN

In April 2000, the Company adopted a stock option plan (the "Plan"), under which the Company may grant options to purchase up to 11,111,542 ordinary shares to its employees, directors and consultants at price not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-qualified options.

These options will expire ten years from the date of grant and vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. As of December 31, 2002, 2001 and 2000, no option has been granted under the Plan.

18. REDEEMABLE CONVERTIBLE PREFERENCE SHARES

On September 11, 2000, the Company's Board of Directors authorised the issuance of 28,640,000 shares of the Redeemable Convertible Preference Shares at a price of the US$1.00 (equivalent to RMB8.273) per share. In December 2000, the Company received the initial tranche of subscription in respect of 5,728,000 share of RMB46,715,943.

In June 2001, the Company received the second tranche of subscription in respect of 11,456,000 shares of RMB94,771,823.

The holders of the Redeemable Convertible Preference Shares are entitled to the same voting rights as that of ordinary shareholders, and are entitled to participate in all dividends paid to the ordinary shareholders, on an as converted basis. These holders have dividend distribution and liquidation preferences to the ordinary shareholders.

The holders of the Redeemable Convertible Preference Shares have the right at any time on or after the third anniversary of the issuance of the Redeemable Convertible Preference Shares or prior to that date if certain conditions or events occur, at the holder's option, to convert the Redeemable Convertible Preference Shares to ordinary shares by the applicable conversion price which is defined initially as the original issue price of the Redeemable Convertible Preference Shares, adjusted to a price reflecting the effect of stock dividends, stock splits, subdivisions, or other similar transactions. The Redeemable Convertible Preference Shares will automatically convert into shares of ordinary shares upon the closing of an initial public offering provided that certain valuation and other requirements are met. In the opinion of the directors of the Company, the initial public offering is expected to be executed in 4 years after receiving the initial tranche of subscription from the holders in 2000. Therefore, the expected life of the Redeemable Convertible Preference Shares have been determined as 4 years from the date of receipt of the initial tranche of subscription.

The holders of the Redeemable Convertible Preference Shares have the right to require the Company to redeem all outstanding Redeemable Convertible Preference Shares at 100% of the amount subscribed, plus any accumulated and unpaid dividends thereon, plus interest calculated at 10% per annum of the proceeds and accumulated and unpaid dividends. Such right commences from the earlier of September 11, 2003 or date of any material breaches of the subscription agreement. As of December 31, 2002, 2001 and 2000, no dividend has been declared.

The value of the Redeemable Convertible Preference Shares was determined with the following assumptions: expected lives of 4 years; market interest rates of 11.5% and no dividend will be declared during the expected term.

18. REDEEMABLE CONVERTIBLE PREFERENCE SHARES *(cont'd)*

The proceeds received from the issue of the Redeemable Convertible Preference Shares have been separated between the liability element and equity component, representing the fair value of the embedded option to convert the liability into equity of the Group, as follows:

	2002	2001	2000
	RMB	RMB	RMB
Nominal value of the Redeemable Convertible Preference Shares issued	141,487,766	141,487,766	46,715,943
Equity component at December 31	(5,351,688)	(5,351,688)	(1,511,878)
Liability component at date of issue	136,136,078	136,136,078	45,204,065
Direct issurance costs (note 19)	(2,901,502)	(4,557,355)	(3,116,805)
Interest charged	27,596,731	11,751,788	1,299,617
Exchange differences	69,717	—	—
Net liability component at December 31	160,901,024	143,330,511	43,386,877

The directors estimate the fair value of the liability component of the Redeemable Convertible Preference Shares at December 31, 2002, 2001 and 2000 to be approximate to the carrying value.

19. DIRECT ISSUANCE COSTS OF REDEEMABLE CONVERTIBLE PREFERENCE SHARES

	2002	2001	2000
	RMB	RMB	RMB
COST			
At January 1	6,009,325	3,324,592	—
Exchange differences	2,833	—	—
Additions	—	2,684,733	3,324,592
At December 31	6,012,158	6,009,325	3,324,592
AMORTISATION			
At January 1	1,451,970	207,787	—
Exchange differences	685	—	—
Provided for the year	1,658,001	1,244,183	207,787
At December 31	3,110,656	1,451,970	207,787
CARRYING AMOUNT			
At December 31	2,901,502	4,557,355	3,116,805

The amounts represent the direct issuance costs incurred in relation to the Redeemable Convertible Preference Shares with aggregate principal amount of RMB141,487,766 issued by the Company for cash at par pursuant to the offering circular issued by the Company dated September 11, 2000, as reduced by subsequent amortisation over the expected lives of the Redeemable Convertible Preference Shares and write off upon conversion.

20. OTHER FINANCIAL LIABILITIES

Trade and other payables at the balance sheet date comprise:

	2002	2001	2000
	RMB	RMB	RMB
Trade payable	6,710,358	2,452,188	3,757,173
Other payable	1,364,704	588,898	1,969,491
	8,075,062	3,041,086	5,726,664

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing operation cost. The average credit periods taken for trade purchases for 2002, 2001 and 2000 are 30 days.

The directors consider that the carrying amounts of trade and other payables and amounts due to related parties approximate to their fair values.

21. TAX LIABILITIES

	2002	2001	2000
	RMB	RMB	RMB
Withholding tax payables	10,520,043	2,780,638	—
PRC income tax payables	857,165	—	404,853
	11,377,208	2,780,638	404,853

22. DEFERRED TAX ASSETS

	2002	2001	2000
	RMB	RMB	RMB
Deferred tax assets	1,896,257	361,107	—

The movement for the year in the Group's deferred tax position was as follows:

	2002	2001	2000
	RMB	RMB	RMB
At January 1	361,107	—	—
Credited to income statement for the year (note 10)	1,535,150	361,107	—
At December 31	1,896,257	361,107	—

The deferred tax assets represent the tax effect of temporary differences arising from the pre-operating expenses available for a subsidiary of the Group to offset against future profits over a period of 5 years till 2007.

22. DEFERRED TAX ASSETS *(cont'd)*

At December 31, 2002, 2001 and 2000, a subsidiary of the Group, CCT HK, had unused tax loss carried forward for the Hong Kong Profits Tax purpose of RMB41,247,115, RMB37,606,389 and RMB23,568,772 which is available for offseting against future profits without expiration date. No deferred tax asset has been recognised in respect of these tax losses due to the unpredictability of future profit streams of CCT HK. No unused tax loss carried forward for the Income Tax Laws in the PRC was available for offsetting against future profits.

There was no other material unprovided deferred tax assets or liabilities at December 31, 2002, 2001 and 2000.

23. NON-CASH TRANSACTIONS

Addition to property, plant and equipment amounted to RMB1,231,802 were acquired from an associate, Igcool HK, in 2001. The consideration was settled by offsetting part of the loan from the Company (see note 13).

24. CAPITAL COMMITMENTS

On June 15, 2001, the Group entered into a cooperation agreement with Intel Technology (US) Corporation, a company related to Intel Pacific Inc. ("Intel", a holder of the Redeemable Convertible Preference Shares). Pursuant to the agreement, the Group had agreed to purchase during the period from June 15, 2001 to December 31, 2002 an aggregate of RMB16.5 million of products or services from Intel or any of its affiliates, or products and services approved by them.

No purchase has been made by the Group under such arrangement. Upon the group reorganisation in July 2003, the Group has been released from such commitment (see note 28 (c).)

25. OPERATING LEASE ARRANGEMENTS

	2002	2001	2000
	RMB	RMB	RMB
Minimum lease payments under operate leases recognised in the income statement for the year are as follows:			
Information charges	7,007,262	—	—
Satellite platform usage fee	7,730,072	2,780,638	—
Office premises	45,638	668,142	1,445,042
	14,782,972	3,448,780	1,445,042

25. OPERATING LEASE ARRANGEMENTS *(cont'd)*

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases for information charges and office premises, which fall due as follows:

	2002		2001		2000	
	Office premises	Information charges	Office premises	Information charges	Office premises	Information charges
	RMB	RMB	RMB	RMB	RMB	RMB
Within one year	—	12,000,000	—	—	1,929,359	—
In the second to fifth year inclusive	—	—	—	—	1,784,258	—
	—	12,000,000	—	—	3,713,617	—

Leases for office premises and provision of information are negotiated for an average term of 5 years and 1 year, respectively and rentals are fixed for an average of 5 years and 1 year, respectively. In 2001, the Group had early terminated the lease for office premises and no compensation expense was incurred.

The Group had no fixed commitment on satellite platform usage fee as the amount was payable to CCL BJ calculated at 10% of the Group's revenue generated during the year, net of business tax.

26. RETIREMENT BENEFIT PLANS

The eligible employees of the Group, who are citizens of the PRC are members of a state-managed retirement benefit scheme operated by the local government. The Group is required to contribute a certain percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

Other eligible employees have participated in a defined contribution retirement benefits scheme managed by a financial institution. The Group is required to make contributions to this retirement plan calculated at 5% of the basic salaries of the employees.

The total cost charged to the income statements for the years ended December 31, 2002, 2001 and 2000 were RMB229,420, RMB281,069 and RMB110,314, respectively, representing contributions payable to these schemes for the respective years.

27. RELATED PARTY TRANSACTIONS

The Group has entered into a number of transactions with related parties. The balances and transactions with these related parties for the years ended December 31, 2002, 2001 and 2000 are as follows:

(a) Transactions

The Group entered into the following transactions with related parties:

	Notes	2002	2001	2000
		RMB	RMB	RMB
Transfer of property, plant and equipment to CCL BJ	(i)	—	1,270,861	—
Sales of goods to CCL BJ	(ii)	—	260,000	—
Purchase of software maintenance service from an ordinary shareholder	(ii)	—	422,155	—
Service fees from CCL BJ	(iii)	2,756,176	40,395	—
Costs and expenses reimbursed to CCL BJ	(iv)	13,856,866	7,657,609	—
Satellite platform usage fee to CCL BJ	(v)	7,304,918	2,627,703	—
Transponder fee from CCL BJ	(vi)	1,936,080	9,575,850	—
Interest expenses to:	(vii)			
Directors		37,704	626,377	401,095
An ordinary shareholder		1,139,871	1,608,789	900,313
		1,177,575	2,235,166	1,301,408

(i) The transfer of property, plant and equipment was at net book value of the assets involved.

(ii) The sales of goods and purchase of software maintenance service were made at mutually agreed price.

(iii) The service fees were made at ɘ agreed term of the CCL Technical Service Agreement as mentioned in note

(iv) The costs and expenses were all ıted from CCL BJ based on the proportion of revenue generated and the agree ıt entered by CCL BJ and the Group. Rental expenses of RMB914,834 and R 966,397, included in the costs and expenses allocated from CCL BJ in 2002 and 11, respectively, were reimbursed by the Group.

(v) The satellite platform usage fee, r of business tax, was charged at 10% of the Group's revenue generated during relevant period.

27. RELATED PARTY TRANSACTIONS *(cont'd)*

(vi) The transponder fee paid to the outside supplier was shared by CCL BJ and the Group. The allocation was made by reference to the proportion of the revenue generated by the respective parties.

(vii) The interests were charged at the Hong Kong dollar prime-lending rate of the Hong Kong and Shanghai Banking Corporation plus 2 percent per annum.

(viii) On September 11, 2000, the Group and a holder of the Redeemable Convertible Preference Shares, Hughes Network Systems ("HNS") entered into an agreement, by which HNS granted the Group a non-exclusive license to use the trademarks of HNS at no charge for a three-year period commencing on that date.

(ix) On September 11, 2000, the Group granted CCL a non-exclusive license for a three-year period to use the trademarks of HNS at no charge in connection with CCL's business. In addition, CCT HK granted CCL a non-exclusive license for the usage of certain domain names owned by CCT HK for 10 years at no charge.

(b) Balances

At the balance sheet date, the Group had the following balances with related parties:

		Amounts due from related parties			Amounts due to related parties		
		2002	2001	2000	2002	2001	2000
		RMB	RMB	RMB	RMB	RMB	RMB
Current amounts							
Mr. Luk Chung Po	(1)	390,000	390,000	200,000	—	—	—
Intel	(2)	—	—	5,294,515	—	—	—
Technology Venture Holdings Limited ("TVH")	(3)	—	—	—	7,641,384	—	—
Mr. Ron Chan Tze-Ngon	(4)	—	—	—	5,895,553	—	—
		390,000	390,000	5,494,515	13,536,937	—	—
Allowance for doubtful debts (note 7)		(390,000)	—	—	—	—	—
		—	390,000	5,494,515	13,536,937	—	—

27. RELATED PARTY TRANSACTIONS *(cont'd)*

		Amounts due from related parties			Amounts due to related parties		
		2002	2001	2000	2002	2001	2000
		RMB	RMB	RMB	RMB	RMB	RMB
Non-current amounts							
CCL	(5)	63,111,516	57,829,384	21,351,315	—	—	—
Mr. Luk Chung Po	(1)	—	—	—	656,110	618,116	—
TVH	(3)	—	—	—	12,735,849	18,541,383	16,851,572
Mr. Ron Chan Tze-Ngon	(4)	—	—	—	—	5,762,704	5,895,118
		63,111,516	57,829,384	21,351,315	13,391,959	24,922,203	22,746,690

Notes:

(1) Mr. Luk Chung Po was a director of the Company until he resigned from the position in February 2002.

(2) Intel is a holder of Redeemable Convertible Preference Shares.

(3) TVH is an ordinary shareholder of the Company.

(4) Mr. Ron Chan Tze-Ngon is a director of the Company and a shareholder of TVH.

(5) CCL is a company in which a director of the Company, Mr. Yin Jian Ping, has beneficial interest.

The current amount due from a related party is non-interest bearing, unsecured and has no specific repayment term.

The current amounts due to related parties bear interest at market rate and unsecured. The repayment of RMB13,120,857 was waived by the related parties on July 28, 2003 (see note 28 (b)) and the remaining balance has no specific repayment term.

The non-current amount due from a related party is non-interest bearing, unsecured and has no specific repayment term. In the opinion of the directors, the amount would not be repaid in the next twelve months and accordingly is classified as a non-current asset.

The non-current amounts due to related parties bear interest at market rate, unsecured and repayable within 1 month after the listing of the shares of CCH on the Singapore Exchange Securities Trading Limited.

(c) Directors' and executives' remuneration

The remuneration of directors and other members of key management during the year was as follows:

	2002	2001	2000
	RMB	RMB	RMB
Salaries	1,586,843	2,068,170	2,757,923
Contributions paid to retirement benefit schemes	4,244	5,303	—
	1,591,087	2,073,473	2,757,923

28. SUBSEQUENT EVENTS

(a) Group reorganisation

(i) On July 16, 2003, the Group underwent group reorganisation in which a company incorporated in the British Virgin Islanc on April 8, 2003, CCN has issued and allotted 56,948,523 ordinary shares of US 0.01 each to certain ordinary shareholders of the Company, in exchange for 56,7 0,344 ordinary shares of US$0.01 each, representing 88.2% of the issued ordinar shares of the Company.

(ii) On July 16, 2003, CCN issued and llotted 19,702,958 Series A redeemable cumulative convertible preference share of US$0.01 each to the holders of the Redeemable Convertible Preference Sh es in exchange for 17,184,000 shares of US$0.01 each, representing 100% of the ssued Redeemable Convertible Preference Shares of the Company.

(iii) On March 29, 2004, CCH, a company corporated in Bermuda on November 20, 2003, entered into a share swap agree ent, with the shareholders and holders of redeemable cumulative convertible pref ence shares of CCN in exchange of the entire issued and paid up share capi l and the entire redeemable cumulative convertible preference shares of CCN.

After the proposed completion of the sh e swap agreement dated March 29, 2004, CCH will become the ultimate holding co pany of the Group.

(b) On July 28, 2003, an ordinary shareholder, TVH and a director of the Company who is also a shareholder of TVH, Mr. Ron Chan Tze-Ngc have waived the repayment of part of the loans and interest payables by the Com any, amounting to RMB7,316,316 and RMB5,804,541, respectively. For accounting rpose, the amounts in an aggregate total of RMB13,120,857 will be taken as capital ontribution to the Company for the year ending December 31, 2003.

(c) Upon the group reorganisation in July 2003, t Group has been released from the capital commitment with Intel as mentioned in note 2

(d) CCL planned to transfer its satellite commu cation business from CCL BJ to a 90% owned subsidiary, ChinaCast Li Xiang Co., td. ("CCLX"). By various agreements on August 11, 2003 among CCT Shanghai, CCI , CCL and other investor of CCLX, CCT Shanghai provides certain technical services nd ancillary equipment in connection with CCLX's satellite communication business. A compensation, CCT Shanghai receives a service fee that equalled to the difference betv en CCLX's total revenue less expenses as approved by CCT Shanghai. CCT Shanghai i required to reimburse the losses to CCLX when it incurs losses.

Furthermore, the investors of CCLX have edged all the shares in CCLX and the entitlement to dividends and appropriations CCT Shanghai. The Company does not control or own CCLX directly or indirectly. The greements are for a period of twenty years.

AUDITED FINANCIAL STATEMENTS OF CHINACAST COMMUNICATION NETWORK COMPANY LTD. FOR THE NINE MONTH FINANCIAL PERIOD ENDED 30 SEPTEMBER 2003

CHINACAST COMMUNICATION

NETWORK COMPANY LTD.

Report and Financial Statements

For the nine months ended September 30, 2003

AUDITORS' REPORT
TO THE DIRECTORS OF CHINAC ST COMMUNICATION NETWORK COMPA NY LTD.

(Incorporated in the British Virgin Islan with limited liability)

We have audited the accompanying consolidated ba nce sheet of ChinaCast Communication Network Company Ltd. (the "Company"), and its su sidiaries (collectively the "Group") as of September 30, 2003, and the related consolidated state ents of income, cash flows and changes in equity for the nine months then ended. These consolidat d financial statements are the responsibility of the Group's management and have been prepared solely for the purpose of inclusion in the preliminary prospectus dated March 31, 2004 in co nection with the initial public offering of ChinaCast Communication Holdings Limited in Singapor Our responsibility is to express an opinion on these financial statements based on our audit. This eport is made solely to you, as a body, in accordance with our agreed terms of engagement, an for no other purpose. We do not assume responsibility towards or accept liability to any other per n for the contents of this report.

We conducted our audit in accordance with Internatio l Standards on Auditing. Those Standards require that we plan and perform the audit to obtai reasonable assurance about whether the financial statements are free of material misstatement. audit includes examining, on a test basis, evidence supporting the amounts and disclosures in th financial statements. An audit also includes assessing the accounting principles used and significan estimates made by management, as well as evaluating the overall financial statements presentati n. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, on the basis of preparation set out in no 2 to the consolidated financial statements, the consolidated financial statements present fairly, in a material respects, the consolidated financial position of the Group as of September 30, 2003, and t results of its operations and its cash flows for the nine months ended September 30, 2003, in acc dance with International Financial Reporting Standards.

Without modifying our opinion, we draw to your a ention that the comparative consolidated statements of income, cash flows and changes in equi for the nine months ended September 30, 2002 disclosed in the consolidated financial statements ave not been audited.

Deloitte Touche Tohmatsu Certified Public Accountants Ltd.
Beijing, March 31, 2004

Charles Lip
Partner

CONSOLIDATED INCOME STATEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	NOTES	Nine months ended September 30, 2003	Nine months ended September 30, 2002
		RMB	RMB (unaudited)
Revenue	4	58,249,789	58,035,707
Cost of services		(27,511,542)	(25,774,239)
Gross profit		30,738,247	32,261,468
Service fees	5	14,713,412	425,155
Interest on bank deposits		240,683	434,416
Selling expenses		(2,060,226)	(3,960,537)
Administrative expenses		(13,881,920)	(13,931,801)
Profit from operations	6	29,750,196	15,228,701
Finance costs	7	(16,139,314)	(14,010,389)
Profit before tax		13,610,882	1,218,312
Tax expenses	8	(10,401,102)	(4,652,691)
Net profit (loss) for the period		3,209,780	(3,434,379)

CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2003

	NOTES	September 30, 2003 RMB	December 31, 2002 RMB
ASSETS			
Non-current assets			
Property, plant and equipment		6,468,741	5,635,699
Interests in associates		—	—
Deposits for acquiring property, plant and equipment		5,283,252	—
Goodwill		1,499,901	—
Deferred tax assets		1,611,819	1,896,257
Amounts due from related parties	1: 28	111,133,489	63,111,516
		125,997,202	70,643,472
Current assets			
Trade and other receivables	3	33,905,719	37,674,780
Amounts due from related parties	1: 28	6,816,389	—
Bank fixed deposits	3	64,314,100	27,312,714
Bank balances and cash	3	41,947,620	126,282
		146,983,828	65,113,776
Total assets		272,981,030	135,757,248
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	4	4,745,381	4,695,981
Capital reserves	5	37,522,697	23,981,408
Translation reserve		(893,195)	(27,921)
Accumulated losses		(97,434,454)	(100,174,410)
		(56,059,571)	(71,524,942)
Non-current liabilities			
Amounts due to related parties	2 28	—	13,391,959
Bank loan due after one year	7	140,000	—
Redeemable convertible preference shares	3	289,020,370	160,901,024
Obligation under a finance lease due after one year	0	532,903	—
		289,693,273	174,292,983
Current liabilities			
Trade and other payables	1	2,986,490	8,075,062
Amounts due to related parties	2 28	14,629,384	13,536,937
Tax liabilities	2	21,515,482	11,377,208
Bank loan due within one year	7	60,000	—
Obligation under a finance lease due within one year	0	155,972	—
		39,347,328	32,989,207
Total equity and liabilities		272,981,030	135,757,248

The financial statements on pages I-3 to I-29 were approved and authorised for issue by the Board of Directors on March 31, 2004 and are signed on its behalf by:

CHAN TZE NGON, RON
DIRECTOR

LI WEI
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	NOTE	Share capital	Capital Reserves: Share premium	Capital Reserves: Embedded option	Capital Reserves: Special reserve	Capital Reserves: Capital contribution	Capital Reserves: Reserve fund	Capital Reserves: Sub-total	Translation reserve	Accumulated losses	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2002	(1)	4,695,981	18,629,720	5,351,688	—	—	—	23,981,408	—	(96,004,473)	(67,327,084)
Exchange differences arising on translation of overseas operations not recognised in income statement		—	—	—	—	—	—	—	(90,611)	—	(90,611)
Net loss for the period		—	—	—	—	—	—	—	—	(3,434,379)	(3,434,379)
Balance at September 30, 2002	(1)	4,695,981	18,629,720	5,351,688	—	—	—	23,981,408	(90,611)	(99,438,852)	(70,852,074)
Balance at January 1, 2003	(1)	4,695,981	18,629,720	5,351,688	—	—	—	23,981,408	(27,921)	(100,174,410)	(71,524,942)
Arising from group reorganisation		49,392	(18,629,720)	—	18,580,328	—	—	(49,392)	—	—	—
Capital contribution from waive of loans		—	—	—	—	13,120,857	—	13,120,857	—	—	13,120,857
Exchange differences arising on translation of overseas operations not recognised in income statement		—	—	—	—	—	—	—	(865,274)	—	(865,274)
Increase of issued share capital		8	—	—	—	—	—	—	—	—	8
Net profit for the period		—	—	—	—	—	—	—	—	3,209,780	3,209,780
Appropriation of profit of a subsidiary		—	—	—	—	—	469,824	469,824	—	(469,824)	—
Balance at September 30, 2003		4,745,381	—	5,351,688	18,580,328	13,120,857	469,824	37,522,697	(893,195)	(97,434,454)	(56,059,571)

Note:

(1) The comparative figures of the share capital, share premium, embedded option, translation reserve and accumulated losses of the Group since January 1, 2002 represent the group structure as at the date of reorganisation on the basis of preparation as mentioned in note 2 to the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	Nine months ended September 30, 2003 RMB	Nine months ended September 30, 2002 RMB (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from operations	29,750,196	15,228,701
Adjustments for		
Depreciation of property, plant and equipment	1,597,631	1,464,515
Interest income	(240,683)	(434,416)
Allowance for doubtful debts	17,722	1,061,100
Loss on disposal of property, plant and equipment	—	1,247,546
Operating cash flows before movements in working capital	31,124,866	18,567,446
Decrease (increase) in trade and other receivables	3,751,339	(33,899,651)
Increase in amounts due from related parties	(6,816,389)	—
(Decrease) increase in trade and other payables	(5,088,572)	6,908,070
Increase in amounts due to related parties	22,153	—
Cash generated by (used in) operations	22,993,397	(8,424,135)
Income taxes paid	(49,772)	(4,623)
Interest paid	(16,075)	—
NET CASH FROM (USED IN) OPERATING ACTIVITIES	22,927,550	(8,428,758)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Interest received	240,683	434,416
Increase in bank fixed deposits	(37,001,386)	(10,759,893)
(Advances to) repayment from related parties	(48,021,973)	5,591,617
Deposits paid for acquiring property, plant and equipment	(5,283,252)	—
Purchases of property, plant and equipment	(1,630,262)	(2,400)
NET CASH USED IN INVESTING ACTIVITIES	(91,696,190)	(4,736,260)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of redeemable convertible preference shares, net of direct issuance costs of RMB788,469	111,703,521	—
Proceeds from issuance of ordinary shares	8	—
Cash paid for acquiring ordinary shares of CCT BVI from minority shareholders	(1,499,901)	—
Bank loan raised	200,000	—
Repayment of obligation under a finance lease	(105,086)	—
NET CASH FROM FINANCING ACTIVITIES	110,298,542	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	41,529,902	(13,165,018)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	126,282	13,321,132
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	291,436	(11,228)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		
Bank balances and cash	41,947,620	144,886

1. GENERAL

ChinaCast Communication Network Company Ltd. (the "Company") was incorporated on April 8, 2003 in the British Virgin Islands as an International Business Company with limited liability. The Company was formerly known as Sky Vision Group Limited and changed to its existing name on June 3, 2003. After the proposed group reorganisation as described in note 29 (b) of the financial statements, ChinaCast Communication Holdings Limited ("CCH") will become the ultimate holding company of the Company and its subsidiaries (the Company and its subsidiaries collectively referred to as the "Group").

The Company holds 96.1% of the ordinary shares in ChinaCast Technology (BVI) Limited ("CCT BVI") which was also incorporated in the British Virgin Islands. CCT BVI has two wholly-owned subsidiaries: ChinaCast Technology (HK) Limited ("CCT HK"), incorporated with limited liability in Hong Kong with a representative office in Beijing, the People's Republic of China (the "PRC"), and ChinaCast Technology (Shanghai) Co. Ltd. ("CCT Shanghai"), established and registered in the PRC. Details of the Company's subsidiaries are set out in note 10. The Group principally acts as technology enablers in the satellite communication industry. At September 30, 2003, the number of employees of the Group is 99 (December 31, 2002: 99).

The Company's subsidiaries and a subsidiary's representative office in the PRC maintain their accounting records and prepare statutory financial statements in accordance with accounting standards and regulations of the PRC and Hong Kong that are applicable to these enterprises. The financial statements have been prepared for internal management purposes in accordance with International Financial Reporting Standards ("IFRS"). The basis of accounting under IFRS differs in certain respects from that used in the preparation of these enterprises' statutory financial statements. In preparing these financial statements, appropriate adjustments, which are not taken up in the accounting records of these enterprises, have been made to the Group's financial statements.

These financial statements are presented in Renminbi ("RMB") since that is the currency in which the majority of the Group's transactions are denominated. The financial statements have been prepared solely for inclusion in the preliminary prospectus of CCH dated March 31, 2004 in connection with the initial public offering of CCH in Singapore.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

Under a group reorganisation scheme to rationalise the structure of the Group in preparation for the proposed listing of the shares of CCH on the Singapore Exchange Securities Trading Limited, the Company became the holding company of the Group on July 16, 2003.

Prior to the group reorganisation scheme, on June 13, 2003 and July 11, 2003, the Company acquired the aggregate of 5,094,284 ordinary shares of US$0.01 each, representing 7.9% of the issued ordinary shares in CCT BVI, from its ordinary shareholders with the cash consideration of RMB1,499,901.

The principal steps of the group reorganisation, which principally involved the exchange of shares, were as follows:

(a) On July 16, 2003, the Company issued and allotted 56,948,523 ordinary shares of US$0.01 each to certain ordinary shareholders of CCT BVI, the previous holding company of the Group, in exchange for 56,740,344 ordinary shares of US$0.01 each, representing 88.2% of the issued ordinary shares in CCT BVI; and

(b) On July 16, 2003, the Company issued and allotted 19,702,958 Series A redeemable cumulative convertible preference shares ("Series A CCN Preference Shares") of US$0.01 each to the holders of the Series A redeemable convertible preference shares of CCT BVI ("Series A CCT BVI Preference Shares") in exchange for 17,184,000 shares of US$0.01 each, representing 100% of the issued Series A CCT BVI Preference Shares.

2. BASIS OF PREPARATION OF THE FINANCIAL ST TEMENTS *(cont'd)*

The Group comprising the Company together wit the relevant interest of CCT BVI and its subsidiaries acquired pursuant to the group reorga sation is regarded, for the purpose of this report, as a continuing entity. Accordingly, thes consolidated financial statements of the Group have been prepared on the basis as if th Company had always been the holding company of the Group throughout the periods cove ed by the financial statements.

After the completion of the group reorganisation a d the acquisition of 7.9% issued ordinary shares in CCT BVI, the Company holds 96.1% ordi ary shares in CCT BVI.

The financial statements have been prepared on a oing concern basis because the results of the Group's profit forecast prepared by the man gement demonstrate that it can generate profit and sustain positive cash flows from operatir activities. The directors are of the opinion that the Group's profit forecast could be achieved b rring any unforeseen circumstances.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared ur er the historical cost convention and in accordance with IFRS. The principal accounting po ies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate t e financial statements of the Company and enterprises controlled by the Company (its subsid ries) made up to the balance sheet date. Control is achieved where the Company has the p wer to govern the financial and operating policies of an investee enterprise so as to obtain be efits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the effective c te of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the fina cial statements of subsidiaries to bring the accounting policies used in line with those used by ther members of the Group.

All significant intercompany transactions and balanc s between group enterprises are eliminated on consolidation.

Interests in associates

An associate is an enterprise over which the Gr up is in a position to exercise significant influence, but not control, through participation in e financial and operating policy decisions of the investee.

The results and assets and liabilities of associates a e incorporated in these financial statements using the equity method of accounting. Interests i associates are carried in the consolidated balance sheet at cost as adjusted by post-acquisit n changes in the Group's share of the net assets of the associates.

Where a group enterprise transacts with an associat of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest i the relevant associate, except to the extent that unrealised losses provide evidence of an impai nent of the asset transferred.

3. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and amortised on a straight-line basis over its estimated useful life.

Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Revenue recognition

Revenue from bandwidth and technical services is recognised when services are provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

Foreign currencies

Transactions in currencies other than RMB are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on exchange are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

3. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

The eligible employees of the Group, who are citizens of the PRC, are members of state-managed retirement benefit schemes, and the Group's obligations under which are equivalent to those arising in a defined contribution retirement benefit plan.

Other eligible employees of the Group participate in a defined contribution retirement benefits scheme managed by a financial institution. The Group is required to make contributions to this retirement benefit plan according to the rules of the scheme.

Payments made to state-managed retirement benefit schemes and the defined contribution retirement benefits scheme are charged as expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is credited or charged in the income

3. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss.

Depreciation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, on the following bases:

Computer hardware	5 years
Fixtures and equipment	5 years
Motor vehicles	5 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior period. A reversal of an impairment loss is recognised as income immediately.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

3. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

Trade and other receivables/amounts due from relat d parties

Trade and other receivables and amounts due fror related parties are stated at their nominal value as reduced by appropriate allowances for esti ated irrecoverable amounts.

Redeemable convertible preference shares

Redeemable convertible preference shares which a e redeemable or convertible on a specific date, depending on the occurrence or non-occurre ce of certain future events or at the option of the holder are regarded as compound instrume s, consisting of a liability component and an equity component. At the date of issue, the fair alue of the liability component is estimated using the prevailing market interest rate for similar n n-convertible debt. The difference between the proceeds of issue of the redeemable conver ble preference shares and the fair value assigned to the liability component, representing t e embedded option to convert the liability into equity of the issuer, is included in equity.

The interest expense on the liability component is lculated by applying the prevailing market interest rate for similar non-convertible debt to the iability component of the instrument. The difference between this amount and the interest p d is added to the carrying amount of the redeemable convertible preference shares.

The costs incurred in connection with the issue of re eemable convertible preference shares are deferred and amortised on effective interest method ver the lives of the redeemable convertible preference shares from the date of issuance to heir final redemption date. If any of the redeemable convertible preference shares are urchased and cancelled, redeemed, or converted prior to the final redemption date, appropriate portion of any remaining unamortised costs will be charged immediately to th income statement.

Trade and other payables/amounts due to related pa ies

Trade and other payables and amounts due to relat d parties are stated at their nominal value.

Equity instruments

Equity instruments issued by the Group are recor d at the proceeds received, net of direct issuance costs.

4. REVENUE

Revenue represents the net amounts received anc eceivables for service income of satellite bandwidth rendered by the Group to outside custon rs, less returns and allowances.

5. SERVICE FEES

(a) <u>ChinaCast Co., Ltd.</u>

On November 15, 2000, CCT Shanghai, a rela ed company, ChinaCast Co., Ltd. ("CCL") (see note 28 (b) note (4)) and the investors of CCL entered into a technical service agreement ("CCL Technical Service Agreer nt") pursuant to which CCT Shanghai provided CCL with certain technical services d ancillary equipment in connection with CCL's satellite communication business, whi n was operated by a branch of CCL in Beijing, the PRC ("CCL BJ"). As compensatio CCT Shanghai received a service fee that equalled the difference between CCL BJ's to l revenue less expenses as approved by CCT Shanghai. However, CCT Shanghai was t required to reimburse the losses to CCL BJ when it incurred losses (see note 28 (a) (i)).

5. SERVICE FEES *(cont'd)*

Furthermore, the investors of CCL have pledged all the shares in CCL and the entitlement to dividends and appropriations to CCT Shanghai. The Company does not control or own CCL directly or indirectly.

The agreement is for a period of twenty years.

(b) ChinaCast Li Xiang Co., Ltd.

CCL planned to transfer its satellite communication business from CCL BJ to a 90% owned subsidiary, ChinaCast Li Xiang Co., Ltd. ("CCLX"). On August 11, 2003, CCT Shanghai, CCLX, CCL and other investor of CCLX, entered into a technical service agreement ("CCLX Technical Service Agreement") and a supplemental agreement pursuant to which CCT Shanghai provided CCLX with certain technical services and ancillary equipment in connection with CCLX's satellite communication business. As compensation, CCT Shanghai received a service fee that equalled the difference between CCLX's total revenue less expenses as approved by CCT Shanghai. CCT Shanghai was required to reimburse the losses to CCLX when it incurred losses (see note 28 (a) (i)).

Furthermore, the investors of CCLX have pledged all the shares in CCLX and the entitlement to dividends and appropriations to CCT Shanghai. The Company does not control or own CCLX directly or indirectly.

The agreements are for a period of twenty years.

The net service fee income for the period is derived from the following details which have been extracted from the audited financial statements of CCL BJ and CCLX prepared in accordance with IFRS:

	Nine months ended September 30, 2003			Nine months ended September 30, 2002
	CCL BJ	CCLX	Total	CCL BJ
	RMB	RMB	RMB	RMB (unaudited)
Revenue	28,864,715	—	28,864,715	5,993,959
Cost of services	(12,767,912)	—	(12,767,912)	(5,134,035)
Gross profit	16,096,803	—	16,096,803	859,924
Other operating income	5,477,344	344	5,477,688	5,531,312
Selling expenses	(1,095,379)	—	(1,095,379)	(880,541)
Administrative expenses	(5,277,613)	(488,087)	(5,765,700)	(5,077,569)
Finance costs	—	—	—	(7,971)
Service fees receivable from (reimbursed to)	15,201,155	(487,743)	14,713,412	425,155

6. PROFIT FROM OPERATIONS

Profit from operations has been arrived at after charging:

	Nine months ended September 30, 2003 RMB	Nine months ended September 30, 2002 RMB (unaudited)
Allowance for doubtful debts	17,722	1,061,100
Depreciation of property, plant and equipment	1,597,631	1,464,515
Net foreign exchange loss	853,575	10,410
Staff costs	7,872,972	8,455,206
Loss on disposal of property, plant and equipment	—	1,247,546

7. FINANCE COSTS

	Nine months ended September 30, 2003 RMB	Nine months ended September 30, 2002 RMB (unaudited)
Interest expenses on:		
amounts due to related parties	799,192	883,182
bank loan	5,612	—
obligation under a finance lease	10,463	—
redeemable convertible preference shares	13,959,470	11,883,706
Amortisation of direct issue cost of redeemable convertible preference shares	1,364,577	1,243,501
	16,139,314	14,010,389

8. TAX EXPENSES

The income tax expenses comprise:

	Nine months ended September 30, 2003 RMB	Nine months ended September 30, 2002 RMB (unaudited)
Withholding tax	5,824,979	5,803,571
PRC income tax	4,291,685	4,623
Utilisation (recognition) of deferred tax credit (note 23)	284,438	(1,155,503)
	10,401,102	4,652,691

8. TAX EXPENSES *(cont'd)*

The charge for the period can be reconciled to the profit per the consolidated income statement as follows:

	Nine months ended September 30, 2003	Nine months ended September 30, 2002
	RMB	RMB (unaudited)
Profit before tax	13,610,882	1,218,312
Tax at income tax rate of 33%	4,491,591	402,043
Withholding tax	5,824,979	5,803,571
Tax effect of recognising deferred tax credit	284,438	(1,155,503)
Other	(199,906)	(397,420)
Tax expense for the period	10,401,102	4,652,691

The taxation charge mainly represents the PRC withholding taxes arising from CCT BVI's revenue generated in the PRC which is calculated at 10% of CCT BVI's revenue, and PRC Income Tax calculated at the applicable rate on the profit of CCT Shanghai and the deemed profit of CCT HK's representative office in Beijing, the PRC.

The Company and CCT BVI are exempted from income tax in the British Virgin Islands where they are incorporated. In the opinion of directors, the Company and CCT BVI did not derive any income that was subject to income tax of the PRC and Hong Kong.

CCT HK is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits Tax has been made in the financial statements as CCT HK has no assessable profits for the period.

CCT Shanghai is incorporated in the PRC and is governed by the Income Tax Law of the PRC concerning foreign investment enterprises ("FIE") and various local income tax laws (collectively the "Income Tax Laws"). Under the Income Tax Laws, a FIE is generally subject to an income tax at an effective tax rate of 33% on income as reported in its statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions or cities for which more favorable effective rates apply.

Details of the deferred tax assets of the Group are set out in note 23.

9. PROPERTY, PLANT AND EQUIPMENT

	Computer hardware	Fixtures and equipment	Motor vehicles	Total
	RMB	RMB	RMB	RMB
Cost				
At January 1, 2003	11,140,260	124,200	—	11,264,460
Exchange differences	25,363	—	—	25,363
Additions	1,367,424	—	1,056,799	2,424,223
Disposals	(1,510,679)	—	—	(1,510,679)
At September 30, 2003	11,022,368	124,200	1,056,799	12,203,367
Depreciation and impairment				
At January 1, 2003	5,579,638	49,123	—	5,628,761
Exchange differences	18,913	—	—	18,913
Charge for the period	1,539,404	18,630	39,597	1,597,631
Eliminated on disposals	(1,510,679)	—	—	(1,510,679)
At September 30, 2003	5,627,276	67,753	39,597	5,734,626
Carrying amounts				
At September 30, 2003	5,395,092	56,447	1,017,202	6,468,741
At January 1, 2003	5,560,622	75,077	—	5,635,699

The carrying amount of the Group's motor vehicles includes an amount of RMB779,782 (December 31, 2002: nil) in respect of assets held under finance leases.

The Group has pledged a motor vehicle having a carrying amount of RMB237,420 (December 31, 2002: nil) to secure a bank loan granted to the Group.

10. SUBSIDIARIES

Details of the Company's subsidiaries at September 30, 2003 are as follows:

Name of subsidiary	Place of incorporation (or establishment)/ operation	Proportion of ownership held				Voting right held	Principal activity
		Ordinary shares		Preference shares			
		Directly	Indirectly	Directly	Indirectly		
CCT BVI	British Virgin Islands	96.1%	—	100%	—	96.9%	Acts as technology enablers in the satellite communication industry and investment holding company
CCT HK	Hong Kong/Hong Kong and PRC	—	96.1%	—	—	96.9%	Acts as a liaison office for the Group's operation
CCT Shanghai	PRC	—	96.1%	—	—	96.9%	Provision of technical services to related parties

11. INTERESTS IN ASSOCIATES

	September 30, 2003	December 31, 2002
	RMB	RMB
Cost of investments	5,812,459	5,812,459
Loan to an associate	1,897,895	1,897,895
Share of post-acquisition losses	(7,710,354)	(7,710,354)
	—	—

Details of the Group's associates at September 30, 2003 are as follows:

Name of associate	Place of incorporation/ operation	Proportion of ownership interest	Principal activity
Igcool.com. Inc., ("Igcool")	Cayman Islands	55%	Investment holding
Igcool.com (HK) Limited ("Igcool HK")	Hong Kong	55%	Ceased operation

In accordance with a shareholder's agreement dated September 22, 1999 and a directorship nomination right assignment dated January 31, 2000 entered by the Group and the other shareholders of Igcool, the Group could only nominate 1 representative in the board of directors of Igcool, out of the 3 directors in Igcool's board of directors. Consequently, the directors of the Group considered that it had no control over the composition of the board of directors of Igcool and the Group cannot exercise control, but has significant influence over Igcool. Therefore, the Group did not consolidate the financial statements of Igcool and its wholly-owned subsidiary, Igcool HK.

12. GOODWILL

	RMB
Cost	
Arising on acquisition of shares in CCT BVI from the minority shareholders and at September 30, 2003	1,499,091
Amortisation	
Charge for the period and at September 30, 2003	—
Carrying amount	
At September 30, 2003	1,499,091

The goodwill of RMB1,499,901 arose on the Group's acquisition of 7.9% of the issued and fully paid ordinary share capital of CCT BVI during the period.

Goodwill is amortised over its estimated useful life. The estimated life of the goodwill arising on acquisition is 20 years.

13. OTHER FINANCIAL ASSETS

The directors consider that the carrying amounts of trade and other receivables and amounts due from related parties approximate to their fair values.

13. OTHER FINANCIAL ASSETS *(cont'd)*

Trade and other receivables at the balance sheet d e comprise:

	September 30, 2003	December 31, 2002
	RMB	RMB
Trade receivables from provision of services relating to satellite bandwidth	30,042,721	35,841,567
Deposits	3,104,121	1,783,382
Other receivables	758,877	49,831
	33,905,719	37,674,780

The average credit period taken on provision of se vices relating to satellite bandwidth for the nine months ended September 30, 2003 is 90 days December 31, 2002: 90 days).

Bank balances and cash comprise cash and short-t m bank deposits held by the Group with an original maturity of three months or less. Bank fix d deposits are held by the Group with an original maturity exceeding three months. The carry g amount of these assets approximates to their fair values.

Interest rate risk

Interest rate risk arises from the potential changes n interest rates that may have an adverse effect on the Group in the current reporting period id in future years.

The Group is exposed to interest rate risk throug the impact to interest rates changes on interest bearing liabilities and interest bearing c sh. The Group does not enter into any derivative instruments to hedge this risk.

Credit risk

The Group's principal financial assets are bank ba nces and cash, bank fixed deposits, trade and other receivables and amounts due from re ted parties which represent the Group's maximum exposure to credit risk in relation to finan al assets.

The Group's credit risk is primarily attributable to i trade and other receivables and amounts due from related parties. The amounts presented ir he balance sheet are net of allowances for doubtful debts, estimated by the Group's manag nent based on prior experience and their assessment of the current economic environment.

The credit risks on liquid funds and bank fixed dep sits are limited because the counterparties are banks with high credit-ratings in the PRC and H ng Kong.

The Group's credit exposure is concentrated mainl in the PRC as the customers are the sales agents for the Group in the PRC. Its credit expo re is centralised to five major customers accounting for approximately 100% of the gross tra e receivables (December 31, 2002: 88%).

Foreign exchange risk

Foreign exchange risk refers to the risk that movem t in foreign currency exchange rate against the RMB will affect the Group's financial results and cash flows.

13. OTHER FINANCIAL ASSETS *(cont'd)*

The Group's foreign currency exposures arise mainly from the exchange risk movements of the Hong Kong dollars and United States dollars against RMB. To the extent possible, sales and purchases which are denominated in Hong Kong dollars and United States dollars provide natural hedges. The remaining foreign currency exposure is considered limited.

14. SHARE CAPITAL

			Share capital	
	Notes	**Number of shares**	**US$**	**Shown in RMB**
Ordinary shares				
Authorised:				
Increase of authorised capital of par value of US$1 each upon incorporation	(a)	50,000	50,000	416,637
Increase of number of shares from stock split to the par value of US$0.01 each	(c)	4,950,000	—	—
Increase of authorised capital	(c)	995,000,000	9,950,000	82,910,763
Balance at September 30, 2003		1,000,000,000	10,000,000	83,327,400
Issued and fully paid:				
Shares issued upon incorporation	(b)	1	1	8
Increase of number of shares from stock split	(c)	99	—	—
Shares issued for exchange of shares in CCT BVI	(d)	56,948,523	569,485	4,745,373
		56,948,623	569,486	4,745,381

(a) The Company was incorporated on April 8, 2003, with an authorised capital of US$50,000 divided into 50,000 shares of US$1 each.

(b) Upon incorporation, the Company issued 1 ordinary share of US$1 each to the subscriber.

(c) On June 3, 2003, the Company effected a 100 for 1 stock split of its ordinary shares and the par value of each share was converted from US$1 to US$0.01 per share. On the same date, the authorised capital of the Company was increased from US$50,000 to US$10,000,000 by the creation of an additional 995,000,000 shares of ordinary shares of par value of US$0.01 each.

(d) On July 16, 2003, the Company issued 56,948,523 ordinary shares of US$0.01 each at par to certain ordinary shareholders of CCT BVI, in exchange of their interests in 56,740,344 ordinary shares of US$0.01 each issued by CCT BVI.

The comparative figures of the share capital of the Group in 2002 represent 88.2% of the issued and fully paid ordinary share capital of CCT BVI held by the Company.

15. RESERVES

(a) *Embedded Option*

The net proceeds received from the issue of e redeemable convertible preference shares have been split between the liability element ınd equity component, representing the fair value of the embedded option to convert the ability into equity of the Group. The amount attributable to the embedded option in the t lance sheet represents the fair value of the embedded option to convert the liability ii ɔ equity of the Group as at the date of issuance of the redeemable convertible prefe nce shares.

(b) *Special reserve*

The special reserve of the Group represents ne difference between the nominal value of the share capital issued by the Company ar the nominal value of the share capital and share premium of CCT BVI acquired by the C npany pursuant to the group reorganisation.

(c) *Capital contribution*

On July 28, 2003, an ordinary shareholder, T chnology Venture Holdings Limited ("TVH") and a director of the Company who is alsc a shareholder of TVH, Mr. Ron Chan Tze-Ngon, have waived the repayment of part of ne loans and interest payables by CCT BVI, amounting to RMB7,316,316 and RMB5,8 4,541, respectively. Such amounts in an aggregate total of RMB13,120,857 were take as capital contribution to the Group in the current period.

(d) *Reserve fund*

Pursuant to relevant laws and regulations in tl PRC and the Articles of Association of CCT Shanghai, CCT Shanghai is required to trans r 10% of its profit after taxation as reported in the PRC statutory financial statements to tl reserve fund until the balance reaches 50% of the registered capital of CCT Shanghai. T is reserve can be used to make up losses incurred or to increase capital.

16. OPTION PLAN

In April 2000, CCT BVI adopted a stock option plaı (the "CCT BVI Plan"), under which CCT BVI may grant options to purchase up to 11,111,542 (dinary shares of CCT BVI to its employees, directors and consultants at price not less than t e fair market value at the date of grant for incentive stock options and not less than 85% of ne fair market value at the date of grant for non-qualified options.

These options will expire ten years from the date c grant and vest at a rate of 25% on the first anniversary of the grant date and 1/48 per mont thereafter. As of September 30, 2003 and December 31, 2002, no option has been granted u der the CCT BVI Plan.

In July 2003, the Company adopted another stock ɔtion plan (the "New Plan"), under which the Company may grant options to purchase up to 7,9 ',982 ordinary shares of US$0.01 each to its employees and directors at a price of US$0.15 per hare.

These options will expire ten years from the date c grant and vest at a rate of 25% on the first anniversary of the grant date and 1/48 per mont thereafter. As of September 30, 2003, no option under the New Plan has been granted.

17. BANK LOAN

	September 30, 2003	December 31, 2002
	RMB	RMB
The bank loan is repayable as follows		
Within one year	60,000	—
In the second year	60,000	—
In the third to fifth years inclusive	80,000	—
	200,000	—
Less: Amount due within one year (shown under current liabilities)	(60,000)	—
Amount due after one year	140,000	—

The bank loan is denominated in RMB and is arranged at fixed interest rate of 5.49% per annum. The fair value of the Group's bank loan approximates its carrying amount.

It is a 3-year loan repayable by yearly installments commencing March 21, 2004 and is secured on a motor vehicle of the Group (note 9).

18. REDEEMABLE CONVERTIBLE PREFERENCE SHARES

On September 11, 2000, CCT BVI's Board of Directors authorised the issuance of 28,640,000 shares of the Series A CCT BVI Preference Shares at a price of the US$1.00 (equivalent to RMB8.273) per share. In December 2000 and June 2001, CCT BVI received the initial and second tranches of subscription in respect of total 17,184,000 shares for RMB141,487,766.

The holders of the Series A CCT BVI Preference Shares ("Series A Investors") are entitled to the same voting rights as that of ordinary shareholders, and are entitled to participate in all dividends paid to the ordinary shareholders, on an as converted basis. The Series A Investors have dividend distribution and liquidation preferences to the ordinary shareholders. As of September 30, 2003, no dividend has been declared.

The Series A Investors have the right at any time on or after the third anniversary of the issuance of the shares or prior to that date if certain conditions or events occur, at the investor's option, to convert the Series A CCT BVI Preference Shares to ordinary shares by the applicable conversion price which is defined initially as the original issue price of the Series A CCT BVI Preference Shares, adjusted to a price reflecting the effect of stock dividends, stock splits, subdivisions, or other similar transactions. The Series A CCT BVI Preference Shares will automatically convert into shares of ordinary shares upon the closing of an initial public offering provided that certain valuation and other requirements are met.

The Series A Investors also have the right to require CCT BVI to redeem all outstanding Series A CCT BVI Preference Shares at 100% of the amount subscribed, plus any accumulated and unpaid dividends thereon, plus interest calculated at 10% per annum of the proceeds and accumulated and unpaid dividends. The redemption right commences from the earlier of September 11, 2003 or date of any material breaches of the subscription agreement.

Subsequent to the group reorganisation on July 16, 2003, the Company entered into a share swap agreement and has become the holding company of the Group. The Board of Directors

18. REDEEMABLE CONVERTIBLE PREFERENCE SHA ES *(cont'd)*

of the Company authorised the issuance of 500,000 00 Series A CCN Preference Shares and 500,000,000 Series B redeemable cumulative conv tible preference shares ("Series B CCN Preference Shares") with a par of US$0.01 each.

On the same day, the Company allotted and issued 1 ,702,958 Series A CCN Preference Shares in exchange of the total 17,184,000 Series A CCT B Preference Shares with a par of US$0.01 each to the Series A Investors and became the sole older of the Series A CCT BVI Preference Shares thereafter.

The terms of the Series A CCN Preference Shares re similar to those in Series A CCT BVI Preference Shares, except that the redemption rig commences from the earlier of July 16, 2005 or any material breaches of the subscription greement. The investors' entitlements of interest and interest on declared but unpaid divider , if any, is calculated at 10% per annum thereon compounded annually and accrued from the original issuance of the Series A CCT BVI Preference Shares. In the opinion of the directors, e initial public offering is expected to be occurred or completed in the 4th year after receiving he initial tranche of subscription from the investors of the Series A CCT BVI Preference Share in 2000. Therefore, the expected lives of the Series A CCT BVI Preference Shares and Ser s A CCN Preference Shares have been determined as 4 years from the date of receipt of th initial tranche of subscription. As a result, the Series A CCN Preference Shares are considere as an extension of the Series A CCT BVI Preference Shares.

On July 28, 2003, the Company has allotted and is ed 18,058,580 Series B CCN Preference Shares at the price of approximately US$0.75 each the subscribers for a total consideration of RMB112,491,990. The terms of the Series B CC Preference Shares are similar to those in Series A CCN Preference Shares, except that the re emption right commences from the earlier of July 28, 2005 or any material breaches of the subs iption agreement. Since the Series B CCN Preference Shares are issued to different group o investors and additional cash has been received, it is considered as a new issuance of finar ial instrument. However, the expected life of the Series B CCN Preference Shares has been de rmined to be coincided with that of Series A CCN Preference Shares as the directors conside that the Company will execute the initial public offering plan in 2004.

The value of the Series A CCT BVI Preference Shar s, Series A and Series B CCN Preference Shares was determined with the following assumptic s:

(a) Series A CCT BVI Preference Shares and Serie A CCN Preference Shares

- (i) expected lives of 4 years;
- (ii) market interest rates of 11.5%; and
- (iii) no dividend will be declared during the ex ected term.

(b) Series B CCN Preference Shares

- (i) expected lives of 1 year;
- (ii) market interest rates of 7%; and
- (iii) no dividend will be declared during the ex ected term.

18. REDEEMABLE CONVERTIBLE PREFERENCE SHARES *(cont'd)*

The proceeds received from the issue of the redeemable convertible preference shares have been separated between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group, as follows:

	September 30, 2003	December 31, 2002
	RMB	RMB
Nominal value of the Redeemable Convertible Preference Shares issued	253,979,756	141,487,766
Equity component at balance sheet date	(5,351,688)	(5,351,688)
Liability component at date of issue	248,628,068	136,136,078
Direct issuance costs (note 19)	(2,345,082)	(2,901,502)
Interest charged	41,556,201	27,596,731
Exchange differences	1,181,183	69,717
Net liability component at balance sheet date	289,020,370	160,901,024

The directors estimate the fair value of the liability component of the redeemable convertible preference shares at September 30, 2003 to be approximate to the carrying value.

19. DIRECT ISSUANCE COSTS OF REDEEMABLE CONVERTIBLE PREFERENCE SHARES

	September 30, 2003	December 31, 2002
	RMB	RMB
Cost		
At beginning of the period	6,012,158	6,009,325
Exchange differences	40,795	2,833
Additions	788,469	—
At end of the period	6,841,422	6,012,158
Amortisation		
At beginning of the period	3,110,656	1,451,970
Exchange differences	21,107	685
Provided for the period	1,364,577	1,658,001
At end of the period	4,496,340	3,110,656
Carrying amount		
At end of the period	2,345,082	2,901,502

The amounts represent the direct issuance costs incurred in relation to the redeemable convertible preference shares with aggregate principal amount of RMB253,979,756 (December 31, 2002: RMB141,487,766) issued by the Group for cash at par pursuant to the offering circular issued by the Group dated September 11, 2000, July 16, 2003 and July 28, 2003, as reduced by subsequent amortisation over the expected lives of the redeemable convertible preference shares and write off upon conversion.

20. OBLIGATION UNDER A FINANCE LEASE

	Minimum lease paymen		Present value of minimum lease payments	
	September 30, 2003	Decemb r 31, 200	September 30, 2003	December 31, 2002
	RMB	RM	RMB	RMB
Amounts payable under a finance lease				
Within one year	173,911	—	155,972	—
In the second to fifth year inclusive	594,195	—	532,903	—
	768,106	—	688,875	—
Less: future finance charges	(79,231)	—	—	—
Present value of lease obligation	688,875	—	688,875	—
Less: Amount due within one year (shown under current liabilities)			(155,972)	—
Amount due after one year			532,903	—

The lease term of the finance lease is 5 years. For e nine months ended September 30, 2003, the effective borrowing rate was 5.5% per annum. terest rate is fixed at the contract date. The lease is on a fixed repayment basis and no arranç ment has been entered into for contingent rental payments.

The lease obligation is denominated in Hong Kon(dollars. The fair value of the Group's lease obligation approximates its carrying amount.

The Group's obligation under a finance lease is se ıred by the lessor's charge over the leased assets.

21. OTHER FINANCIAL LIABILITIES

Trade and other payables at the balance sheet dat comprise:

	September 30, 2003	December 31, 2002
	RMB	RMB
Trade payable	1,729,571	6,710,358
Other payable	1,256,919	1,364,704
	2,986,490	8,075,062

21. OTHER FINANCIAL LIABILITIES *(cont'd)*

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing operation cost. The average credit period taken for trade purchases for 2003 is 60 days (2002: 60 days).

The directors consider that the carrying amount of trade and other payables and amounts due to related parties approximate to their fair values.

22. TAX LIABILITIES

	September 30, 2003	December 31, 2002
	RMB	RMB
Withholding tax payables	16,416,405	10,520,043
PRC income tax payables	5,099,077	857,165
	21,515,482	11,377,208

23. DEFERRED TAX ASSETS

	September 30, 2003	December 31, 2002
	RMB	RMB
Deferred tax assets	1,611,819	1,896,257

The movement for the period in the Group's deferred tax position was as follows:

	September 30, 2003	December 31, 2002
	RMB	RMB
At beginning of the period	1,896,257	361,107
(Utilised) credited to income statement for the period (note 8)	(284,438)	1,535,150
At end of the period	1,611,819	1,896,257

The deferred tax assets represent the tax effect of temporary differences arising from the pre-operating expenses available for a subsidiary of the Group to offset against future profits over a period of 5 years till 2007.

At September 30, 2003, a subsidiary of the Group, CCT HK, had unused tax loss carried forward for Hong Kong Profits Tax purpose of RMB44,124,441 (December 31, 2002: RMB41,247,115) which is available for offsetting against future profits without expiration date. No deferred tax asset has been recognised in respect of these tax losses due to the unpredictability of future profit streams of CCT HK. No unused tax loss carried forward for the Income Tax Laws in the PRC was available for offsetting against future profits.

There was no other material deferred tax assets or liabilities at September 30, 2003 and December 31, 2002.

24. NON-CASH TRANSACTIONS

(a) On July 28, 2003, certain part of the repayment of the loans and interest payables of CCT BVI amounting to RMB13,120,857, have been waived by an ordinary shareholder, TVH, and a director of the Company who is also a shareholder of TVH, Mr. Ron Chan Tze-Ngon. Such amount was taken as capital contribution to the Group in the current period (note 15(c)).

(b) Additions to motor vehicles during the period amounting to RMB793,961 were financed by a new finance lease.

25. CAPITAL COMMITMENTS

	September 30, 2003	December 31, 2002
	RMB	RMB
Commitments for the acquisition of property, plant and equipment contracted for but not provided for in the financial statements	1,605,183	—

In addition, on June 15, 2001, the Group entered into a cooperation agreement with Intel Technology (US) Corporation, a company related to Intel Pacific Inc. ("Intel", a holder of the Series A and B CCN BVI Preference Shares). Pursuant to the agreement, the Group had agreed to purchase during the period from June 15, 2001 to December 31, 2002 an aggregate of RMB16.5 million of products or services from Intel or any of its affiliates, or products and services approved by them.

No purchase has been made by the Group under such arrangement. Upon the group reorganisation in July 2003, the Group has been released from such commitment.

26. OPERATING LEASE ARRANGEMENTS

	Nine months ended September 30, 2003	Nine months ended September 30, 2002
	RMB	RMB (unaudited)
Minimum lease payments under operating leases recognised in the income statement for the period are as follows:		
Information charges	9,070,470	4,504,669
Satellite platform usage fee	5,824,979	5,803,571
	14,895,449	10,308,240

At balance sheet date, the Group had outstanding commitments under non-cancellable operating leases for information charges, which fall due as follows:

	September 30, 2003	December 31, 2002
	RMB	RMB
Within one year	3,000,000	12,000,000

Lease for provision of information is negotiated for 1 year and rentals are fixed for 1 year.

The Group had no fixed commitment on satellite platform usage fee as the amount was payable to CCL BJ calculated at 10% of the Group's revenue generated during the period, net of business tax.

27. RETIREMENT BENEFIT PLANS

The eligible employees of the Group, who are citizens of the PRC are members of a state-managed retirement benefit scheme operated by the local government. The Group is required to contribute a certain percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

Other eligible employees participated in a defined contribution retirement benefits scheme managed by a financial institution. The Group is required to make contributions to this retirement plan calculated at 5% of the basic salaries of the employees.

The total cost charged to the income statements for the nine months ended September 30, 2003 was RMB246,587 (2002: RMB105,665), representing contributions payable to these schemes for the relevant period.

28. RELATED PARTY TRANSACTIONS

The Group has entered into a number of transactions with related parties. The balances and transactions with these related parties for the nine months ended September 30, 2003 are as follows:

(a) Transactions

The Group entered into the following transactions with related parties:

	Notes	Nine months ended September 30, 2003 RMB	Nine months ended September 30, 2002 RMB (unaudited)
Service fees receivable from (reimbursed to):	(i)		
CCL BJ		15,201,155	425,155
CCLX		(487,743)	—
		14,713,412	425,155
Costs and expenses reimbursed to CCL BJ	(ii)	7,515,972	10,064,535
Satellite platform usage fee to CCL BJ	(iii)	5,462,519	5,478,689
Transponder fee from CCL BJ	(iv)	3,180,388	932,293
Interest expenses to:	(v)		
Directors		27,967	28,278
An ordinary shareholder		771,225	854,904
		799,192	883,182

28. RELATED PARTY TRANSACTIONS *(cont'd)*

(i) The service fees were made at the agreed term of the CCL Technical Service Agreement as mentioned in note 5 (a) and CCLX Technical Service Agreement as mentioned in note 5 (b).

(ii) The costs and expenses were allocated from CCL BJ based on the proportion of revenue generated and the agreement entered by CCL BJ and the Group. Included in the costs and expenses allocated from CCL BJ for the nine months ended September 30, 2003, rental expenses under operating leases for office premises of RMB1,183,952 (2002:RMB759,794) was reimbursed by the Group.

(iii) The satellite platform usage fee, net of business tax, was charged at 10% of the Group's revenue generated during the relevant period.

(iv) The transponder fee paid to the outside supplier was shared by CCL BJ and the Group. The allocation was made by reference to the proportion of the revenue generated by the respective parties.

(v) The interests were charged at the Hong Kong dollar prime-lending rate of the Hong Kong and Shanghai Banking Corporation plus 2 percent per annum.

(vi) On September 11, 2000, the Group and a holder of the Series A CCT BVI Preference Shares, Hughes Network Systems ("HNS") entered into an agreement, pursuant to which HNS granted the Group a non-exclusive license to use the trademarks of HNS at no charge for a three-year period commencing on that date.

(vii) On September 11, 2000, the Group granted CCL a non-exclusive license for a three-year period to use the trademarks of HNS at no charge in connection with CCL's business. In addition, CCT HK granted CCL a non-exclusive license for the usage of certain domain names owned by CCT HK for 10 years at no charge.

(b) Balances

At the balance sheet date, the Group had the following balances with related parties:

		Amounts due from related parties		Amounts due to related parties	
		September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
		RMB	RMB	RMB	RMB
Current amounts					
Sequent China/ Hong Kong Ltd.	(1)	6,816,389	—	—	—
TVH	(2)	—	—	13,940,856	7,641,384
Mr. Luk Chung Po	(3)	390,000	390,000	688,528	—
Mr. Ron Chan Tze-Ngon	(6)	—	—	—	5,895,553
		7,206,389	390,000	14,629,384	13,536,937
Allowance for doubtful debts		(390,000)	(390,000)	—	—
		6,816,389	—	14,629,384	13,536,937
Non-current amounts					
CCL	(4)	91,721,232	63,111,516	—	—
CCLX	(5)	19,412,257	—	—	—
TVH	(2)	—	—	—	12,735,849
Mr. Luk Chung Po	(3)	—	—	—	656,110
		111,133,489	63,111,516	—	13,391,959

Notes:

(1) Sequent China/Hong Kong Ltd. is a subsidiary of TVH (see (2) below).

(2) TVH is an ordinary shareholder of the Company.

(3) Mr. Luk Chung Po was a director of the CCT BVI until he resigned in February 2002.

(4) CCL is a company in which a director of the Company, Mr. Yin Jian Ping, has beneficial interest.

(5) CCLX is a subsidiary of CCL.

(6) Mr. Ron Chan Tze-Ngon is a director of the Company and a shareholder of TVH.

28. RELATED PARTY TRANSACTIONS *(cont'd)*

The current amounts due from related parties are non-interest bearing, unsecured and have no specific repayment term.

The current amounts due to related parties of RMB13,278,510 bear interest at market rate, unsecured and repayable within 1 month after the listing of the shares of CCH on the Singapore Exchange Securities Trading Limited. The remaining balance bears interest at market rate, unsecured and repayable on September 15, 2004.

The non-current amounts due from related parties are non-interest bearing, unsecured and have no specific repayment term. In the opinion of the directors, the amounts would not be repaid in the next twelve months and accordingly are classified as non-current assets.

(c) Directors' and executives' remuneration

The remuneration of directors and other members of key management during the period was as follows:

	Nine months ended September 30, 2003	Nine months ended September 30, 2002
	RMB	RMB (unaudited)
Salaries	2,382,747	891,324
Contributions paid to retirement benefit schemes	9,615	1,061
	2,392,362	892,385

29. SUBSEQUENT EVENTS

(a) On February 3, 2004, the Company acquired 1,293,125 ordinary shares of US$0.01 each, representing 1.9% of the issued ordinary shares in CCT BVI, from its ordinary shareholder with cash consideration of RMB457,185.

(b) On March 29, 2004, CCH, a company incorporated in Bermuda on November 20, 2003, entered into a share swap agreement with the shareholders and holders of redeemable cumulative convertible preference shares of the Company in exchange of the entire issued and fully paid share capital and the entire redeemable cumulative convertible preference shares of the Company. After the proposed completion of the share swap agreement dated March 29, 2004, CCH will become the ultimate holding company of the Group.

This page has been intentionally left blank.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER TO THE AUDIT COMMITTEE OF CHINACAST COMMUNICATION HOLDINGS LIMITED

31 March 2004

The Audit Committee
ChinaCast Technology Limited
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Dear Sirs

PROPOSED ADOPTION OF A SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. INTRODUCTION

This letter which sets out PricewaterhouseCoopers Corporate Finance Pte Ltd's ("PwCCF") opinion in relation to the proposed adoption of a shareholders' mandate for interested person transactions, will be incorporated into the preliminary prospectus dated 31 March 2004 issued in connection with the proposed flotation of the Company's shares on the SGX-ST (the "Prospectus") which provides, *inter alia*, the details of the shareholders' mandate for interested person transactions and the recommendation of the Audit Committee thereon. Unless otherwise defined, all terms defined in the Prospectus shall have the same meaning herein.

Under Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "Listing Manual"), an issuer may seek a shareholders' mandate from shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials, but not in respect of the purchase or sale of assets, undertakings or businesses. Transactions conducted under such a shareholders' mandate are not subject to the thresholds under Chapter 9 of the Listing Manual, which requires shareholders' approval and/or an immediate announcement in respect of the transaction if the value of the transactions is equal to or exceeds certain thresholds as detailed in Chapter 9 of the Listing Manual.

The Directors anticipate that, in the ordinary course of business of the Company, transactions between the Company and its interested persons are likely to occur with some degree of frequency and may arise at any time and from time to time. Due to the time-sensitive nature of such commercial transactions, the Directors are seeking approval from shareholders for the proposed adoption of a shareholders' mandate for the Group to enter into the category of transactions described on page 107 of the Prospectus (the "Interested Person Transactions") with the class of interested person set out on page 107 of the Prospectus, in the normal course of business, provided that such transactions are made on normal commercial terms and are not prejudicial to the interests of the Company and its minority shareholders (the "Shareholders' Mandate").

The Shareholders' Mandate will be effective until the earlier of the first annual general meeting of the Company following its listing, or the first anniversary of the listing date. Thereafter, the Company will seek the approval of shareholders for a renewal of the Shareholders' Mandate at each subsequent annual general meeting.

Accordingly, PwCCF has been appointed as the independent financial adviser to provide an opinion on whether the methods or procedures set out on pages 108 to 110 of the Prospectus are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

2. TERMS OF REFERENCE

PwCCF was engaged, based on pre-agreed procedures outlined in our engagement letter dated 1 October 2003, to express a view on whether the procedures set out for the review of interested person transactions with ChinaCast Li Xiang Co Ltd ("CCLX") covered by the Shareholders' Mandate are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority shareholders.

It is not within our terms of reference to evaluate or comment on the merits and/or associated risk, whether commercial, financial or otherwise of any Interested Person Transactions entered into or about to be entered into, as well as transactions below $100,000 or prospects of the CCL Group and as such, we have not expressed an opinion thereon. Such evaluations or comments are and remain the sole responsibility of the Directors although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us) in arriving at our opinion.

In the course of our review, we have held discussions with certain Directors and management of the Company, and have examined information provided to us by the Company. We have also relied on the information contained in the Prospectus. We have not independently verified such information furnished by the Directors and the management, whether written or verbal, and accordingly, cannot and do not warrant the accuracy or completeness of such information. Nevertheless, the Directors have confirmed to us that, to the best of their knowledge and belief, the information contained herein constitutes a full and accurate disclosure, in all material respects, of all material facts on the Interested Person Transactions, and there is no other information or fact, the omission of which would cause any information contained herein to be inaccurate, incomplete or misleading in any material respect. Whilst care has been exercised in reviewing the information on which we have relied, we have not independently verified the information but nevertheless made such enquiry and judgment as was deemed necessary and have found no reason to doubt the accuracy of the information.

We were neither involved in deliberations on the scope of the Shareholders' Mandate nor were we responsible for determining the CCL Group's methods and internal review procedures under the Shareholders Mandate. Such deliberations and determination remain the responsibility of the Directors and management of the Company. Similarly we do not warrant compliance by the CCT Group with the methods and review procedures under the Shareholders' Mandate.

Our view is expressed based on the prevailing market, regulatory and economic conditions, information provided in the Prospectus and information provided to us by the Company as of the Latest Practicable Date. Hence, we do not assume any responsibility in updating, revising or reaffirming our opinion should any development occur subsequently after the Latest Practicable Date that may affect our opinion contained herein.

Our opinion is for the use and benefit of the Audit Committee in their deliberation on the proposed adoption of the Shareholders' Mandate, and the recommendations made by the Audit Committee shall remain the responsibility of the Audit Committee. Our opinion should not be relied on as a recommendation to any shareholder of the Company as to how the shareholders should vote on the Shareholders' Mandate or any matter related thereto. Each shareholder may have different investment objectives and considerations and should seek professional advice if the shareholder deems necessary.

Our opinion in relation to the Shareholders' Mandate should be considered in the context of the entirety of this letter and the Prospectus.

3. SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

The details of the Shareholders' Mandate can also be found on pages 106 and 107 of the Prospectus.

3.1 Classes of Interested Persons

The Shareholders' Mandate will apply to interested person transactions ("Transactions") carried out with ChinaCast Li Xiang Co Ltd ("CCLX") ("the Interested Person").

Transactions with the Interested Person which do not fall within the ambit of the proposed Shareholders' Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

3.2 Categories of Interested Person Transactions

The Transactions with Interested Persons, which will be covered by the Shareholders' Mandate, are the provision of the Group's services and the provision of financial support to CCLX as set out under the terms of the Technical Services Agreement between the Group, CCLX and its associates, dated 11 August 2003, and as amended by a supplemental deed to the agreement dated 29 March 2004 (the "Technical Services Agreement" or the "TSA") and a revenue and cost allocation agreement dated 29 March 2004 between the same parties ("Allocation Agreement"). We draw the attention of the shareholders to the key terms of the TSA and the Allocation Agreement as set out on pages 63 to 66 of the Prospectus. The Transactions that are covered by the Shareholder's Mandate correspond to paragraphs (a), (b), (c) and (d) under the heading "Transactions between Our Group and the CCL Group" on pages 101 and 102 of the Prospectus.

Specifically, the Transactions covered by the Shareholder's Mandate are:

(i) **Charging of service fee by CCT Shanghai to CCLX as per the terms of the TSA**

The Group provides services and products to end customers in the PRC through CCLX under the terms of the TSA. Under these terms, CCT Shanghai has agreed to assist CCLX in the implementation of CCLX's businesses relating to the provision of computer, telecommunications and information technology products and services including the provision of internet service and content. In connection with the services rendered by CCT Shanghai to CCLX, CCT Shanghai will also supply to CCLX for its use, ancillary equipment together with certain associated software and technical documentation.

CCLX is obliged to pay CCT Shanghai a monthly service fee for the services rendered by CCT Shanghai. The service fee is an amount equivalent to the total revenue earned by CCLX less any operating expenses (the "Operating Expenses") that it has reasonably incurred in the course of conducting the business for which CCT Shanghai provides the technical services (the "Agreed Business").

(ii) **Service fees paid by the Group to CCLX as per the terms of the Allocation Agreement**

Further to the TSA, CCT and CCT Shanghai on the one hand and CCLX, CCL and Li Wei on the other hand, have also entered into the Allocation Agreement with effect from 1 October 2003, pursuant to which they have agreed to allocate certain revenue and operating expenses in an agreed manner. In the event that the customers appoints CCT or CCT Shanghai directly to provide the required satellite broadband solutions, the Group will subcontract the performance of the service to CCLX and pay CCLX, subject to the CCT's or CCT Shanghai's absolute discretion, up to 10% of the revenue received from the engagement.

(iii) **Cost allocated or reimbursed as per the terms of the Allocation Agreement**

Expenses reimbursement

The CCT Group CCT or CCT Shanghai will reimburse CCLX for expenses incurred by CCLX in relation to customer service, IT support, network operation and finance that are relevant to servicing of the CCT Group and its direct customers. These are primarily staff costs and administrative expenses incurred by CCLX. The amount to be reimbursed shall be determined by CCT or CCT Shanghai in their absolute discretion.

Expenses incurred in providing the revenue

Save for expenses to be reimbursed by CCT or CCT Shanghai (as described above under "Expense reimbursement"), any other expenses incurred by CCLX (including fees paid to lease transponder bandwidth), that are relevant to servicing the direct customers of CCT Group, shall be apportioned between CCT and CCT Shanghai on the one hand and CCLX on the other, in accordance with the service revenue received by them for the financial year. CCT or CCT Shanghai shall determine conclusively at its absolute discretion, the amount to be allocated at the end of each financial year.

(iv) **Financial support**

Under the TSA, CCT Shanghai has also agreed to extend financial support to CCLX if it deems it necessary in connection with the provision of its services to CCLX. The form and amount of financial support is determined by CCT Shanghai in its absolute discretion.

Any financial support extended is repayable immediately upon demand from CCT Shanghai.

4. EVALUATION OF THE PROPOSED REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

In our evaluation and thereon recommendation of the Shareholders' Mandate, we have given due consideration to the following key factors:–

(i) the rationale for and benefits of the Shareholders' Mandate; and

(ii) the review procedures for Interested Person Transactions.

4.1 The rationale for and benefits of the Shareholders' Mandate

The rationale for and benefits of the Shareholders' Mandate can also be found on page 107 of the Prospectus.

The transactions with Interested Persons are entered into or are to be entered into by the Group in its ordinary course of business. The Interested Persons Transactions are recurring transactions which are likely to occur with some degree of frequency and arise at any time and from time to time. The Directors are of the view that it will be beneficial to the Group to transact or continue to transact with the Interested Persons.

The Group's main business is in the provision of technical services relating to computer, telecommunications and information technology products and services including the provision of internet service and content. As CCLX is licensed to provide value added satellite broadband services in the PRC, the Group will be able to benefit from its transactions with CCLX. This enables the Group to leverage on CCLX's established network in the PRC.

The Shareholders' Mandate and the renewal of the Shareholders' Mandate on an annual basis will eliminate the need to convene separate general meetings from time to time to seek shareholders' approval as and when potential interested person transactions with the Interested Persons arise, thereby reducing substantially, the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the Group.

The Shareholders' Mandate is intended to facilitate transactions in our normal course of business which are transacted from time to time with the Interested Persons, provided that they are carried out on normal commercial terms and are not prejudicial to the Company and its minority shareholders.

Disclosure will be made in the annual report of the aggregate value of Interested Person Transactions conducted pursuant to the Shareholders' Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a Shareholders' Mandate is in force.

4.2 The review procedures for Interested Person Transactions

Details on the review procedures for Interested Person Transactions can also be found on pages 108 to 110 of the Prospectus.

For all the review procedures set out in this section, the relevant interested persons, namely Mr Ying Jianping, the Executive Chairman, and Mr Li Wei, the Chief Operating Officer, shall not deliberate on or vote on any resolution to approve the Interested Person Transactions.

To ensure that the transactions with Interested Persons are undertaken on normal commercial terms and are consistent with the Group's usual business practices and policies, which are generally no more favourable to the Interested Person than those extended to unrelated third parties, the following review procedures have been implemented by the Group:

4.2.1 For Transactions set out in 3.2 (i), (ii) and (iii) of this Letter

(a) The Chief Executive Officer shall review and approve all Transactions with CCLX having total aggregate values that do not show an adverse variance with respect to the Transaction value approved by the Board, for the particular Transaction category (as set out in 3.2 (i), 3.2 (ii) and 3.2 (iii) of this letter) within which the Transaction falls, in the annual budget of CCLX. In cases where the Chief Executive Officer is one of the parties to or has an interest (whether direct or indirect) in the Transaction, it will be reviewed and approved by the Audit Committee; and

(b) In all other cases the Transaction will be approved by the Board and reviewed by the Audit Committee.

4.2.2 For financial support granted to CCLX

(a) The Chief Executive Officer shall review and approve financial support to CCLX in a particular financial year having an aggregate value of less than 25% of the latest audited net tangible assets of the Group. In cases where the Chief Executive Officer is one of the parties to or has an interest (whether direct or indirect) in the Transaction, it will be reviewed and approved by the Audit Committee;

(b) In all other cases, financial support to CCLX will be approved by the Board and the Audit Committee;

(c) In addition, the relevant approving party will review each case of extending financial support to CCLX by giving due consideration to various factors including the intended use, past history of use of financial support granted, creditworthiness of CCLX and benefits to the Group, amongst others, before approving any financial support; and

(d) The Audit Committee will review quarterly the total amount of financial support to granted to CCLX by our Group and recommend any demands for repayment to be made to CCLX after giving due consideration to various factors including past history of use of financial support by CCLX, creditworthiness of CCLX and benefits to Group amongst others.

Transactions falling within the above categories, if any, will be reviewed at least quarterly by the Audit Committee to ensure that they are carried out on normal commercial terms and in accordance with the procedures outlined above. All relevant non-quantitative factors will also be taken into account.

4.2.3 Additional Procedures

In addition to the above procedures, the Group has also implemented additional procedures to monitor and review the on-going Transactions outlined in section 3.2 of our letter.

1. The Audit Committee is to review, on a quarterly basis all Transactions between the Group and CCLX, including but not limited to the service fees paid to and from CCLX, cost allocated to the Group, and financial support provided to CCLX to ensure that all such Transactions are executed as per the terms and conditions of the TSA and the Allocation Agreement and are not prejudicial to the interest of the Company and its minority shareholders.

2. In addition, the Audit Committee will also review CCLX's budget ("Budget") and the findings of any audit review on CCLX conducted by the Group. Such reviews will be conducted on a quarterly basis.

3. If in the opinion of the Audit Committee, the terms and conditions of the TSA are no longer relevant or are not sufficient to ensure that all Transactions to be carried out are not prejudicial to the interest of the Company and its minority shareholders, the Company will negotiate for a variation in the terms and conditions of the TSA and the Allocation Agreement, and if necessary, seek a fresh shareholder's mandate for any new interested person transactions.

4.2.4 Procedures for identification of interested persons and recording of interested person transactions

The Group has also implemented the following procedures for the identification of interested persons and the recording of all interested person transactions:–

(i) the Chief Financial Officer will maintain a list of the Group's directors, controlling shareholders and their respective associates as defined in the Listing Manual (which is to be updated immediately by the relevant director or controlling shareholder if there are any changes), and disclose the list to the relevant personnel to enable identification of interested persons. The master list of interested persons which is maintained shall be reviewed at least annually;

(ii) the Chief Financial Officer will also obtain signed letters of confirmation from key management personnel, substantial shareholders, the directors of the Group and their respective associates as defined in the Listing Manual on an annual basis as to their interests in any transaction with the Group;

(iii) the Chief Financial Officer will compile and review all interested person transactions prior to submission to the Audit Committee. Subsidiaries would be required to inform the Chief Financial Officer of any significant upcoming transactions with interested persons to facilitate timely announcements and/or the obtaining of shareholders' approval, where necessary;

(iv) the Vice President of Finance is required to prepare information relating to the transactions which constitute interested person transactions, which must then be submitted to the Chief Financial Officer for review prior to submission to the Audit Committee. Such information comprises of:–

    (a) forecast value of the transactions; and

    (b) analysis of cost, benefit and risks involved in the transactions;

(v) the review of interested person transactions is to be conducted by the Chief Financial Officer together with the Chief Executive Officer, and shall comprise of the comparison of the interested person transactions arrangement with industry practice and other customers. If the interested person is related to the Chief Executive Officer, then the review shall be conducted with one other Director of the Board independent of the said interested person transactions;

(vi) the rationale for and analysis of interested person transactions shall be documented and filed in a register of interested person transactions (the "Interested Person Transactions Register");

(vii) the Audit Committee would be responsible for reviewing the Group's interested person transactions on a quarterly basis and the outcome of such review shall be documented and filed in the Interested Person Transactions Register; and

(viii) the Board would also be responsible for obtaining of shareholders' approval for recurring interested person transactions which are carried out in the normal course of business as required.

4.2.5 Additional compliance

In addition, the Audit Committee will include the review of interested person transactions as part of its standard procedures while examining the adequacy of its internal controls. The Board of Directors will also ensure that all disclosure, approval and other requirements on interested person transactions, including those required by prevailing legislation, the Listing Manual and accounting standards, are complied with.

In the event that the Chief Executive Officer, a member of the Board or a member of the Audit Committee (where applicable) is interested in any interested person transaction, he will abstain from reviewing that particular transaction. The Board of Directors will also ensure that all disclosure requirements on interested person transactions, including those required by prevailing legislation, the Listing Manual and accounting standards, are complied with. The annual internal audit plan shall incorporate a review of all interested person transactions entered into pursuant to the Shareholders' Mandate.

The Audit Committee and the Board shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor interested person transactions have been complied with. In addition, the Audit Committee shall also review from time to time such guidelines and procedures to determine if they are adequate and/or commercially practicable in ensuring that transactions between the Group and the Interested Persons are conducted on normal commercial terms.

Pursuant to Rule 920(1)(b)(iv) and (vii) of the Listing Manual, if during its periodic reviews, the Audit Committee believes that the guidelines and procedures as stated above are inappropriate or not sufficient to ensure that interested person transactions will be carried out on normal commercial terms which will not be prejudicial to the interests of the Company and its minority shareholders, the Company will revert to the shareholders for a fresh mandate based on new guidelines and procedures.

The Audit Committee and Board shall have overall responsibility for the determination of the review procedures with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Audit Committee or the Board has an interest in the transaction to be reviewed by the Audit Committee or the Board as the case may be, he will abstain from any decision making by the Audit Committee or the Board in respect of that transaction.

The Audit Committee will also review all interested person transactions to ensure that the then prevailing rules and regulations of the SGX-ST (in particular, Chapter 9 of the Listing Manual) are complied with. The Company will also endeavour to comply with the principles of and best practices set out in the "Best Practices Guide" of the Listing Manual.

4.3 Additional Considerations

In addition to the above procedures, the following factors in the TSA and the Allocation Agreement and as set out on pages 63 to 66 in the Prospectus are relevant while considering the above procedures.

(i) As per the TSA, CCLX and its shareholders, being CCL and Li Wei, an Executive Director of the Group, have also undertaken that:–

(a) the accounts of CCLX shall be prepared in accordance with International Accounting Standards or in accordance with such other accounting standards, principles and practices generally accepted at CCT Shanghai's (which is a subsidiary of the Company) absolute discretion ("Agreed Accounting Standard");

(b) all revenue earned in the course of Agreed Business shall be accurately and timely reflected in the accounts of CCLX; and

(c) in the course of the Agreed Business, CCLX will only incur Operating Expenses which are reasonable.

(ii) As per the TSA, CCLX shall prepare an annual Budget in relation to its business which shall include its projected revenue, Operating Expenses, pricing policies and payment terms. CCLX shall submit the Budget to CCT Shanghai for its approval and CCT Shanghai shall review the Budget on a quarterly basis. Any changes or deviation to the Budget will also require the approval of CCT Shanghai.

In addition, CCLX has also undertaken to CCT Shanghai that it shall use its best endeavours to operate the Agreed Business within the Budget. CCT Shanghai will not be responsible for any Operating Expenses that exceeds the budgeted amount, unless it consents in its absolute discretion to bear such Operating Expenses.

(iii) As per the TSA, CCT Shanghai has the right to inspect and audit CCLX accounts.

(a) CCT Shanghai has the right, at its request and expense, to inspect and/or procure the Company's Auditor to inspect any records kept by CCLX in relation to the Operating Expenses and service fees. The Auditor shall after such inspection, at the request of CCT Shanghai, issue a certificate certifying that the amount of Operating Costs which are reasonable and have been incurred on an arm's length basis.

(b) CCT Shanghai shall have the right, at its cost and expense, to have the accounts of CCLX audited by the Company's Auditor for each accounting year in accordance with the Agreed Accounting Standard. A certificate issued by the CCT Auditors of the amount of service fees payable and the Operating Expenses it is responsible for is final and conclusive under the terms of the TSA.

(c) As per the Allocation Agreement the service fee to be paid to CCLX and the costs to be allocated or reimbursed to CCLX are decided by CCT Shanghai at its absolute discretion, subject to a maximum of 10% of revenue received to be paid as service fee to CCLX.

5. CONCLUSION

In arriving at our opinion as to whether the methods and procedures for determining transaction prices under the proposed Shareholders' Mandate are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders, we have considered the rationale for and benefits of the Shareholders' Mandate, the review procedures adopted for the interested person transactions and the role of the Audit Committee.

Having regard to the foregoing, we are of the opinion that the methods and procedures for determining transaction prices under the Shareholders' Mandate, as set out on pages 108 to 110 of the Prospectus, if adhered to, are sufficient to ensure that such transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

We have prepared this letter for the use of the Audit Committee of the Company in connection with and for the purposes of their consideration of the Shareholders' Mandate and for incorporation in the Prospectus. This letter (or any part thereof) may not be reproduced, disseminated or quoted for any other purpose at any time and in any manner except with PwCCF's prior written consent. The opinion is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.

Yours truly
For and on behalf of
PricewaterhouseCoopers Corporate Finance Pte Ltd

Kan Yut Keong
Managing Director

This page has been intentionally left blank.

TERMS AND CONDITIONS AND PROCEDURES FOR APPLICATION

You are invited to apply and subscribe for the 110,500,000 New Shares at the Issue Price for each New Share subject to the following terms and conditions:–

1. **YOUR APPLICATION MUST BE MADE IN LOTS OF 1,000 NEW SHARES AND HIGHER INTEGRAL MULTIPLES THEREOF. YOUR APPLICATION FOR ANY OTHER NUMBER OF NEW SHARES WILL BE REJECTED.**

2. Your application for Offer Shares may be made by way of printed Offer Shares Application Forms or by way of Electronic Applications through ATMs of the Participating Banks ("ATM Electronic Applications") or through the Internet Banking ("IB") websites of the relevant Participating Banks ("IB Applications").

   Your application for Internet Placement Shares ("Internet Placement Application") may only be made by way of an application through the IPO website at "www.ePublicOffer.com" if you have a valid membership account with the IPO Website Operator. IB Applications and Internet Placement Applications (collectively, the "Internet Electronic Applications"), together with ATM Electronic Applications, shall be referred to as "Electronic Applications".

   Your application for the Placement Shares (other than the Internet Placement Shares and Reserved Shares) may only be made by way of Placement Shares Application Forms. Your application for the Reserved Shares may only be made by way of Reserved Shares Application Forms. **YOU MAY NOT USE CPF FUNDS TO APPLY FOR THE NEW SHARES.**

3. **You (being other than an approved nominee company) are allowed to submit ONLY one application in your own name for:–**

   (a) the Offer Shares by any one of the following:–

   (i) Offer Shares Application Form;

   (ii) ATM Electronic Application; or

   (iii) IB Application, and

   (b) the Placement Shares (other than Reserved Shares) by any one of the following:–

   (i) Placement Shares Application Form; or

   (ii) Internet Placement Application.

   If more than one application is submitted for either the Offer Shares or Placement Shares (other than Reserved Shares), such separate applications shall be deemed to be multiple applications and shall be rejected.

   If you have made an application for Placement Shares (other than Reserved Shares), you should not make any application for Offer Shares and vice versa. Such separate applications shall be deemed to be multiple applications and shall be rejected.

   JOINT OR MULTIPLE APPLICATIONS SHALL BE REJECTED. If you submit or procure submissions of multiple share applications for Offer Shares, Placement Shares or both Offer Shares and Placement Shares, you may be deemed to have committed an offence under the Penal Code, Chapter 224 of Singapore and the Securities and Futures Act, Chapter 289 of Singapore, and your applications may be referred to the relevant authorities for investigation. Multiple applications or those appearing to be or suspected of being multiple applications will be liable to be rejected at our discretion.

If you have made an application for the Reserved Shares, you may submit ONE separate application for the Offer Shares in your own name, either by way of an Offer Shares Application Form or by way of an Electronic Application; OR submit ONE separate application for the Placement Shares in your own name by way of an Placement Shares Application Form or Internet Placement Application, provided you adhere to the terms and conditions of this Prospectus. Such separate application will not be treated as multiple applications.

4. We will not accept applications from any person under the age of 21 years, undischarged bankrupts, sole-proprietorships, partnerships, chops or non-corporate bodies, joint Securities Account holders of CDP and from applicants whose addresses (furnished in their Application Forms or, in the case of Electronic Applications, contained in the records of the relevant Participating Banks or the IPO Website Operator, as the case may be) bear post office box numbers.

   In addition, applicants who wish to subscribe for the Internet Placement Shares through the IPO website (a) must not be corporations, sole proprietorships, partnerships or any other business entities; (b) must be over the age of 21 years; (c) must not be undischarged bankrupts; (d) must apply for the Placement Shares in Singapore; (e) must have a mailing address in Singapore; and (f) must be customers who maintain valid membership accounts with the IPO Website Operator.

5. We will not recognise the existence of a trust. Any application by a trustee or trustees must be made in his/their own name(s) and without qualification or, where the application is made by way of an Application Form, in the name(s) of an approved nominee company or approved nominee companies after complying with paragraph 6 below.

6. **WE WILL NOT ACCEPT APPLICATIONS FROM NOMINEES EXCEPT THOSE MADE BY APPROVED NOMINEE COMPANIES ONLY.** Approved nominee companies are defined as banks, merchant banks, finance companies, insurance companies, licensed securities dealers in Singapore and nominee companies controlled by them. Applications made by persons acting as nominees other than approved nominee companies shall be rejected.

7. **IF YOU ARE NOT AN APPROVED NOMINEE COMPANY, YOU MUST MAINTAIN A SECURITIES ACCOUNT WITH CDP IN YOUR OWN NAME AT THE TIME OF YOUR APPLICATION.** If you do not have an existing Securities Account with CDP in your own name at the time of your application, your application will be rejected (if you apply by way of an Application form), or you will not be able to complete your Electronic Application (if you apply by way of an Electronic Application). If you have an existing Securities Account but fail to provide your Securities Account number or provide an incorrect Securities Account number in Section B of the Application Form or in your Electronic Application, as the case may be, your application is liable to be rejected. Subject to paragraph 8 below, your application shall be rejected if your particulars, such as name, NRIC/passport number, nationality and permanent residence status provided in your Application Form or in the records of the relevant Participating Bank or the IPO Website Operator at the time of your Electronic Application, as the case may be, differ from those particulars in your Securities Account as maintained with CDP. If you possess more than one individual direct Securities Account with CDP, your application shall be rejected.

8. **If your address as stated in the Application Form or, in the case of an Electronic Application, contained in the records of the relevant Participating Bank or the IPO Website Operator, as the case may be, is different from the address registered with CDP, you must inform CDP of your updated address promptly, failing which the notification letter on successful allotment will be sent to your address last registered with CDP.**

9. **We reserve the right to reject any application which does not conform strictly to the instructions set out in the Application Forms or the instruction for Electronic Applications and in this Prospectus or with the terms and conditions of this Prospectus, which is illegible, incomplete, incorrectly completed or which is accompanied by an improperly drawn up or improper form of remittance. Our Company further reserves the right to treat as valid any applications not completed or submitted or effected in all respects in accordance with the instructions set out in the Application Forms or the instructions for Electronic Applications or the terms and conditions of this Prospectus, and also to present for payment or other processes all remittances at any time after receipt and to have full access to all information relating to, or deriving from, such remittances or the processing thereof.**

10. We reserve the right to reject or to accept, in whole or in part, or to scale down or to ballot any application, without assigning any reason therefore, and we will not entertain any enquiry and/or correspondence on our decision. This right applies to applications made by way of Application Forms and by way of Electronic Applications. In deciding the basis of allotment, we will give due consideration to the desirability of allotting the New Shares to a reasonable number of applicants with a view to establishing an adequate market for the Shares.

11. Share certificates will be registered in the name of CDP and will be forwarded only to CDP. It is expected that CDP will send to you, at your own risk, within fifteen (15) Market Days after the close of the Application List, a statement of account stating that your Securities Account has been credited with the number of New Shares allotted to you. This will be the only acknowledgement of application monies received and is not an acknowledgement by us. You irrevocably authorise CDP to complete and sign on your behalf as transferee or renounce any instrument of transfer and/or other documents required for the issue or transfer of the New Shares allotted to you. This authorisation applies to applications made by way of Application Forms and by way of Electronic Applications.

12. In the event of an under-subscription for Reserved Shares as at the close of the Application List, we will make available that number of Reserved Shares under-subscribed to satisfy applications for Placement Shares to the extent that there is an over-subscription for Placement Shares as at the close of the Application List.

    In the event of an under-subscription for the Offer Shares as at the close of the Application List, we will make available that number of Offer Shares not subscribed for to satisfy excess applications for Placement Shares to the extent that there is an over-subscription for Placement Shares as at the close of the Application List.

    In the event of an under-subscription for the Placement Shares as at the close of the Application List, we will make available that number of Placement Shares not subscribed for to satisfy excess applications for Offer Shares to the extent that there is an over-subscription for Offer Shares as at the close of the Application List.

    In the event of an under-subscription for the Internet Placement Shares to be applied for through the IPO website as at the close of the Application List, we will make available that number of Internet Placement Shares not subscribed for to satisfy excess applications for Placement Shares by way of Placement Shares Application Forms to the extent that there is an over-subscription for such Placement Shares as at the close of the Application List or to satisfy excess applications for the Offer Shares, to the extent that there is an over-subscription for the Offer Shares as at the close of the Application List.

    In the event of an over-subscription for Offer Shares and/or Placement Shares (including the Internet Placement Shares) as at the close of the Application List, the successful applications for Offer Shares will be determined by ballot or otherwise as determined by our Directors and approved by the SGX-ST.

In all of the above instances, the basis of allotment of the New Shares as may be decided upon by our Company in ensuring a reasonable spread of shareholders of our Company, shall be made public, as soon as is practicable, via an announcement through the SGX-ST and through a paid advertisement in a local newspaper.

13. You irrevocably authorise CDP to disclose the outcome of your application, including the number of New Shares allotted to you pursuant to your application, to our Company, the Manager, the Underwriter and Placement Agent and any other parties so authorised as the foregoing persons.

14. Any reference to the "you" in this section shall include an individual, a corporation, an approved nominee and trustee applying for the Offer Shares by way of an Offer Share Application Form, an ATM Electronic Application or an IB Application; an individual, a corporation, an approved nominee and trustee applying for the Placement Shares through the Placement Agent by way of a Placement Shares Application Form or the Internet Placement Shares by way of an Internet Placement Application through the IPO website.

15. By completing and delivering an Application Form or by making and completing an Electronic Application by (in the case of an ATM Electronic Application) pressing the "Enter" or "OK" or "Confirm" or "Yes" key on the ATM (as the case may be) or by (in the case of an Internet Electronic Application) clicking "Submit" or "Continue" or "Yes" or "Confirm" on the IB website screen or the IPO website screen (as the case may be) in accordance with the provisions of this Prospectus, you:–

    (a) irrevocably offer to subscribe for the number of New Shares specified in your application (or such smaller number for which the application is accepted) at the Issue Price and agree that you will accept such New Shares as may be allotted to you, in each case on the terms of this Prospectus and on the terms of the conditions set out in, this Prospectus and the Memorandum and Bye-Laws of our Company;

    (b) agree that in the event of any inconsistency between the terms and conditions for application set out in this Prospectus and those set out in the IPO website, or the IB websites or ATMs of the Participating Banks, the terms and conditions set out in this Prospectus shall prevail;

    (c) agree that the aggregate Issue Price for the New Shares applied for is due and payable to our Company forthwith;

    (d) warrant the truth and accuracy of the information contained, and representations and declarations made, provided in your application, and acknowledge and agree that such information, representations and declarations will be relied on by our Company in determining whether to accept your application and/or whether to allot any New Shares to you; and

    (e) agree and warrant that if the laws of any jurisdictions outside Singapore are applicable to your application, you have complied with all such laws and none of our Company, the Manager, the Underwriter and Placement Agent will infringe any such laws as a result of the acceptance of your application.

16. Our acceptance of applications will be conditional upon, *inter alia*, we being satisfied that:–

    (a) permission has been granted by the SGX-ST to deal in and for quotation for all our existing Shares and the New Shares on a "when issued" basis on the SGX-ST;

    (b) the Management and Underwriting Agreement and the Placement Agreement referred to on pages 111 to 112 of this Prospectus have become unconditional and have not been terminated or cancelled prior to such date as our Company may determine; and

    (c) the Authority has not served a stop order which directs that no further shares to which this Prospectus relates be allotted.

17. We will not hold any applications in reserve.

18. We will not allot Shares on the basis of this Prospectus later than six months after the date of this Prospectus.

19. Additional terms and conditions for applications by way of Application Forms are set out on pages K-5 to K-8 of Appendix K of this Prospectus.

20. Additional terms and conditions for applications by way of Electronic Applications are set out on pages K-8 to K-16 of Appendix K of this Prospectus.

ADDITIONAL TERMS AND CONDITIONS FOR APPLICATIONS USING PRINTED APPLICATION FORMS

You shall make an application by way of Application Forms made on and subject to the terms and conditions of this Prospectus including but not limited to the terms and conditions appearing below as well as those set out under the section on **"TERMS AND CONDITIONS AND PROCEDURES FOR APPLICATION"** on pages **K-1** to **K-5** of Appendix K of this Prospectus, as well as the Memorandum and Bye-laws of our Company.

1. Your application must be made using the **WHITE** Application Forms for Offer Shares and the **BLUE** Application Forms for Placement Shares (other than Reserved Shares) accompanying and forming part of this Prospectus. Your application for Reserved Shares must be made using the **PINK** Reserved Shares Application Forms accompanying and forming part of this Prospectus. We draw your attention to the detailed instructions contained in the respective Application Forms and this Prospectus for the completion of the Application Forms which must be carefully followed. **We reserve the right to reject applications which do not conform strictly to the instructions set out in the Application Forms and this Prospectus or to the terms and conditions of this Prospectus or which are illegible, incomplete, incorrectly completed or which are accompanied by improperly drawn remittances or improper form of remittances.**

2. Your Application Forms must be completed in English. Please type or write clearly in ink using **BLOCK LETTERS.**

3. All spaces in the Application Forms except those under the heading "FOR OFFICIAL USE ONLY" must be completed and the words "NOT APPLICABLE" or "N.A." should be written in any space that is not applicable.

4. Individuals, corporations, approved nominee companies and trustees must give their names in full. You must make your application, in the case of individuals, in your full names appearing in your identity cards (if applicants have such identification documents) or in your passports and, in the case of corporations, in your full names as registered with a competent authority. If you are a non-individual completing the Application Form under the hand of an official, you must state the name and capacity in which that official signs. If you are a corporation completing the Application Form, you are required to affix your Common Seal (if any) in accordance with your Memorandum and Bye-laws or equivalent constitutive documents. If you are a corporate applicant and your application is successful, a copy of your Memorandum and Bye-laws or equivalent constitutive documents must be lodged with the Share Registrar and Share Transfer office. We reserve the right to require you to produce documentary proof of identification for verification purposes.

5. (a) You must complete Sections A and B and sign page 1 of the Application Form.

   (b) You are required to delete either paragraph 7(a) or 7(b) on page 1 of the Application Form. Where paragraph 7(a) is deleted, you must also complete Section C of the Application Form with particulars of the beneficial owner(s).

   (c) If you fail to make the required declaration in paragraph 7(a) or 7(b), as the case may be, on page 1 of the Application Form, your application is liable to be rejected.

6. You (whether you are an individual and corporate applicant, whether incorporated or unincorporated and wherever incorporated or constituted), will be required to declare whether you are a citizen or permanent resident of Singapore or a corporation in which citizens or permanent residents of Singapore or any body corporate constituted under any statute of Singapore have an interest in the aggregate of more than 50 per cent. of the issued share capital of or interests in such corporations. If you are an approved nominee company, you are required to declare whether the beneficial owner of the New Shares is a citizen or permanent resident of Singapore or a corporation, whether incorporated or unincorporated and wherever incorporated or constituted, in which citizens or permanent residents of Singapore or any body corporate whether incorporated or unincorporated and wherever incorporated or constituted under any statute of Singapore have an interest in the aggregate of more than 50 per cent. of the issued share capital of or interests in such corporation.

7. Your application must be accompanied by a remittance in Singapore currency for the full amount payable, in respect of the number of New Shares applied for, in the form of a BANKER'S DRAFT or CASHIER'S ORDER drawn on a bank in Singapore, made out in favour of **"CHINACAST SHARE ISSUE ACCOUNT"** crossed "A/C PAYEE ONLY"', with your name and address written clearly on the reverse side. **We will not accept applications accompanied by ANY OTHER FORM OF PAYMENT.** We will reject remittances bearing "NOT TRANSFERABLE" or "NON TRANSFERABLE" crossings. **No acknowledgement or receipt will be issued by us or the Manager for applications and application monies received.**

8. Unsuccessful applications are expected to be returned (without interest or any share of revenue or other benefit arising therefrom) to you by ordinary post within 24 hours of the balloting after the close of the Application List at your own risk. Where your application is accepted in part only, the balance of the application monies will be refunded (without interest or any share of revenue or other benefit arising therefrom) to you by ordinary post at your own risk in the shortest possible time.

9. Capitalised terms used in the Application Forms and defined in this Prospectus shall bear the meanings assigned to them in this Prospectus.

10. By completing and delivering the Application Form in accordance with the provisions of this Prospectus, you agree that:–

    (a) in consideration of us having distributed the Application Form to you and agreeing to close the Application List at **12.00 noon on 12 May 2004 or such other time or date as we may, in consultation with the Manager, decide** and by completing and delivering the Application Form, you agree that:–

        (i) your application is irrevocable; and

        (ii) your remittance will be honoured on first presentation and that any monies returnable may be held pending clearance of your payment without interest or any share of revenue or other benefit arising therefrom;

    (b) all applications, acceptances and contracts resulting therefrom under the Invitation shall be governed by and construed in accordance with the laws of Singapore and that you irrevocably submit to the non-exclusive jurisdiction of the Singapore courts;

    (c) in respect of the New Shares for which your application has been received and not rejected, acceptance of your application shall be constituted by written notification and not otherwise, notwithstanding any remittance being presented for payment by or on our behalf;

    (d) you will not be entitled to exercise any remedy of rescission for misrepresentation at any time after acceptance of your application; and

    (e) in making your application, reliance is placed solely on the information contained in this Prospectus and none of our Company, the Manager, the Underwriter and Placement Agent or any other person involved in the Invitation shall have any liability for any information not so contained.

1. Your applications for Offer Shares **MUST** be made using the **WHITE** Offer Shares Application Forms and **WHITE** official envelopes "A" and "B". **ONLY ONE APPLICATION** should be enclosed in each envelope.

2. You must:-

   (a) enclose the **WHITE** Offer Shares Application Form, duly completed and signed, together with your remittance in the **WHITE** envelope "A" provided;

   (b) in the appropriate spaces on **WHITE** envelope "A":-

      (i) write your name and address;

      (ii) state the number of Offer Shares applied for; and

      (iii) affix adequate Singapore postage;

   (c) seal **WHITE** envelope "A"; and

   (d) write, in the appropriate box provided on the larger **WHITE** envelope "B" addressed to **LIM ASSOCIATES (PTE) LTD, 10 COLLYER QUAY, #19-08 OCEAN BUILDING SINGAPORE 049315,** the number of Offer Shares you have applied for; and insert **WHITE** envelope "A" into **WHITE** envelope "B", seal **WHITE** envelope "B" and thereafter **DESPATCH BY ORDINARY POST OR DELIVER BY HAND** at your own risk to **LIM ASSOCIATES (PTE) LTD, 10 COLLYER QUAY, #19-08 OCEAN BUILDING SINGAPORE 049315**, so as to arrive by **12.00 noon on 12 May 2004 or such other time as we may, in consultation with the Manager, decide. Local Urgent Mail or Registered Post must NOT be used.** No acknowledgement of receipt will be issued for any application or remittance received.

3. Applications that are illegible, incomplete or incorrectly completed or accompanied by improperly drawn remittances are liable to be rejected.

Applications for Placement Shares (other than Reserved Shares)

1. Your application for Placement Shares (other than Reserved Shares) MUST be made using the **BLUE** Placement Shares Application Forms. **ONLY ONE APPLICATION** should be enclosed in each envelope.

2. The completed and signed **BLUE** Placement Shares Application Form and your remittance, in accordance with the terms and conditions of this Prospectus, for the full amount payable in respect of the number of Placement Shares (other than Reserved Shares) applied for, with your name and address written clearly on the reverse side, must be enclosed and sealed in an envelope to be provided by you. You must affix adequate Singapore postage on the envelope (if despatching by ordinary post) and thereafter the sealed envelope must be **DESPATCHED BY ORDINARY POST OR DELIVERED BY HAND** at your own risk to **LIM ASSOCIATES (PTE) LTD, 10 COLLYER QUAY, #19-08 OCEAN BUILDING SINGAPORE 049315**, to arrive by **12.00 noon on 12 May 2004 or such other time as we may, in consultation with the Manager, decide. Local Urgent Mail or Registered Post must NOT be used.** No acknowledgement of receipt will be issued for any application or remittance received.

3. Alternatively, you may remit your application monies by electronic transfer to the account of The Bank of East Asia, Limited, account number 90085292, in favour of **"CHINACAST SHARE ISSUE ACCOUNT"** for the number of Placement Shares applied for **by 12.00 noon on 12 May 2004 or such other time as we may, in consultation with the Manager, decide.** If you remit your application monies via electronic transfer, you should fax and send a copy of the remittance advice to SBI E2-Capital Pte Ltd at fax number 6227 3936 to arrive by **12.00 noon on 12 May 2004 or such other time as we may, in consultation with the Manager, decide.**

Applications for Reserved Shares

1. Your application for Reserved Shares **MUST** be made using the **PINK** Reserved Shares Application Forms.

2. The completed **PINK** Reserved Shares Application Form and your remittance, in accordance with the terms and conditions of this Prospectus, for the full amount payable in respect of the number of Reserved Shares applied for, with your name and address written clearly on the reverse side, must be enclosed and sealed in an envelope to be provided by you. You must affix adequate Singapore postage on the envelope (if despatching by ordinary post) and thereafter the sealed envelope must be **DESPATCHED BY ORDINARY POST OR DELIVERED BY HAND** at your own risk to **LIM ASSOCIATES (PTE) LTD, 10 COLLYER QUAY, #19-08 OCEAN BUILDING SINGAPORE 049315**, to arrive by **12.00 noon on 12 May 2004 or such other time as we may, in consultation with the Manager, decide. Local Urgent Mail or Registered Post must NOT be used.** No acknowledgement of receipt will be issued for any application or remittance received.

3. **ONLY ONE APPLICATION** should be enclosed in each envelope.

ADDITIONAL TERMS AND CONDITIONS FOR ELECTRONIC APPLICATIONS

The procedures for Electronic Applications at ATMs are set out on the ATM screens (in the case of ATM Electronic Applications), the IB website screens (in the case of IB Applications) of the relevant Participating Banks and the IPO website (in the case of Internet Placement Applications).

Currently, DBS and the UOB group are the only Participating Banks through which an IB Application can be made on the respective IB websites of DBS and the UOB group.

Internet Placement Applications may be made through the IPO website.

For illustration purposes, the procedures for Electronic Applications through ATMs, the IB website of DBS and the IPO website are set out respectively in the "Steps for ATM Electronic Applications for Offer Shares through ATMs of DBS Bank", "Steps for IB Applications through the IB website of DBS Bank" and the "Steps for Internet Placement Application for Placement Shares through the IPO website" (the "Steps") appearing on pages K-13 to K-16 of this Prospectus.

The Steps set out the actions that you must take at an ATM, the IB website of DBS or the IPO website to complete an Electronic Application. Please read carefully the terms of this Prospectus, the Steps and the terms and conditions for Electronic Applications set out below before making an Electronic Application.

Any reference to "you" in the additional terms and conditions for Electronic Applications and the Steps shall refer to you making an application for:–

(a) Offer Shares through an ATM or the IB website of a relevant Participating Bank; and

(b) Internet Placement Shares through the IPO website.

To make an ATM Electronic Application:–

(a) You must have an existing bank account with and be an ATM cardholder of one of the Participating Banks before you can make an ATM Electronic Application at the ATMs. An ATM card issued by one Participating Bank cannot be used to apply for Offer Shares at an ATM belonging to other Participating Banks. Upon the completion of your ATM Electronic Application transaction, you will receive an ATM transaction slip ("Transaction Record"), confirming the details of your ATM Electronic Application. The Transaction Record is for your retention and should not be submitted with any Application Form.

issued to you in your own name. If you operate a joint bank account with any of the Participating Banks, you must ensure that you enter your own Securities Account number when using the ATM card issued to you in your own name. Using your own Securities Account number with an ATM card which is not issued to you in your own name will render your ATM Electronic Application liable to be rejected.

To make an IB Application, you must have an existing bank account with and an IB User Identification ("User ID") and a Personal Identification Number/Password given by the relevant Participating Bank. Upon completion of your IB Application, there will be an on-screen confirmation ("Confirmation Screen") of the application which you can print out for your record. This printed record of the Confirmation Screen is for your retention and should not be submitted with any Application Form.

To make an Internet Placement Application, you must be registered as a user of the IPO website and have a User Name ("User Name") and a Password given by the IPO website. Upon completion of your Internet Placement Application, there will be an on-screen confirmation ("Provisional Allocation Screen") of the application which you can print out for your record. This printed record of the Confirmation Screen is for your retention and is to accompany your payment for the Internet Placement Shares, and should not be submitted with any Application Form. An electronic mail (email) containing the information in the Provisional Allocation Screen will also be sent to your email account registered with the IPO website.

Further, you must ensure, when making an IB Application or Internet Placement Application that:–

(a) you are currently in Singapore at the time of making of such application;

(b) your mailing address for IB with the relevant Participating Bank and the IPO website is in Singapore;

(c) you are not a US person[(1)] (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended from time to time),

and you will be asked to declare the above accordingly. Otherwise, your application is liable to be rejected.

Note:–

(1) For details, please refer to definition of "US person" on the IB websites or the IPO website.

Your Electronic Application shall be made on the terms and subject to the conditions of this Prospectus including but not limited to the terms and conditions appearing below and those set out under the section on "TERMS AND CONDITIONS AND PROCEDURES FOR APPLICATION" on pages K-1 to K-5 of this Prospectus as well as the Memorandum and Bye-laws of our Company.

1. In connection with your Electronic Application for New Shares, you may be required to confirm statements to the following effect in the course of activating the Electronic Application:–

   (a) that you have received a copy of this Prospectus and has read, understood and agreed to all the terms and conditions of application for New Shares and this Prospectus prior to effecting the Electronic Application and agrees to be bound by the same;

   (b) that you consent to the disclosure of your name, NRIC/passport number, address, nationality, permanent resident status, CDP Securities Account number, and share application amount (the "Relevant Particulars") from your account with that Participating Bank to the Share Registrar, CDP, SCCS, our Company and the Manager (the "Relevant Parties"); and

   (c) that this is your only application and it is made in your own name and at your own risk.

Your application will not be successfully completed and cannot be recorded as a completed transaction in the ATM unless you press the "Enter" or "OK" or "Confirm" or "Yes" key. By doing so, you shall be treated as signifying your confirmation of each of the above three statements. In respect of statement 1(b) above, your confirmation, by pressing the "Enter" or "OK" or "Confirm" or "Yes" key, shall signify and shall be treated as your written permission, given in accordance with the relevant laws of Singapore including Section 47(2) of the Banking Act (Chapter 19) of Singapore to the disclosure by that Participating Bank of your Relevant Particulars to the Relevant Parties.

2. **BY MAKING AN ELECTRONIC APPLICATION, YOU CONFIRM THAT YOU ARE NOT APPLYING FOR NEW SHARES AS NOMINEE OF ANY OTHER PERSON AND THAT ANY ELECTRONIC APPLICATION THAT YOU MAKE IS THE ONLY APPLICATION MADE BY YOU AS BENEFICIAL OWNER.**

   YOU SHOULD MAKE ONLY ONE ELECTRONIC APPLICATION FOR NEW SHARES AND SHOULD NOT MAKE ANY OTHER APPLICATION FOR OFFER SHARES OR PLACEMENT SHARES, WHETHER AT THE ATM OR THE IB WEBSITES OF ANY PARTICIPATING BANK OR ON THE APPLICATION FORMS OR THROUGH THE IPO WEBSITE. IF YOU HAVE MADE AN APPLICATION FOR NEW SHARES ON AN APPLICATION FORM, YOU SHALL NOT MAKE AN ELECTRONIC APPLICATION FOR NEW SHARES AND *VICE VERSA*.

3. For an ATM Electronic Application or IB Application, you must have sufficient funds in your bank account with your Participating Bank at the time you make your ATM Electronic Application or IB Application, failing which your ATM Electronic Application or IB Application will not be completed. **Any ATM Electronic Application or IB Application which does not conform strictly to the instructions set out on the screens of the ATM or IB website through which your ATM Electronic Application or IB Application is being made shall be rejected.**

   An applicant who makes an application for New Shares through the IPO website will be advised through the IPO website on the amount payable and the method(s) of payment.

4. You irrevocably agree and undertake to subscribe for and to accept the number of New Shares applied for as stated on the Transaction Record or Confirmation Screen. You also irrevocably agree and undertake to subscribe for and to accept any lesser number of New Shares that may be allotted to you in respect of your Electronic Application. In the event that our Company decides to allot any lesser number of such New Shares or not to allot any New Shares to you, you agree to accept such decision as final.

   If your Electronic Application is successful, your confirmation (by your action of pressing the "Enter" or "OK" or "Confirm" or "Yes" key on the ATM, clicking "Confirm" or "OK" on the IB website screen or "Confirm" on the IPO website screen) of the number of New Shares applied for shall signify and shall be treated as your acceptance of the number of New Shares that may be allotted to you and your agreement to be bound by the Memorandum and Bye-laws of our Company.

5. **Our Company will not keep any applications in reserve.** Where your Electronic Application is unsuccessful, the full amount of the application monies will be refunded (without interest or any share of revenue or other benefit arising therefrom) to you by being automatically credited to your account with your Participating Bank within twenty-four hours after the close of the Application List. **Trading on a "WHEN ISSUED" basis, if applicable, is expected to commence after such refund has been made.**

   Where your Electronic Application is rejected or accepted in part only, the full amount or the balance of the application moneys, as the case may be, will be refunded (without interest or any share of revenue or other benefit arising therefrom) to you by being automatically credited to your account with your Participating Bank or if you have applied for the Internet Placement Shares through the IPO website, by ordinary post or such other means as the IPO Website Operator may agree with you, at your own risk, within fourteen (14) Market Days after the close of the Application List provided that the remittance in respect of such application which has been presented for payment or other processes has been honoured and the application monies received in the designated share issue account.

Responsibility for timely refund of application monies arising from unsuccessful or partially successful Electronic Applications lies solely with the respective Participating Banks or the IPO Website Operator. Therefore, you are strongly advised to consult your Participating Bank or the IPO Website Operator as to the status of your Electronic Application and/or the refund of any monies to you from unsuccessful or partially successful Electronic Application, to determine the exact number of New Shares allotted to you before trading the New Shares on the SGX-ST. Neither the SGX-ST, the CDP, the SCCS, the Participating Banks, the IPO Website Operator, our Company, or the Manager assume any responsibility for any loss that may be incurred as a result of you having to cover any net sell positions or from buy-in procedures activated by the SGX-ST.

6. If your Electronic Application is made through the ATMs of DBS (including POSBank), OCBC, or the UOB Group, and is unsuccessful, no notification will be sent by such Participating Bank.

If your IB Application made through the IB website of DBS or UOB Group is unsuccessful, no notification will be sent by such Participating Bank.

Any Internet Placement Application made through the IPO website is on a first-come-first-served basis, and is subject to availability at the point of application. If your Internet Placement Application is unsuccessful, an email notification will be sent to the applicant's registered address with the IPO website.

If you make ATM Electronic Applications through the ATMs of the following banks, you may check the results of your ATM Electronic Applications as follows:–

Bank	**Telephone**	**Available at ATM/Internet**	**Operating Hours**	**Service expected from**
DBS Bank	1800 339 6666 (for POSB account holders) 1800 111 1111 (for DBS account holders)	Internet Banking www.dbs.com*	24 hours	7 p.m. of the balloting day
OCBC	1800 363 3333	ATM	ATM/Phone Banking 24 hours	Evening of the balloting day
UOB Group	1800 222 2121	ATM (Other Transactions — "IPO Enquiry")** http://www.uobgroup.com *	ATM**/Phone Banking 24 hours Internet Banking 24 hours	Evening of the balloting day Evening of the balloting day

* *If you make your IB Applications through the IB website of DBS or the UOB Group, you may check the result through the same channels listed in the table above in relation to ATM Electronic Applications made at ATMs of DBS or the UOB Group.*

** *If you make your Electronic Application through the ATMs or IB website of the UOB Group, you may check the results of your application through UOB Personal InternetBanking, UOB Group ATMs or UOB PhoneBanking Services.*

If you make your Electronic Application through the IPO website, you can check the result of your application through the IPO website. If your application is successful, you will be notified of the results of your application via an email sent to the email address registered with the IPO website.

7. Electronic Applications shall close at **12.00 noon on 12 May 2004** or such other time as our Company may, in consultation with the Manager, decide.

8. You are deemed to have requested and authorised us to:–

   (a) register the Offer Shares or Placement Shares allotted to you in the name of CDP for deposit into your Securities Account;

   (b) send the relevant Share certificate(s) to CDP;

   (c) (for ATM Applications or IB Applications) return or refund (without interest or any share of revenue earned or other benefit arising therefrom) the application monies, should your ATM Electronic Applications or IB Applications be rejected, by automatically crediting your bank account with your Participating Bank with the relevant amount within twenty-four hours after the close of the Application List;

   (d) (for ATM Electronic Applications or IB Applications) return or refund (without interest or any share of revenue or other benefit arising therefrom) the balance of the application monies, should your ATM Electronic Applications or IB Applications be accepted in part only, by automatically crediting your bank account with your Participating Bank with the relevant amount within the shortest possible time after the close of the Application List; and

   (e) (for Internet Placement Applications) return or refund (without interest or any share of revenue earned or other benefit arising therefrom) of the full application monies, should your Internet Placement Application be rejected, is expected to be effected to you by ordinary post at your own risk within fourteen (14) days after the close of the Application List).

9. You irrevocably agree and acknowledge that your Electronic Application is subject to risks of electrical, electronic, technical and computer-related faults and breakdowns, fires, acts of God and other events beyond the control of the Participating Banks or the IPO Website Operator and if, in any such event, our Company, the Manager and/or the relevant Participating Bank or the IPO Website Operator do not receive your Electronic Application, or data relating to your Electronic Application is lost, corrupted or not otherwise accessible, whether wholly or partially for whatever reason, you shall be deemed not to have made an Electronic Application and you shall have no claim whatsoever against our Company, the Manager and/or the relevant Participating Bank or the IPO Website Operator for New Shares applied for or for any compensation, loss or damage.

10. Our Company does not recognise the existence of a trust. Any Electronic Application by a trustee must be made in your own name and without qualification. Our Company will reject any application by any person acting as nominee.

11. All your particulars in the records of your Participating Bank or the IPO Website Operator at the time you make your Electronic Application shall be deemed to be true and correct and your Participating Bank or the IPO Website Operator and the Relevant Parties shall be entitled to rely on the accuracy thereof. If there has been any change in your particulars after making your Electronic Application, you shall promptly notify your Participating Bank or the IPO Website Operator.

12. **You should ensure that your personal particulars as recorded by both CDP, the relevant Participating Bank or the IPO Website Operator are correct and identical, otherwise, your Electronic Application is liable to be rejected.** You should promptly inform CDP of any change in address, failing which the notification letter on successful allotment will be sent to your address last registered with CDP.

13. By making and completing an Electronic Application, you are deemed to have agreed that:–

   (a) in consideration of our Company making available the Electronic Application facility, through the Participating Banks or the IPO Website Operator acting as agents of our Company, at the ATMs, the IB websites and the IPO website:–

      (i) your Electronic Application is irrevocable; and

(ii) your Electronic Application, the acceptance of our Company and the contract resulting therefrom under the Invitation shall be governed by and construed in accordance with the laws of Singapore and you irrevocably submit to the non-exclusive jurisdiction of the Singapore courts;

(b) none of our Company, the Manager, the Participating Banks or the IPO Website Operator shall be liable for any delays, failures or inaccuracies in the recording, storage or in the transmission or delivery of data relating to your Electronic Application to us or CDP due to breakdowns or failure of transmission, delivery or communication facilities or any risks referred to in paragraph 9 above or to any cause beyond their respective controls;

(c) in respect of Offer Shares for which your Electronic Application has been successfully completed and not rejected, acceptance of your Electronic Application shall be constituted by written notification by or on behalf of our Company and not otherwise, notwithstanding any payment received by or on behalf of our Company;

(d) you will not be entitled to exercise any remedy of rescission for misrepresentation at any time after acceptance of your application; and

(e) reliance is placed solely on information contained in this Prospectus and that none of our Company, the Manager and the Underwriter and Placement Agent nor any other person involved in the Invitation shall have any liability for any information not so contained.

Steps for ATM Electronic Applications for Offer Shares through ATMs of DBS Bank (including POSB)

Instructions for ATM Electronic Applications will appear on the ATM screens of the Participating Bank. For illustration purposes, the steps for making an ATM Electronic Application through a DBS Bank or POSB ATM are shown below. Certain words appearing on the screen are in abbreviated form ("A/c", "amt", "appln", "&", "I/C", "SGX", "No." and "Max" refer to "Account", "amount", "application", "and", "NRIC", "SGX-ST", "Number" and "Maximum", respectively. Instructions for ATM Electronic Applications on the ATM screens of Participating Banks (other than DBS Bank (including POSB)) may differ slightly from those represented below.

Step 1 : Insert your personal DBS Bank or POSB ATM Card.

2 : Enter your Personal Identification Number.

3 : Select "CASHCARD & MORE SERVICES".

4 : Select "ESA-IPO SHARE/INVESTMENTS".

5 : Select "ELECTRONIC SECURITY APPLN (IPOS/BONDS/ST-NOTES)" to "CHINAC".

6 : Read and understand the following statements which will appear on the screen:–

THE OFFER OF SECURITIES (OR UNITS OF SECURITIES) WILL BE MADE IN, OR ACCOMPANIED BY, A COPY OF THE PROSPECTUS/DOCUMENT OR PROFILE STATEMENT (AND IF APPLICABLE, A COPY OF THE REPLACEMENT OR SUPPLEMENTARY PROSPECTUS/DOCUMENT OR PROFILE STATEMENT) WHICH CAN BE OBTAINED FROM ANY DBS/POSB BRANCH IN SINGAPORE AND, WHERE APPLICABLE, THE VARIOUS PARTICIPATING BANKS DURING BANKING HOURS, SUBJECT TO AVAILABILITY.

ANYONE WISHING TO ACQUIRE THESE SECURITIES (OR UNITS OF SECURITIES) SHOULD READ THE PROSPECTUS/DOCUMENT OR PROFILE STATEMENT (AS SUPPLEMENTED OR REPLACED, IF APPLICABLE) BEFORE SUBMITTING HIS APPLICATION WHICH WILL NEED TO BE MADE IN THE MANNER SET OUT IN THE PROSPECTUS/DOCUMENT OR PROFILE STATEMENT (AS SUPPLEMENTED OR REPLACED, IF APPLICABLE). A COPY OF THE PROSPECTUS/DOCUMENT OR PROFILE STATEMENT, AND IF APPLICABLE. A COPY OF THE REPLACEMENT OR SUPPLEMENTARY PROSPECTUS/DOCUMENT OR PROFILE STATEMENT HAS BEEN LODGED WITH AND REGISTERED BY THE MONETARY AUTHORITY OF SINGAPORE WHO ASSUMES NO RESPONSIBILITY FOR ITS OR THEIR CONTENTS.

Press the "Enter" key to confirm that you have read and understood.

7 : Press the "ENTER" key to acknowledge:–

You have read, understood and agreed to all terms of the application and Prospectus/Document or Profile Statement, and if applicable, the Replacement or Supplementary Prospectus/Document or Profile Statement.

You consent to disclose your name, NRIC/Passport No., address, nationality, CDP Securities A/c No., CPF Investment A/c No. and securities application amount from your Bank Account(s) to share registrars, SGX, SCCS, CDP, CPF and the issuer/vendor(s).

For FIXED and MAX price security application, this is your only application and it is made in your own name and at your own risk.

The maximum price for each Share is payable in full on application and subject to refund if the final price is lower.

For TENDER securities applications, this is your only application at the selected tender price and it is made in your own name and at your own risk.

You are not a US Person as referred to in the Prospectus/Document or Profile Statement and if applicable, the Replacement or Supplementary Prospectus/ Document or Profile Statement.

8 : Select your nationality.

9 : Select the DBS Bank account (Autosave/Current/Savings/Savings Plus) or the POSB account (current/savings) from which to debit your application moneys.

10 : Enter the number of securities you wish to apply for using cash.

11 : Enter your own 12-digit CDP Securities Account number. (Note: This step will be omitted automatically if your CDP Securities Account number has already been stored in DBS Bank's records).

12 : Check the details of your securities application, your NRIC or passport number and CDP Securities Account number and number of securities on the screen and press the "ENTER" key to confirm your application.

13 : Remove the Transaction Record for your reference and retention only.

STEPS FOR AN IB APPLICATION THROUGH THE IB WEBSITE OF DBS BANK

For illustrative purposes, the steps for making an IB Application through the DBS Bank IB website are shown below. Certain words appearing on the screen are in abbreviated form ("A/C", "amt", "&", "I/C", "SGX" and "No." refer to "Account", "Amount", "and", "NRIC", "SGX-ST", and "Number" respectively).

Step 1 : Click on to DBS Bank website (www.dbs.com).

2 : Login to Internet Banking.

3 : Enter your User ID and PIN.

4 : Select "Electronic Security Application (ESA)".

5 : Click "Yes" to proceed and to warrant that you have observed and complied with all applicable laws and regulations.

6 : Select your country of residence.

7 : Click on "CHINAC" and click the "Submit" button.

8 : Click "Confirm" to confirm:–

(a) **You have read, understood and agreed to all terms of application and the Prospectus or Profile Statement and if applicable, the Supplementary or Replacement Prospectus/Document or Profile Statement.**

(b) **You consent to disclose your name, I/C or Passport No., address, nationality, CDP Securities Account number, CPF Investment Account number (if applicable) and securities application amount from your DBS/ POSBank Account(s) to registrars of securities, SGX, SCCS, CDP, CPF Board and issuer/vendor(s).**

(c) **You are not a US Person (as such term is defined in Regulation S under the United States Securities Act of 1993, as amended).**

(d) **This application is made in your name and at your own risk.**

(e) **For FIXED/MAX price securities application, this is your only application. For TENDER price securities application, this is your only application at the selected tender price.**

9 : Fill in details for share application and click "Submit".

10 : Check the details of your share application, your NRIC or passport number and click "OK" to confirm your application.

11 : Print Confirmation Screen (optional) for your reference & retention only.

STEPS FOR AN INTERNET PLACEMENT APPLICATION THROUGH THE IPO WEBSITE

For illustrative purposes, the steps for making an Internet Placement Application through the IPO website is shown below. Certain words appearing on the screen are in abbreviated form ("A/C", "&", "I/C" and "No." refer to "Account", "NRIC" and "Number" respectively).

Step 1 : Click on to the IPO website (www.ePublicOffer.com).

2 : Login to the IPO website by entering your User Name and Password.

3 : Select the counter CHINAC from the list of current counters offered by clicking "APPLY NOW".

4 : Click "I Agree" to proceed and to warrant that you have observed and complied with all applicable laws and regulations and agree to the terms and conditions stated on the IPO website.

5 : View and/or download a copy of the Prospectus.

6 : Click the check box provided next to the following statements to confirm your declaration:-

(1) I have read, understood and agreed to these terms and conditions, and the Prospectus/Document or Profile Statement and if applicable, the Replacement or Supplementary Prospectus/Document or Profile Statement in relation to the IPO shares;

(2) I consent to the disclosure of my name, I/C or passport number, address, nationality, CDP Securities Account number, and securities application amount to share registrars of the securities, the SGX-ST, SCCS, CDP, the issuer/vendor(s) of the IPO shares;

(3) I am currently resident in Singapore;

(4) I am not a US Person (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended) and not currently resident in the United States;

(5) I understand that the IPO shares have not been and will not be registered under the United States securities law and, subject to certain exception, may not be offered or sold within the United States, that there will be no public offer of the IPO shares in the United States, and any failure to comply with this restriction may constitute a violation of United States securities laws;

(6) This application for the IPO shares is made in my own name and at my own risk; and

(7) I am not an associate (as defined in the Listing Manual of the SGX-ST) or a director or substantial shareholder (as defined in the Companies Act (Chapter 50) of Singapore) of the Issuer.

7 : Click "Confirm" when you have completed the above steps.

8 : Check details of your application (including information on your name, your CDP number, your NRIC number, your email address, the amount payable) on the screen and click "CONFIRM" to confirm your application.

9 : Print Provisional Allocation Screen and proceed to make payment as described in the Provisional Allocation Screen.

This page has been intentionally left blank.

This page has been intentionally left blank.

CHINACAST COMMUNICATION HOLDINGS LIMITED

BEIJING

15F Ruoy Chai International Building
No. 8 Yong An Dong Li, Jian Guo Men Wai Avenue
Beijing 100022, PR China

Tel: 86-10-6566 7788
Fax: 86-10-6528 8356

SHANGHAI

26th Floor Changsheng Building
145 Pu Jian Road, Pudong District
Shanghai 200127, PR China

Tel: 86-21-6864 4666
Fax: 86-21-5173 4554

HONG KONG

11th Floor Yardley Building
177 Connaught Road West, Hong Kong

Tel: 852-2889 6289
Fax: 852-2811 2973

www.chinacastcomm.com